Form 20-F
period 2002-12-31
TWIN MINING CORP
filed 2003-03-31
CIK 851064

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]

Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[X]

Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

or

[ ]

Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from________________ to __________________

Commission file number 0-17791

Twin Mining Corporation

(Exact name of registrant as specified in its charter)

Incorporated in the Province of British Columbia on March 6, 1985
and continued into the Province of Ontario effective March 15, 2000

(Jurisdiction of incorporation or organization)

Suite 1250, 155 University Avenue, Toronto, Ontario, Canada M5H 3B7

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each	Name of each exchange
Class	on which registered
________________________________	_____________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:

common shares without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  As of December 31, 2002: 80,079,344 common shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

[X]             No

Indicate by check mark which financial statement item the Corporation has elected to follow.

Item 17

[X]

Item 18

In the Annual Report furnished in this Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. The noon rate of exchange reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars on February 28, 2003 was U.S.$1.00 = Cdn$1.4840.   A table disclosing the high, low, year-end, and average exchange rates for the previous five fiscal years is located at page 4.

THIS REPORT CONTAINS FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND IS SUBJECT TO THE SAFE HARBOR CREATED BY THAT SECTION. FORWARD LOOKING STATEMENTS CONTAINED IN THIS REPORT INCLUDE, WITHOUT LIMITATION, STATEMENTS IN THIS REPORT RELATING TO EXPLORATION ACTIVITIES PROPOSED TO BE UNDERTAKEN BY THE CORPORATION AND EXPECTED RESULTS THEREFROM AS SET OUT BELOW UNDER ITEM 3 "KEY INFORMATION – SELECTED FINANCIAL DATA" AND CERTAIN EXPECTATIONS OF MANAGEMENT OF THE CORPORATION AS SET OUT BELOW UNDER ITEM 5 "OPERATING AND FINANCIAL REVIEW AND PROSPECTS".  FACTORS THAT COULD CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE SUCH FORWARD LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, THOSE FACTORS, INCLUDING RISK FACTORS, SET FORTH BELOW UNDER ITEM 3 "KEY INFORMATION – RISK FACTORS" AND ITEM 5 "OPERATING AND FINANCIAL REVIEW PROSPECTS".

Part I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

Selected Financial Data

Set forth in the table below are selected financial data with respect to the Corporation's financial condition and results of operations for the five most recent financial years. These selected financial data were prepared in accordance with accounting principles generally accepted in Canada, which, for the purposes of these data, conform in all material respects to accounting principles generally accepted in the United States, and are qualified by reference to the U.S. GAAP Reconciliation information, indexed herein as ITEM 19(a) (the Corporation has responded to ITEM 8 in lieu of responding to this item) and by reference to "Management's Discussion and Analysis” in the annual report furnished pursuant to ITEM 17 hereof (and ITEM 19 (b)). The Corporation is in the exploration stage and has not commenced commercial operations, consequently the data disclosed herein are not indicative of future financial position or results of operations.

	Canadian Dollars, In Thousands (except per share data)

FINANCIAL POSITION AS AT	2002	2001	2000	1999	1998
	$	$	$	$	$
Cash	1,651	2,547	7,047	2,287	300
Other current assets	227	272	209	28	91
Fixed assets	43	42	57	48	56
Mineral properties	25,688	22,748	19,053	17,852	19,993
Total assets	27,609	25,609	26,366	20,215	20,380

Current liabilities	769	880	419	528	262
Long-term liabilities	-	-	-	127	143
Share Capital	47,931	44,965	44,078	34,750	31,985
Deficit	(21,091)	(20,236)	(18,131)	(15,190)	(12,010)
OPERATING RESULTS FOR THE YEARS ENDED	27,609	25,609	26,366	20,215	20,380
Interest Income	24	211	281	33	28
General and admin expenses	882	936	808	704	1,048
(Gain)/loss from Foreign Exchange	(2)	4	1	(16)	73
Mineral property costs written off	-	1,376	2,413	2,525	3,568
Loss	856	2,105	2,941	3,180	4,663
Loss per share Number of common shares issued and subscribed, in Thousands	$0.01 80,079	$0.03 73,404	$0.05 70,434	$0.07 *48,644	$0.11 43,269

* - excludes 6,160,328 special warrants issued on December 31, 1999, and converted into common shares in 2000 (see Exhibit 2.17 included with the 1999 Form 20-F).

The following table discloses certain high, low and average exchange rates for converting Canadian dollars into US dollars for the five years ended December 31 and six most recent months in the last financial year:

Period	End of Period	Average	High	Low
Year ended December 31, 1998	0.652	0.674	0.712	0.631
Year ended December 31, 1999	0.680	0.672	0.686	0.652
Year ended December 31, 2000	0.666	0.673	0.691	0.639

Year ended December 31, 2001

Month ended July 31, 2002

Month ended August 31, 2002

Month ended September 30, 2002

Month ended October 31, 2002

Month ended November 30, 2002

Year ended December 31, 2002

	0.628 0.631 0.642 0.634 0.642 0.636 0.639	0.640 0.647 0.638 0.638 0.634 0.638 0.640	0.691 0.656 0.642 0.641 0.641 0.642 0.645	0.623 0.629 0.631 0.632 0.626 0.632 0.637

Risk Factors

                        Nature of Mineral Exploration and Mining

At the present time, the Corporation does not hold any interest in a mining property in production. The Corporation's viability and potential success lie in its ability to develop, exploit and generate revenue out of mineral deposits.  The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate.  While discovery of a mine may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that the current or proposed exploration programs on exploration properties in which the Corporation has an interest will result in a profitable commercial mining operation.

The operations of the Corporation are subject to all of the hazards and risks normally incident to exploration and development of mineral properties, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.  The activities of the Corporation may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Corporation has interests.  Hazards, such as unusual or unexpected formation, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material.  While the Corporation may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage.  There are also risks against which the Corporation cannot insure or against which it may elect not to insure.  The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Corporation and, potentially, its financial position.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

                        Fluctuating Prices

Factors beyond the control of the Corporation may affect the marketability of any diamonds, gold or any other minerals discovered.  Resource prices have fluctuated widely and are affected by numerous factors beyond the Corporation's control.  The effect of these factors cannot accurately be predicted. The following table sets forth in U.S. dollars the high, average and low sales price of gold for the last five years:

Year

High

Low

Average

Close

1998

314

273

294

287

1999

326

253

279

290

2000

313

264

279

275

2001

293

256

271

277

2002

349

278

310

347

Source:  www.kitco.com

(Historical London Fix)

                        Permits and Licenses

The operations of the Corporation require licenses and permits from various governmental authorities.  The Corporation believes that it presently holds all necessary licenses and permits required to carry on with activities which it is currently conducting under applicable laws and regulations and the Corporation believes it is presently complying in all material respects with the terms of such licenses and permits.  However, such licenses and permits are subject to change in regulations and in various operating circumstances.  There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits required to carry out exploration, development and mining operations at its projects.

                    Competition

The mineral exploration and mining business is competitive in all of its phases.  The Corporation competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Corporation, in the search for and the acquisition of attractive mineral properties.  The ability of the Corporation to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable properties or prospects for mineral exploration.  There is no assurance that the Corporation will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

                    Financing Risks

The Corporation has limited financial resources and there is no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under applicable agreements.  Although the Corporation has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

                    No Assurance of Titles

The acquisition of title to mineral projects is a very detailed and time-consuming process. Although the Corporation has taken precautions to ensure that legal title to its property interests is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured.  The interests of the Corporation in its properties in Indonesia are held under applications for contracts of work, which have yet to receive final approval from the Government of Indonesia, and therefore may not be approved at all or, if approved, may not cover all of the area applied for.  Furthermore, there is no assurance that the interests of the Corporation in any of its properties may not be challenged or impugned.

                Environmental Regulations

The operations of the Corporation are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and their directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

                    Currency Fluctuation

The Corporation's currency fluctuation exposure is primarily to the US dollar as the Atlanta Gold Property is in the United States of America and all material commitments on the Atlanta Gold Property and the Corporation's Indonesian properties are in Canadian or US dollars.  Such fluctuations may materially affect the Corporation's financial position and results of the Corporation.

                    Conflicts of Interest

The directors and officers of the Corporation may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies.  Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Corporation.  In the event that such a conflict of interest arises at a meeting of the directors of the Corporation, a director is required under the Business Corporations Act (Ontario) to disclose the conflict of interest and to abstain from voting on the matter.

From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

                    Estimates of Reserves, Mineral Deposits and Production Costs

Although the reserve and mineral deposit figures included or incorporated by reference herein have been carefully prepared by the Corporation, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold or other mineral from reserves will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  Material changes in reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects.  Reserves are reported as general indicators of mine life.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.  There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades being mined or dedicated to future production.  Until ore is actually mined and processed, reserves and grades must be considered as estimates only.  In addition, the quantity of reserves may vary depending on mineral prices.  Any material change in reserves, or grades or stripping ratios will affect the economic viability of the projects.  In addition, there can be no assurance that gold recoveries or other mineral recoveries in pilot plant tests will be duplicated during production.

                    U.S. Mining Law

Proposed legislation has been introduced in the United States Congress which would supplant or radically alter the provisions of the Mining Law of 1872 which currently applies to unpatented mining claims held in the United States of America.  The Atlanta Gold Property includes unpatented mining claims.  If enacted, such legislation could substantially increase the cost of holding unpatented mining claims and could materially impair the ability to develop mineral resources on unpatented mining claims.  Under the proposed legislation, the ability of companies to obtain a patent on unpatented mining claims would be nullified or substantially impaired.  Moreover, such proposed legislation contains provisions for the payment of royalties to the federal government in respect of production from unpatented mining claims, which could materially and adversely affect the potential for development of such claims and the economics of operating existing mines on federal unpatented mining claims. In addition, the proposed legislation may prohibit mineral exploration or development, even on existing unpatented mining claims, unless and until a federal agency finds that mining is a suitable use of the land in question, a review process which could take years.

                Incorporation

The Corporation exists under the laws of the Province of Ontario, Canada and four of the Corporation's five directors and all of its officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

ITEM 4.

INFORMATION ON THE COMPANY

History and development of the Company

Twin Mining Corporation (the "Corporation") was incorporated under the laws of the Province of British Columbia under the name Atlanta Gold Corporation by memorandum of incorporation dated March 6, 1985. On April 3, 1997, Atlanta Gold Corporation acquired Voisey Bay Resources Inc. pursuant to an amalgamation by way of an arrangement effected under the Companies Act (British Columbia) and changed the name of Atlanta Gold Corporation to Twin Gold Corporation.  On March 15, 2000, the Corporation was continued under the Business Corporations Act (Ontario) and the name of the Corporation was changed from Twin Gold Corporation to Twin Mining Corporation.  The registered and executive office of the Corporation is located at Suite 1250, 155 University Avenue, Toronto, Ontario M5H 3B7.  The Corporation has a field office located at Suite B, 1509 Tyrell Lane, Boise, Idaho, 83706 and a registered head office for the territory of Nunavut, Canada, located at the P.O. Box 1779, Building 1088C, Iqaluit, Nunavut, X0A 0H0.

The Corporation has four subsidiaries, Atlanta Gold Corporation of America, Inc. ("Atlanta U.S.") (a Nevada company), Voisey Bay Resources Inc. ("Voisey Bay") (a British Columbia company), and Twin Gold Cayman Corporation and Twin Gold Layuh Mining (Resources) Corporation ("Twin Gold Layuh") (each of which is a Cayman Islands company), all of which are wholly-owned.

The Corporation is engaged in the exploration and development of mineral resource properties. The Corporation has various interests in four mineral resource properties: the Torngat diamond property (the "Torngat Property") located in the Province of Québec, consisting of a 100% interest in three Mine Exploration permits; the Jackson Inlet diamond property (“Jackson Inlet”) consisting of 111 mineral claims located on the Brodeur Peninsula of Baffin Island; the Atlanta gold property (the "Atlanta Gold Property") located in the State of Idaho, consisting of 35 patented and 113 unpatented mining claims; and one gold property having an area of 86,880 hectares located in Kalimantan, Indonesia.

In addition to the interests currently held by the Corporation in mineral resource properties, management of the Corporation reviews opportunities to acquire interests in further mineral resource properties as such opportunities become available to the Corporation.

Properties

Torngat Property, Québec

Between July and November 1999, the Corporation was issued four contiguous exploration permits covering a total of 444 square kilometres by the Quebec Ministry of Natural Resources. A fifth exploration permit covering 62.85 square kilometres was issued in 2000. In 2001, the Corporation renewed three of the permits covering 327 square kilometres. Total costs of $218,060 for the two abandoned permits were written off during the year. In 2002, the three permits were again renewed. The permits are valid for five years and may be renewed for an additional five-year period. The Corporations efforts to date have been directed towards a series of five (5) diamondiferous kimberlite dyke systems that strike over a combined length of 37 km.

Location and Access

The Torngat Property is located in northeast Québec on the eastern shore of Ungava Bay.  The nearest habitation is the town of Kangiqsualujjuaq (formerly George River) about 90 kilometres south-southwest of the Torngat Property and the town of Kuujjuaq (formerly Fort Chimo) about 250 kilometres southwest of the Torngat Property.  Montréal is approximately 1,500 kilometres south-southwest of the Torngat Property. Access to the Torngat Property is by boat, fixed-wing aircraft or helicopter from Kuujjuaq or Kangiqsualujjuaq, both of which have scheduled air service.

The central part of the Torngat Property is a plateau about 400 metres above sea level and is part of a larger geographical entity, the George Plateau.  The plateau is broken by steep-sided gorges and fjords.  The largest fjord is Alluviaq Fjord that bisects the property and trends in a southeast-northwest direction.  The first of the dikes discovered on the Torngat Property is exposed in the steep-sided walls on the northern side of Alluviaq Fjord.

The Torngat Property is above the tree line.  The climate is arctic with an average annual temperature between -7.5° Celsius and -5° Celsius (18.5° Fahrenheit and 23° Fahrenheit). The property area receives about 400 millimetres to 500 millimetres of precipitation annually, with about 45 per cent of the total falling as snow.  There are normally about 20 to 40 frost free days annually.

Regional and Property Geology

The Torngat Property lies within the Torngat Orogen.  The crust in the Orogen is thickened because Rae Province rocks were thrust below the Nain Province more than a billion years ago.

The Torngat Property covers three different tectonic regimes.  To the southwest are quartzo-felspathic gneisses of the Rae Province.  Locally, there are infolds of Aphebian age shallow water sedimentary rocks of the Lake Harbour Group, which are progressively deformed to the northeast by the Abloviak Shear Zone.  The predominant rock type on the Torngat Property is the Tasiuyak Gneiss, a northwest trending belt of garnet-quartz-plagioclase gneisses which extend southwards into Labrador.  The gneisses are considered to be altered sedimentary rocks.  The northeastern part of the Torngat Property is underlain by granulitic gneiss of the Burwell Terrane.

The rocks of the Torngat Orogen strike northwest-southeast within the Torngat Property.  Cross-cutting the gneisses, there are a number of kimberlite dikes.  The first dikes discovered are located on the northern shore of Alluviaq Fjord.  These dikes strike northeast and dip subvertically.  They are exposed on the steep side of the fjord, typically in crevices where the kimberlite has been eroded preferentially and the debris from weathering flushed from the crevice by water flowing over the fjord wall.

Three dikes in this area have been sampled by the Corporation numbered, from east to west, Torngat 1 to 3.  The dikes are approximately 2.5 metres, 1 metre and 0.6 metres in thickness, respectively.  Torngat 1, the largest dike, has been traced through discontinuous exposure about 1.5 kilometres across the plateau to an unnamed lake. A number of other dikes have been identified by the Corporation and three narrow dikes have been observed so far at sea level on the south side of Alluviaq Fjord. The Corporation completed a lineament study of the property using air photographs.  This study demonstrated that there are a number of linear features striking northeast across the property on the northern side of Alluviaq Fjord.  South of the fjord, the trend of the linear feature swings to north-south.  Near the Baufremont River, in an area called Torngat South, other kimberlite dikes have been identified and one has been sampled.  One sample is from float overlying a dike estimated to be about 3 metres wide.  Based on outcrop patterns, other parallel dikes are recognized in this area. The individual dikes are dark green and generally coarse-grained. Torngat1 has a thin selvage of fine-grained kimberlite on both sides, which is typically about 10 to 15 centimetres thick.  Contacts between the coarse-grained and fine-grained kimberlite and between the kimberlite and the enclosing rocks are sharp.  The dikes outcrop recessively, and the fine-grained kimberlite is more resistant to weathering than the coarse-grained kimberlite.  Torngat 1 appears to bifurcate in the fjord cliff face, so that a horse of wall rock is surrounded by kimberlite.

Mineralogically, the dikes are made up of olivine, which is frequently serpentinized, and phlogopite, contained in a matrix of fine-grained phlogopite, olivine, spinel (titanium-magnesium chromites, magnesium-aluminum chromites and titanium-magnesium magnetites), perovskite and carbonate.  Previous geochemical work completed by staff and students of the University of Québec in Montreal showed that the rocks contain very low silica and are ultra potassic, and that titania is high and alumina is low.  Based on these results, and the mineralogy, these rocks are classified as Type 1 kimberlites.

RPA Report Update October 2000

Roscoe Postle Associates Inc. (“RPA”), an independent firm of geological and mining consultants, was retained by the Corporation in November 1999 to prepare an independent qualifying report on the Torngat Property (the “RPA Report”). The RPA Report released in December 1999 recommended work programs in two phases, budgeted at $17 million and $21 million, depending on initial estimates for the costs of the underground program, which was the largest single cost.  The December 1999 report also provided for a third program, with an estimated cost of $7 million, which did not include any underground sampling.

Essentially, the RPA Report’s recommended Phase 1 program included airborne geophysics, a winter sampling program and an initial diamond drilling program.  The recommended Phase 2 program included a follow-up of the airborne geophysics and provided for underground bulk samples. Subsequent to the release of the RPA Report in December 1999, the Corporation completed a number of work programs.  In October 2000, RPA released a modification of its initial report, noting that the Corporation’s work program had been technically very successful and that it was necessary that the program initially recommended by RPA be modified.

Phase I – Winter 1999-Spring 2000 Exploration Program

As part of the Phase I program, the Corporation commissioned Fugro-SIAL Geosciences Inc., of St. Laurent, Quebec, to fly a 5,000-line kilometer airborne high-sensitivity magnetometer, gradiometer and electromagnetic survey. The flight lines were oriented at 315° in the northern part of the survey area and 295° in the southern part of the area. The nominal lines were spaced 100 metres apart and the ground clearance was 90 metres. The survey was completed in January 2000 and identified 29 anomalies that could represent kimberlite dykes and a further 40 anomalies that could represent kimberlite pipes. The survey data was used to conduct a spring exploration program whereby a total of 43 dry tonnes of kimberlite was blasted and sampled at five different locations along a strike length of ten kilometres on the main dyke system.

In this (and subsequent) programs, sampling, packaging, sealing and transportation was (and will be) conducted according to Quality Assurance (“QA”) and Quality Control (“QC”) instructions from MPH Consulting Limited  (“MPH”). After the arrival of the samples at the processing plant, in this case, the facility of the Saskatchewan Research Council (“SRC”), in Saskatoon, AMEC E & C Services Limited (“AMEC”) (formerly MRDI Canada (“MRDI”)) provided QA and QC directions and processing advice. Both MPH and AMEC audited compliance with their instructions throughout the chain of activities from sampling through diamond counting and storage.

In MRDI’s opinion, it was very encouraging that diamonds in excess of 3 millimetres in longest dimension are found in small samples of 8.7 and 8.74 tonnes taken some 5 kilometres apart on the same dyke.

In the case of the first two samples, the SRC combination of crushing, jigging and magnetic separation resulted in an unduly large amount of concentrates that required diamond extraction by the costly caustic fusion method. The SRC results of processing samples from locations AD2 and DU on the main dyke system, north of the Alluviaq Fjord (AD2 near the 400 metres fjord wall and DU – 6 kilometres inland) were as follows:

Parameter	Units	AD2	DU
Sample weight processed	Dry tonnes	8.70	8.74
Macro diamonds recovered (>0.85 mm)	Number	77	99
Macro diamonds recovered (>0.85 mm)	Carats	1.3265	1.3721
Recovered Grade	Carats per tonne	0.153	0.157
Largest diamond recovered (l x w x h)	Millimetres	3.8x3.6x3.2	3.1x2.04x1.08
SRC reports that the gem-sized diamonds are of consistent high quality, white and transparent, and show fresh breakage surfaces on a significant number of stones.

The tailings samples produced during processing of all five samples at SRC were transferred from Saskatchewan to Lakefield Research Limited, Lakefield, Ontario (“Lakefield”), for further processing using a dense media separation (“DMS”) plant. The results of total diamonds recovered at Lakefield were as follows:

Sample No.	Sample Weight (metric tonnes)	Diamond Recovery Feed (carats)	Diamond Recovery Tailings (carats)	Total Weight (carats)	% Increase	Recalculated Grade (carats per tonne)
AD2	8.700	1.3265	0.082	1.409	6.2	0.162
DD	9.242	0.3350	0.154	0.489	46.0	0.053
DU	8.740	1.3721	0.042	1.414	3.1	0.162
RRR2	8.432	0.2080	0.025	0.233	12.0	0.028
RRR4	7.726	0.2170	0.053	0.270	24.4	0.035

Diamonds were recovered from all five samples. Total diamond recoveries increased significantly after processing the tailings for Samples DD (46%), RRR4 (24.4%) and RRR2 (12%). Results were prepared on    May 9, 2001 by Bruce Jago, Ph.D., Manager, Mineralogical Services, Lakefield Research Limited.

Phase II – 2000 Summer Exploration Program

The summer exploration program from mid July to the end of September consisted of prospecting, mini-bulk sampling, and systematic mapping and sampling of the dykes at approximately 400 metres intervals throughout the mapped length, exceeding 37 kilometres. Several mini-bulk samples weighing approximately 50 kilograms each were taken and 29 larger samples ranging in size from 250 kilograms to 400 kilograms were recovered by drilling and blasting.

The sampled widths, measuring up to 4 metres and averaging 1 – 2 metres throughout the sampled length, compare favourably with the well known South African dykes that have been mined for many years (i.e.: Bellsbank, Bobbejaan and Star Dyke, all approximately 0.6 metres wide). At the Torngat Property the most continuous and widest dyke system observed to date averages 1.45 metres wide over a strike length of more than 23 kilometres.

Given the promising diamond counts and sizes encountered to date over the sampled dykes, the Corporation considers it reasonable to target for discovery and definition of several commercial deposits.

2000 Mini–Bulk Sampling Program

Commencing in early August, the AD site of the TORNGAT 1 dyke was mined from a trench which measured approximately 65 meters long, up to 7 meters deep and 1.0 to 2.5 meters wide. The trench is vertical, very regular and flanked by competent rock.  Both walls held up well to the 7 metres depth with 5 to 20 centimetres of fine-grained contact kimberlitic material adhering. The trenching also confirmed that the kimberlite dyke could be mined with minimal dilution and the practicality of selective mining of the higher-grade central portion.

To facilitate and help the understanding of the size distribution of the diamond population, three samples totaling 342 tonnes were excavated from different portions of the trench. Sample “A” (91 tonnes), represented primarily the northeast portion of the trench; “NN” (193 tonnes), represented the top half of the southwest portion; and “C” (58 tonnes), represented the lower half of the southwest portion.

A barge departed the Alluviaq Fjord on October 3, 2000 with the samples, which were trucked from Portneuf, Quebec (near Quebec City) to Lakefield. All samples arrived at Lakefield by October 26, 2000.

To process Twin Mining’s three mini-bulk samples and the remainder of the 3 small samples from SRC, Lakefield acquired a new Dense Media Separation (DMS) plant from Bateman Engineering in South Africa. In early November, crushing of the mini-bulk samples started. Diamond recovery from the DMS concentrates is by grease table. In April 2001, there was a total of 1,548 macro-diamonds (+1 millimetre in size) extracted from the mini-bulk samples “A”, “C” and “NN” as shown on the table below.

Summary of sample weights and diamonds recovered from mini-bulk program

Samples	Sample weight (Tonnes)	Number of diamonds	Carats
“A”	90.7	250	4.836
“C”	57.7	312	2.405
“NN”	193.2	986	5.879
Grand Total	341.6	1,548	13.120

As part of the Quality Assurance Procedures 10 tonnes of DMS tails were retreated and ten macro-diamonds were recovered. Three diamonds measured between 4 and 5 millimetres; eight between 3 and 4 millimetres; and 125 between 2 and 3 millimetres. The remaining macro-diamonds measured between 1 and 2 millimetres. The largest diamonds weighed 0.685, 0.566, 0.279, 0.271 and 0.199 carats. The samples originated from   a   65 metres long excavation up to 7 metres deep on the TORNGAT 1 dyke. This sample-site included sample-site AD2 where a sample of 8.7 tonnes was taken in Spring 2000.

Grab-Sample Analysis – Summer 2000

During summer 2000, a series of 50-kilogram samples were taken from the outcropping sections of all dykes at an average interval of 400 meters. In addition, 300 kilograms were collected from each of 29 sites. The dykes measure up to 4.0 meters true width and average 1.2 meters. The most continuous and widest system observed to date is by far the system made up of the TORNGAT1 and Pita dykes, which average 1.45 meters wide over an estimated strike length of more than 23.2 kilometers.

A series of 50-kilogram grab-samples was taken from the TORNGAT North area on a 4.5 kilometres dyke section. Lakefield completed caustic fusion on approximately 24 kilograms of the samples (with the remainder retained for auditing) indicate anomalous diamond grades up to 0.021 carats (88 CPHT) as shown in the table below, These diamond grades are significantly higher than the grab-sample grades previously obtained at sample site AD2 indicating the high-grade potential of this dyke section.

Further analysis of results shows that samples from the 4.5 kilometres TORNGAT North section of the dyke (DU sample area) consistently yielded encouraging quantities of diamonds, particularly macros. The 8.74 tonne DU sample which was taken in the spring of 2000, yielded 99 macro-diamonds on the 0.85millimetres screen with the largest measuring 3.1 x 2.04 x 1.08 millimetres. The analysis of 100 kilograms each of three 300-kilograms samples from the same area produced 178 diamonds including 35 macro-diamonds

Grab Sample Analysis

Sample No.	Weight Fused (kilogram)	Micro Diamonds	Macro * Diamonds	Total Carats	Largest Diamond (millimetres)	Grade CPHT
887571	24.00	9	4	0.014	1.05*1.03*1.01	57.2
887573	24.00	30	2	0.006	1.20*0.46*0.38 fragment fragment	25.7
887587	24.00	11	4	0.021	1.85*1.25*1.07 fragment fragment	88.6
888466	48.57	41	4	0.009	1.05* 0.86* 0.73	18.6
Total	120.57	91	14	0.050		41.6

* A macro-diamond is defined as exceeding 0.5 mm in at least one dimension

In its report of October 2000, RPA noted that since the time of the RPA Report recommendations made in December 1999, the airborne geophysics conducted on the property had demonstrated more diamondiferous dikes than had been originally anticipated and that the dikes were longer and wider than had been appreciated.  RPA agreed with the Corporation that systematic sampling of the dike swarm was necessary to determine the best locations for larger bulk sampling.  RPA noted that the apparent success of the use of trenching to produce large uncontaminated samples could further delay the more extensive diamond drilling and underground bulk sampling.

Phase III – 2001 Exploration Program

The Corporation had three objectives in taking the mini-bulk samples, being to determine that the dyke produces commercial size diamonds, to assess the relationship between micro-diamond results and mini-bulk sample macro-diamond recoveries and to assess the macro-diamond distribution along the dyke.

Considering that the objectives of the mini-bulk samples have been positively met plus the positive results from the 50 kilogram grab-samples, the Corporation is now focusing on the 4.5 kilometre long Torngat North area. In addition, the ongoing exploration program for the Torngat Property is expected to identify other sections of the dyke system of higher diamond grade.

Between September 16 and 20, 2001, a total of 9 samples totaling 2,591 kilograms was collected from the Torngat North area. The position of the samples ensures a complete coverage of this section of the dyke. Samples of 300 kilograms were taken at intervals of 100 to 400 meters. Emphasis was given to taking a representative 300-kilograms sample from each of the sites where previous 50 kilograms grab samples had yielded high diamond counts.

Mini-bulk sample analysis – Summer/Fall 2002

In 2002 samples from two anomalously diamondiferous dyke segments were processed. In January 2003, fifteen samples, ranging in weight from 24 kg to 100 kg were analyzed for diamonds by caustic fusion (100-micron cut-off size), selection and description was completed by Lakefield and reviewed by AMEC.

Analytical results of the 900-meter and 400-meter segment, respectively, are tabulated below.

Dyke Segment Diamond Summary- According to square mesh sieve analysis provided by Lakefield

Sampled segment	900m dyke segment (578.52kg)		400m dyke segment (432kg)
Sieve size (mm square mesh)	Number of diamonds	Weight of diamonds (carats)	Number of diamonds	Weight of diamonds (carats)
0.85 to 1.18	3	0.042511	3	0.03471
0.600 to 0.850	10	0.046633	12	0.05098
0.425 to 0.600	27	0.038755	14	0.019630
0.300 to 0.425	38	0.020585	19	0.010965
0.212 to 0.300	69	0.015260	38	0.007840
0.150 to 0.212	99	0.007448	50	0.003230
0.100 to 0.150	103	0.002725	61	0.001585
Total	349	0.173917	197	0.128940

Samples listed in this table make up the 900 meter TORNGAT North dyke segment

Sample No.	Sample Weight (Kg)	Diamonds recovered	Total Diamond Weight In Sample (Carats)
GL10	101.80	99	0.026835
887573	24.00	32	0.006175
DB09	100.00	60	0.017590
GL09	72.52	47	0.030285
887574	24.00	14	0.002190
DB03	100.00	43	0.015010
GL08	81.25	20	0.032385
887575	24.00	2	0.000060
DU character	50.95	32	0.043387
TOTAL	578.52	349	0.173917

1. 13 diamonds measure greater than 0.5 mm in three dimensions and

2. 41 diamonds measure greater than 0.5 mm in two dimensions.

Samples listed in this table make up the 400 meter TORNGAT North dyke segment

Sample No.	Sample Weight (Kg)	Diamonds recovered	Total diamond weight in sample (Carats)
DB04	100.00	36	0.021595
DB01	100.00	63	0.029975
887587	24.00	15	0.021265
DB06	100.00	53	0.011465
GL07	84.00	29	0.042070
887588	24.00	1	0.002570
TOTAL	432.00	197	0.128940

12 diamonds measure greater than 0.5 mm in three dimensions and

28 diamonds measure greater than 0.5 mm in two dimensions

Largest diamonds discovered to date from the 900 meter and 400 meter dyke sections are 2.90 x 2.50 x 1.80mm (0.065 ct) and 1.85 x 1.25 x 1.07mm (0.0142 ct), respectively.  The diamonds are very white, mostly transparent and of high preservation, as previously described by Lakefield.

These results and work to date on the project relate to exposed dyke intervals that strike roughly at right angles to stratigraphy.  Cross faults, that are believed to occupy overburden covered valley floors, also intersect dykes at rights angles and potential exists for dyke width enhancement where dykes and cross structures exist.  Additional surveying and ultimately diamond drilling would be required to evaluate overburden covered sections of dyke material.

The company’s diamond project focus in the coming year is directed towards its large tonnage potential Jackson Inlet project.  Consequently, management will pursue other options, including Joint Venture participation to advance the project in the coming year.

Property Status and Acquisition

Enough work has been done to secure property rights for the next 10 years.

Jackson Inlet, Baffin Island

Pursuant to agreements dated April 27, 2000 and November 7, 2000 (the “Agreement”), the Corporation acquired a 100% interest in three mineral claims from Helix Resources Inc. (“Helix”) covering a total of 7,128.5 acres (28.85 square kilometres). One of the claims, covering 2,480 acres (10.03 square kilometres), was allowed to lapse because of apparent low potential. These mineral claims were acquired by the Corporation by paying $50,000 and issuing 30,000 common shares. To maintain the Agreement in good standing, Helix was paid $100,000 and issued 45,000 common shares of the Corporation in 2001. In 2002, the Corporation paid $150,000 and issued another 75,000 common shares of the Corporation to Helix. In order to maintain a 100% interest, the Corporation is required to make further payments totaling $450,000 and to issue 225,000 additional common shares by December 31, 2006. In addition, a payment of $500,000 is due upon receipt of all development permits and a payment of $1,000,000 plus 500,000 common shares is due upon production of 500,000 carats. Subsequently, Helix is to receive a 5% net profits interest and a 1% gross royalty after crediting all previous payments. In May 2000, the Corporation staked 16 additional claims covering 26,290 acres (106 square kilometres) over nearby potential kimberlite target areas chosen in consultation with Helix.  In March 2001, the Corporation staked 61 additional claims, surrounding its Jackson Inlet discovery claim block, covering 130,908 acres (529.8 square kilometres). In April 2002, the Corporation staked 32 additional claims nearby, covering an area totaling 82,640 acres (334.4 square kilometres). Since May 2002, the Corporation has held a 100% interest in 111 mineral claims covering 244,487 acres (989.4 square kilometres).

Location and Access

The Jackson Inlet cluster of kimberlite pipes is located 12 kilometres east of Tidewater on the Brodeur Peninsula, on the west coast of Baffin Island. It is centered 3.3 kilometres south of Jackson River at 73°14' 48" latitude north and 88°16' 12" longitude west. Approximately 100 kilometres to the east is the community of Arctic Bay (Ikpiarjuk), which is linked by a 21 kilometre all-weather highway to the more easterly Nanisivik zinc mine and townsite.

Arctic Bay and Nanisivik have First Air Boeing 727 jet service twice weekly. Marine shipping companies make the first scheduled delivery in mid-July and the last in mid-September. Navigable waters of Admiralty Inlet, Lancaster Sound and Prince Regent Inlet bound the Brodeur Peninsula.

Geology

Flat-lying ordovician and silurian carbonates are exposed along the steep coastline of the Brodeur Peninsula and in the deeply incised river gorges. From the air, evidence of the Jackson Inlet cluster of kimberlite pipes is manifested as three dark brown circular patches along a northeast-southwest axis and surrounded by a 500 metres by 600 metres halo of tan colouration. Within the halo are patches of darker tan colour.

The unweathered kimberlite, sampled from three pipes, has a dark brownish green, fine-grained ground mass which comprises 20% to 30% of the rock. The remaining 70% to 80% is primarily light green olivine of random dimensions up to 2 centimetres. Fragments of limestone, shale and gneiss are also present.  Although hand specimens are only slightly magnetic, many contain 5% to 10% very magnetic fragments. These fragments resemble a siliceous iron-manganese shale or iron formation and are prominent in the weathered material in permafrost and "soil" above the pipes.

Thin sections of various kimberlite samples were examined by microscope at Lakefield. The mineral assemblage consists of abundant olivine macrocrysts as well as scarce phlogopite and garnet macrocrysts set in a fine grained serpentine matrix. The presence of pyroclastic texture suggests crater facies material and a relatively shallow level of erosion.

Spring 2000 Exploration Program and Results

On May 29, 2000, the site of the Jackson Inlet pipes was first examined and sampled by the Corporation’s Director of Diamond Mining, Dallas Davis, P. Eng. The only patch (approximately 10 metres by 10 metres) of weathered kimberlite not covered by snow was sampled to a maximum depth of 10 centimetres at 17 random points. A 94.52-kilograms aggregate of the samples was subjected to caustic fusion at Lakefield yielding 42 diamonds. Three were greater than 0.5 millimetres in longest dimension. The majority exhibited 85% to 95% preservation, white colour and transparent to translucent clarity. Multi-element analyses by electron microprobe on approximately 100 grams each of chromite and garnet from the caustic fusion residues showed that approximately 40% of the Jackson Inlet chromite population could have been derived from potentially diamondiferous chromite harzburgite. Even though garnets are more readily destroyed by caustic fusion than chromite, the preserved population contained 5% G10 sub-calcic pyrope garnet derived from potentially diamondiferous garnet harzburgite source rocks and 5% G3 eclogitic garnet derived from high pressure eclogitic source rocks,of which 17% of the six analyses are compositionally similar  to eclogitic garnet from diamondiferous eclogite xenoliths.

These findings provided a strong case for a more comprehensive sampling program. Because of the anticipation of shallow overburden, trenching to bedrock using explosives was considered to be feasible and more cost effective than mobilizing a drill. Accordingly, G. L. Geoservices Inc., Rouyn-Noranda, Quebec, was contracted for the August 10th to 24th, 2000 period to provide these services. Explosives proved successful for exposing and sampling bedrock of three pipes along 65.5 metres of trenches of 1 to 2 metres depth and confirming the existence of a fourth pipe by exposing the top of the black gravelly weathered kimberlite at a depth of two metres. Approximately 1.6 tonnes of samples were submitted to Lakefield. Diamond extraction results are tabulated below:

	Kilograms fused	Micro- diamond count	* Macro- diamond count	Carats	Largest diamonds (millimetres)	% diamond. Inclus. Chromites	% G10 garnets (harzburgitis)
Pipe 1 total Fresh bedrock Weathered bedrock	887 792 95	359 320 39	37 34 3	0.196 0.192 0.004	2.48/2.34/1.91	24.0	25.8
Pipe 2 total Fresh bedrock Weathered bedrock	560 474 86	143 130 13	16 13 3	1.049 0.254 0.795	3.99/2.00/5.40	68.5	47.3
Pipe 3 total Fresh bedrock Weathered bedrock	195 98 97	99 46 53	6 2 4	0.156 0.007 0.149	1.05/2.96/1.85	48.4	30.4
Pipe 4 Surface kimberlite fragments	6	9	Overburden too thick to expose bedrock. Sample, consisting of kimberlite fragments from frost boil action.			54.8	16.2
Pipe 5 Weathered bedrock	21	9	3	0.023	1.48/1.03/1.0	59.0	76.8

* A macro diamond is defined as exceeding 0.5 millimetres in at least one dimension

At Lakefield, heavy mineral concentrates were produced from representative 8 to 10 kilograms samples of kimberlite from ten sites in the Jackson Inlet cluster, through a combination of staged crushing, wet screening and heavy liquid separation. Minerals were picked from riffled aliquots of concentrates using a binocular microscope. The riffled samples were of sufficient size to contain from 60 to 120 grains of chromite and from 90 to 125 grains of garnet. Chromite and garnet grains were mounted in epoxy and analysed for major and minor element contents by electron microprobe (JEOL 733 Superprobe) under standard operating conditions. The data was interpreted using industry-standard bi-variate plots and data classification schemes published by, Sobolev (1973), Dawson and Stephens (1975), Gurney (1985), Fipke et al. (1995) and Schulze (1997).

The majority of grains selected had either a peridotitic or eclogitic parentage. Interpretation of the chromite data showed that for the ten sample sites, between 14% and 68% of the chromite compositions plot within the compositional field of world-wide chromite inclusions in diamond, with an average of about 46%.

Interpretation of the garnet data showed that between 9% and 56% (average 28%) of the garnets were classified as sub-calcic, G10 Cr-pyrope and between 0% and 12% (average 5%) as high pressure eclogitic garnet, both of which are similar to the compositions of garnet inclusions in diamond as determined from a world-wide database.

This data compares very favourably with kimberlite pipes under development elsewhere in Canada. For example, Diavik's A154S pipe which grades approximately 4.5 carats per tonne, contains about 28% diamond-inclusion chromite and 23.5% sub-calcic, G10 Cr-pyrope. In addition, A154N (grading approximately 2.2 carats per tonne), A21 (grading approximately 2.7 carats per tonne) and A418 (grading approximately 4.0 carats per tonne), three other pipes in Diavik's mining plan contain 23.6%, 15.9% and 10.2% sub-calcic, G10 Cr-pyrope, respectively. Data for the proportion of high-pressure eclogite and chromite have not been published for these kimberlites.

In South Africa, mineral concentrates produced from kimberlite at the Finsch (grading approximately 0.9 carats per tonne), Premier (grading approximately 0.3 carats per tonne) and Newlands (grading approximately 0.65 carats per tonne) Mines contain 42.2%, 18.9% and 23.8%, sub-calcic, G10 Cr-pyrope, respectively.

2001 Airborne Survey

In March 2001, the Corporation commissioned a helicopter-borne magnetic and electromagnetic survey by Fugro-SIAL Geosciences Inc., of St. Laurent, Quebec, which involved flying 6,641-line kilometers. It was completed in May 2001. Lines were flown in both northeast and northwest directions and spaced 100 meters apart. It defined Freightrain as one large kimberlite pipe and detected 13 additional prospective kimberlitic pipes.

A regional flight line spacing of 250 meters was selected as adequate to detect the larger kimberlite pipes. The survey detected 14 magnetic anomalies  (including Freightrain). The profiles are suggestive of shallow intrusives and are listed in the table below.

Magnetic Anomalies	Approximate Diameter (metres)	Magnetic Anomalies	Approximate Diameter (metres)
Freightrain	500	Ano 4D	600
Ano 1	150	Ano 5	600
Ano 2	100	Ano 6	300
Ano 3 – Cargo1	140	Ano 7	300
Ano 4A	240	Ano 8 - Cargo2	50
Ano 4B - Cargo3	300	Ano 9	30
Ano 4C	600	Ano 10	60

Spring 2001 Sampling Program

In April 2001, the Corporation commenced excavation of larger bedrock kimberlite samples from the two most promising Freightrain pipe outcrop areas tested in 2000, namely, JI-6 (0.023 carats in 21 kilograms (1.10 carats/tonne)) and JI-3 (1.049 carats in 560 kilograms (1.87 carats/tonne)). The results of the Lakefield DMS processing to recover +1 millimetre diamonds are presented on the following table as sample #1 and #2 respectively. Sample #2 produced the breakthrough, Twin Mining's first 1-carat gem quality diamond.

Parameter	Units	Sample # 1	Sample # 2	Total
Sample weight processed	Dry tonnes	1.91	16.5	18.41
Diamonds + 1 millimetre	Number Carats	12 0.560	74 3.084	86 3.644
Two largest Diamonds	Carats Size (millimetres)	0.311 3.28x2.99x2.70 3.19x2.17x1.70	1.217 6.98x5.64x3.60 3.90x3.19x2.40

As can be established from the diamonds presented in length categories below, the percentage of larger stones is higher in the 18.4 tonnes taken in 2001 than in the sample (0.58 tonnes) taken in 2000 from the same sites, i.e. 38% vs. 25% of +1 millimetre stones equal or exceed 2 millimetres in length. These diamond distributions in favour of larger sizes provide an indication of the high value potential of Freightrain.

Sample Diamond		Number of diamonds categorized by length
	Tonnes	1 – 2 millimetres	2 - 3 millimetres	+ 3 millimetres
Sample # 1, JI-6 site	1.91	7	3	2
JI-6 (Year 2000 Sample)	0.02	3	0	0
TOTAL - Sample # 1 site	1.93	10	3	2
Sample # 2, JI-3 site	16.50	46	22	6
JI-3 (Year 2000 Sample)	0.56	6	1	2
TOTAL - Sample # 2 site	17.06	52	23	8

Summer 2001 Core Drilling Program

In July 2001, the Corporation commenced constructing a camp suitable for housing up to 20 people.  The camp is located approximately 3 kilometers north of the Freightrain pipe, on a terrace adjacent to the Jackson River. All equipment and materials brought to the site were first delivered to Nanisivik either by scheduled ship or by First Air Boeing 727 aircraft. Transportation to the site was by Twin Otter that landed on a strip located within the Jackson River estuary, approximately 5km west of the camp. Helicopter services provided the link between the landing strip and the camp or work sites.

Core Drilling Program and Results - Freightrain

Seventeen holes, totaling 1,108 metres, were positioned to test the extent of the diamondiferous kimberlite body at three points along the anticipated perimeter of the pipe. Eleven of the holes tested the outer edge of the pipe and six holes were drilled in the central area of the pipe. The drill results showed a total of 314 metres of kimberlite intersections in 15 of the drill holes. The kimberlite, logged at Freightrain, is consistent with previous petrographic studies by Lakefield which report both crater and diatreme facies textures

Core Drilling Program and Results - Cargo1

Hole JI-CG1-01 at Cargo1 intersected 83.1 metres of kimberlite and the second hole, drilled perpendicular to the bearing of the discovery hole, returned 147.9 metres of kimberlite core.  The diamond distribution in the limited core samples for which results were available at December 2001 appears to follow the pattern established at Freightrain where there is a relatively high proportion of large macro-diamonds (+1 millimerte). A 5-meter section of JI-CG1-02, weighing 18.65 kilograms returned 11 diamonds of which 4 were macros. Two of these stones were greater than 1 millimetre, weighed 0.028 carats, measured 2.05 x 1.48 x 1.12 millimetres and 1.14 x 0.80 x 0.22 millimetres and were described by Lakefield as fragments. Also similar to the Freightrain diamonds is their white, transparent and gem quality character.

Summer 2001 Mini-Bulk Program and Results

Six mini-bulk sample sites were selected on the basis of previous results (2000 JI trenches) and the depth to fresh bedrock. To obtain the mini-bulk samples the frozen, weathered material was excavated with a small backhoe to expose the fresh kimberlite. The kimberlite was drilled, blasted and then bagged. The results of diamond analysis of kimberlite from the six Freightrain mini-bulk pit samples, designated JI-1, JI-3, JI-4, JI-5, JI-5S and JI-6 is shown in the table below. Analysis confirmed that the kimberlite recovered from these sample pits is crater facies material.

Freightrain Mini-Bulk Samples by Location:

Pit Sample Site	Sample Dry Weight (tonnes)	Total Carats	Largest Stone Weight (carats)
JI-1	76.30	17.309	1.557
JI-3	56.86	7.454	0.384
JI-4	41.87	14.083	0.867
JI-5	23.72	2.525	0.936
JI-5S	2.49	0.302	0.133
JI-6	26.95	4.535	0.466
TOTAL	228.19	46.208

The Corporation recovered its first 1.557carat gem quality diamond as part of a combined parcel of 46.208 carats. The combined mini-bulk samples produced a total of 30 diamonds between 0.25 and 1.557 carats.

Freightrain Mini-Bulk Samples, Results by Screen Size and Number of Diamonds:

Sample Number	Sample Weight	+ 4.75 millmetres	3.35 to 4.75 millmetres	2.36 to 3.35 millimertes	1.70 to 2.36 millimetres	1.18 to 1.70 millimetres	0.85 to 1.18 millimetres	Total
	(tonnes)	# stones	# stones	# stones	# stones	# stones	# stones	# stones
JI-1	76.30	2	5	21	40	93	96	257
JI-3	56.86			10	21	64	74	169
JI-	41.87		1	15	49	100	108	273
JI-5	23.72		1	2	4	16	21	44
JI-5S	2.49				2	3	1	6
JI-6	26.95		1	1	15	49	54	120
TOTAL	228.19	2	8	49	131	325	354	869

Freightrain Mini-Bulk Samples, Results by Screen Size and Carat Weight:

Sample Number	Sample Weight	+ 4.75 millmetres	3.35 to 4.75 millmetres	2.36 to 3.35 millimertes	1.70 to 2.36 millimetres	1.18 to 1.70 millimetres	0.85 to 1.18 millimetres	Total
	(tonnes)	(carat)	(carat)	(carat)	(carat)	(carat)	(carat)	(carat)
JI-1	76.30	2.346	3.050	4.224	3.377	3.107	1.205	17.309
JI-3	56.86			2.734	1.735	2.066	0.919	7.454
JI-4	41.87		0.868	4.132	4.411	3.359	1.313	14.083
JI-5	23.72		0.936	0.538	0.260	0.484	0.307	2.526
JI-5S	2.49				0.210	0.086	0.006	0.302
JI-6	26.95		0.285	0.466	1.540	1.567	0.677	4.535
TOTAL	228.19	2.346	5.139	12.094	11.532	10.669	4.427	46.208

The five largest stones have the following dimensions:

Size – millimetres	Weight – carat
7.10 x 6.27 x 3.94	1.557
7.07 x 4.99 x 3.30	0.936
6.56 x 4.85 x 3.08	0.870
6.21 x 4.22 x 3.46	0.867
4.56 x 4.56 x 3.93	0.809

Diamonds, retrieved from the combined mini-bulk samples, were examined by Diamond Trading N.V. of Antwerp, Belgium (“Diamond Trading”), who found the quality profile of the diamonds to be promising, with a high colour and purity grading of the sawable and makeable stones and the absence of boart. Their findings are extremely encouraging for the project economics although they are based on a small sample (869 diamonds, all greater than 0.85 mm square mesh sieve size and, in aggregate 46.208 carats) and therefore should be considered preliminary only and not necessarily reflective of future results.

Of importance are the results of diamond grade modelling, as determined by AMEC, indicating that projected grades are significantly higher than recovered grades.

The nature of diamond distribution within kimberlite is such that the relatively small mini-bulk sample size, as compared to feasibility stage bulk samples that may consist of several thousand tonnes of material, requires that modelled grades should be considered as indicative rather than absolute and as such are within a broad range of possible values.  Additionally, actual grades would also be subject to recovery factors based on the overall efficiency of a commercial processing plant.

Freightrain Modelled Mini-Bulk Sample Grades

Sample		Carat weight (+0.85mm)	Recovered grade +0.85 mm (ct / tonne)	Modelled grade +0.85 mm (ct / tonne)
Name	Dry weight Tonnes
JI-1	76.3	17.308	0.227	0.5
JI-3	56.9	7.454	0.131	0.2
JI-4	41.9	14.083	0.336	0.5
JI-5	23.7	2.526	0.107	0.1
JI-5S	2.5	0.302	0.121	0.1
JI-6	26.9	4.535	0.169	0.3
Total	228.2	46.207	0.202	0.4

2002 Core Drilling Program

To advance the Jackson Inlet Project, Twin Mining is pursuing a multi-phase exploration program. The two main objectives for the 2002 exploration season were the evaluation of known potential kimberlite targets by drill testing.

Work started with Phase-1 comprising ground magnetometer surveys, soil sampling, gravity and core drilling on known pipes and previously identified airborne magnetometer anomalies. Soil samples and drill core samples are presently being processed at Lakefield.

Ground magnetic surveys (321 sq. km) of 13 target areas (including Freightrain and Cargo-1), as defined by 2001 aeromagnetic surveys were designed to resolve and position magnetic anomalies believed to be in response to kimberlite prior to drilling.

Review and Program Objectives for 2003

Results obtained to date are extremely encouraging and are indicative of the existence of gem quality diamonds in kimberlite and the potential for commercial quantities at Freightrain.  Whereas the Freightrain pipe remains an important exploration target, the results also serve to highlight the potential of the entire Jackson Inlet area.

These results clearly support management’s decision to continue exploration on the property in 2003, including:

•

  establishing the geometry of the Freightrain kimberlite pipe by continued definition drilling;

  continued Phase-1 drill testing of potential kimberlite targets identified on the basis of the 2001 aeromagnetic survey;

  additional aeromagnetic surveying of selected claim blocks acquired in 2001 and 2002; and

  soil sampling and ground magnetics over selected claims and target areas, respectively.

Atlanta Gold Property, Idaho

The Corporation, through its wholly owned subsidiary Atlanta U.S., owns and leases a total of 33 patented lode claims, 2 patented mill site claims and 113 unpatented contiguous mining claims known as the Atlanta Gold Property covering 1,840 acres near the town of Atlanta in Elmore County, Idaho, approximately 60 miles east-northeast of Boise, Idaho. Of the mining claims comprising the Atlanta Gold Property (“Atlanta”), three of the patented claims and 70 of the unpatented claims are beneficially owned by Atlanta U.S. and 32 of the patented claims and 43 of the unpatented claims are leased by Atlanta U.S. with terms extending to various dates up to 2015.  Since the acquisition by Atlanta U.S. of an interest in Atlanta in 1985, the Corporation has endeavoured to establish and expand estimated proven and probable reserves at Atlanta and to evaluate the feasibility of constructing and operating a mine at Atlanta.

On July 22, 1997, the Atlanta U.S. and Canadian American Mining Company, LLC (“CAMC”) (formerly Quest International Resources Corporation) (“Quest”), entered into a joint venture agreement (the “Agreement”) whereby Atlanta U.S. is the operator of, and holds an 80 per cent interest in Atlanta, with Quest holding the remaining 20% participating interest. On December 17, 1997, Quest advised Atlanta U.S. that it had elected under the Agreement not to participate in its contractual share of further property costs incurred after 1997. On December 13, 2002, CAMC agreed to transfer its 20 per cent participating interest in the joint venture to the Atlanta U.S. CAMC retains the 2% Net Smelter Return royalty on Atlanta, as per the Agreement (See Material Contracts in ITEM 10.ADDITIONAL INFORMATION below).

On February 2, 1999, Atlanta U.S. signed a Lease/Option to Purchase Agreement (“the Monarch Agreement”) with Monarch Greenback, LLC (“Monarch”) relating to Monarch’s surface and mineral rights to the Atlanta Gold Property. During the term of the ten-year lease, Atlanta U.S. has the option to purchase such surface and mineral rights for US$2 million. If this option is exercised, the existing minimum annual rental payments on such surface and mineral rights will be terminated and replaced by a net smelter royalty of 0.5% of gold sales if the average realized gold price is US$365 per ounce or less, provided that the cumulative minimum annual rental payments made by Atlanta U.S. pursuant to the Monarch Agreement are credited against the obligation of Atlanta U.S. to make net smelter return royalty payments to Monarch. For each US$1 increase in the average realized gold price over US$365 per ounce, the net smelter royalty will be increased by 0.01% to a maximum rate of 3.5%. In 1999, Atlanta U.S. amended the minimum annual rental payment to Monarch. US$25,000 owing in 1999, was paid in January 2000 and the US$75,000 unpaid balance was added to the option price. In May 2000, Atlanta U.S. paid US$100,000 in minimum annual rental payment to Monarch. In 2001, the Monarch Agreement was further amended such that, commencing in 2001, Atlanta U.S. will pay Monarch US$50,000 per year in minimum annual rental payments until 2008. The cumulative balance owing to 2008 of US$800,000 will be added to the option price. By then, the option price to purchase such surface and mineral rights will be US$2,875,000.

A Net Smelter Return royalty is payable on production from the Atlanta Property, subject to annual payments to the lessors as set forth below. These payments are required to keep the agreements in good standing. The advance royalty payments will be terminated if the option to purchase is exercised. In 2000, Atlanta U.S. paid US$30,000 in advance royalty payments and interest expense of US$1,458 (1999 – nil). In 2001, the mining lease and option to purchase agreements were amended. As a result, in 2001, US$15,000 in advance royalty payments were made to the lessors, and in 2002, US$17,500 in advance payments were made.

The following table sets forth the existing minimum annual lease payments required to be made by Atlanta U.S. under the amended leases entered into by Atlanta U.S. in respect of the Atlanta Gold Property:

Year ending December 31	Minimum annual Rental payments	Advance Royalty Payment
	US$	US$
2003 to 2005	50,000	17,500
2006	50,000	159,500
2007 to 2008	50,000	20,000
2009 to 2011	–	20,000
2012 to 2015	–	10,000

Extensive drilling programs carried out on Atlanta from 1985 through 1995 identified a number of significant deposits.  A feasibility study carried out on behalf of Atlanta U.S. in 1989 estimated open pit-mineable proven and probable reserves to be 8,274,200 tons at 0.087 ounces of gold per ton at a location of Atlanta known as the Monarch Pit and 6,211,300 tons at 0.049 ounces of gold per ton at a location of Atlanta known as the Idaho Pit, with silver grades of 0.238 ounces per ton and 0.088 ounces per ton, respectively.  In addition to the near surface mineralization, an underground deposit in areas of Atlanta known as the east extension zone and the Farish zone has been outlined by Atlanta U.S.

In 1997, a prefeasibility study completed on behalf of Quest identified a total resource for Atlanta estimated to be 1,083,000 ounces of gold at 0.02 ounces per ton cutoff and 3,217,000 ounces of silver.  The scoping studies conducted on behalf of Atlanta U.S. in 1998 and January 1999 confirmed the estimated gold and silver resources for Atlanta identified in the 1997 prefeasibility study and recommended that Atlanta U.S. proceed with a feasibility study for Atlanta.

Atlanta U.S. has performed a resource evaluation of Atlanta in preparation of a final feasibility study to assess the upside open-pit reserve potential.  The results of the evaluation, carried out in February 1998, were positive and identified a total resource estimated to be 22,082,700 tons at 0.062 ounces of gold per ton or 1,370,250 ounces of gold.

In August 2000, a wildfire that was raging in the United States mountain States, including Idaho, destroyed several items on Atlanta. The Corporation filed a claim for damages with its insurance company. In 2000, the insurer issued proceeds of US$38,206 and, in May 2001, after further negotiations, the insurer paid another US$71,794. The proceeds were credited to mineral costs recovered.

2002 Environmental Audit and Drilling and Testing Programs

Atlanta was reactivated once it became evident that the price of gold had risen above U.S.$300 on a sustained basis and is now advancing rapidly toward preparation of a final feasibility study and a production decision expected by the first quarter of 2004.

Montgomery Watson Harza, an environmental consulting firm experienced in mine permitting, was retained in May 2002 to conduct a review of the existing environmental baseline data and recommend a program to update our information for a new Environmental Impact Statement (EIS).  A Draft Environmental Impact Statement (DEIS) had been prepared for Atlanta by the U.S.D.A. Forest Service, Boise, National Forest in l989. A great advantage for Atlanta is the extensive amount of baseline data, which currently exists on the project and can be used to update the existing DEIS. This should help to reduce the lengthy permitting process significantly.

The existing environmental resource information is planned to be updated during the summer field season of 2003 at an estimated cost of U.S.$380,000.

To confirm extensive previous in-house and third party test work (more than 50 column leach tests) and simulate conventional heap leach conditions, a metallurgical column testing program is planned using fresh mineralization representative of the Monarch and the Idaho deposits.

The metallurgical drilling program was designed by Atlanta U.S. staff and reviewed by Behre Dolbear. Drilling commenced on October 23, 2002.  A total of 1,284 meters (4,211 feet) was drilled on 13 core holes using HQ size core (63.5mm / 2.5 inch diameter).  Nine holes were drilled into the Monarch ore body and four holes were drilled into the Idaho ore body. One of the four holes was a geotechnical hole, which was drilled into the south wall of the Idaho ore body.

Split core samples were collected in 3-meter increments and were assayed for gold using a 500 gram cyanide bottle roll test as a first step in determining gold recovery characteristics.

Monarch Deposit

hole #	dip	Mineralized Interval	core length	assay
				oz/ton	g/tonne
D02-14W05	50°	147’-177’ 227’-267’	30’ 40’	0.103 0.061	3.52 2.09
D02-10W06	54°	30’-148’	118’	0.061	2.09
D02-8W07	60°	142’-322’ or 142’-362’	180’ 220’	0.076 0.066	2.61 2.25
D02-6W08	56°	90’-158’ 181’-301' or 181’-341’	68’ 120’ 160’	0.054 0.059 0.050	1.86 2.02 1.70
D02-5W09	65°	55’-360’ incl. 265’-360’	305’ 95’	0.065 0.120	2.23 4.10
D02-1W10	68°	95’-185’ 285’-409.5’ 425’-465’	90 124.5’ 40’	0.029 0.039 0.149	0.99 1.33 5.08
D02-1E11	64°	196’-282’ incl. 246’-282’ incl. 256’-266’	86’ 36’ 10’	0.231 0.481 1.030	7.91 16.5 35.3
D02-3W12	54°	10’-70’	60’	0.168	5.76
D02-3E13	56°	100’-290’	190’	0.058	1.97

Idaho Deposit

hole #	Dip	Mineralized Interval	core length	assay
				oz/ton	g/tonne
D02-36W01	60°	0’-280’	280’	0.046	1.56
D02-34W03	57°	10’-310’	300’	0.046	1.56
D02-31W04	60°	10’-305’	295’	0.039	1.32

Environmental/Geotechnical Hole For Wall Rock Sample

hole #	Dip	Mineralized Interval	core length	assay
				oz/ton	g/tonne
D02-34W02*	58°	20’-150’	130’	0.014	0.46

All of the holes were drilled as angle holes ranging from -45 to -60 degrees which cut across the width of the shear zone (which is 18 to 55 meters wide) to obtain representative samples of gold mineralization.  Mineralized drill core was sawed lengthwise with one half of the core saved for metallurgical testing, one quarter for assaying, and one quarter was saved for reference.

The metallurgical testing program is scheduled to start early in the first quarter of 2003 and conclude by the end of the second quarter.  The program is designed to produce up to date gold recovery values that will be incorporated into the final feasibility study.  Three ore type composites will be made according to gold recovery characteristics obtained from the results of the 500 gram cyanide bottle roll tests; high gold recovery (> 62%), moderate gold recovery (34-61%), and low gold recovery (<34%).

Atlanta ores have undergone extensive metallurgical testing over the years, including over 50 column leach tests.  However, most of these tests were done in-house, used primarily coarse crush sizes (38.1 to 50.8 mm, 1 ½ to 2 inches) and were leached for relatively short periods of time (approx. 60 days).  A close examination of the historic metallurgical data and a limited amount of column test data from l998 indicates that finer crushing and a longer leach time will significantly improve the gold recovery over what was achieved in previous work, especially for the moderate and low recovery ores.

Approximately fifteen column leach tests are planned and will be carried out at an independent metallurgical laboratory.  The columns will be operated for up to 120 days with crush sizes ranging from 9.51 to 38.1mm (3/8 to 1½ inches).  A full suite of metallurgical and environmental data is scheduled for collection to support both the feasibility study and the environmental planning and permitting efforts.

Program Objectives for 2003

A final economic feasibility study is scheduled to begin during the second quarter of 2003 and is targeted for completion in the first quarter 2004.  Following the project outline in the l998 Behre Dolbear Scoping Study, a conventional open pit, cyanide heap leach operation is planned.  The measured mineral resource, calculated for the two deposits with a cut-off grade of 0.68 grams per tonne (0.02 ounce per ton), is 18,042,000 metric tonnes grading 1.9 gram per tonne gold.  The resource by deposit is shown below:

Atlanta Gold Project Mineral Resources by Deposit

Mineral Resources						Total
	Measured Resource		Inferred Resource		Total
	Tonnes	Gold g/tonne	Tonnes	Gold g/tonne	Tonnes	Gold g/tonne	Tonnes
Monarch Open pit	9,959,000	2.3			9,959,000	2.3	22.9
Idaho Open pit	8,083,000	1.3			8,083,000	1.3	10.8
Total Measured Mineral & Inferred	18,042,000	1.9			18,042,000	1.9	33.7
Resource Underground	40,800	11.6	670,400	10.3	711,200	10.6	7.5

The feasibility study will incorporate the new gold recovery information from the metallurgical testing program, develop final capital and operating costs for the project, and calculate a mineable reserve from the measured mineral resource.  This new cost and reserve information will then be used to determine the most economic mining schedule for Atlanta and set the stage for construction and gold production currently targeted for 2005.

In parallel with the metallurgical testing program and feasibility study, an Environmental Impact Statement (EIS) will be prepared in compliance with the United States National Environmental Policy Act (NEPA). Atlanta has a tremendous advantage in this area, since it has most of the baseline environmental data needed for an EIS and in fact, had previously prepared a draft EIS in l989.  Most of this information is still valid for the current project and will be updated during the summer season of 2003.

Key components of the process are underway: the preparation of a Memorandum of Understanding (MOU) between the U.S. Forest Service and Atlanta U.S., an updated Plan of Operations, and a new Reclamation Plan.  The MOU serves to outline each party’s responsibilities and lay out the procedures and timetable for the EIS process. The Plan of Operations is a preliminary description of the mining operation that is proposed by Atlanta U.S. and is used as the basis for public scoping and the development of the data required for the EIS.  Based on the Plan of Operations, a Reclamation Plan is prepared to outline the proposed methods and timing to reclaim the mining and processing areas after the project has ceased production.

These three items are scheduled to be completed in the first quarter of 2003.  During this time, the independent, third party contractor will be selected by the U.S. Forest Service to prepare the EIS.  Current plans are to complete the DEIS by the second quarter of 2004 and the final EIS in the first quarter of 2005.

Atlanta U.S. has maintained close ties with both state and federal regulatory authorities during the past several years and has been proactive in soliciting support.  Meetings have been held with the Idaho Governor’s office, Idaho Department of Lands, the U.S. Senators from Idaho, and the Environmental Protection Agency. The Corporation believes that a partnership approach to the permitting process, where everyone participates, will allow it to proceed quickly and efficiently to final approval of the EIS.

Indonesian Properties

On February 18, 1997 and May 16, 1997, Twin Gold Layuh entered into agreements (collectively the "Layuh Agreements") with two wholly-owned subsidiaries of PT Harita Jayaraya ("PT Harita"), an Indonesian company, to form a joint venture between Twin Gold Layuh and such subsidiaries to explore for gold and related minerals and, if successful, to mine in an area covering 86,880 hectares (the "Layuh Property") in the Layuh area of South Kalimantan, Indonesia.  The joint venture will be formed provided that a contract of work is granted by the Government of Indonesia in respect of the Layuh Property.  The Corporation, through Twin Gold Layuh, will have an 85 per cent interest in the joint venture and will be the operator and technical advisor to the joint venture and PT Harita, through its subsidiaries, will have a 15 per cent carried interest in the joint venture.

As a finder's fee in connection with the transactions contemplated by the agreements entered into with PT Harita, the Corporation agreed to pay PT Harita $269,976, of which $72,093 was paid in 1997.  In April 1997, the Corporation agreed to pay the balance of the finder's fee by issuing to PT Harita 449,734 Common Shares at a price of $0.44 per share.  In 1998, PT Harita agreed to take cash in lieu of Common Shares as settlement and in 1998 a payment in cash of $71,425 was made, leaving a balance owing of $143,549 at December 31, 1998, including a foreign exchange loss of $17,091.  The Corporation is presently in negotiations with PT Harita to restructure their respective interests in the Layuh Property.  In connection with such negotiations, the Corporation has been advised by PT Harita that the outstanding portion of the finder's fee has been waived.

The Corporation, on behalf of the parties to the Layuh Agreements, applied to the Government of Indonesia in 1997 for a contract of work for the Layuh Property.  In October 1999, the Corporation received a draft contract of work for review and initialing by the Corporation.  The Corporation is presently reviewing the draft contract of work received from the Government of Indonesia.  The Layuh Property is currently maintained by the Corporation on a care and maintenance basis.

Plan of Arrangement

On April 3, 1997, the Corporation acquired all of the outstanding common shares of Voisey Bay pursuant to a plan of arrangement under the Companies Act (British Columbia) and changed the name of the Corporation to Twin Gold Corporation.  In exchange for each common share of Voisey Bay, the Corporation issued 1.5 common shares from its treasury.  The amount ascribed to the common shares of the Corporation issued was $10,553,141 and was determined by reference to the market value of the common shares of the Corporation.  All of the existing options and warrants of Voisey Bay were cancelled and replaced with similar securities of the Corporation.  In total, the Corporation issued warrants to purchase an aggregate of 3,680,387 common shares of the Corporation at prices ranging from $0.65 to $1.33 per share and granted options to purchase an aggregate of 1,307,500 common shares of the Corporation at prices ranging from $0.69 to $1.03 per share.  By the end of fiscal 2001, all the warrants and options had expired without being exercised.

Continuance, Name Change and Alteration of Share Capital

Effective March 15, 2000, the Corporation was continued under the Business Corporations Act (Ontario) and the name of the Corporation was changed from Twin Gold Corporation to Twin Mining Corporation.  In connection with the continuance, the authorized share capital of the Corporation was changed from 150,000,000 common shares of the Corporation to an unlimited number of common shares, an unlimited number of first preference shares, issuable in series, and an unlimited number of second preference shares, issuable in series, of the Corporation.

Method of Operation

The Corporation has been an exploration stage mineral resource company since inception and has undertaken gold exploration and mine development activities since 1994. Since July 1999, the Corporation has focused on diamond exploration in Canada. In 2002, the Corporation reactivated development activities on its Atlanta Gold Property and continued to direct its efforts towards diamond exploration on its Jackson Inlet Diamond Property.

In 1999, the Torngat Property was staked and exploration commenced. By the end of 1999, the Ministère des Ressources naturelles du Québec had granted the Corporation four contiguous Mine Exploration Permits for a period of five years that cover an area of 444 square kilometres on the east coast of Ungava Bay in Northern Québec. In 2000, a fifth permit was granted for five years covering 62.85 square kilometres. By the end of 2000, the total area staked in the region was 506.85 square kilometres. In 2001, the Corporation renewed three of the permits covering 327 square kilometres. Total costs of $218,060 for the two abandoned permits were written off during the year. In 2002, the three permits were again renewed.

On April 27, 2000, the Corporation signed a letter agreement with Helix Resources Inc. (“Helix”), a private company based in Niagara Falls, for a second diamond property covering several mining claims totaling 28.85 square kilometres (7,128.5 acres) staked on the Jackson Inlet Property on the Brodeur Peninsula of Baffin Island (“Jackson Inlet”). One of the claims, covering 10.03 square kilometres (2,480 acres), was subsequently allowed to lapse. In addition, the Corporation staked another 16 claims covering 106.39 square kilometres (26,289.85 acres) close to the claims acquired above by paying an initial filing fee of $2,628.99. On December 15, 2000 the Corporation exercised its right to the Jackson Inlet mining claims by paying $50,000 in cash and issuing 30,000 common shares of the Corporation to Helix. By the end of 2000, total area staked in the region was 125.21 square kilometres (30,938.35 acres). In March 2001, the Corporation staked 61 additional claims, surrounding its Jackson Inlet discovery claim block, covering 130,908 acres (529.8 square kilometres). In April 2002, the Corporation staked 32 additional claims nearby, covering an area totaling 82,640 acres (334.4 square kilometres). Since May 2002, the Corporation has a 100% interest in 111 mineral claims covering 244,487 acres (989.4 square kilometres).

The Corporation’s goal has always been to continue the development of its gold assets, particularly the advanced Atlanta Gold Property (“Atlanta”) in Idaho, with a view to concluding a bankable feasibility study at the earliest possibility, upon a sustained improvement in gold prices. As the price of gold consistently exceeded US$300 per ounce in early May 2002, including reaching a 5-year high of US$327 per ounce, the Corporation reactivated Atlanta by carrying out an environmental audit of existing environmental baseline data in June 2002 and completing a 13-hole core drilling program totaling 1,264 metres (4,211 feet) in early December 2002. In 2003, a metallurgical leach testing program will be carried out. The results from this test program will provide the input for the bankable feasibility study leading to a production decision in early 2004.

The Corporation’s one property, located on the Island of Kalimantan, Indonesia, remained on care and maintenance during the year.

In May 2000, the Corporation issued 7,600,950 common shares on a flow-through basis and 2,801,371 additional common shares, each at a price of $0.85 per common share. With the issuance of flow-through common shares, eligible investors are permitted to receive tax deductions in respect of certain expenses incurred by the Corporation on the exploration of its Canadian properties. In 2002, the Corporation completed two private offerings. The first offering was completed in December 2002 for gross proceeds of $3,255,000 by the issuance of 6,510,000 flow through common shares of the Corporation and warrants to purchase another 3,255,000 common shares of the Corporation at $1.00 per share. In the second offering, members of management of the Corporation paid $45,000 to subscribe for a total of 90,000 flow through common shares of the Corporation. Net proceeds from these private offerings totaled $2,939,192, net of share issue costs of $360,808, including $226,100 paid as agency fees to the agent of the first offering. The agent was also granted purchase warrants to acquire 586,000 common shares of the Corporation at $0.50 per share. All warrants expire within two years from date of grant.

 The results of operations of the Corporation reflect the overhead costs required during the acquisition, exploration and mine development stages to keep the Corporation in good standing with various regulatory authorities and to provide the infrastructure to administer these acquisition, exploration, mine development and financing activities. Also reflected in the loss for the period is the write-off of deferred mineral costs of properties the Corporation has acquired, explored and ultimately abandoned. General and administrative costs can be expected to increase or decrease in relation to changes in the administrative activity required as exploration begins on the Jackson Inlet Property, continues on the Torngat Property and development resumes on the Atlanta Gold Property.

Segmented Information

Information regarding geographical segments in which the Corporation has operated is disclosed in note 7 to the consolidated financial statements of the Corporation as set out on page 28 of the 2001 in note 7 of the annual consolidated financial statements in the 2002 annual report of the Corporation, which consolidated financial statements and notes thereto are incorporated herein by reference.

Mining Agreements

Certain of the interests of the Corporation in the mineral properties of the Corporation are held through various agreements which are described in note 3 to the consolidated financial statements of the Corporation as set out in the 2002 annual report of the Corporation, which consolidated financial statements and notes thereto are incorporated herein by reference.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Disclosure regarding management's discussion and analysis of financial condition and results of operations is set out in the 2002 annual report of the Corporation, which disclosure is  incorporated herein by reference.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and officers of the Corporation

Name and Position

Term of Office

Hermann  Derbuch, P.Eng.

Chairman, President &

Chief Executive Officer

Since December 3, 1996

Alfred Powis, O.C.

Director

Since March 8, 1999

Robert Pendreigh

Director

Since May 1, 1999

James K. Gray, O.C.

Director

Since March 15, 2000

Gerard E. Munera

Director

Since January 26, 2001

Rodney N. Thomas, P.Geol.

Vice-President, Exploration

Since December 9, 2002

Domenico Bertucci, CA

Chief Financial Officer

Since February 18, 2000

F. Paul Collins,

Secretary

Since March 15, 2001

Hermann Derbuch, the Chairman, Chief Executive Officer and President of the Corporation, has over 25 years of international mining, exploration and investment experience.  In addition to his past roles as President and Chief Executive Officer of Minorca Resources Inc. and President and Chief Operating Officer of Eden Roc Mineral Corp., Mr. Derbuch is a past Director of Mining with Noranda Minerals Inc.  Mr. Derbuch has a masters degree in mining engineering and is a Professional Engineer in the Province of Ontario.

James K. Gray, O.C., a director of the Corporation, has been engaged in the oil and natural gas exploration business in Western Canada for the past 45 years.  In 1973, Mr. Gray co-founded Canadian Hunter Exploration Ltd.  He’s the former Chairman of Canadian Hunter Exploration Ltd., one of the larger natural gas producers in Canada. Mr. Gray is also a director of Canadian National Railways, EdperBrascan Corporation, Nova Scotia Power and the Hudson's Bay Company.  Mr. Gray was awarded an Honourary Doctor of Laws degree in 1991 by the University of Calgary, a Citation for Citizenship by the Government of Canada in 1992, the Fellowship of Honour by YMCA, Canada and was appointed as an Officer of the Order of Canada in 1995.

Gerard Munera, a director of the Corporation, is a former President and CEO of Minorco (U.S.A.), a Senior VP Corporate Planning and Development and Member of the Executive Committee of RTZ and CEO of Union Minière (Brussels). His extensive business experience of over 40 years includes chairmanships and directorships of senior and junior, private and public companies in the U.S., South America, Australia and Europe.

Robert Pendreigh, a director of the Corporation, has a degree in metallurgical engineering from the University of Glasgow and has worked as a consulting engineer at gold, uranium, diamond and base metal deposits in South Africa, Australia and North America.  Prior to becoming a director of the Corporation's predecessor, Atlanta Gold Corporation, in 1988, Mr. Pendreigh was a consulting metallurgist for Anglo-American Corporation.  Mr. Pendreigh is a fellow of the Canadian Institute of Mining and Metallurgy.

Alfred Powis, a director of the Corporation, is a current director of Inmet Mining Corporation and Denison Mines Limited, a former director of Sears Canada Inc. and Sun Life Assurance Company of Canada, a retired director of Canadian Imperial Bank of Commerce, a retired member of the president's advisory council of Ford Motor Company of Canada Limited and the board of trustees of Princess Margaret Hospital and the former chairman of the board of trustees of The Toronto Hospital.  Mr. Powis was appointed as an Officer of the Order of Canada in 1984.  In addition, Mr. Powis has received an award from the Mineral Economics and Management Society for outstanding contribution to mineral economics, and was made and honourary associate of The Conference Board of Canada in 1997.

Rodney N. Thomas, Vice President Exploration, has more than 25 years of domestic and international exploration experience in various commodities and with various mining and exploration companies including 16 years with BHP Minerals where he was responsible for gold and base metal exploration in Eastern Canada during the period 1990-1997. He holds a B.Sc. (Hons) in Earth Sciences from McGill University and M.Sc. in Mineral Exploration from Queen’s University. He is registered as a Professional Geologist in Nunavut and the Northwest Territories and a Professional Geologist in the Province of Ontario.

Domenico Bertucci, the Chief Financial Officer of the Corporation, formerly worked as an independent financial consultant and, prior thereto, was the Controller and Secretary Treasurer of Oxbridge Securities Inc. Mr. Bertucci received his chartered accountant designation in 1991 and joined the Corporation in July 1997 as accounting manager.

F. Paul Collins, the Secretary of the Corporation, has been a partner with the law firm of Lang Michener since 1991, practicing in the areas of corporate finance, mergers and acquisitions and securities law.

Directors of the Corporation are elected at each annual meeting of shareholders of the Corporation and hold office until the close of the first annual meeting of shareholders of the Corporation which occurs following their election unless their office is earlier vacated in accordance with the by-laws of the Corporation. Officers of the Corporation are appointed by the directors of the Corporation and serve as officers at the pleasure of the directors of the Corporation.

There are no employees who are not executive officers who make or are expected to make significant contributions to the business of the Corporation.

Family relationships among directors and executive officers

There are no family relationships between any director or executive officer of the Corporation and any other director or executive officer of the Corporation.

Employees

As of December 31, 2002, the Corporation had six employees. Five employees reside in Canada and one employee resides in the United States.

Compensation

Disclosure regarding the compensation paid by the Corporation and its subsidiaries to the directors and officers of the Corporation is set out in the management information circular dated February 5, 2003 of the Corporation, which disclosure is incorporated herein by reference.  In 2002, the aggregate compensation paid by the Corporation and its subsidiaries to the directors and officers of the Corporation as a group for services in all capacities was $328,000.

Options and Warrants

Certain of the directors and officers and employees who are not directors or officers of the Corporation have been granted options to purchase common shares of the Corporation at various prices under the share option plan of the Corporation. As at February 28, 2003, the following options were outstanding under the share option plan of the Corporation:

Number of

Exercise

Held by

Options

Price

Expiration Date

Directors and Officers

50,000

$0.65

June 30, 2003

450,000

$0.35

December 22, 2004

150,000

$0.49

February 4, 2005

1,000,000

$0.43

December 22, 2005

    150,000

$0.45

January 30, 2006

500,000

$0.52

June 1, 2006

450,000

$0.60

January 18, 2007

   250,000

$0.63

February 12, 2007

   250,000

$0.51

May 17, 2007

   200,000

$0.45

December 9, 2007

       50,000

$0.40

February 5, 2008

3,500,000

Employees & others who

             are not directors or officers

200,000

$0.65

April 3, 2003

200,000

$0.35

December 22, 2004

300,000

$0.52

June 1, 2006

    150,000

$0.60

January 18, 2007

50,000

$0.51

May 17, 2007

    100,000

$0.45

January 17, 2008

      50,000

$0.40

January 29, 2008

1,050,000

             Total options outstanding

 4,550,000

Share Ownership of Directors and Officers

As of February 28, 2003, to the knowledge of the Corporation, the following table shows the total amount of any class of the Corporation's voting securities owned by the officers and directors of the Corporation as a group:

Identity of Person

Title of Class                        or Group                                        Amount Owned                                    Percent of Class

Common shares

Officers and directors

8,748,071 (1)

10.5%

(1) Includes 3,500,000 common shares which the officers and directors as a group have the right to acquire beneficial ownership pursuant to the exercise of stock options..

To the knowledge of the Corporation, there are no arrangements, the operation of which may at a subsequent date result in a change in control of the Corporation.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

To the knowledge of the Corporation, the Corporation is not directly or indirectly owned or controlled by a corporation or foreign government and no person is the owner of more than five per cent of any class of voting securities of the Corporation.

Disclosure regarding the interest of management in certain transactions is set out in the management information circular dated February 5, 2003 of the Corporation, which disclosure is incorporated herein by reference.

ITEM 8.

FINANCIAL INFORMATION (also see ITEMS 3 and 19(a))

Legal Proceedings

On August 30, 1999, the Corporation and Atlanta U.S. were made third party defendants in an action commenced in the United States District Court for the District of Idaho by Monarch Greenback, LLC against, among others, Doe Run Resources Corporation ("Doe Run").  The third party complaint was commenced by Doe Run against, among others, the Corporation and Atlanta U.S. and involves claims for environmental cleanup cost recovery and contribution arising out of a failure in May 1997 of a tailings impoundment on a property known as the Butler Ranch near Atlanta, Idaho, which property is adjacent to the Atlanta Gold Property. The Corporation disputes the claims made in the third party complaints and has instructed legal counsel to move for summary judgment dismissing all claims against the Corporation and Atlanta U.S. In 2002, the Corporation obtained an order from the U.S. District Judge in Boise, Idaho, summarily dismissing the claims against the Corporation and Atlanta Gold. Doe Run has appealed that order to the United States Court of Appeals for the Ninth Circuit. The Appeal has not yet been heard.

On June 30, 1999, a statement of claim was filed in the Supreme Court of British Columbia alleging that Stephen Walters, the former exploration manager in Indonesia of the Corporation, was constructively dismissed by the Corporation and seeking damages of approximately US$242,000.  On January 29, 2001, the claim was settled for US$175,000.

On March 14, 2000, following the Corporation’s termination (in September, 1999) of a joint venture agreement, a statement of claim was filed in the Supreme Court of British Columbia by Indotan Inc. alleging that the Corporation and its predecessors had failed to comply with certain provisions of the letter agreement dated August 23, 1996 (the "Indotan Agreement") between Atlanta U.S., Voisey Bay Resources Inc. and Indotan regarding the acquisition and exploration of mining rights relating to certain mineral properties located in Kalimantan, Indonesia. In particular, Indotan alleged that the Corporation and its predecessors had not complied with certain provisions of the Indotan Agreement regarding the issue to Indotan of up to 3,500,000 common shares of the Corporation in relation to expenditures in respect of such mineral properties and regarding expenditures required to be made in respect of such mineral properties. In October 2001, the Indotan claim was settled by paying $7,800, issuing 300,000 common shares of the Corporation, and transferring the Corporation’s interest in the Saran Properties, having a carrying value of $297,124, to Indotan.

ITEM 9.

OFFER AND LISTING DETAILS

The table below summarizes the high and low trading prices of the common shares of the Corporation on the Toronto Stock Exchange for (a) each of the five financial years; (b) each of the eight quarterly periods within the past two financial years of the Corporation; and (c) each of the most recent five months:

Period	(In Canadian Dollars)

	High	Low
Financial year ended December 31, 1998	$0.39	$0.11
Financial year ended December 31, 1999	$0.72	$0.085
Financial year ended December 31, 2000	$1.20	$0.37
Quarter ended March 31, 2001	$0.50	$0.30
Quarter ended June 30, 2001	$0.66	$0.30
Quarter ended September 30, 2001	$0.59	$0.33
Quarter ended December 31, 2001	$0.44	$0.36
Quarter ended March 31, 2002	$0.82	$0.40
Quarter ended June 30, 2002	$0.59	$0.35
Quarter ended September 30, 2002	$0.49	$0.32
Month ended October 31, 2002	$0.42	$0.32
Month ended November 30, 2002	$0.40	$0.315
Month ended December 31, 2002	$0.38	$0.32
Month ended January 31, 2003	$0.42	$0.35
Month ended February 28, 2003	$0.39	$0.30

As at February 28, 2003 there were 8,940,424 common shares (11.2% of the outstanding common shares) of the Corporation held of record by 157 persons residing in the United States.

There is no United States market in which any securities of the Corporation are traded. The common shares of the Corporation are traded on the Toronto Stock Exchange under the trading symbol "TWG" and on the Berlin/Frankfurt Over-the Counter Exchange under the symbol "#878 341, EDV Kürzel ATG".

ITEM 10.

ADDITIONAL INFORMATION

Material Contracts

See Exhibit 4.1.

Exchange Controls

There are currently no restrictions on the export or import of capital out of or into Canada, nor are there foreign exchange controls or other laws, decrees or regulations of Canada or the Province of Ontario restricting remittance of dividends or other payments to non-resident holders of the Corporation's common shares, other than any applicable withholding taxes. However, no assurance can be given that legislation enacted in the future will not have an adverse impact on non-Canadian shareholders.

Taxation

The following paragraphs set forth certain United States and Canadian income tax considerations in connection with the ownership of common shares of the Corporation. These tax considerations are stated in general terms. There may be relevant state, provincial or local income tax considerations which are not discussed.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of common shares of the Corporation. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, provincial, local or foreign tax consequences. (See certain Canadian tax consequences below under the heading "Certain Canadian Federal Income Tax Consequences"). The following discussion is based upon the sections of the Internal Revenues Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service (the "IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Corporation, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares should consult their own tax advisors about the Federal, state, provincial, local, and foreign tax consequences of purchasing, owning and disposing of common shares.

                    U.S. Holders

As used herein, a "U.S. Holder" includes a holder of common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies,  real estate investment trusts, regulated investment companies, broker-dealers, partnerships, estates, trusts, nonresident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who are not residents or citizens of the United States who acquired their stock through the exercise of employee stock options or otherwise as compensation.

                    Distributions on Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions in the year received to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's Federal income tax liability, or alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by corporations or individuals who itemize deductions. (See more detailed discussion in "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while net long term capital gains of a shareholder other than a corporation are subject to a maximum tax rate of 20%. Corporate United States shareholders are taxed on the net capital gains at the regular tax rates. Gain from the sale or exchange of the common shares will be capital gain if the Common shares are held as a capital asset, and will be long term capital gain if the common shares with respect to which the gain is realized have been held for more than twelve months.

Dividends paid on the common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Corporation (unless the Corporation is a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Corporation and such U.S. Holder has held the shares of the Corporation for at least 46 days. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

                    Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to dividends paid with respect to common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. The foreign tax credit is elective, and if the U.S. Holder elects to take the credit, no deduction for foreign taxes paid is available. Generally, the U.S. Holder accounts for the foreign tax credit in a manner consistent with the U.S. Holder’s method of accounting. However, the U.S. Holder may be able to claim a foreign tax credit in the year that the foreign taxes accrue even if the U.S. Holder uses the cash method of accounting. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. The availability of the foreign tax credit and the application on the limitations on the credit are fact specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

                    Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Corporation:

i)  Foreign Personal Holding Corporation

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Corporation's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Corporation's gross income for such year was derived from certain passive sources (e.g. possibly dividends received from its non Canadian subsidiaries), the Corporation would be treated as a "foreign personal holding company". In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allowable portions of such passive income to the extent the Corporation does not actually distribute such income. A person acquiring stock of a Foreign Personal Holding Corporation from a decedent will not be entitled to a step-up in the basis of the Foreign Personal Holding Corporation at the decedent's death

ii)  Foreign Investment Corporation

If 50% or more of the combined voting power or total value of the Corporation's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701 (a)(31)), and the Corporation is found to be engaged primarily in the business of investing, reinvesting or trading in securities, commodities or any interest therein, it is possible that the Corporation may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gains. A U.S. Shareholder acquiring stock of a Foreign Investment Corporation from a decedent may not be entitled to a step-up in the basis of the Foreign Investment Corporation  at the decedent's death.

iii)  Passive Foreign Investment Corporation

Under the Code, certain tax consequences may result from classification of a corporation as a passive foreign investment company (a "PFIC"). A corporation not formed in the United States is a PFIC if 75% or more of its gross income for the taxable year is from passive sources such as interest, dividends and certain rents and royalties or if the average percentage of assets by value (in the case of a publicly-traded corporation) held by such corporation during the taxable year which produce passive income is at least 50%. Where the Corporation is both a controlled foreign corporation and a PFIC, the PFIC rules will not apply. Furthermore, a PFIC will not include any Foreign Investment Corporation which has made an election to distribute its income currently under Code section 1247.  Classification of the Corporation as a PFIC may affect shareholders who are United States citizens, resident aliens or United States corporations, estates or trusts other than foreign estates or trusts (a "U.S. shareholder").  A U.S. shareholder who holds stock indirectly (i.e., is a partner in a partnership or a beneficiary in an estate or trust) is also subject to these rules. The Corporation believes that there is a significant possibility that it would be deemed to fit within the PFIC definition.

U.S. shareholders of a company that is a PFIC who held stock after December 31, 1986 are subject to certain adverse tax consequences. For example, a gain recognized on disposition of PFIC stock or on receipt of an excess distribution from a PFIC is considered earned pro rata over the U.S. shareholder's holding period and is treated as ordinary income and is generally taxed at the highest marginal rates in effect during that period (an excess distribution is the amount of any distribution received by the U.S. shareholder during the taxable year over 125% of the average amount received in respect of the PFIC stock by the U.S. shareholder during the three preceding taxable years, subject to certain adjustments). U.S. shareholders must also pay an interest charge based on the value of tax deferral when the U.S. shareholder disposes of its stock or receives an excess distribution. Additionally, a U.S. shareholder who uses PFIC stock as security for a loan is treated as having disposed of the stock.  A transfer of the PFIC stock where there is not full recognition of gain,  will be treated as a taxable disposition in some circumstances, and a U.S. shareholder acquiring PFIC stock from a decedent who was a U.S. shareholder during his or her holding period of the PFIC stock, will not be entitled to a step-up in the basis of the PFIC stock at death.

                Shareholder Election and Corporation Record-keeping Requirements

Adverse tax consequences, other than the loss of the step-up in basis at death, and the deemed disposition where PFIC stock is used as security of a loan, can be avoided, if (i) the U.S. shareholder has elected to treat the PFIC as a qualified electing fund (a "QEF'") with respect to that U.S. shareholder effective for each of the PFIC's taxable years beginning on or after January 1, 1987, which include any portion of the U.S. shareholder's holding period, and (ii) the Corporation complies with reporting requirements to be prescribed by the Secretary of the Treasury.

THE QEF ELECTION FOR A TAXABLE YEAR MUST BE FILED BY THE DUE DATE (PLUS EXTENSION) FOR FILING THE U.S. SHAREHOLDER'S INCOME TAX RETURN FOR THAT YEAR. A U.S. shareholder makes a QEF election by filing a Form 8621 with his or her tax return. Once the election is made with respect to the Corporation, it cannot be revoked without permission from the Secretary of the Treasury.

When a PFIC becomes a QEF with respect to a U.S. shareholder and an election by the U.S. shareholder to treat the PFIC as a QEF has not been in effect for each of the PFIC's taxable years beginning on or after January 1, 1987, which include any portion of the U.S. shareholder's holding period, the U.S. shareholder may elect to recognize gain as if it had sold the QEF stock on the first day of the taxable year in which the QEF election is made, if (i) the U.S. shareholder holds stock in the PFIC on that day, and (ii) the U.S. shareholder can establish the fair market value of the PFIC stock on that day. The U.S. shareholder will treat that deemed sale transaction as a disposition of PFIC stock and will thereafter be subject to the rules described below applicable to U.S. shareholders of a QEF.

The Corporation intends to comply with the reporting requirements that are prescribed in Treasury regulations.  In particular, the Corporation will maintain information so that the ordinary earnings and net capital gain of the Corporation may be determined. If, after review of the requirements, the Corporation decides not to comply with the PFIC record-keeping requirements, the Corporation will so notify its shareholders.

                Qualified Electing Funds

In general, U.S. shareholders of a QEF are taxable currently on their pro rata share of the QEF's ordinary income and net capital gain, unless they elect to defer payments of tax on amounts included in income for which no distribution has been received (subject to an interest charge). Because the Corporation technically fits within the PFIC definition, each U.S. shareholder of the Corporation should consult its tax advisor to determine whether it wishes to make the QEF election and with respect to how the PFIC rules affect its tax situation generally.

                Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Corporation is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Corporation ("United States shareholders"), the Corporation could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of "Subpart F income" (as specially defined by the Code) of the Corporation. In addition, under Section 1248 of the Code, a gain from the sale or exchange of stock by a holder of common shares who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Corporation attributable to the stock sold or exchanged. Because of the complexity of Subpart F a more detailed review of these rules is outside of the scope of this discussion.

THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF THE UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS GENERALLY APPLICABLE TO U.S. HOLDERS OF COMMON SHARES UNDER CURRENT LAW. IT DOES NOT DISCUSS ALL OF THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR HOLDERS IN LIGHT OF THEIR CIRCUMSTANCES OR TO HOLDERS SUBJECT TO SPECIAL RULES, SUCH AS TAX-EXEMPT ORGANIZATIONS, QUALIFIED RETIREMENT PLANS, FINANCIAL INSTITUTIONS, INSURANCE COMPANIES, REAL ESTATE INVESTMENT TRUSTS, REGULATED INVESTMENT COMPANIES, BROKER-DEALERS, NONRESIDENT ALIEN INDIVIDUALS OR FOREIGN CORPORATIONS WHOSE OWNERSHIP OF COMMON SHARES IS NOT EFFECTIVELY CONNECTED WITH THE CONDUCT OF A TRADE OR BUSINESS IN THE UNITED STATES, SHAREHOLDERS WHO ACQUIRED THEIR STOCK THROUGH THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, AND ANY OTHER NON-U.S. HOLDERS. IN ADDITION, U.S. HOLDERS MAY BE SUBJECT TO STATE, LOCAL OR FOREIGN TAX CONSEQUENCES. THIS DISCUSSION IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OF COMMON SHARES OF THE REGISTRANT AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. HOLDERS AND PROSPECTIVE HOLDERS SHOULD THEREFORE CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Certain Canadian Federal Income Tax Considerations

The following summary of certain Canadian federal income tax considerations is generally applicable to a holder (a "Holder") of common shares who for the purposes of the Income Tax Act (Canada) (the "Act") is not a resident of Canada, holds the common shares as capital property, deals at arm's length and is not affiliated with the Corporation, does not use or hold the common shares in carrying on a business in Canada and is not a non-resident insurer for the purposes of the Act.

                Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares. Under the Canada-U.S. Income Tax Convention (1980) (the "Treaty") the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Corporation, 5% and, in any other case, 15% of the gross amount of the dividend. The Corporation will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount to the Canada Customs and Revenue Agency.

                Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common share constituted "taxable Canadian property" as defined in the Act.  Generally, a common share of a corporation listed on a prescribed stock exchange (the Toronto Stock Exchange is a prescribed stock exchange) will not constitute taxable Canadian property of a Holder unless, at any time within the 60 months preceding the disposition, the Holder or persons with whom the Holder did not deal at arm's length or the Holder together with such persons owned or had an interest in or an option to acquire 25% or more of the shares of any class of the capital stock of the Corporation.

A Holder who is a resident of the United States and realizes a capital gain on disposition of a common share that is taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or from an interest in, Canadian real property, including Canadian mineral resource properties, or (b) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition and was a resident of Canada for a total of 120 months during the 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one-half of the capital gain realized (“taxable capital gain”) in computing his taxable income earned in Canada.  The Holder may, subject to the detailed rules in the Act, deduct one-half of any capital loss arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition upon the disposition of other taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

Investment Canada Act

Except as provided in the Investment Canada Act (the "Investment Act"), there are no limitations under the laws of Canada, the Province of Ontario or in the charter or any other constituent documents of the Corporation, on the right of foreigners to hold or vote the Corporation's common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government (or agency thereof), corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Corporation's common shares by a non-Canadian (other than a "WTO Investor" or a “NAFTA Investor” as defined in the Investment Act) would be reviewable under the Investment Act if it was an investment to acquire control of the Corporation and the value of the assets of the Corporation was $5 million or more. A non-Canadian (other than a WTO Investor or NAFTA Investor) would be deemed to acquire control of the Corporation for the purposes of the Investment Act if he acquired a majority of the common shares outstanding (or less than a majority but controlled the Corporation in fact through the ownership of one-third or more of the common shares outstanding) unless it could be established that, on the acquisition, the Corporation was not controlled in fact by the acquisition through the ownership of such shares. Certain transactions in relation to the Corporation's common shares would be exempt from review under the Investment Act, including, among others, the following:

(a)

acquisition of shares by a person in the ordinary course of that person's business as a trader or dealer in    securities;

(b)

acquisition of control of the Corporation in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provision of the Investment Act; and

(c)

acquisition of control of the Corporation by reason of any amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Corporation, through the ownership of voting interests, remains unchanged.

The Investment Act provides for special review thresholds for WTO Investors and NAFTA Investors, who are essentially a natural or permanent resident of a World Trade Organization (“WTO”) or North American Free Trade Agreement (“NAFTA”) member, or an entity controlled by such persons. The United States is a member of the WTO and NAFTA. Under the Investment Act, as amended, an investment in the Corporation's common shares by a WTO Investor or a NAFTA Investor would be reviewable only if it was an investment to acquire control of the Corporation and the value of the assets of the Corporation was equal to or greater than a specified amount (the "Review Threshold"), which increases in stages. The Review Threshold is currently  $223 million , and is adjusted annually (calculated as prescribed in the Investment Act).

The provisions of the Investment Act may have an anti-takeover effect as they may operate to prevent  non-Canadian persons from directly or indirectly acquiring control of the Corporation.

Shareholders Rights Plan

In November 2000, the Board of Directors of the Corporation adopted a Shareholder Rights Plan (the “Plan”), the terms of which are set forth in the Shareholder Rights Plan Agreement dated as of November 17, 2000 between the Corporation and Equity Transfer Services Inc. As amended by agreement dated January 26, 2001, the Plan was ratified by shareholders at a meeting held on March 15, 2001. The Plan will be in effect until the 2011 annual meeting.

Under the Plan, a right to purchase one of the Corporation’s common shares (a “Right”) was issued for each outstanding common share as of November 17, 2000. In addition, a Right will be issued for each share issued subsequent to November 17, 2000 and prior to the separation date of the Rights. The rights are initially not separate from the Corporation’s common shares nor are they represented by separate certificates. However, upon a person acquiring ownership of 20% or more of the Corporation’s common shares (other than by means of complying with the Plan’s Permitted Bid provisions or with approval of the Board of Directors of the Corporation), a holder of a Right (other than the acquiror of 20% or more of the Corporation’s common 3shares) becomes entitled to exercise the Right and to purchase the number of common shares as determined under the Plan at a 50% discount to the then prevailing market price per share.

Under the Plan, a Permitted Bid is, among other things, a bid made to all shareholders for all common shares that is open for at least 60 days and which must be accepted by holders of at least 50% of the Corporation’s outstanding common shares, excluding shares held by the offeror and certain related parties. If at the end of 60 days, at least 50% of the outstanding shares, other than those owned by the offeror and certain related parties, have been tendered, the offeror may take up and pay for the shares, but must extend the bid for a further 10 days to allow other shareholders to tender. The Rights may, in certain circumstances, be redeemed by the Corporation at a price of $0.00001 per Right.

Documents on Display

All material contracts listed herein may be inspected between the hours of 9:00 a.m. and 5:00 p.m. at the head office of the Corporation located at 1250 - 155 University Avenue, Toronto, Ontario, L4W 3T6. The Financial Statements of the Corporation are also available on the SEDAR website at www.sedar.com/command_servlet?cmd=DisplayCompanyProfile&issuerType=03&lang=EN&issuerNo=00004944

ITEM 11.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Gold Call Options

In 1999, the Corporation entered into gold call option transactions. Call options for 15,000 ounces of gold, exercisable at US$290 per ounce and maturing in June 2001, were sold for US$243,000. Call options for 20,000 ounces of gold, exercisable at US$320 per ounce and maturing in June 2001, were purchased for US$128,000. The Corporation received cash proceeds of US$106,250 (net of commission of US$8,750) In 2001, the gold call options contracts expired and the gold call option liability of US$35,000 was recorded as income (2000 – US$51,000; 1999 – US$20,250) and $10,000 (US$6,500) was paid as interest expense for the balance outstanding since 1999.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Effective March 15, 2000, the Corporation was continued under the Business Corporations Act (Ontario) and the name of the Corporation was changed from Twin Gold Corporation to Twin Mining Corporation.  In connection with the continuance, the authorized share capital of the Corporation was changed from 150,000,000 common shares of the Corporation to an unlimited number of common shares, an unlimited number of first preference shares, issuable in series ("First Preference Shares"), and an unlimited number of second preference shares, issuable in series ("Second Preference Shares"), of the Corporation. On February 28, 2003, there were 80,079,344 common shares of the Corporation, no first preference shares of the Corporation and no second preference shares of the Corporation outstanding.

The First Preference Shares are issuable in one or more series.  The directors of the Corporation are entitled to, by resolution, fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to, the First Preference Shares of each series, including voting and dividend rights.  The First Preference Shares of each series rank with regard to payment of dividends and the distribution of property and assets in the event of the liquidation, dissolution or winding-up of the Corporation in priority to the Second Preference Shares, the common shares of the Corporation and any other shares ranking junior to the First Preference Shares, and the First Preference Shares of each series may also be given such other preferences over the Second Preference Shares and the common shares of the Corporation and any other shares ranking in junior to the First Preference Shares as may be determined as to the respective series authorized to be issued.  The First Preference Shares of each series rank on a parity with the First Preference Shares of every other series with respect to payment of dividends and priority in the return of the capital in the event of the liquidation, dissolution or winding-up of the Corporation.

The Second Preference Shares are issuable in one or more series.  The directors of the Corporation are entitled to, by resolution, fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to, the Second Preference Shares of each series, including voting and dividend rights.  The Second Preference Shares of each series rank with regard to payment of dividends and the distribution of property and assets in the event of the liquidation, dissolution or winding-up of the Corporation junior to the First Preference Shares and in priority to the common shares of the Corporation and any other shares ranking junior to the Second Preference Shares, and the Second Preference Shares of each series may also be given such other preferences over the common shares of the Corporation and any other shares ranking in junior to the Second Preference Shares as may be determined as to the respective series authorized to be issued.  The Second Preference Shares of each series rank on a parity with the Second Preference Shares of every other series with respect to payment of dividends and priority in the return of the capital in the event of the liquidation, dissolution or winding-up of the Corporation.

ITEM 15.

CONTROLS AND PROCEDURES

The directors of the Corporation are elected annually and hold office until the next annual meeting of the shareholders of the Corporation or until their successors in office are duly elected or appointed. The Corporation does not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board.

The Corporation's Board of Directors has only one committee, the Audit Committee, which is composed entirely of independent directors, being Robert Pendreigh, Alfred Powis and James Gray. The Audit Committee has the responsibility of reviewing with the Corporation's Auditor all financial statements to be submitted to an annual meeting of the shareholders of the Corporation, prior to their consideration by the Board of Directors. They do not receive any separate remuneration for acting as members of the committee. (Please see “Statement of Corporate Governance Practices” in the Management Information Circular dated February 5, 2003 indexed herein as ITEM 19(b)).

On February 28, 2003, management concluded its evaluation of the effectiveness of our disclosure controls and procedures. As of that date, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that the Corporation maintains effective disclosure controls and procedures relating to transactions, assets, liabilities, accounting and other records and public reporting and disclosure that ensure information required to be disclosed in the Corporation's reports under the Securities Exchange Act of 1934 and Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and as required by Canadian securities laws. Specifically, the disclosure controls and procedures assure that information is accumulated and communicated to the Corporation's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. There have been no significant changes in the Corporation's internal controls or in other factors that could significantly affect these controls subsequent to the date of management's evaluation.

ITEM 16.

[RESERVED]

Part III

ITEM 17.

FINANCIAL STATEMENTS

Indexed herein at ITEM 19.

ITEM 18.

FINANCIAL STATEMENTS

The Corporation has responded to item 17 in lieu of responding to this Item.

ITEM 19.

FINANCIAL STATEMENTS AND EXHIBITS

a)	Index to Financial Statements
The Management Discussion and Analysis of the Corporation is included in the 2002 Annual Report of the Corporation incorporated herein by reference.
Management's report on the consolidated financial statements.
Independent auditors’ report to the shareholders.
Consolidated balance sheets as at December 31, 2002 and December 31, 2001.
Consolidated statements of loss for the years ended December 31, 2002, December 31, 2001 and December 31, 2000.
Consolidated statements of cash flow for the years ended December 31, 2002, December 31, 2001 and December 31, 2000.
Consolidated statements of mineral properties for the years ended December 31, 2002, December 31, 2001 and December 31, 2000.
Consolidated statement of shareholders' equity for the years ended December 31, 2002, December 31, 2001 and December 31, 2000.
Notes to the consolidated financial statements. U.S. GAAP reconciliation Schedule appended to notes and auditors’ report
b)	Index to Exhibits
Documents Incorporated by Reference
1.	The 2002 Annual Report of the Corporation.
Item 4, Segmented Information, Note. 7 to the consolidated financial statements of the 2002 Annual Report of the Corporation
Item 5, Management's Discussion and Analysis of Financial Condition and Results of Operations, included in the 2002 Annual Report of the Corporation
Item 19(a), Index to Financial Statements, included in the 2002 Annual Report of the Corporation
2.	Management information circular dated February 5, 2003 of the Corporation
Item 6, Directors, Senior Management and Employees, "Executive Compensation" is set in the management information circular.
Item 7, Related Party Transactions, "Interest of Management and Others in Material Transactions" set out in the management information circular.

Exhibit Number	Description	# of Pages
1.01*

Form 21 filed under the Company Act (British Columbia) being the special resolution changing the name of the Corporation from Atlanta Gold Corporation to Twin Gold Corporation and increasing the authorized share capital of the Corporation from 50,000,000 to 100,000,000.  The altered memorandum of the Corporation dated March 25, 1997. The Certificate of Change of Name dated April 3, 1997.

2.23#

A fifth five-year diamond mine exploration permit (see 2.13 above) granted to the Corporation by the Ministry of Natural Resources (Quebec) covering 62.85 square kilometres for terms ranging from September 15, 2000 to September 15, 2005.

2.24#	Amendment dated April 30, 2001 to the Second Amendment (see 2.20 above) of the mining lease and option to purchase agreement dated January 5, 2000, regarding the Atlanta Gold Property.
2.25#

Claim Purchase, Gross Royalty and Net Profit Interest (“NPI”) Agreements with Helix Resources Inc., signed on December 15, 2000, to exercised its option to acquire 100% of three mineral claims from Helix (Freightrain, tag # F65593; Slot, tag # F45691; and 38S, tag # F45683) totaling 7,128.5 acres (28.85 square kilometres). Claim 38S (2,480 acres) was allowed to lapse.

2.26#	16 mineral claim permits transferred and 49 mineral claim permits granted to the Corporation by the Department of Indian and Northern Affairs Canada (“INAC”) covering an additional 136,854.85 acres.
2.27#	Shareholder Rights Plan Agreement dated as of November 17, 2000 between the Corporation and Equity Transfer Services Inc. (“Equity Transfer”)
2.28#	Amending Agreement to the Shareholders Rights Plan dated as of January 26, 2001 between the Corporation and Equity Transfer.

2.29#	Agency Agreement dated May 5, 2000 between the Corporation, Dundee Securities Corporation and National Bank Financial Inc.
2.30#	The form of subscription and renunciation agreement entered into on May 17 and 18, 2000 between the Corporation and subscribers for flow-through common shares of the Corporation.
2.31#

The form of subscription and renunciation agreement entered into on May 17 and 18, 2000 between the Corporation and agents appointed by the subscribers for flow-through common shares of the Corporation.

2.32##	Second Amendment dated January 19, 2001 of the mining lease and option to purchase agreement dated March 4, 1998 regarding the Atlanta Gold Property (the “Hollenbeck lease”).
2.33## 2.34##

Second Amendment dated April 30, 2001 of the mining lease and option to purchase agreement dated on April 19, 1998 regarding the Atlanta Gold Property (the “Gardner lease”).

First Amendment dated November 30, 2001 to the of the mining lease and option to purchase agreement expiring on, and extended annually after, December 30, 1996 regarding the Atlanta Gold Property (the “Hill & Davis lease”).

2.35##

The fourth and fifth diamond mine exploration permit (see 2.23 and 2.13 above) are not renewed by the Corporation, as confirmed by the Ministry of Natural Resources (Quebec) covering 111.7 square kilometres and 62.85 square kilometres, respectively.

2.36##	32 mineral claim permits granted to the Corporation on April 18, 2002 by the Department of Indian and Northern Affairs Canada (“INAC”) covering an additional 82,640 acres.
4.1

Agreement to abandon the 20% Participating Interest by Canadian American Mining Company, LLC (“CAMC”) (formerly Quest USA Resources Inc. (“Quest”)) under Venture Agreement dated July 22, 1997 between Quest and Atlanta U.S.

3 pages
99.1	Certification pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	1 page

        #

Previously filed with 2000 Report on FORM 20-F.

      ##

Previously filed with 2001 Report on FORM 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TWIN MINING CORPORATION

DATE: March 31, 2003	____/s/ Hermann Derbuch______ Hermann Derbuch, P.Eng. Chairman, President and Chief Executive Officer

CERTIFICATION

I, Hermann Derbuch, certify that:

1. I have reviewed this annual report on Form 20-F of Twin Mining Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

1.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

2.

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

3.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

1.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

2.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATE: March 31, 2003	____/s/ Hermann Derbuch______ Hermann Derbuch, P.Eng. Chairman, President and Chief Executive Officer

CERTIFICATION

I, Domenico Bertucci, certify that:

1. I have reviewed this annual report on Form 20-F of Twin Mining Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

1.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

2.

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

3.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003	____/s/ Domenico Bertucci______ Domenico Bertucci C.A. Chief Financial Officer