Form 20-F
TWIN MINING CORP
filed 2004-04-06
CIK 851064

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ]                Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[ X ]                Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

                      For the fiscal year ended December 31, 2003

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  As of December 31, 2003: 89,920,654 common shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

 [X]            No

Indicate by check mark which financial statement item the Corporation has elected to follow.

Item 17  [X]

Item 18

In the Annual Report furnished in this Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. The noon rate of exchange reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars on February 26, 2004 was U.S.$1.00 = Cdn$1.3401.   A table disclosing the high, low, year-end, and average exchange rates for the previous five fiscal years is located in ITEM 3 - Selected Financial Data.

THIS REPORT CONTAINS FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND IS SUBJECT TO THE SAFE HARBOR CREATED BY THAT SECTION. FORWARD LOOKING STATEMENTS CONTAINED IN THIS REPORT INCLUDE, WITHOUT LIMITATION, STATEMENTS IN THIS REPORT RELATING TO EXPLORATION ACTIVITIES PROPOSED TO BE UNDERTAKEN BY THE CORPORATION AND EXPECTED RESULTS THEREFROM AS SET OUT BELOW UNDER ITEM 3 "KEY INFORMATION - SELECTED FINANCIAL DATA" AND CERTAIN EXPECTATIONS OF MANAGEMENT OF THE CORPORATION AS SET OUT BELOW UNDER ITEM 5 "OPERATING AND FINANCIAL REVIEW AND PROSPECTS".  FACTORS THAT COULD CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE SUCH FORWARD LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, THOSE FACTORS, INCLUDING RISK FACTORS, SET FORTH BELOW UNDER ITEM 3 "KEY INFORMATION - RISK FACTORS" AND ITEM 5 "OPERATING AND FINANCIAL REVIEW AND PROSPECTS".

Part I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

Selected Financial Data

Set forth in the tables below are selected financial data with respect to the Corporation's financial condition and results of operations for the five most recent financial years. In Table 1, the selected financial data were prepared in accordance with accounting principles generally accepted ("GAAP") in Canada, which, for the purposes of these data, conform in all material respects to accounting principles generally accepted in the United States, and are qualified by reference to the U.S. GAAP Reconciliation information, indexed herein as ITEM 19(a) (the Corporation has responded to ITEM 8 in lieu of responding to this item) and by reference to "Management's Discussion and Analysis" in the annual report furnished pursuant to ITEM 17 hereof (and ITEM 19 (b)). In Table 2, the selected financial data were prepared in accordance to U.S. GAAP. The Corporation is in the exploration stage and has not commenced commercial operations, consequently the data disclosed herein are not indicative of future financial position or results of operations.

2.

	Table 1 - Prepared in accordance with Canadian GAAP (Canadian Dollars, In Thousands, except per share data)

FINANCIAL POSITION AS AT	2003	2002	2001	2000	1999
	$	$	$	$	$
Cash	720	1,651	2,547	7,047	2,287
Other current assets	536	227	272	209	28
Fixed assets	60	43	42	57	48
Mineral properties	30,466	25,688	22,748	19,053	17,852
Total assets	31,782	27,609	25,609	26,366	20,215

Current liabilities	3,118	769	880	419	528
Long-term liabilities	-	-	-	-	127
Future income taxes	2,117	-	-	-	-
Share capital	47,743	47,931	44,965	44,078	34,750
Deficit	(21,196)	(21,091)	(20,236)	(18,131)	(15,190)
OPERATING RESULTS FOR THE YEARS ENDED	31,782	27,609	25,609	26,366	20,215
Interest income	(23)	(24)	(211)	(281)	(33)
General and administrative expenses	1,037	882	936	808	704
(Gain)/loss from foreign exchange	(18)	(2)	4	1	(16)
Future income tax (recovery)	(922)	-	-	-	-
Mineral property costs written off	31	-	1,376	2,413	2,525
Loss, per Canadian GAAP	105	856	2,105	2,941	3,180
Loss per share, per Canadian GAAP Number of common shares issued and subscribed, in Thousands	$0.001 89,921	$0.011 80,079	$0.029 73,404	$0.042 70,434	$0.065 *48,644

* - excludes 6,160,328 special warrants issued on December 31, 1999, and converted into common shares in 2000 (see Exhibit 2.17 included with the 1999 Form 20-F).

3.

	Table 2 - Prepared in accordance with U.S. GAAP (Canadian Dollars, In Thousands, except per share data)

FINANCIAL POSITION AS AT	2003	2002	2001	2000	1999
	$	$	$	$	$
Cash	720	1,651	2,547	7,047	2,287
Other current assets	536	227	272	209	28
Fixed assets	60	42	42	57	48
Mineral properties	4,395	4,086	3,739	3,782	5,152
Total assets	5,711	6,006	6,600	11,095	7,515

Current liabilities	3,118	769	880	419	528
Long-term liabilities	-	-	-	-	127
Future income taxes	2,117	-	-	-	-
Share capital	47,743	47,931	44,965	44,078	34,750
Deficit	(47,267)	(42,694)	(39,245)	(33,402)	(27,890)
OPERATING RESULTS FOR THE YEARS ENDED	5,711	6,006	6,600	11,095	7,515
Loss, per Canadian. GAAP	105	856	2,105	2,941	3,180
Change in accounting policy, net of tax	-	-	-	-	12,778
Development and exploration costs	4,499	2,593	4,790	3,278	1,261
Reversal of mineral property costs written off	(31)	-	(1,052)	(707)	(444)
Income tax (recovery) costs	922	-	-	(456)	(895)
Loss, per U.S. GAAP	5,495	3,449	5,843	5,056	15,880
Loss per share, per U.S. GAAP	$0.061	$0.043	$0.080	$0.072	$0.326

The following table discloses certain high, low and average exchange rates for converting Canadian dollars into US dollars for the five years ended December 31 and six most recent months in the last financial year:

Period	End of Period	Average	High	Low
Year ended December 31, 1999	0.680	0.672	0.686	0.652
Year ended December 31, 2000	0.666	0.673	0.691	0.639

Year ended December 31, 2001

Year ended December 31, 2002

Month ended July 31, 2003

Month ended August 31, 2003

Month ended September 30, 2003

Month ended October 31, 2003

Month ended November 30, 2003

Year ended December 31, 2003

	0.628 0.639 0.725 0.722 0.747 0.758 0.771 0.756	0.640 0.640 0.726 0.716 0.736 0.758 0.765 0.759	0.691 0.659 0.746 0.729 0.747 0.765 0.771 0.771	0.623 0.620 0.709 0.709 0.722 0.747 0.756 0.639

Risk Factors

Nature of Mineral Exploration and Mining

At the present time, the Corporation does not hold any interest in a mining property in production. The Corporation's viability and potential success lie in its ability to develop, exploit and generate revenue out of

4.

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

2003

416

320

363

416

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

5.

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

6.

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

Incorporation

The Corporation exists under the laws of the Province of Ontario, Canada and five of the Corporation's six directors and all of its officers are residents of Canada. Consequently, it may be difficult for United States

7.

investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

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

The Corporation is engaged in the exploration and development of mineral resource properties. The Corporation has various interests in five mineral resource properties: the Torngat diamond property (the "Torngat Property") located in the Province of Quebec, consisting of a 100% interest in three Mine Exploration permits; the Jackson Inlet diamond property ("Jackson Inlet") consisting of 532 mineral claims located on the Brodeur Peninsula of Baffin Island; the Atlanta gold property (the "Atlanta Gold Property") located in the State of Idaho, consisting of 35 patented and 113 unpatented mining claims; the Abitibi Gold Property ("Abitibi") located in eastern Quebec, consisting of 91 mining claims; and one gold property having an area of 86,880 hectares located in Kalimantan, Indonesia.

In addition to the interests currently held by the Corporation in mineral resource properties, management of the Corporation reviews opportunities to acquire interests in further mineral resource properties as such opportunities become available to the Corporation.

Properties

Torngat Property, Quebec

Between July and November 1999, the Corporation was issued four contiguous exploration permits covering a total of 444 square kilometres by the Quebec Ministry of Natural Resources. A fifth exploration permit covering 62.85 square kilometres was issued in 2000. In 2001, the Corporation renewed three of the permits covering 327 square kilometres. Total costs of $218,060 for the two abandoned permits were written off during 2001. In 2002, the three permits were again renewed. The permits are valid for five years and may be renewed for an additional five-year period. The Corporation's efforts to date have been directed towards a series of five (5) diamondiferous kimberlite dyke systems that strike over a combined length of 37 km.

8.

Location and Access

The Torngat Property is located in northeast Quebec on the eastern shore of Ungava Bay.  The nearest habitation is the town of Kangiqsualujjuaq (formerly George River) about 90 kilometres south-southwest of the Torngat Property and the town of Kuujjuaq (formerly Fort Chimo) about 250 kilometres southwest of the Torngat Property.  Montreal is approximately 1,500 kilometres south-southwest of the Torngat Property. Access to the Torngat Property is by boat, fixed-wing aircraft or helicopter from Kuujjuaq or Kangiqsualujjuaq, both of which have scheduled air service.

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

9.

Mineralogically, the dikes are made up of olivine, which is frequently serpentinized, and phlogopite, contained in a matrix of fine-grained phlogopite, olivine, spinel (titanium-magnesium chromites, magnesium-aluminum chromites and titanium-magnesium magnetites), perovskite and carbonate.  Previous geochemical work completed by staff and students of the University of Quebec in Montreal showed that the rocks contain very low silica and are ultra potassic, and that titania is high and alumina is low.  Based on these results, and the mineralogy, these rocks are classified as Type 1 kimberlites.

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

Mini-bulk sample analysis - Summer/Fall 2002

In 2002 samples from two anomalously diamondiferous dyke segments were processed. In January 2003, fifteen samples, ranging in weight from 24 kg to 100 kg were analyzed for diamonds by caustic fusion (100-micron cut-off size), selection and description was completed by SGS Lakefield Research Limited ("Lakefield") and reviewed by AMEC E & C Services Limited ("AMEC").

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

10.

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

The company's diamond project focus in the coming year is directed towards its large tonnage potential Jackson Inlet project. Consequently, management will pursue other options, including Joint Venture participation to advance the project in the coming year.

Property Status and Acquisition

11.

Sufficient work has been completed to secure the mining rights: 1) on the first permit staked, totaling 50 square kilometers, for the next 10 years; 2) on the second permit totaling 101 square kilometers, until 2006; and 3) on the third permit, totaling 176 square kilometers, until 2005.

Jackson Inlet, Baffin Island

Pursuant to agreements dated April 27, 2000 and November 7, 2000 (the "Agreement"), the Corporation acquired a 100% interest in three mineral claims from Helix Resources Inc. ("Helix") covering a total of 7,128.5 acres (28.85 square kilometres). One of the claims, covering 2,480 acres (10.03 square kilometres), was allowed to lapse because of apparent low potential. These mineral claims were acquired by the Corporation by paying $50,000 and issuing 30,000 common shares. To maintain the Agreement in good standing, Helix was paid $100,000 and issued 45,000 common shares of the Corporation in 2001. In 2002, the Corporation paid $150,000 and issued another 75,000 common shares of the Corporation to Helix. In 2003, the Corporation issued 105,000 additional common shares and paid $200,000 in January 2004 to Helix. In order to maintain a 100% interest, the Corporation is required to make further payments totaling $350,000 and to issue 120,000 common shares by December 31, 2006. In addition, a payment of $500,000 is due upon receipt of all development permits and a payment of $1,000,000 plus 500,000 common shares is due upon production of 500,000 carats. Subsequently, Helix is to receive a 5% net profits interest and a 1% gross royalty after crediting all previous payments. In May 2000, the Corporation staked 16 additional claims covering 106 square kilometres (26,290 acres) over nearby potential kimberlite target areas chosen in consultation with Helix. In 2001, the Corporation staked 61 mineral claims covering 529.77 sq. km (130,908.35 acres) and paid an initial filing fee of $13,091 and in 2002, the Corporation staked another 32 mineral claims covering 334.43 sq. km (82,640 acres) and paid an initial filing fee of $8,264. During the current year, the Corporation staked 426 additional mineral claims in the region covering 4,118 sq. km (1,017,593 acres) and paid an initial filing fee of $101,759. Five of the claims staked in prior years were allowed to lapse. Total direct exploration costs of $29,806 for the five abandoned claims were written off during the year. By the end of the 2003, the Corporation owned a 100% interest in 532 mineral claims totaling 5,086 sq. km (1,256,781 acres) within the region.

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

12.

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

2001 Airborne Survey

In March 2001, the Corporation commissioned a helicopter-borne magnetic and electromagnetic survey by Fugro-SIAL Geosciences Inc., of St. Laurent, Quebec, ("Fugro-SIAL") which involved flying 6,641-line kilometers. It was completed in May 2001. Lines were flown in both northeast and northwest directions and spaced 100 meters apart. It defined Freightrain as one large kimberlite pipe and detected 13 additional prospective kimberlitic pipes.

A regional flight line spacing of 250 meters was selected as adequate to detect the larger kimberlite pipes. The survey detected 14 magnetic anomalies  (including Freightrain). The profiles are suggestive of shallow intrusives and are listed in the table below.

Magnetic Anomalies	Approximate Diameter (metres)	Magnetic Anomalies	Approximate Diameter (metres)
Freightrain	500	Ano 4D	600
Ano 1	150	Ano 5	600
Ano 2	100	Ano 6	300
Ano 3 - Cargo1	140	Ano 7	300
Ano 4A	240	Ano 8 - Cargo2	50
Ano 4B - Cargo3	300	Ano 9	30
Ano 4C	600	Ano 10	60

Spring 2001 Sampling Program

In April 2001, the Corporation commenced excavation of larger bedrock kimberlite samples from the two most promising Freightrain pipe outcrop areas tested in 2000, namely, JI-6 (0.023 carats in 21 kilograms (1.10 carats/tonne)) and JI-3 (1.049 carats in 560 kilograms (1.87 carats/tonne)). The results of the Lakefield DMS processing to recover +1 millimetre diamonds are presented on the following table as sample #1 and #2 respectively. Sample #2 produced the breakthrough, the Corporation's first 1-carat gem quality diamond.

Parameter	Units	Sample # 1	Sample # 2	Total
Sample weight processed	Dry tonnes	1.91	16.5	18.41
Diamonds + 1 millimetre	Number Carats	12 0.560	74 3.084	86 3.644
Two largest Diamonds	Carats Size (millimetres)	0.311 3.28x2.99x2.70 3.19x2.17x1.70	1.217 6.98x5.64x3.60 3.90x3.19x2.40

13.

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

Sample Diamond		Number of diamonds categorized by length
	Tonnes	1 - 2 millimetres	2 - 3 millimetres	+ 3 millimetres
Sample # 1, JI-6 site	1.91	7	3	2
JI-6 (Year 2000 Sample)	0.02	3	0	0
TOTAL - Sample # 1 site	1.93	10	3	2
Sample # 2, JI-3 site	16.50	46	22	6
JI-3 (Year 2000 Sample)	0.56	6	1	2
TOTAL - Sample # 2 site	17.06	52	23	8

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

14.

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

Freightrain Mini-Bulk Samples, Results by Screen Size and Number of Diamonds:

Sample Number	Sample Weight	+ 4.75 millmetres	3.35 to 4.75 millmetres	2.36 to 3.35 millimertes	1.70 to 2.36 millimetres	1.18 to 1.70 millimetres	0.85 to 1.18 millimetres	Total
	(tonnes)	# stones	# stones	# stones	# stones	# stones	# stones	# stones
JI-1	76.30	2	5	21	40	93	96	257
JI-3	56.86			10	21	64	74	169
JI-	41.87		1	15	49	100	108	273
JI-5	23.72		1	2	4	16	21	44
JI-5S	2.49				2	3	1	6
JI-6	26.95		1	1	15	49	54	120
TOTAL	228.19	2	8	49	131	325	354	869

Freightrain Mini-Bulk Samples, Results by Screen Size and Carat Weight:

Sample Number	Sample Weight	+ 4.75 millmetres	3.35 to 4.75 millmetres	2.36 to 3.35 millimertes	1.70 to 2.36 millimetres	1.18 to 1.70 millimetres	0.85 to 1.18 millimetres	Total
	(tonnes)	(carat)	(carat)	(carat)	(carat)	(carat)	(carat)	(carat)
JI-1	76.30	2.346	3.050	4.224	3.377	3.107	1.205	17.309
JI-3	56.86			2.734	1.735	2.066	0.919	7.454
JI-4	41.87		0.868	4.132	4.411	3.359	1.313	14.083
JI-5	23.72		0.936	0.538	0.260	0.484	0.307	2.525
JI-5S	2.49				0.210	0.086	0.006	0.302
JI-6	26.95		0.285	0.466	1.540	1.567	0.677	4.535
TOTAL	228.19	2.346	5.139	12.094	11.532	10.669	4.427	46.208

15.

The five largest stones have the following dimensions:

Size - millimetres	Weight - carat
7.10 x 6.27 x 3.94	1.557
7.07 x 4.99 x 3.30	0.936
6.56 x 4.85 x 3.08	0.870
6.21 x 4.22 x 3.46	0.867
4.56 x 4.56 x 3.93	0.809

Diamonds, retrieved from the combined mini-bulk samples, were examined by Diamond Trading N.V. of Antwerp, Belgium ("Diamond Trading"), who found the quality profile of the diamonds to be promising, with a high colour and purity grading of the sawable and makeable stones and the absence of boart. Diamond Trading's findings are extremely encouraging for the project economics although they are based on a small sample (869 diamonds, all greater than 0.85 mm square mesh sieve size and, in aggregate 46.208 carats) and therefore should be considered preliminary only and not necessarily reflective of future results. Diamond Trading is a minority shareholder of the Corporation (less than 1%).

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

2002 Core Drilling Program

To advance the Jackson Inlet Project, the Corporation pursued a multi-phase exploration program. The two main objectives for the 2002 exploration season were the evaluation of known potential kimberlite targets by drill testing.

16.

Work started with Phase-1 comprising ground magnetometer surveys, soil sampling, gravity and core drilling on known pipes and previously identified airborne magnetometer anomalies. Soil samples and drill core samples were processed by Lakefield in 2003.

The indicator mineral distribution from 489 soil samples collected in 2002 together with recovery of the micro-diamond from till immediately above bedrock in drill hole JI-CG2-02 led to a change in the 2003 exploration program objectives discussed in the prior year's annual report.  Instead of drilling to establish geometry of the Freightrain pipe and the drill testing of other targets, it was decided that giving immediate attention to the overall upside potential of the project would enable the Corporation to acquire the most favorable land position on the Brodeur Peninsula.

Reinterpretation of government air-borne magnetic data in light of the distribution of known kimberlites and indicator minerals made possible the selection of priority areas for claim staking. Two high sensitivity ground magnetic surveys were carried out by JVX Ltd. to further clarify structural control of kimberlite emplacement and to clearly define drill targets not readily apparent from low resolution and suspect data obtained by 2002 ground magnetic surveys. The soil sampling area was considerably enlarged from the initially contemplated survey of selected claims and target areas. Soil sampling was supplemented by collection of stream sediments at an approximate density of one sample per 42 sq. km in order to cover as much of the newly staked claims as possible on a reconnaissance basis.

Results of 2002 Exploration reported in 2003

In 2003, analytical testing was finalized on bedrock and overburden recovered from ten holes (1,173m) drilled (NQ core, 47-mm diameter) at four targets during the July-September period of 2002. The Cargo2 and ANO 10 magnetic anomalies detected by the 2001 Fugro-SIAL helicopter-borne survey were each tested by three holes and another hole tested ANO 9.

The three holes at ANO 10 and one at the nearby ANO 9 (2.5 km) did not encounter kimberlite nor explain both airborne and ground magnetic anomalies. Drilling at Cargo2 recovered a micro-diamond from till immediately above bedrock in drill hole JI-CG2-02.

The objective of two of the three holes drilled at Cargo1 pipe (JI-CG1-03 & -04) was to obtain representative samples from the fine grained ashy core facies and the coarse rim facies.

Laboratory investigations of the third hole (JI-CG1-05) revealed low magnetic susceptibility of the core which explains the weak magnetic anomalies over this and a number of other suspected kimberlites. The two other holes intersected as much as 200 meters apart and the dimensions of the pipe could be much larger than what the magnetic contours indicate.

Summary of Caustic Fusion Processing Results,Cargo 1 kimberlite drill holes JI-CGI-03, -04 and -05

Hole No.	Weight (kg)	Diamonds Recovered by Sieve Class (square mesh opening in millimeters)
		+1.7 mm	1.18 mm	0.85 mm	0.600 mm	0.425 mm	0.300 mm	0.212 mm	0.150 mm	0.100 mm	Total
03	284	0	0	0	0	1	2	7	12	20	42
04	647	1	1	0	2	5	17	24	53	86	189
05	87	0	0	0	0	0	0	0	5	5	10
Total	1018	1	1	0	2	6	19	31	70	111	241

The diamonds are mostly white and transparent. Largest stones (JI-CG1-04): 2.34 x 2.25 x 1.65mm  - 0.0869 carat; 2.14 x 1.68 x 1.14mm - 0.0269 carats

17.

Results were received in 2003 from processing and indicator mineral grain selection by Lakefield on 489 soil samples which were collected in 2002. The 2002 regional till sampling program covered the main claim block at that time. The sampling involved collection of approximately 25 kg of till at 400-metre intervals on lines two kilometers apart in the Freightrain-Cargo1 pipe and Cargo2 areas and four kilometers apart elsewhere.  Pyrope and eclogitic garnet, Mg-ilmenite and spinel were found in anomalous concentrations in a number of clusters, most notably at Cargo2 and immediately surrounding the Freightrain and Cargo1 pipes.

2003 Claim-Staking Programs

An early awareness of the enhanced economic potential precipitated two claim-staking campaigns during the year. The first added 1,145 sq. km following receipt of indicator mineral counts from the 2002 till sampling program and evidence of diamonds at Cargo2.

Following the discovery of the 1.7km kimberlite fragment trail and detailed ground magnetic survey confirmation of previously inferred geological controls of kimberlite emplacement, the Corporation staked a further contiguous 2,283 sq. km to the east and south. After allowing for the expiry of 5 claims where results did not warrant further exploration, the net 100%-owned land position at the end of 2003 was 5,086 sq. km (1,256,781 acres).

2003 Exploration Program and Results

During the 2003 field season a further 426 samples were collected to define airborne survey targets in a large portion of the newly staked claims and to determine whether discrete and separate drill targets are present in the immediate vicinity of Freightrain and Cargo1 pipes.  Based on the recovery of kimberlite indicator mineral grains from the 355 soil and 71 stream sediment samples, twelve (12) new kimberlite indicator mineral clusters were discovered. Of the 426 samples collected, 110 contained kimberlite indicator minerals.

Seven of the twelve (12) clusters are located in the eastern half of the new Jackson Inlet claim block from 72 degrees 15' to 73 degrees 15' latitude. Several of the seven clusters correlate well with airborne magnetic anomalies and intersecting structures, which enhances the probability of their relationship to kimberlite targets. Five clusters are within 3 to 6 km of the Freightrain and Cargo1 pipes. The high numbers of kimberlite indicator minerals from the five areas provide strong evidence of kimberlite bodies under shallow overburden cover. These new indicator mineral clusters are in addition to the previously reported finds of the diamondiferous kimberlite fragment corridor between Freightrain and Cargo1 pipes and the eight potential kimberlite targets at Cargo2. 2003 key results are summarized below:

(*)  High indicator mineral counts are due to 2 of 5 samples taken closer to outcropping Freightrain kimberlite.

In 2003, most soil and stream sediment samples were collected at approximately 500 m intervals along 4 km spaced N-S lines. Samples collected near Freightrain and Cargo1 pipes were more closely spaced, at 500 m by 1 km. The samples cover 3,490 sq. km of the 100% owned 5,086 sq. km Jackson Inlet diamond property.

18.

A heavy mineral concentrate was produced by Lakefield followed by diamond indicator mineral picking by HDM Laboratories Inc. ("HDM"). HDM is located in Loveland, CO, U.S.A., and has specialized in kimberlite indicator mineral recovery and evaluation for more than 10 years.

In July 2003, the Corporation's field personnel made a significant discovery of kimberlite fragments by careful classic prospecting along a NE-SW corridor that connects Freightrain with Cargo1 pipes. The fragments, which are interpreted to originate from kimberlite bodies beneath and brought to surface by frost boil action, are distributed across up to 50 meters width within this corridor. They were surveyed and sampled over a distance of 1.7 km; 1 km SW from Cargo1 pipe towards Freightrain and 0.7 km to the NE beyond Cargo1 pipe. They show no evidence of transport.

Three kimberlite fragment samples totaling 50.5 kg collected from separate portions along the 1.7 km were analyzed by Lakefield. Diamond indicator minerals were extracted from two of the three samples and one was analyzed for diamond content only. Thirteen micro diamonds were extracted from the three samples.

Regarding diamond indicator minerals, the Lakefield report states that "highly depleted sub-calcic Cr-pyrope garnet (G10) and rare high-pressure eclogitic garnet, which are associated with diamonds and occur as inclusions in diamonds, are present, as is mantle ilmenite. Mantle ilmenite compositions indicate that diamond will be highly preserved, if present."

"Pressures and temperatures calculated using single clinopyroxene geothermometry for clinopyroxene grains that are interpreted to have equilibrated with garnet in garnet lherzolite, indicate that all of these clinopyroxenes and host kimberlites erupted from within the diamond stability field. Calculated pressures and temperatures form a linear array coincident with a relatively cool 35 to 40 mW/m(2) conductive geotherm similar to that of geothermal arrays for kimberlites from the Slave province in Canada."

High sensitivity ground magnetic (gradiometer) surveys were performed by JVX Ltd. ("JVX") in July and August 2003 over a 2 km by 3 km area encompassing Fugro-SIAL's Cargo2 aeromagnetic anomaly as well as a 2 km by 6 km corridor encompassing Freightrain and Cargo1 pipes (Gap Grid). Objectives of the latter survey were to identify new or satellite pipes and to determine whether the kimberlite fragment trail reflects bodies that are as magnetic as the initially discovered portion of Cargo1 pipe or whether the source is probably more like the weakly magnetic northeast portion of the pipe probed by drill hole JI-CG1-05.

At Cargo2, the objectives were to define the anomalies, which were not established by the 2002 survey, and to develop drill targets for 2004. These objectives were exceeded in that the small area (6 sq. km) yielded 8 anomalies, about which the JVX report concludes that "if kimberlite is recognized at Anomaly A-I this entire trend becomes prospective."  The JVX report describes A-I, that is Cargo2, from which the grid takes its name, as "a moderate anomaly with an amplitude of about 23 nano taslas (nT) spread over a roughly circular area about 300m across."  They describe Anomaly A-IV as "probably the most intriguing anomaly on the grid. The intensity of this anomaly is comparable to Cargo2 but it appears to be the strongest of a series of 5 magnetic highs that trend NW-SE."

Within the Gap Grid, the JVX survey clearly defined 5 lobes or components of the Freightrain kimberlite the two most prominent of which are: 1) approximately 22 nT and "roughly 125 by 100 m, flanked on the North, West, and East by magnetic lows", and 2) approximately 20 nT that is "roughly 100 by 150 m with secondary lobes to the northeast".

JVX recommends prospecting about 0.75 km northeast of the Freightrain anomaly in the vicinity of Anomaly 2, a new anomaly of which the "source probably extends to depth as there is no accompanying magnetic low".

The JVX report describes Cargo1 pipe as  "a strong (~ 15 nT), roughly circular magnetic high.  It is about 160 m across and it is truncated on the northeast side by a magnetic depression".  The kimberlite bodies discovered over 1.7 km on the Freightrain - Cargo1 pipes corridor are visible on surface as a diamondiferous kimberlite fragment corridor. Due to their low magnetic susceptibility their magnetic footprint is very faint.

19.

Program Objectives for 2004

The results from the 2003 till samples and ground mag programs will determine the nature and extent of the geophysical and core drilling programs for 2004.

Atlanta Gold Property, Idaho

The Corporation, through its wholly owned subsidiary Atlanta U.S., owns and leases a total of 33 patented lode claims, 2 patented mill site claims and 113 unpatented contiguous mining claims known as the Atlanta Gold Property covering 1,840 acres near the town of Atlanta in Elmore County, Idaho, approximately 60 miles east-northeast of Boise, Idaho. Of the mining claims comprising the Atlanta Gold Property ("Atlanta"), three of the patented claims and 70 of the unpatented claims are beneficially owned by Atlanta U.S. and 32 of the patented claims and 43 of the unpatented claims are leased by Atlanta U.S. with terms extending to various dates up to 2015.  Since the acquisition by Atlanta U.S. of an interest in the Atlanta Gold Property in 1985, the Corporation has endeavoured to establish and expand estimated proven and probable reserves at Atlanta and to evaluate the feasibility of constructing and operating a mine at Atlanta.

On July 22, 1997, Atlanta U.S. and Canadian American Mining Company, LLC ("CAMC") (formerly Quest International Resources Corporation) ("Quest"), entered into a joint venture agreement (the "Quest Agreement") whereby Atlanta U.S. was appointed the operator of, and held an 80 per cent interest in Atlanta, with Quest holding the remaining 20% participating interest. On December 17, 1997, Quest advised Atlanta U.S. that it had elected under the Agreement not to participate in its contractual share of further property costs incurred after 1997. On December 13, 2002, CAMC agreed to transfer its 20 per cent participating interest in the joint venture to Atlanta U.S. CAMC retains the 2% net smelter return royalty on Atlanta, as per the Quest Agreement.

On February 2, 1999, Atlanta U.S. signed a Lease/Option to Purchase Agreement ("the Monarch Agreement") with Monarch Greenback, LLC ("Monarch") relating to Monarch's surface and mineral rights to the Atlanta Gold Property. During the term of the ten-year lease, Atlanta U.S. has the option to purchase such surface and mineral rights for US$2 million. If this option is exercised, the existing minimum annual rental payments on such surface and mineral rights will be terminated and replaced by a net smelter return royalty of 0.5% of gold sales if the average realized gold price is US$365 per ounce or less, provided that the cumulative minimum annual rental payments made by Atlanta U.S. pursuant to the Monarch Agreement are credited against the obligation of Atlanta U.S. to make net smelter return royalty payments to Monarch. For each US$1 increase in the average realized gold price over US$365 per ounce, the net smelter return royalty will be increased by 0.01% to a maximum rate of 3.5%. In 1999, the terms of the minimum annual rental payments payable to Monarch were amended. US$25,000 owing in 1999, was paid in January 2000 and the US$75,000 unpaid balance was added to the option price. In May 2000, Atlanta U.S. paid US$100,000 in minimum annual rental payments to Monarch. In 2001, the Monarch Agreement was further amended such that, commencing in 2001, Atlanta U.S. will pay Monarch US$50,000 per year in minimum annual rental payments until 2008. The cumulative balance owing to 2008 of US$800,000 will be added to the option price. By then, the option price to purchase such surface and mineral rights will be US$2,875,000.

A net smelter return royalty is payable on production from Atlanta, subject to annual payments to the lessors as set forth below. These payments are required to keep the agreements in good standing. The advance royalty payments will be terminated if the option to purchase is exercised. During the year, the Company paid US$17,500 (2002 - US$17,500; 2001 - US$15,000) in advance royalty payments to the lessors.

The following table sets forth the existing minimum annual lease payments required to be made by Atlanta U.S. under the amended leases entered into by Atlanta U.S. in respect of the Atlanta Gold Property:

Year ending December 31	Minimum annual Rental payments	Advance Royalty Payment
	US$	US$
2004 to 2005	50,000	17,500
2006	50,000	159,500
2007 to 2008	50,000	20,000
2009 to 2011	-	20,000
2012 to 2015	-	10,000

20.

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

2002 Environmental Audit and Drilling and Testing Programs

Atlanta was reactivated once it became evident that the price of gold had risen above U.S.$300 on a sustained basis and is now advancing rapidly toward preparation of a final feasibility study and a production decision expected by May 2004.

Montgomery Watson Harza, an environmental consulting firm experienced in mine permitting, was retained in May 2002 to conduct a review of the existing environmental baseline data and recommend a program to update our information for a new Environmental Impact Statement (EIS). A Draft Environmental Impact Statement (DEIS) had been prepared for Atlanta by the United States Department of Agriculture ("USDA") Forest Service, Boise, National Forest in l989. A great advantage for Atlanta is the extensive amount of baseline data, which currently exists on the project and can be used to update the existing DEIS. This should help to reduce the lengthy permitting process significantly.

To confirm extensive previous in-house and third party test work (more than 50 column leach tests) and simulate conventional heap leach conditions, a metallurgical column testing program is planned using fresh mineralization representative of the Monarch and the Idaho deposits.

The metallurgical drilling program was designed by Atlanta U.S. staff and reviewed by Behre Dolbear and Company of Denver, Colorado ("Behre Dolbear"). Drilling commenced on October 23, 2002.  A total of 1,284 meters (4,211 feet) was drilled on 13 core holes using HQ size core (63.5mm / 2.5 inch diameter).  Nine holes

21.

were drilled into the Monarch ore body and four holes were drilled into the Idaho ore body. One of the four holes was a geotechnical hole, which was drilled into the south wall of the Idaho ore body.

Split core samples were collected in 3-meter increments and were assayed for gold using a 500-gram cyanide bottle roll test as a first step in determining gold recovery characteristics.

Monarch Deposit

hole #	dip	Mineralized Interval	Core length	Assay
				oz/ton	g/tonne
D02-14W05	50°	147'-177' 227'-267'	30' 40'	0.103 0.061	3.52 2.09
D02-10W06	54°	30'-148'	118'	0.061	2.09
D02-8W07	60°	142'-322' or 142'-362'	180' 220'	0.076 0.066	2.61 2.25
D02-6W08	56°	90'-158' 181'-301' or 181'-341'	68' 120' 160'	0.054 0.059 0.050	1.86 2.02 1.70
D02-5W09	65°	55'-360' incl. 265'-360'	305' 95'	0.065 0.120	2.23 4.10
D02-1W10	68°	95'-185' 285'-409.5' 425'-465'	90 124.5' 40'	0.029 0.039 0.149	0.99 1.33 5.08
D02-1E11	64°	196'-282' incl. 246'-282' incl. 256'-266'	86' 36' 10'	0.231 0.481 1.030	7.91 16.5 35.3
D02-3W12	54°	10'-70'	60'	0.168	5.76
D02-3E13	56°	100'-290'	190'	0.058	1.97

Idaho Deposit

hole #	Dip	Mineralized Interval	Core length	Assay
				oz/ton	g/tonne
D02-36W01	60°	0'-280'	280'	0.046	1.56
D02-34W03	57°	10'-310'	300'	0.046	1.56
D02-31W04	60°	10'-305'	295'	0.039	1.32

Environmental/Geotechnical Hole For Wall Rock Sample

hole #	Dip	Mineralized Interval	Core length	assay
				oz/ton	g/tonne
D02-34W02*	58°	20'-150'	130'	0.014	0.46

All of the holes were drilled as angle holes ranging from -45 to -60 degrees which cut across the width of the shear zone (which is 18 to 55 meters wide) to obtain representative samples of gold mineralization.  Mineralized drill core was sawed lengthwise with one half of the core saved for metallurgical testing, one quarter for assaying, and one quarter was saved for reference.

Atlanta ores have undergone extensive metallurgical testing over the years, including over 50 column leach tests.  However, most of these tests were done in-house, used primarily coarse crush sizes (38.1 to 50.8 mm, 1 1/2 to 2 inches)

22.

and were leached for relatively short periods of time (approx. 60 days).  A close examination of the historic metallurgical data and a limited amount of column test data from l998 indicates that finer crushing and a longer leach time will significantly improve the gold recovery over what was achieved in previous work, especially for the moderate and low recovery ores.

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

The feasibility study will incorporate the new gold recovery information from the metallurgical testing program, develop final capital and operating costs for the project, and calculate a mineable reserve from the measured mineral resource.  This new cost and reserve information will then be used to determine the most economic mining schedule for Atlanta and set the stage for construction and gold production.

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

Key components of the process are underway: the preparation of a Memorandum of Understanding ("MOU") between the U.S. Forest Service and Atlanta U.S., an updated Plan of Operations, and a new Reclamation Plan.  The MOU serves to outline each party's responsibilities and lay out the procedures and timetable for the EIS process. The Plan of Operations is a preliminary description of the mining operation that is proposed by Atlanta U.S. and is used as the basis for public scoping and the development of the data required for the EIS.  Based on the Plan of Operations, a Reclamation Plan is prepared to outline the proposed methods and timing to reclaim the mining and processing areas after the project has ceased production.

Atlanta U.S. has maintained close ties with both state and federal regulatory authorities during the past several years and has been proactive in soliciting support.  Meetings have been held with the Idaho Governor's office, Idaho Department of Lands, the U.S. Senators from Idaho, and the Environmental Protection Agency. The Corporation believes that a partnership approach to the permitting process, where everyone participates, will allow it to proceed quickly and efficiently to final approval of the EIS.

Plan of Operations - 2003

In April 2003, a proposed Plan of Operations was submitted to the USDA Forest Service ("USFS"), Idaho City Ranger District, which outlined the mining plan for the Atlanta Gold Project.  As the lead Federal agency for

23.

the environmental permitting process, the USFS issued a Notice of Intent on July 10, requiring the preparation of an Environmental Impact Statement (EIS) for the project.  A Memorandum of Understanding (MOU) outlining the procedures and responsibilities of the USFS and Atlanta Gold for the preparation of the EIS was executed on July 10, 2003.

The EIS Process

In October 2003, Tetra Tech Maxim Technologies ("Maxim") was chosen as the third-party environmental contractor to prepare the EIS. Maxim has extensive experience in the preparation of mine related environmental studies and recently completed the EIS for the Astaris Dry Valley Mine (Phosphate) located in southeast Idaho. At the same time, Atlanta U.S. appointed Patrick J. Maley as Environmental Manager for the project as the Corporation's representative in this process of preparing the EIS.  Mr. Maley is highly qualified, having held similar positions with companies like Battle Mountain, Sante Fe Pacific Gold Corporation and ASARCO.

Environmental data collection began in mid-October with field crews active on the mine site working through the fall and winter.  Surface water, ground water, cultural resources, soils, fisheries, wildlife, and air quality, are all being studied to evaluate the potential impacts of the project.   New information is being collected to up-date and supplement the extensive, existing baseline data that is available from a Draft EIS that was prepared in the late l980s on the project.

Once the Final EIS has been completed, a Record of Decision (ROD) is issued by the USFS, which is the final step in the federal permitting process.  State and local permits are being developed in parallel with the EIS process.  Completion of the permitting process is anticipated to occur during the fourth quarter 2004 or first quarter 2005.

Atlanta U.S. believes that the EIS and permitting process is a partnership between the company, the federal, state and local agencies, and the public.  Effective participation in the process is encouraged and critical to our success.

Metallurgical Drilling and Testing - 2003

Results from the metallurgical fall 2002 core-drilling program were received in January 2003 and approximately 2.9 tonnes of core samples were shipped to Kappes Cassiday and Associates of Reno, Nevada for column leach testing.  Fourteen column tests were run on four composite samples taken from the Monarch and Idaho ore bodies.  The composites were tested at two crush sizes, 12.7 mm and 9.5 mm (0.5 inch and 0.375 inch) and were leached for 121 days.  All columns were agglomerated with cement and lime, which provides both pH control and enhanced porosity in the heap to maximize gold extraction.

Gold extraction increased significantly as a result of the finer crush size and longer leach time when compared to past testing that used coarser crush sizes of 38.1 mm to 50.8 mm (1.50 to 2 inches) and a 60 day leach cycle.  In fact, gold extraction from the column tests for the bulk of the ore body exceeds 70%.  An overall average of 54% silver extraction was achieved in the column testing.

Atlanta Project - Final Column Leach Results

Sample	Crush Size	Calculated Head Grade Gold	Gold Extraction
Monarch Pit High Extraction*	0.5 inch (12.7 mm)	0.089 oz/ton (3.04 g/tonne)	77%
Monarch Pit High Extraction	0.375 inch (9.5 mm)	0.076 oz/ton (2.60 g/tonne)	75%
Monarch Pit Moderate Extraction	0.5 inch (12.7 mm)	0.102 oz/ton (3.49 g/tonne)	70%
Monarch Pit Moderate Extraction	0.375 inch (9.5 mm)	0.110 oz/ton (3.76 g/tonne)	72%

*High extraction means a high recovery of gold when cyanide is applied to the heap.

Full Feasibility Study

24.

Behre Dolbear will act as the manager of the final feasibility study and is also responsible for the calculation of a new mineral resource, the mineable reserve, and the mine operating plan.  It is anticipated that the final feasibility study will be completed by May 2004. The Atlanta deposits are to be developed as a conventional open pit, heap leach operation. The current measured mineral resource calculated as part of a l998 Behre Dolbear Scoping Study, based upon a cut-off grade of 0.68 grams per tonne (0.02 ounce per ton), is 18,042,000 metric tonnes grading 1.9 grams gold per tonne (1,083,000 ounces contained gold) and 5.6 grams silver per tonne (3,248,000 ounces contained silver).

Improved gold recovery results from the Kappes Cassiday & Associates metallurgical testing program will be incorporated into the study and final capital and operating costs will be developed.  These up-dated economic parameters will then be used to calculate the new mineable reserve for Atlanta, which will form the economic basis of the feasibility study.

Once the final feasibility study is complete and the EIS process is well underway by mid-2004, project financing will be sought to maintain our targeted start of construction by the second quarter of 2005.

The Atlanta Gold Project Team

To ensure the Atlanta Gold Mine is being built in an efficient, timely and cost effective manner, Doug Glaspey, Project Manager for Atlanta U.S. is assisted by Lance D. Bacon, registered professional geologist and by Pat Maley, Environmental Manager. Behre Dolbear will supervise the Full Feasibility Study and will be responsible for establishing mine reserves, mining schedule and the economic mine model.

Other highly qualified project partners and their areas of responsibility are as follows:

ACZ Laboratories, Inc. - chemical analysis of environmental samples

Air Sciences Inc. - air quality

Baird Hanson Williams LLP - legal counsel for NEPA, NPDES and wetlands issues

Haz-Tech Drilling Inc. - drill geotechnical holes

Kappes Cassiday & Associates - metallurgical testing

Knight Piesold Consulting - geotechnical design of leach pads, rock dumps, process ponds and water balance

Layne Christensen Company - drill groundwater monitoring wells and piezometers

Lyntek Inc. - Feasibility Study, process plant and ancillary facilities

Parsons Behle and Latimer - legal counsel for air quality issues

25.

RTR Resource Management Inc. (formerly Earthworks Technology) - NPDES and transportation management plan.

Steffen Robertson & Kirsten (U.S.), Inc  - geochemistry, hydrogeology, surface & groundwater, reclamation/closure plan

Tetra Tech Maxim Technologies, Inc. - Third Party EIS Contractor.  EIS scoping and preparation; fisheries, wildlife, cultural resources, vegetation, soils, wetlands socio-economic impacts

According to the needs of the project, people and/or companies may vary.

Abitibi Gold Property, Eastern Quebec

In view of the positive market developments for gold, the Corporation decided early in 2003 to build on its Atlanta Gold base and to expand its gold sector and develop a project pipeline. Atlanta Gold now approaches the completion of the full feasibility study and is expected to be a producer by the end of 2005. Considering the lead times from exploration to production, the Corporation decided, for its next gold project, to acquire strategically located gold properties in historically productive gold districts in North America.

Location and Access

After examining data on numerous individual opportunities, it became apparent that history has demonstrated the Abitibi volcanic belt to be characterized by one of the highest probabilities for discovering new or adding to known gold resources. The Province of Quebec is also the top ranked North American jurisdiction for mining investment according to the Fraser Institute, both with respect to policy and mineral potential.

The Abitibi gold belt is the source of approximately 5,000 (150 million ounces) of the 8,000 tonnes of gold which have been extracted from the Superior Province of the Canadian Shield. Quebec's portion of the belt continues to yield many new discoveries and annual production exceeds one million ounces, of which a large portion is from the Doyon-Bousquet-LaRonde Mining Camp.

Breakwater Option Granted in 2003

In late August 2003, Breakwater Resources Ltd. ("Breakwater") granted the Corporation an option to purchase up to an 80% interest in the 6 properties along Quebec's Cadillac-Malartic portion of the Abitibi gold belt. The 6 properties, totaling 2,721 hectares, are known as Normar, Malartic "H", Malartic "H" Annex, Mouskor, Joannes North and Joannes West. Under terms of the option agreement, the Corporation is required to spend $150,000 before September 2004 and make a payment of $25,000 on that date to renew the option. Aggregate expenditures of $3.5 million and payments totaling $125,000 will be required to maintain the option through September 2008 and to earn an initial 60% interest. The Corporation can then purchase a further 10% interest for $100,000 and following completion of a feasibility study, the Corporation can purchase an additional 10% interest by paying $500,000. There is a provision to buy Breakwater out of the project for $1,500,000 if it decides not to participate in the development of the properties.

Following a comprehensive review of Breakwater's information on the optioned properties, an exploration program was established to focus on Normar, Malartic "H", Malartic "H" Annex and the Mouskor claims.

Regional Geology

Normar was selected as having a high potential for discovery of a gold resource because it straddles the prolific Cadillac Break which most recently has yielded Agnico Eagle's impressive Lapa gold deposit about 20 km to the east. Past drilling had confirmed the existence of the Decoeur and Paquin gold deposits for which Breakwater reports cited a combined "drill-indicated mineral inventory" of 60,000 tonnes at 6.6 g of gold per tonne. This grade is better than the 5.3 g Au/t reserve grade at Cambior's Doyon mine some 8 km to the northeast.

26.

The Malartic "H" property is situated on the northern limb of the Malartic Syncline which hosts within 2.5 km of the property boundary the Black Cliff, Marban, Malartic Hygrade, Norlartic and Camflo gold mines. Production from these mines has exceeded 2 million ounces. Up to six gold-bearing zones are associated with the Norbenite/Norlartic shear where it crosses the south portion of the Malartic "H" claims. The shear zone continues on to the south where it has yielded significant gold production.  Portions of the Malartic "H" zones, from one of the deeper holes reported in Breakwater files, assayed 5.33 g Au/t over 1.05 m, 5.54 g Au/t over 1.76 m, 7.93 g Au/t over 2.25 m, 42.7 g Au/t over 0.9 m and 3.86 g Au/t over 2.89 m.

On the Malartic "H" Annex claims gold has been known to be associated with pyrite where a prominent shear zone cuts basaltic volcanics ("Discovery Zone"). Over 2 million ounces of gold have been produced from the Siscoe and Sullivan mines, which are located on the same shear zone.  This is the only property for which Breakwater files revealed that additional geophysical coverage might result in definition of new drill targets. Thus, it was decided to conduct induced polarization and magnetometer surveys to focus drilling on unexplored parts of the shear zone with the highest gold potential. Grab samples from a trench on the "Discovery Zone" were reported in Breakwater files to have returned gold values of more than 1,800 g Au/tonne.  A drill hole (M-3, 1936) under this mineralization encountered sections which assayed 94 g Au/t over 0.35 m, 31 g Au/t over 0.34 m and 21 g Au/t over 0.65 m.

The Mouskor property is considered to be located on the same favorable horizon, which to the east contains the Doyon, Bousquet #1, Bousquet #2 and Dumagami Mines. More than 5 million ounces of gold already have been produced from the Doyon and Bousquet #1 mines.

Exploration Program and Results - 2003

With the high prospectivity of the area, the Corporation set its objectives to make a significant gold discovery. Forage Benoit/Benoit Diamond Drilling Limited commenced drilling in September 2003. Six (6) drill rigs (BQ, 36.5 mm core diameter) were deployed on the four properties. 61 holes were drilled totaling over 22,000 meters.

On the Mouskor property, 10 holes, totaling 2,191 meters were drilled; on the Malartic "H" and Malartic "H" Annex properties, 20 holes, totaling 9,392 meters were drilled. The described gold zones were tested at depth, as were several geophysical targets. Overall continuity was confirmed while grade and thickness did not change.

On the Normar Property, 31 holes, totaling 11,008 meters, were drilled resulting in two gold discoveries. Although thickness did not change previously interpreted mineralization continuity at Decoeur and Paquin was consistent with previous results. To complement the investigation of the known gold occurrences, profiles were drilled across other areas of favorable geology on the property. One gold discovery was made with three "profile" holes. Two were drilled into a package of intrusive highly altered tonalite intersected gold values which showed a more than eightfold increase in the lower 40 meters from hole # TMN-03-07 to hole # TMN-03-08 approximately 130 meters vertically below. The third hole, TMN-03-31, collared 400 meters to the west, encountered 148.7 meters of tonalite and produced a 1.5 m intersection of 5.67 g/t Au (3.82 g/t Au pulp check assay). The discovery zone has an indicated width of approximately 100 meters, a strike length of more than 500 meters and an apparent steep northerly dip.  A review of the geological and assay results by Roscoe Postle Associates Inc. ("RPA") concluded that this newly discovered mineralized area has potential for an economic concentration of gold.

Another "profile" hole to the north of the Paquin East zone, TMN03-19, returned an uncut assay of 44.7 g/t Au from a 0.6 m interval within a 12.5 m intersection containing numerous blue to smokey quartz injection veinlets and veins, sericitic alteration and silicification, arsenopyrite (locally > 5%), pyrrhotite and pyrite. Most sulphides are fine grained and mainly in altered dark siltstone at the margin of the quartz veins. This intersection is more sulphide-rich and stratigraphically separated by at least 150 m from Paquin East.

New claim staking

Because of occurrence of the gold discovery in tonalite within a few hundred meters of the north boundary of the Normar property, 68 claims (1, 083 hectares) were staked in late December to protect the depth and strike extension potential. These claims bridge a gap between Normar and Cambior's Doyon mine property to the east. Further testing is planned for 2004 to assess the extent of these high-grade discoveries.

27.

Indonesian Properties

On February 18, 1997 and May 16, 1997, the Corporation, through its wholly-owned subsidiary, Twin Gold Layuh Mining Corporation ("Twin Gold Layuh") entered into agreements (collectively the "Layuh Agreements") with two wholly-owned subsidiaries of PT Harita Jayaraya ("PT Harita"), an Indonesian company, to form a joint venture between Twin Gold Layuh and such subsidiaries to explore for gold and related minerals and, if successful, to mine in an area covering 86,880 hectares (the "Layuh Property") in the Layuh area of South Kalimantan, Indonesia.  The joint venture will be formed provided that an application is granted for a Seventh Generation Draft C.O.W. ("Contract of Work"). In 2003, a fifth extension for the Approval in Principle was granted. The request was made to the Directorate General of Geology and Mineral Resources who passed it on for further processing to the South Kalimantan Governor. Twin Gold Layuh, will have an 85 per cent interest in the joint venture and will be the operator and technical advisor to the joint venture and PT Harita, through its subsidiaries, will have a 15 per cent carried interest in the joint venture.

The Layuh Property is currently being maintained on a care and maintenance basis. It's in the early stages of exploration with very positive early indicators for significant gold-copper potential. In 2003, the Corporation executed a confidentiality agreement with a major explorer in the region with the objective to form a joint venture to develop the Layuh Property.

Method of Operation

The Corporation has been an exploration stage mineral resource company since inception and has undertaken gold exploration and mine development activities since 1994. Between July 1999 and December 2001, the Corporation focused on diamond exploration in Canada. In 2002, the Corporation reactivated development activities on its Atlanta Gold Property and continued to direct its efforts towards diamond exploration on its Jackson Inlet Diamond Property. In 2003, after a sustained period of increases in the price of gold, the Corporation acquired rights to a block of gold claims in the Abitibi gold belt in Eastern Quebec ("Abitibi"), advanced its Atlanta Gold Project towards production by an anticipated date of late 2005, and staked additional claims at Jackson Inlet.

In 1999, the Torngat Property was staked and exploration commenced. By the end of 1999, the Ministère des Ressources naturelles du Quebec had granted the Corporation four contiguous Mine Exploration Permits for a period of five years that cover an area of 444 sq. km on the east coast of Ungava Bay in Northern Quebec. In 2000, a fifth permit was granted for five years covering 62.85 sq. km. Three of the five permits were renewed in 2003.

Commencing with the entering of its agreement with Helix in 2000, the Corporation began acquiring mining claims for its second diamond property, Jackson Inlet, located on the Brodeur Peninsula of Baffin Island. By the end of the 2003, the Corporation owned a 100% interest in 532 mineral claims totaling 5,086 sq. km (1,256,781 acres) within the region.

The Corporation's goal has always been to continue the development of its gold assets, particularly the advanced Atlanta Gold Property ("Atlanta") in Idaho, with a view to concluding a bankable feasibility study at the earliest possibility, upon a sustained improvement in gold prices. As the price of gold consistently exceeded US$300 per ounce in early May 2002, including reaching a then 5-year high of US$327 per ounce,  the Corporation reactivated Atlanta by carrying out an environmental audit of existing environmental baseline data in June 2002 and completing a 13-hole core drilling program totaling 1,264 metres (4,211 feet) in early December 2002. In December 2002, the Corporation increased its operating interest in Atlanta from 80% to 100%. In 2003, samples taken from the 2002 core-drilling program were assayed for gold and a column leach testing program was carried out. The results from the testing program will be incorporated into a feasibility study,

28.

expected to be completed by May 2004. The column leach testing program was completed in September and indicated a gold extraction rate in excess of 70%, which compares well with similar gold projects in North & South America. In July, the U.S. Department of Agriculture - Forest Service ("USFS"), the lead agency in the permitting process, issued a notice of intent (NOI) to initiate the EIS (Environmental Impact Statement) process. An independent contractor was selected in October to carry out the EIS, expected to be completed by the end of 2004. Mine construction is expected to commence in the second quarter of 2005 and gold is expected to be poured before the end of 2005.

The Corporation's Indonesia gold property, located on the Island of Kalimantan, Indonesia, remained on care and maintenance during the year.

In 2002, the Corporation completed two private offerings. The first offering was completed in December 2002 for gross proceeds of $3,255,000 by the issuance of 6,510,000 flow through common shares of the Corporation and warrants to purchase another 3,255,000 common shares of the Corporation at $1.00 per share. In the second offering, members of management of the Corporation paid $45,000 to subscribe for a total of 90,000 flow through common shares of the Corporation. Net proceeds from these private offerings totaled $2,939,192, net of share issue costs of $360,808, including $226,100 paid as agency fees to the agent of the first offering. The agent was also granted purchase warrants to acquire 586,000 common shares of the Corporation at $0.50 per share. All warrants expire within two years from date of grant. In 2003, four private offerings were completed for total proceeds of $2,938,063 by issuing 5,357,143 flow through shares, 4,379,167 common shares, and 2,116,667 common share purchase warrants, with each warrant exercisable at $0.50 per warrant. Total share issue costs for the 2003 offerings was only $128,601 because the 2003 offerings were non-brokered efforts initiated by the Corporation's management. In early 2004, the Corporation completed a private financing for total proceeds of $1,315,175, by issuing 4,288,667 common shares of the Corporation and 4,288,667 common share purchase warrants. Each warrant is exercisable at $0.40 per warrant in the first year, and $0.50 per warrant in the second year. The funds will be used to continue the above-noted project operations on Atlanta, Abitibi, and Jackson Inlet, and general-purpose operations in 2004. Although the Corporation has been successful in the past in obtaining similar financing, there's no assurance that the Corporation will be able to currently obtain adequate financing on a timely basis. Failure to obtain such additional financing could result in delay of further exploration and development of the Corporation's properties.

The results of operations of the Corporation reflect the overhead costs incurred during the acquisition, exploration and mine development stages, the costs necessary to keep the Corporation in good standing with various regulatory authorities and to provide the infrastructure to administer these acquisition, exploration, mine development and financing activities. Also reflected in the loss for the period is the write-off of deferred mineral costs of properties the Corporation has acquired, explored and ultimately abandoned. General and administrative costs can be expected to increase or decrease in relation to changes in the administrative activity required as exploration continues on Abitibi and Jackson Inlet and development activity proceeds on Atlanta. The objective at Atlanta is to have it in production by the end of 2005.

Segmented Information

Information regarding geographical segments in which the Corporation has operated is disclosed in note 7 to the annual consolidated financial statements in the 2003 annual report of the Corporation, which consolidated financial statements and notes thereto are incorporated herein by reference.

Mining Agreements

Certain of the interests of the Corporation in the mineral properties of the Corporation are held through various agreements which are described in note 3 to the consolidated financial statements of the Corporation as set out in the 2003 annual report of the Corporation, which consolidated financial statements and notes thereto are incorporated herein by reference.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Disclosure regarding management's discussion and analysis of financial condition and results of operations is set out in the 2003 annual report of the Corporation, which disclosure is incorporated herein by reference.

29.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The Company has operating lease commitments for head office space until January 2005, and office equipment until November 2004 as follows:

Year	Payments due
2004	$ 65,000
2005	$ 5,000

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and officers of the Corporation

Name and Position

Term of Office

Hermann  Derbuch, P.Eng.

Chairman, President &

Chief Executive Officer

Since December 3, 1996

Alfred Powis, O.C. *

Director

Since March 8, 1999

Robert Pendreigh *

Director

Since May 1, 1999

James K. Gray, O.C. *

Director

Since March 15, 2000

Gerard E. Munera

Director

Since January 26, 2001

Cedric E. Ritchie, O.C. *

Director

Since July 15, 2003

Domenico Bertucci, CA

Chief Financial Officer

Since February 18, 2000

F. Paul Collins,

Secretary

Since March 15, 2001

* Members of the Audit Committee of the Board of Directors of the Corporation

.

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

30.

James K. Gray, O.C., a director of the Corporation, has been engaged in the oil and natural gas exploration business in Western Canada for the past 45 years.  In 1973, Mr. Gray co-founded Canadian Hunter Exploration Ltd.  He's the former Chairman of Canadian Hunter Exploration Ltd., one of the larger natural gas producers in Canada. Mr. Gray is also a director of Canadian National Railways, EdperBrascan Corporation and Nova Scotia Power.  Mr. Gray was awarded an Honourary Doctor of Laws degree in 1991 by the University of Calgary, a Citation for Citizenship by the Government of Canada in 1992, the Fellowship of Honour by YMCA, Canada and was appointed as an Officer of the Order of Canada in 1995.

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

Cedric Ritchie, a director of the Corporation, brings extensive national and international experience in the finance business to the Corporation. He is the former chairman of Scotia Bank and present chairman of the Business Development Bank of Canada.

Domenico Bertucci, the Chief Financial Officer of the Corporation, formerly worked as an independent financial consultant and, prior thereto, was the Controller and Secretary Treasurer of Oxbridge Securities Inc. and articled with Laventhol & Horwath, Chartered Accountants. Mr. Bertucci received his chartered accountant designation in 1991 and joined the Corporation in July 1997 as accounting manager.

F. Paul Collins, the Secretary of the Corporation, has been a partner with the law firm of Lang Michener LLP since 1991, practicing in the areas of corporate finance, mergers and acquisitions and securities law.

Directors of the Corporation are elected at each annual meeting of shareholders of the Corporation and hold office until the close of the first annual meeting of shareholders of the Corporation, occurring following their election unless their office is earlier vacated in accordance with the by-laws of the Corporation. Officers of the Corporation are appointed by the directors of the Corporation and serve as officers at the pleasure of the directors of the Corporation.

Family relationships among directors and executive officers

There are no family relationships between any director or executive officer of the Corporation and any other director or executive officer of the Corporation.

31.

Employees

As of December 31, 2003, the Corporation had five employees. Four employees reside in Canada and one employee resides in the United States.

Compensation

Disclosure regarding the compensation paid by the Corporation and its subsidiaries to the directors and officers of the Corporation is set out in the management information circular dated February 4, 2004 of the Corporation, which disclosure is incorporated herein by reference.  In 2003, the aggregate compensation paid by the Corporation and its subsidiaries to the directors and officers of the Corporation as a group for services in all capacities was $328,000.

Options and Warrants

Certain of the directors and officers and employees who are not directors or officers of the Corporation have been granted options to purchase common shares of the Corporation at various prices under the share option plan of the Corporation. As at March 18, 2004, the following options were outstanding under the share option plan of the Corporation:

Number of

Exercise

Held by

Options

Price

Expiration Date

Directors and Officers

450,000

$0.35

December 22, 2004

150,000

$0.49

February 4, 2005

1,000,000

$0.43

December 22, 2005

    150,000

$0.45

January 30, 2006

500,000

$0.52

June 1, 2006

450,000

$0.60

January 18, 2007

   250,000

$0.63

February 12, 2007

   200,000

$0.51

May 17, 2007

       50,000

$0.40

February 5, 2008

      200,000

$0.35

August 19, 2008

      100,000

$0.39

November 13, 2008

3,500,000

Employees & others who

             are not directors or officers

200,000

$0.35

December 22, 2004

300,000

$0.52

June 1, 2006

    150,000

$0.60

January 18, 2007

50,000

$0.51

May 17, 2007

    100,000

$0.45

January 17, 2008

    50,000

$0.40

January 29, 2008

    100,000

$0.35

August 21, 2008

     200,000

$0.39

November 13, 2008

1,150,000

             Total options outstanding

 4,650,000

Share Ownership of Directors and Officers

As of March 18, 2004, to the knowledge of the Corporation, the total amount of any class of the Corporation's voting securities owned by the officers and directors of the Corporation as a group is as follows:

32.

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Common shares	Officers and directors	14,865,738 (1)	14.8%

(1) Includes 5,921,667 common shares which the officers and directors as a group have the right to acquire beneficial ownership pursuant to the exercise of stock options and common share purchase warrants.

The following table discloses on an individual basis the number of shares owned and options granted to directors and senior management of the Corporation.

Name	Number of shares owned	Options granted	Exercise price	Expiry dates
Hermann Derbuch	951,268	1,850,000	$0.35 to $0.63	22-Dec-04 to 17-May-07
James K. Gray	3,316,906	400,000 (2)	$0.49 to $0.60	04-Feb-05 to 17-May-07
Gerard E. Munera	25,500	250,000	$0.45 to $0.52	30-Jan-06 to 01-Jun-06
Robert Pendreigh	210,000	250,000	$0.35 to $0.52	22-Dec-04 to 01-Jun-06
Alfred Powis	1,312,897	250,000	$0.35 to $0.52	22-Dec-04 to 01-Jun-06
Cedric E. Ritchie	2,891,500	150,000 (2)	$0.35	19-Aug-08
Domenico Bertucci	236,000	350,000	$0.35 to $0.60	01-Jun-06 to 13-Nov-08
F. Paul Collins	-	-	-	-

(2) Excludes common share purchase warrants granted to James K. Gray to purchase 1,119,167 common shares of the Corporation and to Cedric E. Ritchie to purchase 1,302,500 common shares of the Corporation. For each director, 952,500 warrants have an exercise price of $0.40 per common share, if purchased on or before February 26, 2005; or $0.50 per common share if purchased after February 26, 2005 and on or before February 26, 2006. The remaining warrants have an exercise price of $0.50 per common share and expire on 09-Nov-04.

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

Disclosure regarding the interest of management in certain transactions is set out in the management information circular dated February 4, 2004 of the Corporation, which disclosure is incorporated herein by reference.

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

33.

On June 30, 1999, a statement of claim was filed in the Supreme Court of British Columbia alleging that Stephen Walters, the former exploration manager in Indonesia of the Corporation, was constructively dismissed by the Corporation and seeking damages of approximately US$242,000.  On January 29, 2001, the claim was settled for US$175,000.

On March 14, 2000, following the Corporation's termination (in September, 1999) of a joint venture agreement, a statement of claim was filed in the Supreme Court of British Columbia by Indotan Inc. alleging that the Corporation and its predecessors had failed to comply with certain provisions of the letter agreement dated August 23, 1996 (the "Indotan Agreement") between Atlanta U.S., Voisey Bay Resources Inc. and Indotan regarding the acquisition and exploration of mining rights relating to certain mineral properties located in Kalimantan, Indonesia. In particular, Indotan alleged that the Corporation and its predecessors had not complied with certain provisions of the Indotan Agreement regarding the issue to Indotan of up to 3,500,000 common shares of the Corporation in relation to expenditures in respect of such mineral properties and regarding expenditures required to be made in respect of such mineral properties. In October 2001, the Indotan claim was settled by paying $7,800, issuing 300,000 common shares of the Corporation, and transferring the Corporation's interest in the Saran Properties, having a carrying value of $297,124, to Indotan.

ITEM 9.

OFFER AND LISTING DETAILS

The table below summarizes the high and low trading prices of the common shares of the Corporation on the Toronto Stock Exchange for (a) each of the five financial years; (b) each of the eight quarterly periods within the past two financial years of the Corporation; and (c) each of the most recent five months:

Period (In Canadian Dollars)
	High	Low
Financial year ended December 31, 1999	$0.72	$0.085
Financial year ended December 31, 2000	$1.20	$0.37
Financial year ended December 31, 2001	$0.66	$0.30
Quarter ended March 31, 2002	$0.82	$0.40
Quarter ended June 30, 2002	$0.59	$0.35
Quarter ended September 30,2002	$0.49	$0.30
Quarter ended December 31, 2002	$0.42	$0.315
Quarter ended March 31, 2003	$0.36	$0.27
Quarter ended June 30, 2003	$0.33	$0.22
Quarter ended September 30, 2003	$0.47	$0.27
Month ended October 31, 2003	$0.39	$0.33
Month ended Novmber 30, 2003	$0.49	$0.33
Month ended December 31, 2003	$0.425	$0.365
Month ended January 31, 2004	$0.395	$0.315
Month ended February 29, 2004	$0.345	$0.30

As at February 5, 2004 there were 8,940,424 common shares (9.49% of the outstanding common shares) of the Corporation held of record by 145 persons residing in the United States.

There is no United States market in which any securities of the Corporation are traded. The common shares of the Corporation are traded on the Toronto Stock Exchange under the trading symbol "TWG" and on the Berlin/Frankfurt Over-the Counter Exchange under the symbol "#878 341, EDV Kurzel ATG".

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital (See Consolidated Statement of  Shareholders' Equity in ITEM 19(a))

B.

Articles of Continuance and By-laws

The Corporation was incorporated under the laws of the Province of British Columbia on March 6, 1995 as Atlanta Gold Corporation.  On April 3, 1997, Atlanta Gold Corporation acquired Voisey Bay Resources Inc.

34.

 pursuant to an amalgamation by way of an arrangement and changed its name to Twin Gold Corporation.  By Certificate and Articles of Continuance dated March 15, 2000, the Corporation was continued under the laws of the Province of Ontario as Twin Mining Corporation.  The Corporation's Articles of Continuance do not contain any limitations on the objects or purposes of the Corporation.

Matters in Which a Director or Officer is Interested

The Corporation's by-laws and the Business Corporations Act (Ontario) (the "Act") provide that each director or officer of the Corporation who is a party to or who is a director or officer of or who otherwise has a material interest in any entity which is a party to, any existing or proposed material contract or transaction with the Corporation, must disclose in writing or request to have entered in the minutes of a directors' meeting, the nature and extent of such interest.  The declaration of interest must be made at the meeting of the Corporation's Board of Directors at which the question of entering into the proposed contract or transaction is first taken into consideration, or if the interested director did not then have an interest in the contract or transaction, at the first meeting of the Board of Directors occurring after the director acquired an interest.  An officer who is not a director must declare his or her interest forthwith after the officer becomes aware that the contract or transaction is to be considered or has been considered by the Board of Directors.  The Corporation's by-laws provide that a director interested in a contract or transaction shall not vote on any motion to approve any such contract or transaction, except as otherwise permitted by the Act.  The Act permits a director to vote on resolutions in respect of arrangements by way of security for money lent to or obligations undertaken for the benefit of the Corporation, in respect of matters relating primarily to his or her remuneration as a director, officer, employee or agent of the Corporation and in respect of matters relating to indemnity and insurance.

Borrowing Powers

Pursuant to the Corporation's by-laws, the Board of Directors may from time to time, without the authorization of the shareholders of the Corporation:

(i)

borrow money upon the credit of the Corporation;

(ii)

issue, reissue, sell or pledge debt obligations of the Corporation;

(iii)

subject to the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(iv)

mortgage, hypothecate, pledge or otherwise create a security interest in all or any present or future property of the Corporation to secure an obligation of the Corporation.

The Board of Directors may by resolution delegate any or all of the above-noted powers to a director, a committee of directors or to an officer of the Corporation.

Directors' Retirement and Share Ownership

The Corporation's articles and by-laws do not require directors to retire at a fixed age and do not require a director to hold qualifying shares of the Corporation.  Unless otherwise stated, the term of office for each director expires at the close of the next annual meeting of shareholders following such director's election or when such director's successor is elected unless prior to such annual meeting, such director retires or is removed from office or otherwise ceases to be qualified to be a director, in each case in accordance with the Act.

Rights and Preferences of Shares

The authorized share capital of the Corporation consists of an unlimited number of common shares, an unlimited number of first preference shares ("First Preference Shares") issuable in series and an unlimited number of second preference shares ("Second Preference Shares") issuable in series.  As of February 29, 2004,

35.

 the Corporation had 94,209,321 common shares, no First Preference Shares and no Second Preference Shares issued and outstanding.  Each common share of the Corporation entitles the holder to one vote at all meetings of shareholders of the Corporation, other than meetings at which only holders of another class or series of shares are entitled to vote.  Subject to the prior rights and privileges attaching to the First Preference Shares and the Second Preference Shares and the shares of any other class ranking senior to the common shares, holders of common shares are entitled to receive dividends in such amounts as and when declared by the Board of Directors.  In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the property and assets of the Corporation for the purpose of winding-up the affairs of the Corporation and subject to the prior rights of holders of First Preference Shares, Second Preference Shares and shares of any class ranking senior to the common shares, holders of common shares are entitled to receive the remaining property and assets of the Corporation.

The First Preference Shares and the Second Preference Shares are each issuable in one or more series.  The Board of Directors is entitled to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares and the Second Preference Shares of each series, including voting and dividend rights.  With regard to payment of dividends and the distribution of property and assets in the event of the liquidation, dissolution or winding-up of the Corporation, the First Preference Shares rank in priority to the Second Preference Shares and the First Preference Shares and Second Preference Shares rank in priority to the common shares and any other shares of the Corporation ranking junior to the First Preference Shares or Second Preference Shares.  The First Preference Shares and Second Preference Shares of each series may also be given such other preferences over any other shares ranking junior to them as may be determined.  Each series of First Preference Shares will rank on a parity with every other series of First Preference Shares and each series of Second Preference Shares will rank on a parity with every other series of Second Preference Shares, in each case with respect to payment of dividends and priority in the return of capital in the event of the liquidation, dissolution or winding-up of the Corporation.

The First Preference Shares and Second Preference Shares are non-voting, except as otherwise required by the Act and except as may be designated by the Board of Directors with respect to any series of such shares.

Amendment of Share Capital

Pursuant to the Act, the creation of a new class of shares, the addition, change or removal of any rights, privileges or restrictions in respect of all or any of the Corporation's shares and the change of the Corporation's shares into a different number of shares, among other things, require the approval of a majority of not less than two-thirds of the votes cast by shareholders who vote in respect of the matter, and in certain circumstances, with each class or series of shares entitled to vote separately.  The Board of Directors is authorized (without shareholder approval) to designate one or more series of First Preference Shares and Second Preference Shares and to fix the rights, privileges, conditions and restrictions attaching to each such series.

Shareholders' Meetings

The Act requires that an annual meeting of the Corporation's shareholders be held not later than 15 months after the preceding annual meeting, at a time and place determined by the Board of Directors of the Corporation.  The Board of Directors may at any time call a special meeting of the shareholders.  At least 21 days' notice and not more than 50 days' notice of every shareholders meeting, specifying the time, place and purpose for holding such meeting and, when special business is to be considered, specifying the nature of the special business to be transacted, must be given to the Corporation's shareholders entitled to vote at the meeting, to each director and to the auditor of the Corporation.  Those persons entitled to notice of the shareholders' meeting, those entitled to vote at the meeting and such other persons as may be required by the Act, are entitled to be present at the meeting.  Any other person may be admitted to the shareholders' meeting only on the invitation of the chairman of the meeting or with the consent of the meeting.

36.

Shareholder Ownership Disclosure

The Corporation's articles and by-laws do not contain a provision governing the ownership threshold at which a shareholder's ownership must be disclosed.  Under the securities laws of the Province of Ontario, a person or company who acquires beneficial ownership of, or the power to exercise control or direction over, 10% or more of the outstanding common shares of the Corporation, is required to forthwith issue and file a news release and within 2 business days after such acquisition, file a report, in each case containing prescribed information.  Thereafter, such person or company must issue a further news release and file a further report for each additional 2% increase in its shareholdings.

Investment Canada Act

Except as provided in the Investment Canada Act (the "Investment Act"), there are no limitations under the laws of Canada, the Province of Ontario or in the articles or bylaws of the Corporation, on the right of non- Canadians to hold or vote the Corporation's common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government (or agency thereof), corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Corporation's common shares by a non-Canadian (other than a "WTO Investor" or a "NAFTA Investor" as defined in the Investment Act) would be reviewable under the Investment Act if it was an investment to acquire control of the Corporation and the value of the assets of the Corporation was $5 million or more. A non-Canadian (other than a WTO Investor or NAFTA Investor) would be deemed to acquire control of the Corporation for the purposes of the Investment Act if he acquired a majority of the common shares outstanding (or less than a majority but controlled the Corporation in fact through the ownership of one-third or more of the common shares outstanding) unless it could be established that, on the acquisition, the Corporation was not controlled in fact by the acquisition through the ownership of such shares. Certain transactions in relation to the Corporation's common shares would be exempt from review under the Investment Act, including, among others, the following:

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

The Investment Act provides for special review thresholds for WTO Investors and NAFTA Investors, who are essentially a natural or permanent resident of a World Trade Organization ("WTO") or North American Free Trade Agreement ("NAFTA") member, or an entity controlled by such persons. The United States is a member of the WTO and NAFTA. Under the Investment Act, as amended, an investment in the Corporation's common shares by a WTO Investor or a NAFTA Investor would be reviewable only if it was an investment to acquire control of the Corporation and the value of the assets of the Corporation was equal to or greater than a specified amount (the "Review Threshold"), which increases in stages. The Review Threshold is currently  $237 million , and is adjusted annually (calculated as prescribed in the Investment Act).

The provisions of the Investment Act may have an anti-takeover effect as they may operate to prevent  non-Canadian persons from directly or indirectly acquiring control of the Corporation.

37.

Shareholders Rights Plan

In November 2000, the Board of Directors of the Corporation adopted a Shareholder Rights Plan (the "Plan"), the terms of which are set forth in the Shareholder Rights Plan Agreement dated as of November 17, 2000 between the Corporation and Equity Transfer Services Inc. As amended by agreement dated January 26, 2001, the Plan was ratified by shareholders at a meeting held on March 15, 2001 and the Plan will be in effect until the 2011 annual meeting.

Under the Plan, a right to purchase one of the Corporation's common shares (a "Right") was issued for each outstanding common share as of November 17, 2000. In addition, a Right will be issued for each share issued subsequent to November 17, 2000 and prior to the separation date of the Rights. The rights are initially not separate from the Corporation's common shares nor are they represented by separate certificates. However, upon a person acquiring ownership of 20% or more of the Corporation's common shares (other than by means of complying with the Plan's Permitted Bid provisions or with approval of the Board of Directors of the Corporation), a holder of a Right (other than the acquiror of 20% or more of the Corporation's common shares) becomes entitled to exercise the Right and to purchase the number of common shares as determined under the Plan at a 50% discount to the then prevailing market price per share.

Under the Plan, a Permitted Bid is, among other things, a bid made to all shareholders for all common shares that is open for at least 60 days and which must be accepted by holders of at least 50% of the Corporation's outstanding common shares, excluding shares held by the offeror and certain related parties. If at the end of 60 days, at least 50% of the outstanding shares, other than those owned by the offeror and certain related parties, have been tendered, the offeror may take up and pay for the shares, but must extend the bid for a further 10 days to allow other shareholders to tender. The Rights may, in certain circumstances, be redeemed by the Corporation at a price of $0.00001 per Right.

C.

Material Contracts

On July 22, 1997, the Corporation and Canadian American Mining Company, LLC ("CAMC") (formerly Quest International Resources Corporation) ("Quest"), entered into a joint venture agreement (the "Quest Agreement") whereby the Corporation was initially appointed as the operator of Atlanta with an 80% interest, with Quest holding the remaining 20% participating interest. Quest subsequently advised the Corporation that it had elected under the Quest Agreement not to participate in its contractual share of further property costs incurred after 1997. In December 2002, CAMC transferred its 20% participating interest in the joint venture to the Corporation. CAMC retains the 2% Net Smelter Return royalty on Atlanta, as per the Quest Agreement.

In August 2003, the Corporation signed a letter agreement with Breakwater Resources Ltd. ("Breakwater"), whereby Breakwater granted the Company the exclusive right and option to earn up to a 100% interest in six gold properties, totaling 91 mining claims and covering 28.49 sq. km, located along a 65km stretch of the Abitibi gold belt in eastern Quebec.  The Corporation can earn a 60% interest by paying Breakwater $125,000 in rental and option payments ("Payments") and by incurring $3,500,000 in expenditures as follows:

On or before

Payments

Expenditures to be incurred

Signing

Nil

Nil

01-Sep-04

$  25,000

$    150,000

01-Sep-05

$  25,000

$    350,000

01-Sep-06

$  25,000

$    600,000

01-Sep-07

$  25,000

$ 1,000,000

01-Sep-08

$  25,000

$ 1,400,000

38.

Expenditures exceeding minimum annual requirements incurred may be carried forward to following years and credited against future expenditure minimums. The Corporation can acquire an additional 10% interest by making a $100,000 cash payment to Breakwater. Within six months after the preparation of an independent positive feasibility study, the Corporation may acquire a further 10% interest in the property by making a $500,000 cash payment to Breakwater. Upon formation of a joint venture, expenditures will be shared between the Corporation and Breakwater in accordance with their respective ownership interest. If Breakwater's interest in the joint venture is reduced to, or below, a 10% interest, then Breakwater's interest in the joint venture will be deemed to be converted to a 1.5% net smelter return (NSR) royalty. The Corporation may purchase the 1.5% NSR royalty at any time for a cash payment of $1,500,000 to Breakwater (See Exhibit 5.1).

D.

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

E.

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

39.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to dividends paid with respect to common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. The foreign tax credit is elective, and if the U.S. Holder elects to take the credit, no deduction for foreign taxes paid is available. Generally, the U.S. Holder accounts for the foreign tax credit in a manner consistent with the U.S. Holder's method of accounting. However, the U.S. Holder may be able to claim a foreign tax credit in the year that the foreign taxes accrue even if the U.S. Holder uses the cash method of accounting. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. The availability of the foreign tax credit and the application on the limitations on the credit are fact specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

40.

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

41.

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

42.

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

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to tax under the Act on any capital gain thereby realized unless the common share constituted "taxable Canadian property" at the time of disposition as defined in the Act.  Generally, a common share of a corporation listed on a prescribed stock exchange (the Toronto Stock Exchange is a prescribed stock exchange) will not constitute taxable Canadian property of a Holder unless, at any time within the 60 months preceding the disposition, the Holder or persons with whom the Holder did not deal at arm's length or the Holder together with such persons owned or had an interest in or an option to acquire 25% or more of the shares of any class of the capital stock of the Corporation.

A Holder who is a resident of the United States and realizes a capital gain on disposition of a common share that is taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or from an interest in,

43.

 Canadian real property, including Canadian mineral resource properties, or (b) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition and was a resident of Canada for a total of 120 months during the 20 consecutive years preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one-half of the capital gain realized ("taxable capital gain") in computing his taxable income earned in Canada.  The Holder may, subject to the detailed rules in the Act, deduct one-half of any capital loss arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition upon the disposition of other taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

F.

Dividends

Not applicable.

G.

Documents on Display

All material contracts listed herein may be inspected between the hours of 9:00 a.m. and 5:00 p.m. at the head office of the Corporation located at 1250 - 155 University Avenue, Toronto, Ontario, L4W 3T6. The Financial Statements of the Corporation are also available on the SEDAR website at www.sedar.com.

ITEM 11.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Gold Call Options

In 1999, the Corporation entered into gold call option transactions. Call options for 15,000 ounces of gold, exercisable at US$290 per ounce and maturing in June 2001, were sold for US$243,000. Call options for 20,000 ounces of gold, exercisable at US$320 per ounce and maturing in June 2001, were purchased for US$128,000. The Corporation received cash proceeds of US$106,250 (net of commission of US$8,750) In 2001, the gold call options contracts expired and the gold call option liability of US$35,000 was recorded as income (2000 - US$51,000; 1999 - US$20,250) and $10,000 (US$6,500) was paid as interest expense for the balance outstanding since 1999.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 10. B.

Articles of Continuance and By-laws

ITEM 15.

CONTROLS AND PROCEDURES

The directors of the Corporation are elected annually and hold office until the next annual meeting of the shareholders of the Corporation or until their successors in office are duly elected or appointed. The Corporation does not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board.

44.

The Corporation's Board of Directors has only one committee, the Audit Committee, which is composed entirely of independent directors, being Cedric Ritchie, Robert Pendreigh, Alfred Powis and James Gray. The Audit Committee has the responsibility of reviewing with the Corporation's external auditor all financial statements to be submitted to an annual meeting of the shareholders of the Corporation, prior to their consideration by the Board of Directors. The members of the Audit Committee do not receive any separate remuneration for acting as members of the committee. (Please see "Statement of Corporate Governance Practices" in the Management Information Circular dated February 4, 2004 indexed herein as ITEM 19(b)).

As of the end of the period covered by this report, the Corporation's management (with the participation of its Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of the Corporation's disclosure controls and procedures. Based on this evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Corporation in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

ITEM 16.

A.

Audit Committee Financial Experts

Mr. Powis and Mr. Richie have been determined by the board of directors to be the Audit Committee's financial experts.

B.

Code of Ethics

During the year, the Corporation adopted a Code of Conduct, including an Insider Trading Policy, applicable to all directors, officers, senior management and employees of the Corporation. The text of the Code of Conduct is available on our website, www.twinmining.com. A copy of the Code of Conduct is indexed as Exhibit 5.2.

C.

Principal Accountant Fees and Services

The Corporation's external auditors, PricewaterhouseCoopers LLP, billed the Corporation CD$27,500 for professional services rendered in connection with the 2003 financial year-end audit and $25,000 in connection with the 2002 financial year-end audit. There were no other fees incurred by PricewaterhouseCoopers LLP during this period.

During 2003, the Corporation adopted a formal charter for its Audit Committee. Among other things, the Committee's role is to recommend to the board of directors the choice of auditor to be nominated for appointment by the Corporation's shareholders. The Committee has the authority to approve all audit engagement terms and fees. The Committee must pre-approve all non-audit and assurance services to be provided by the auditor. The auditor is required to breport directly to the Audit Committee. On January 7, 2004, there was a meeting of the Audit Committee with the auditors present to discuss and, ultimately, approve the audit plan for the 2003 fiscal year-end.

Part III

ITEM 17.

FINANCIAL STATEMENTS

Indexed herein at ITEM 19.

45.

ITEM 19.

FINANCIAL STATEMENTS AND EXHIBITS

a)	Index to Financial Statements
The Management Discussion and Analysis of the Corporation is included in the 2003 Annual Report of the Corporation incorporated herein by reference.
Management's report on the consolidated financial statements.
Independent auditors' report to the shareholders.
Consolidated balance sheets as at December 31, 2003 and December 31, 2002.
Consolidated statements of loss for the years ended December 31, 2003, December 31, 2002 and December 31, 2001.
Consolidated statements of cash flow for the years ended December 31, 2003, December 31, 2002 and December 31, 2001.
Consolidated statements of mineral properties for the years ended December 31, 2003, December 31, 2002 and December 31, 2001.
Consolidated statement of shareholders' equity for the years ended December 31, 2003, December 31, 2002 and December 31, 2001.
Notes to the consolidated financial statements.
U.S. GAAP reconciliation Schedule appended to notes and auditors' report
b)	Index to Exhibits
Documents Incorporated by Reference
The 2003 Annual Report of the Corporation.
Item 4, Segmented Information, Note. 7 to the consolidated financial statements of the 2002 Annual Report of the Corporation
Item 5, Management's Discussion and Analysis of Financial Condition and Results of Operations, included in the 2003 Annual Report of the Corporation
Item 19(a), Index to Financial Statements, included in the 2003 Annual Report of the Corporation
Management information circular dated February 4, 2004 of the Corporation
Item 6, Directors, Senior Management and Employees, "Executive Compensation" is set in the management information circular.
Item 7, Related Party Transactions, "Interest of Management and Others in Material Transactions" set out in the management information circular.

46.

Exhibit Number	Description	# of Pages
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
2.25#

Claim Purchase, Gross Royalty and Net Profit Interest ("NPI") Agreements with Helix Resources Inc., signed on December 15, 2000, to exercised its option to acquire 100% of three mineral claims from Helix (Freightrain, tag # F65593; Slot, tag # F45691; and 38S, tag # F45683) totaling 7,128.5 acres (28.85 square kilometres). Claim 38S (2,480 acres) was allowed to lapse.

2.26#	16 mineral claim permits transferred and 49 mineral claim permits granted to the Corporation by the Department of Indian and Northern Affairs Canada ("INAC") covering an additional 136,854.85 acres.
2.27#	Shareholder Rights Plan Agreement dated as of November 17, 2000 between the Corporation and Equity Transfer Services Inc. ("Equity Transfer")
2.28#	Amending Agreement to the Shareholders Rights Plan dated as of January 26, 2001 between the Corporation and Equity Transfer.

47.

2.29#	Agency Agreement dated May 5, 2000 between the Corporation, Dundee Securities Corporation and National Bank Financial Inc.
2.30#	The form of subscription and renunciation agreement entered into on May 17 and 18, 2000 between the Corporation and subscribers for flow-through common shares of the Corporation.
2.31#

The form of subscription and renunciation agreement entered into on May 17 and 18, 2000 between the Corporation and agents appointed by the subscribers for flow-through common shares of the Corporation.

2.32##	Second Amendment dated January 19, 2001 of the mining lease and option to purchase agreement dated March 4, 1998 regarding the Atlanta Gold Property (the "Hollenbeck lease").
2.33## 2.34##

Second Amendment dated April 30, 2001 of the mining lease and option to purchase agreement dated on April 19, 1998 regarding the Atlanta Gold Property (the "Gardner lease").

First Amendment dated November 30, 2001 to the of the mining lease and option to purchase agreement expiring on, and extended annually after, December 30, 1996 regarding the Atlanta Gold Property (the "Hill & Davis lease").

2.35##

The fourth and fifth diamond mine exploration permit (see 2.23 and 2.13 above) are not renewed by the Corporation, as confirmed by the Ministry of Natural Resources (Quebec) covering 111.7 square kilometres and 62.85 square kilometres, respectively.

2.36##	32 mineral claim permits granted to the Corporation on April 18, 2002 by the Department of Indian and Northern Affairs Canada ("INAC") covering an additional 82,640 acres.
4.1###

Agreement to abandon the 20% Participating Interest by Canadian American Mining Company, LLC ("CAMC") (formerly Quest USA Resources Inc. ("Quest")) under Venture Agreement dated July 22, 1997 between Quest and Atlanta U.S.

3 pages
99.1###	Certification pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	1 page
5.1

Option to acquire a 60% Participating Interest on 6 non-contiguous claim blocks totaling ninety one claims or 2,849 hectares from Breakwater Resources Ltd. ("Breakwater") under an Option to Purchase Agreement dated August 13, 2003 between Breakwater and the Corporation.

5 pages
5.2

Charter of the Audit Committee of the Board of Directors of the Corporation and Code of Conduct, including Insider Trading Policy, adopted by the Corporation by way of written consent by the Board of Directors of Resolutions dated on December 8, 2003.

10 pages
31.1	Chief Executive Officer certification pursuant to Rule 13(a)-14 of the Securities Exchange Act of 1934.	1 page
31.2	Chief Financial Officer certification pursuant to Rule 13(a)-14 of the Securities Exchange Act of 1934.	1 page
32	Certification pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	1 page

        #

Previously filed with 2000 Report on FORM 20-F.

      ##                       Previously filed with 2001 Report on FORM 20-F.

    ###                      Previously filed with 2002 Report on FORM 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TWIN MINING CORPORATION

DATE: March 31, 2004

/s/ Hermann Derbuch

HERMANN DERBUCH

CHAIRMAN, PRESIDENT &

CHIEF EXECUTIVE OFFICER

48.

MANAGEMENT DISCUSSION AND ANALYSIS

(The following discussion and analysis should be read in conjunction with the consolidated financial statements and the corresponding notes)

Summary

Twin Mining Corporation the ("Company"), has been an exploration-stage mineral resource company since inception and has undertaken gold exploration and mine development activities since 1994. Since June 1999, the Company has focused on diamond exploration in the Torngat region of Ungava Bay in Northern Quebec ("TORNGAT") and the Jackson Inlet region of Baffin Island in Nunavut ("Jackson Inlet"). In 2002, the Company reactivated development activities on its Atlanta Gold Property ("Atlanta") and, also, continued to direct its efforts towards diamond exploration on Jackson. In 2003, after a sustained period of steady rise in the price of gold, the Company acquired rights to a block of gold claims in the Abitibi gold belt in Eastern Quebec ("Abitibi"), advanced Atlanta towards production by late 2005, and staked additional claims on two separate occasions at Jackson Inlet.

TORNGAT Diamond Property

In 1999, the Ministère des Ressources naturelles du Quebec had granted the Company four contiguous Mine Exploration Permits for a period of five years that cover an area of 444 sq. km on the eastern coast of Ungava Bay in Northern Quebec. In 2000, a fifth permit covering 62.85 sq. km was granted for five years. In 2001, the Company renewed three of the permits covering an area of 327 sq. km and wrote off costs of $218,060 from the two abandoned properties. In 2002, these three permits were again renewed. In January 2003, the results of the analysis of 15 grab samples taken in 2001 from its TORNGAT North dyke system revealed two dyke segments with high stone densities, measuring 900 metres and 400 metres, respectively, that are consistent with the results of high quality, high purity and very white diamonds taken from the mini-bulk sample of 2000. Since the Company is already focused on the larger tonnage potential at Jackson Inlet, the Company is pursuing several options in 2004, including seeking joint venture participation, to advance the property further.

Jackson Inlet Diamond Property

On April 27, 2000, the Company signed a letter agreement with Helix Resources Inc. ("Helix"), a private company based in Niagara Falls, for a second diamond property covering three mining claims totaling 28.85 sq. km (7,128.5 acres) staked on the Jackson Inlet Property on the Brodeur Peninsula of Baffin Island ("Jackson Inlet"). One of the claims, covering 10.03 sq. km (2,480 acres), was subsequently allowed to lapse. In 2000, the Company staked another 16 claims covering 106.39 sq. km (26,289.85 acres) close to the claims acquired above by paying an initial filing fee of $2,629. On December 15, 2000 the Company exercised its right to the Jackson Inlet mining claims by paying $50,000 in cash and issuing 30,000 common shares of the Company to Helix. By the end of 2000, the total area staked in the region was 125.21 sq. km (30,938.35 acres). In 2001, the Company staked another 61 mineral claims in the region covering a further 529.77 sq. km (130,908.35 acres) by paying initial filing fees of $13,091. In 2002, another 32 mineral claims covering a further 334.43 sq. km (82,640 acres) were staked, an initial filing fee of $8,264 was paid, resulting in the Company holding a 100% interest in 111 mineral claims totaling 986 sq. km (243,563.6 acres) within the region. During the current year, the Company staked 426 additional mineral claims in the region covering 4,118 sq. km (1,017,593 acres), allowed five claims covering 29 sq. km (7,128 acres) to lapse, and paid an initial filing fee of $101,759. By the end of the 2003, the Company owned a 100% interest in 532 mineral claims totaling 5,075 sq. km (1,254,029 acres) within the region.

In September 2002, the Company completed geophysical and core-drilling programs in the region. In 2003, results from the samples taken in 2002, combined with results from a reinterpretation of the 2001 airborne magnetaometer survey, led to additional claim staking in May. A ground magnetic survey ("ground mag") was completed in August in the Freightrain, Cargo1 and Cargo2 areas. The results from the survey at Cargo2 revealed eight anomalies along two corridors, 1.2km apart, and running parallel to the Freightrain - Cargo 1 corridor. The results from the 2002 till sample and 2003 ground mag programs triggered the collection of 426 additional till samples on previously staked ground plus another staking campaign. The results from the 2003 till samples and ground mag programs will determine the nature and extent of the geophysical and core drilling programs for 2004.

Atlanta Gold Property

The Company's goal has always been to continue the development of the Company's gold assets, particularly the advanced Atlanta Gold Project ("Atlanta") in Idaho, USA, with a view to concluding a bankable feasibility study at the earliest possibility, upon a sustained improvement in gold prices. In 2002, with the steady rise in the price of gold which reached a 5-year high of U.S.$327 per ounce, the Company reactivated Atlanta by carrying out an environmental audit of existing environmental baseline data in June 2002 and completing a 13-hole core drilling program totaling 1,264 metres (4,211 feet) in early December 2002. In December 2002, the Company increased its operating interest in Atlanta from 80% to 100% (see note 3(c)). In 2003, samples taken from the 2002 core drilling program were assayed for gold and a column leach testing program was carried out. The results from the testing program will be incorporated into a feasibility study, expected to be completed by April 2004. The column leach testing program was completed in September and indicated a gold extraction rate in excess of 70%, which compares well with similar gold projects in North & South America. In July, the U.S. Department of Agriculture - Forest Service ("USFS"), the lead agency in the permitting process, issued a notice of intent (NOI) to initiate the EIS (Environmental Impact Statement) process. An independent contractor was selected in October to carry out the EIS, scheduled to be completed by the end of 2004. Mine construction is scheduled to commence in early 2005 and gold is expected to be poured before the end of 2005.

Abitibi Gold Property

In August 2003, as the price of gold was surpassing the US$360 mark, the Company was granted an option to earn up to 100% interest on six gold properties, totaling 91 claims and covering 28.49 sq. km, along the 65km stretch of the Abitibi gold belt in Eastern Quebec ("Abitibi"). The Company can earn a 60% interest by issuing payments totaling $125,000 to Breakwater and incurring $3,500,000 in expenditures for the five year ended September 1, 2008. Another 40% can be earned by meeting certain requirements (set out in note 3(e)). By the end of the year, the Company had completed a core-drilling program totaling 61 BQ holes ((i.e. 35mm diameter) drilling over 22,000 metres on four of the claim blocks, conducted an induced polarization survey ("IP") on one of the claim blocks, and staked 68 new claims covering 10.83 sq. km on the northern border of the Normar property to protect the depth and strike potential of the new gold discovery, which will be tested in 2004.

Indonesia Gold Property

The Company's Layuh Property, located on the Island of Kalimantan, Indonesia, remains on care and maintenance, awaiting political and economic stability. In 2001, it was written down to $1,432,298. The Saran Property was transferred to Indotan Inc. as part of the legal claim that was settled with Indotan Inc. in October 2001. In 2003, as the price of gold was approaching a 10-year high, the Company has signed confidentiality agreements with two potential joint venture partners to advance the property.

Liquidity and Capital Resources

In 2002, there were two private offerings. The first offering was completed in December 2002 for gross proceeds of $3,255,000 by issuing of 6,510,000 flow through common shares of the Company and warrants to purchase another 3,255,000 common shares of the Company at $1.00 per share. In the second offering, members of management of the Company paid $45,000 to subscribe for a total of 90,000 flow through common shares of the Company. Net proceeds from these private offerings totaled $2,939,192, net of share issue costs of $360,808, including $226,100 paid as underwriting fees to the agent of the first offering. The agent was also granted purchase warrants to acquire 586,000 common shares of the Company at $0.50 per share. All warrants expire within two years from date of grant.

In 2003, four private offerings were completed  for total proceeds of $2,938,063 by issuing 5,357,143 flow through shares, 4,379.167 common shares, and 2,116,667 common share purchase warrants, with each warrant exercisable at $0.50 per warrant (see Note 4(d)). Total share issue costs for the 2003 offerings was $128,601, compared to $360,808 for the 2002 financing of, relatively, same gross proceeds, because the 2003 offerings were non-brokered efforts initiated by Company management.

The working capital of the Company at December 31, 2003 was ($1,861,512), which is $2,970,069 less than that from the 2002 fiscal year end, primarily reflecting extensive development activity on Atlanta and extensive exploration activity on Abitibi at the end of the year increased trade payables. The Company is presently actively pursuing equity financing to raise funds sufficient to continue the above-noted project operations on Atlanta, Abitibi, and Jackson Inlet, general purpose operations, and to repay the trade payables arising at the end of 2003. Although the Company has been successful in the past in obtaining similar financing, there's no assurance that the Company will be able to currently obtain adequate financing on a timely basis. Failure to obtain such additional financing could result in delay of further exploration and development of the Company's properties.

The working capital of the Company at December 31, 2002 was $1,108,557, a decline of $830,747 from the 2001 fiscal year, primarily, as a result of costs incurred in reactivating development of Atlanta.

In 2001, total proceeds received from financing activities of the Company was $719,143, which consisted of the issuance of 2,625,005 common shares of the Company upon the exercise of common share purchase warrants and employee stock options.

The working capital of the Company at December 31, 2001 was $1,939,304, a decrease of $4,949,429 from December 31, 2000, as a result of the diamond exploration programs carried out in 2001 and described in more detail below (see "Results of Operation-2001").

To December 31, 2003, the Company has spent $15,938,888 to lease, explore and develop the Atlanta Gold Property. On February 2, 1999, the Company signed a Lease/Option to Purchase Agreement with Monarch Greenback, LLC ("Monarch") relating to Monarch's surface and mineral rights to the Atlanta Gold Property. During the term of the ten-year lease, the Company has the option to purchase such surface and mineral rights for the purchase price of US$2,075,000, and Monarch is entitled to receive minimum annual lease payments and a net smelter return royalty on any production. The annual lease payments are credited against the obligation of the Company to make royalty payments. If the purchase option is exercised, the existing minimum annual lease payments on such surface and mineral rights will be terminated and replaced by a net smelter royalty of 0.5% of sales if the average realized gold price is US$365 per ounce or less. For each US$1 increase in the average realized gold price over US$365 per ounce, the net smelter royalty will be increased by 0.01% to a maximum rate of 3.5%. Under this agreement, an amount of US$100,000 held in trust under the terms of a prior agreement with Monarch was paid to Monarch in February 1999. Commencing in 2001, the Company pays US$50,000 annually to Monarch for the remaining eight years of the term of the lease. The US$800,000 cumulative balance is added to the purchase price of the surface and mineral rights. At that time, the option price to purchase the surface and mineral rights will total US$2,875,000 (see note 3(c)).

Results of Operations

The results of operations of the Company reflect the overhead costs incurred during the acquisition, exploration and mine development stages, the costs necessary to keep the Company in good standing with various regulatory authorities and to provide the infrastructure to administer these acquisition, exploration, mine development and financing activities. Also reflected in the loss for the period is the write-off of deferred mineral costs of properties the Company has acquired, explored and ultimately abandoned. General and administrative costs can be expected to increase or decrease in relation to changes in the administrative activity required as exploration continues on Abitibi and Jackson Inlet and development activity proceeds on Atlanta. The objective at Atlanta is to have it in production by the end of 2005.

The following table discloses certain financial data for the eight most recently completed quarters. Canadian dollars, In thousand (except per share data - basic and fully diluted):

Period	Operating expenses	Net loss (gain) (1)	Loss per share
Quarter ended December 31, 2003 (2)	195	(705)	(0.008)
Quarter ended September 30, 2003	210	200	0.002
Quarter ended June 30, 2003	237	224	0.002
Quarter ended March 31, 2003 Quarter ended December 31, 2002 Quarter ended September 30, 2002 Quarter ended June 30, 2002 Quarter ended March 31, 2002	394 191 187 247 257	386 178 184 243 251	0.005 0.002 0.003 0.003 0.003

(1) Net loss (gain) for the period includes operating expenses, interest income, foreign exchange gain or loss, mineral property costs written and future income tax recovery (see note 6).

(2) Includes mineral property costs of $31,000 written off in fiscal 2003 (2002 - Nil) and future income tax recovery of $922,000 incurred in fiscal 2003 (2002 - Nil).

2003

General and administrative expenses for the year ended December 31, 2003 increased compared to the same period in 2002, primarily because (a) Part Xll.6 tax was incurred in 2003 whereas none was incurred in 2002, and (b) an additional salary that was incurred when the Company hired a Vice President, Exploration. The position was vacated in September 2003 and a replacement has not been named. Offsetting these increases was a sharp decline in investor relations costs primarily because of the largely non-brokered financing conducted during the year (note 4 (d)), compared to the brokered financing carried out in 2002. Interest income for the year was unchanged from 2002 because the bank balances were relatively the same throughout both 2003 and 2002. Since the Company pays its Atlanta Gold costs in US dollars, the stronger Canadian dollar resulted in a foreign currency gain for the year.

Since five Jackson Inlet mining claims were allowed to lapse during the year, the Company has written off total acquisition and exploration costs of $31,219 related to these lapsed claims.

Mineral property expenditures incurred in 2003 were significantly higher than in 2002 primarily because: (a) over $1.6Million was spent on a 22,000-metre BQ (35mm) core-drilling program and sample assaying at Abitibi; (b) over $1.7Million was incurred on Atlanta, specifically for base line work on flora and fauna, air, and water quality, as the Company commenced the EIS preparation stage in July 2003; and (c) over $1.4Million was spent on Jackson Inlet, primarily on a ground mag survey, a soil sampling program, and two major claim-staking campaigns carried out during the year. Since the Company's focus in 2003 was on Abitibi, Atlanta and Jackson Inlet, expenditures on TORNGAT and Indonesia were essentially limited to renewing permits and annual filings, as it seeks joint venture participation to advance both properties.

2002

General and administrative expenses for the year ended December 31, 2002 remained relatively unchanged from similar expenses incurred in 2001, except that no Part XII.6 tax was incurred in 2002 compared to $135,825 in Part XII.6 incurred in 2001. Conversely, interest income for the year declined by approximately 88% to $23,767 from $210,655 in 2001 due to lower bank balances reflecting expenditures being incurred on both Jackson Inlet and Atlanta. In 2003, Part XII.6 tax will, again, be incurred due to the flow through share financing completed in December 2002.

Property acquisition, drilling and field exploration, and project administration expenditures incurred on Jackson Inlet totaled $2,238,288 during 2002 (compared to $3,946,298 incurred in 2001). These costs relate to ground geophysical surveys, core drilling program, and soil sample extraction and analysis done in 2002 (compared to a mini-bulk sampling program and a 6,641-line kilometre air-borne geophysical survey completed in 2001). Costs incurred on TORNGAT during 2002 totaled $72,779, compared to $622,862 incurred in 2001 (before writing off $218,060 relating to two abandoned exploration permits, which were allowed to lapse in 2001). Total mine development expenditures incurred on Atlanta in 2002 was $475,900 (compared to $12,649 incurred in 2001). Included in these costs were $310,715 for completing a 13-hole core-drilling program, $61,091 for risk and sample analysis and $42,397 for consulting fees.

2001

General and administrative expenses for the year ended December 31, 2001 increased by approximately 11% to $986,984 from $883,166 in 2000. This increase primarily reflects: (a) costs relating the Public Offerings in December 1999 and May 2000 which resulted in $135,825 in Part XII.6 tax paid or payable to Canada Custom and Revenue Agency ("CCRA") (formerly Revenue Canada) prior to March 2002, whereas no Part XII.6 tax was owing in fiscal 2000; (b) an increase in salary expenses from fiscal 2000, with the addition of head office personnel during the year; and (c) a 27% increase in investor relations costs from fiscal 2000, due primarily to increased investor relations activity during the year. In addition, interest income for the year declined by approximately 25% to $210,655 from $280,667 in 2000, due primarily to lower bank balances as funds were expended on the Jackson Inlet diamond property acquisition and exploration program undertaken during the year and also due to lower interest rates during 2001. Offsetting some of this increase in operating expenses in 2001, compared to fiscal 2000, was a 46% decline in legal fees to $74,797 reflective in part of the settlement of two legal claims against the Company in the year (see note 4(d)).

During the year, the May 1999 gold call option contracts expired. The value of these contracts are marked to market annually, with the resulting gains and losses included in income for the year. In 2001, the mark to market gain on the gold call options transaction was $51,450, compared to $75,550 in fiscal 2000 and $29,188 in fiscal 1999 (see note 5).

Mineral property costs for the Layuh Gold Properties were written down to $1,432,298. The $1,158,296 write-down reflects gold exploration and project administration costs incurred since 1997 and the cost of the two legal claims settled during the year (see note 4(d)).

Total diamond property acquisition, drilling and field exploration, and project administration expenditures on the TORNGAT Property for the year were $32,700 (see note 3(a)), $504,946, and $10,216 respectively, for a total of $547,862 compared to $50,685, $2,689,259, and $21,718 respectively, for a total of $2,762,259 incurred in 2000. Conversely, similar expenditures for Jackson Inlet for the year were $129,918, $3,773,516, and $42,864 respectively, for a total of $3,946,298 compared to $74,376, $415,731, and $28,085 respectively, for a total of $518,192 incurred in 2000. The primary reason for these changes in 2001 is that the diamond property acquisition and field exploration activities focused on the Jackson Inlet Property, whereas, the focus in 2000 was on the TORNGAT Property. Also, the Company decided that two of the permits in the TORNGAT Property covering an area of 179.85 sq. km be allowed to lapse in 2001 and $218,060 relating to diamond property acquisition and exploration costs incurred in prior years in respect of these permit areas was written off in the year. Net holding and gold exploration and mine development expenditures for Atlanta Gold for the year were $129,505 compared to $280,583 for fiscal 2000 because annual royalty advances were reduced during the year (see note 3 (c)). Net project administration and general costs in 2001 in Indonesia were $6,233 compared to $52,129 in 2000 because of a decline in legal fees incurred during the year.

Uncertainties and Risk Factors

The Company does not currently hold any interest in a mining property in production and its future success depends upon its ability to find, develop, exploit and generate revenue from mineral deposits. Exploration and development of mineral deposits involve significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate and there can be no assurance that any of the Company's current projects will ultimately be developed into a profitable mining operation. A number of factors beyond the control of the Company may affect the marketability of any diamonds, gold or any other minerals discovered. Resource prices have fluctuated widely and are beyond the Company's control. Revenue and profitability will be determined by the relationship of the Company's production costs and in respect of diamonds and gold, the relative quality of the diamonds extracted and recovered grade of gold, to resource prices.  The effect of these factors cannot accurately be predicted. The Company has limited financial resources and there is no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under applicable agreements.  Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company's properties with the possible dilution or loss of such interests. The operations of the Company require licenses and permits from various governmental authorities and while the Company currently holds all necessary licenses and permits required to carry on its activities and believes it is complying with such licenses, permits and all applicable laws and regulations, such licenses, permits and laws are subject to change and there can be no assurance that the Company will in future be able to obtain all necessary licenses and permits. Furthermore, the cost of complying with changes in governmental laws and regulations has the potential to reduce the profitability of future operations. The acquisition of title to mineral projects is a very detailed and time-consuming process and although the Company has taken precautions to ensure that legal title and interest to its properties are properly recorded, there can be no assurance that the interests of the Company in any of its properties may not be challenged or impugned.

Forward Looking Statements

Statements in this report that describe the Company's objectives, estimates, expectation or predictions and other statements in this report preceded by words such as "should, "anticipate" or similar expressions may be "forward looking statements" within the meaning of applicable securities legislation. The Company cautions that such statements involve risk and uncertainty and that actual results could differ materially from those expressed or implied. Important factors that could cause differences include, but are not limited to, global diamond and gold prices and supply and demand, changes in government regulation, competitive factors, litigation and other factors including those set out in the annual report on form 20-F of the Company as filed with securities regulatory authorities.

Management's Report on the Consolidated Financial Statements

The accompanying consolidated financial statements of Twin Mining Corporation have been prepared by and are the responsibility of the Company's management. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and contain estimates based on management's judgement. Management maintains a system of internal controls adequate to provide reasonable assurance that transactions are authorized, assets are safeguarded and records are maintained.

The Audit Committee comprises four independent directors and meets with management and the Company's auditors, PricewaterhouseCoopers LLP, to review the consolidated financial statements before they are presented to the Board of Directors for approval.

PricewaterhouseCoopers LLP have examined these consolidated financial statements and their report follows.

TWIN MINING CORPORATION

CONSOLIDATED BALANCE SHEETS
As at December 31, 2003 and 2002

(in Canadian dollars)		2003	2002

ASSETS
Current assets
Cash and cash equivalents		$719,606	$1,650,789
Receivables		231,377	31,770
Prepaid expenses		112,914	83,089
Supply inventory (note 3(b))		192,584	111,972

		1,256,481	1,877,620

Mineral properties (note 3)		30,466,013	25,688,484

Property, plant and equipment		59,773	42,562

		$31,782,267	$27,608,666

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$3,117,993	$769,063

Future income taxes (note 6)		2,117,003	-

		5,234,996	769,063
Contingency and commitments (note 8)

SHAREHOLDERS' EQUITY
Capital stock		47,743,477	47,931,153
Accumulated deficit		(21,196,206)	(21,091,550)

		26,547,271	26,839,603

		$31,782,267	$27,608,666

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board

/s/ Hermann Derbuch	/s/ C. E. Ritchie

Hermann Derbuch	C. E. Ritchie
Director	Director

TWIN MINING CORPORATION

CONSOLIDATED STATEMENTS OF LOSS
For the years ended December 31, 2003, 2002 and 2001

(in Canadian dollars)	2003	2002	2001

Interest income	$22,792	$23,767	$210,655
Other income (note 5)	-	-	51,450

	22,792	23,767	262,105
General and administrative expenses
Salaries	521,870	398,471	403,552
Professional fees	117,840	99,345	74,797
Investor relations	126,264	206,797	181,192
Travel	19,211	35,071	14,754
Interest	-	-	10,000
Administrative and office	183,683	65,778	228,379
Office rent	57,804	56,853	50,109
Depreciation	9,704	19,545	24,201

	1,036,376	881,860	986,984

Mineral property costs written off (notes 3(a) and (d))	31,219	-	1,376,356

Future income tax recovery (note 6)	(922,135)	-	-

(Gain) loss from foreign translation	(18,012)	(2,435)	3,512

	127,448	879,425	2,366,852

Loss for the year	$104,656	$855,658	$2,104,747

Weighted average number of shares outstanding	83,664,662	74,638,781	72,122,980

Loss per share - basic and fully diluted	$0.001	$0.011	$0.029

The accompanying notes are an integral part of these consolidated financial statements

TWIN MINING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW
For the years ended December 31, 2003, 2002 and 2001

(in Canadian dollars)	2003	2002	2001

Operating activities
Loss for the year	$(104,656)	$(855,658)	$(2,104,747)
Add (deduct) items not involving cash:
Mineral property costs written off	31,219	-	1,376,356
Depreciation	9,704	19,545	24,201
Income tax expense (recovery)	(922,135)	-	-
Mark to market adjustment on gold call options	-	-	(51,450)
Net change in non-cash working capital	2,038,886	(65,055)	449,016

	1,053,018	(901,168)	(306,624)

Financing activities
Issuance of common shares:
For cash, net of issue costs (note 4(d))	1,373,858	-	-
For cash, on exercise of warrants	-	-	569,893
For cash, on exercise of options	-	-	149,250
Issuance of flow-through shares:
For cash, net of issue costs (note 4(d))	1,435,604	2,939,192	-

	2,809,462	2,939,192	719,143

Investing activities
Mineral property expenditures	(4,766,748)	(2,913,908)	(4,903,822)
Capital assets	(26,915)	(19,918)	(9,110)

	(4,793,663)	(2,933,826)	(4,912,932)

(Decrease) increase in cash	(931,183)	(895,802)	(4,500,413)

Cash and cash equivalents, beginning of year	1,650,789	2,546,591	7,047,004

Cash and cash equivalents, end of year	$719,606	$1,650,789	$2,546,591

Net change in non-cash working capital items
Receivables	$(199,607)	$4,547	$167,828
Prepaid expenses	(29,825)	(3,503)	(74,314)
Supply inventory	(80,612)	44,667	(156,639)
Accounts payable and accrued liabilities	2,348,930	(110,766)	512,141
	$2,038,886	$(65,055)	$449,016

The accompanying notes are an integral part of these consolidated financial statements

TWIN MINING CORPORATION

CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES

For the years ended December 31, 2003, 2002 and 2001

(in Canadian dollars)	2003	2002	2001

TORNGAT Diamond Property
Balance, beginning of year	$3,303,216	$3,305,437	$2,975,635
Drilling, assays and related field work	5,275	39,125	579,946
Project administration and general	421	954	10,216
Property acquisition and holding costs	34,335	32,700	32,700
Costs recovered during the year (note 3(a))	-	(75,000)	(75,000)
Property costs written off (note 3(a))	-	-	(218,060)

Total expenditures during the year	40,031	(2,221)	329,802

Balance, end of year	3,343,247	3,303,216	3,305,437

Jackson Inlet Diamond Property
Balance, beginning of year	6,702,778	4,464,490	518,192
Drilling, assays and related field work	1,273,296	2,011,282	3,773,516
Project administration and general	10,058	37,704	39,830
Property acquisition and holding costs	158,674	189,302	132,952
Property costs written off (note 3(b))	(31,219)	-	-

Total expenditures during the year	1,410,809	2,238,288	3,946,298

Balance, end of year	8,113,587	6,702,778	4,464,490

Abitibi Gold Property
Balance, beginning of year	-	-	-
Drilling, assays and related field work	1,614,959	-	-
Project administration and general	1,499	-	-
Property acquisition and holding costs	3,207	-	-

Total expenditures during the year	1,619,665	-	-

Balance, end of year	1,619,665	-	-

Atlanta Gold Property
Balance, beginning of year	14,237,752	13,545,351	13,415,846
Drilling, assays and related field work	1,535,142	475,900	12,649
Project administration and general	52,800	90,923	111,627
Property acquisition and holding costs	113,194	125,578	118,464
Costs recovered during the year (note 3(c))	-	-	(113,235)

Total expenditures during the year	1,701,136	692,401	129,505

Balance, end of year	15,938,888	14,237,752	13,545,351

Indonesia Properties
Balance, beginning of year	1,444,738	1,432,298	2,142,437
Project administration and general	5,888	12,440	448,157
Property costs written off (note 3(d))	-	-	(1,158,296)

Total expenditures during the year	5,888	12,440	(710,139)

Balance, end of year	1,450,626	1,444,738	1,432,298

	$30,466,013	$25,688,484	$22,747,576

The accompanying notes are an integral part of these consolidated financial statements

TWIN MINING CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in Canadian dollars)	Shares issued and subscribed
	Number of	Ascribed	Accumulated
	shares	value	deficit	Total

Balance, December 31, 2000	70,434,373	$44,077,818	$(18,131,145)	$25,946,673

Issue of shares for cash
- at $0.20 and $0.50 per share
on exercise of warrants	2,000,005	569,893		569,893
- at $0.17 to $0.35 per share
on exercise of options	625,000	149,250		149,250
Issue of shares to Helix Resources
Inc. (note 3(b))	45,000	18,000		18,000
Issue of shares to Indotan Inc.
(note 3(d))	300,000	150,000		150,000
Voisey Bay Resources Inc.
consolidation	(34)	-		-
Loss for the year			(2,104,747)	(2,104,747)

Balance, December 31, 2001	73,404,344	$44,964,961	$(20,235,892)	$24,729,069

Issue of shares for cash
- at $0.50 per flow through share,
net of share issue costs (note 4(d))	6,600,000	2,939,192		2,939,192
Issue of shares to Helix Resources
Inc. (note 3(b))	75,000	27,000		27,000
Loss for the year			(855,658)	(855,658)

Balance, December 31, 2002	80,079,344	$47,931,153	$(21,091,550)	$26,839,603

Issue of shares for cash
- at $0.28 per flow through share,
net of share issue costs (note 4(d))	5,357,143	1,435,604		1,435,604
- at $0.30 per common share,
net of share issue costs (note 4(d))	616,667	178,331		178,331
- at $0.345 per common share,
net of share issue costs (note 4(d))	762,500	250,994		250,994
- at $0.33 per common share,
net of share issue costs (note 4(d))	3,000,000	944,533		944,533
Issue of shares to Helix Resources
Inc. (note 3(b))	105,000	42,000		42,000
Share issue costs regarding
flow through shares (note 6)	-	(3,039,138)		(3,039,138)
Loss for the year			(104,656)	(104,656)

Balance, December 31, 2003	89,920,654	$47,743,477	$(21,196,206)	$26,547,271

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three years ended December 31, 2003

(Canadian dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN BASIS OF ACCOUNTING

The Company's two diamond properties, located in Northern Quebec and on Baffin Island, and its Quebec gold property, acquired in August 2003, are currently in the exploration stage. The Atlanta Gold Property ("Atlanta"), located in Idaho, U.S.A., and which contains a measured mineral resource, is in the feasibility stage currently awaiting financing. The Indonesia Gold Property remains on care and maintenance.

The recoverability of exploration and development expenditures is dependent upon the discovery of economically recoverable reserves, the preservation of the Company's interest in the underlying mineral claims, the ability to obtain necessary financing, obtain government approval and attain profitable production, or alternatively, upon the Company's ability to dispose of its interest on an advantageous basis.  Changes in future conditions could require material write-downs of the carrying amounts of deferred exploration expenditure.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

The consolidated financial statements are presented in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada.

(b)

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles (Canadian GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the period. Actual results could differ from those reported.

(c)

Cash and cash equivalents

Cash and cash equivalents include investments to maturity of less than 90 days after purchase.

(d)

Supply inventory

Supply inventory is recorded at the lower of cost and net realizable value, and will be capitalized to mineral property costs in the year it is utilized.

(e)

Property, plant and equipment

Property, plant and equipment of the Company are recorded at cost and include office furniture, fixtures, and equipment and computer hardware and software. The office furniture, fixtures and equipment are depreciated over ten years and vehicles, computer hardware and software are depreciated over three years. All capital assets are depreciated on a straight-line basis.

(f)

Mineral property costs

Direct exploration and development costs are deferred in the accounts, net of amounts recovered from third parties, including receipts from options. At production, these costs will be amortized using the units-of-production method based on estimated reserves. Costs relating to properties abandoned are written off when the decision to abandon is made, or earlier if a determination is made that the property does not have economically recoverable reserves.

The Company is in the process of exploring and developing its various properties. On a regular basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

(g)

Loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted-average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a manner similar to basic loss per share, except the weighted-average shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

(h)

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at exchange rates in effect at the         date of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

(i)

Financial Instruments

The carrying amounts of cash, receivables, accounts payable and accrued liabilities approximate the fair values of those financial instruments due to the short-term maturity of such instruments. The Company places its cash with high quality financial institutions.

(j)

Stock options

The Company has a stock option plan as described in Note 4(c).  During the year ended December 31, 2002, the Company changed its method of accounting for stock options to comply with CICA Handbook, section 3870, "Stock-Based Compensation and Other Stock-Based Payments".  Since the Company had elected not to use the fair value method of accounting for stock options, no compensation expense is recognized when options are issued to employees with exercise prices at the grant date equal to or greater than prevailing market prices.  Stock options issued in lieu of cash to non-employees for services performed are recorded at the fair value of the options at the time they are issued and are expensed as service is provided.

Effective January 1, 2004, the Canadian Accounting Standards Board (AcSB) will require public companies to expense all stock-based compensation awards (including stock options), includes those made to employees, officers and directors of the Company. The AcSB will permit either retroactive with, or without, restatement application of the recognition provisions to awards not previously accounted for at fair value.

(k)

Income taxes

The provision for future income taxes is based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying enacted statutory tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

3.

MINERAL PROPERTIES

(a)

TORNGAT Diamond Property

In 1999, the Company was granted four contiguous Diamond Mine Exploration permits ("the permits") by the Quebec Ministry of Natural Resources ("Quebec Ministry") for a period of five years which cover 444 sq. km in the Torngat Mountain region along the east coast of Ungava Bay in Northern Quebec ("TORNGAT"). In 2000, the Company was granted a fifth permit, which covers an additional 62.85 sq. km. The permits are renewable annually after five years.

03/18/0411:11 AM

In 2001, the Company renewed three of the permits covering 327 sq. km. and for an annual amount of $32,700. Total direct exploration costs of $218,060 for the two abandoned permits were written off during the year.

In 2002, the Company renewed the three permits for $32,700. In July 2002, the Company received a Mineral Exploration grant of $75,000 (2001 - $75,000) from the Quebec Ministry for exploration expenditures incurred during the fiscal period ending on March 31, 2002 (March 31, 2001)

During the year, the Company renewed the three permits for $34,335.

(b)

Jackson Inlet Diamond Property

On April 27, 2000, the Company signed a letter agreement ("the Agreement") with Helix Resources Inc. ("Helix"), a private company based in Niagara Falls, Ontario, concerning three mining claims totaling 28.85 sq. km (7,128.5 acres) staked on the Jackson Inlet Property on the Brodeur Peninsula of Baffin Island ("Jackson Inlet"). Fulfilling the assessment requirements on these mining claims conferred the right to exercise the Agreement by paying $50,000 and issuing 30,000 common shares of the Company to Helix. The Agreement was extended to December 15, 2000, and on that date, the Company exercised its right to acquire Helix's rights in the mineral claims.

In order to maintain the Agreement in good standing, the Company was required to pay Helix $200,000 in the current year ($150,000 - 2002) and issued 105,000 (75,000 - 2002) common shares of the Company to them. Helix waived the payment until January 8, 2004. The Company can continue to maintain the Agreement in good standing by paying Helix the following amounts:

	Payment
Due Date	amount	Common shares
December 31, 2004	$250,000	120,000
December 31, 2006	$100,000	-

In addition, $500,000 is due upon receipt of all development permits and $1,000,000 plus 500,000 common shares is due upon production of 500,000 carats. Subsequently, a 5% net profits interest and a 1% gross royalty is due after crediting all previous payments.

In 2001, the Company staked 61 mineral claims covering 529.77 sq. km (130,908.35 acres) and paid an initial filing fee of $13,091 and in 2002, the Company staked another 32 mineral claims covering 334.43 sq. km (82,640 acres) and paid an initial filing fee of $8,264. During the current year, the Company staked 426 additional mineral claims in the region covering 4,118 sq. km (1,017,593 acres) and paid an initial filing fee of $101,759. Five of the claims staked in prior years were allowed to lapse. Total direct exploration costs of $29,806 for the five abandoned claims were written off during the year. By the end of the 2003, the Company owned a 100% interest in 532 mineral claims totaling 5,075 sq. km (1,254,029 acres) within the region.

The Company has supply inventory of $192,584 as at December 31, 2003 (2002 - $111,972) in connection with fuel and supplies for use in the diamond exploration program at Jackson Inlet.

(c)

Atlanta Gold Property, Idaho, U.S.A.

On July 22, 1997, the Company and Canadian American Mining Company, LLC ("CAMC") (formerly Quest International Resources Corporation) ("Quest"), entered into a joint venture agreement (the "Agreement") whereby the Company is the operator of Atlanta with an 80% interest, with Quest holding the remaining 20% participating interest. Quest has subsequently advised the Company that it had elected under the Agreement not to participate in its contractual share of further property costs incurred after 1997.  In December 2002, CAMC agreed to transfer its 20% participating interest in the joint venture to the Company. CAMC retains the 2% Net Smelter Return royalty on Atlanta, as per the Agreement.

03/18/0411:11 AM

On February 2, 1999, the Company had signed a Lease/Option to Purchase Agreement ("the Monarch Agreement") with Monarch Greenback, LLC ("Monarch") relating to Monarch's surface and mineral rights to Atlanta. During the term of the ten-year lease, the Company has the option to purchase such surface and mineral rights for US$2 million. If this option is exercised, the existing minimum annual rental payments on such surface and mineral rights will be terminated and replaced by a net smelter royalty of 0.5% of gold sales if the average realized gold price is US$365 per ounce or less. For each US$1 increase in the average realized gold price over US$365 per ounce, the net smelter royalty will be increased by 0.01% to a maximum rate of 3.5%. In 1999, the Company amended the minimum annual rental payment to Monarch. U.S.$25,000 owing in 1999, was paid in January 2000 and the U.S.$75,000 unpaid balance was added to the option price. In 2001, the Monarch Agreement was further amended such that, commencing in 2001, the Company will pay Monarch US$50,000 per year in minimum annual rental payments until 2008. The cumulative balance owing to 2008 of US$800,000 will be added to the option price. By then, the option price to purchase such surface and mineral rights will be US$2,875,000.

A net smelter returns royalty is payable on production from Atlanta, subject to annual payments to the lessors as set forth below. These payments are required to keep the agreements in good standing. The advance royalty payments will be terminated if the option to purchase is exercised. During the year, the Company paid US$17,500 (2002 - US$17,500; 2001 - US$15,000) in advance royalty payments to the lessors.

  Minimum

  Year ending

 annual rental

   Advance royalty

December 31,

payments US$

payments US$

2004 to 2005

50,000

17,500

2006

50,000

159,500

2007 to 2008

50,000

20,000

       2009 to 2011

-

20,000

       2012 to 2015

-

10,000

In August 2000, a wildfire that was raging in the United States mountain States, including Idaho, destroyed several items on the Atlanta Gold Property. The Company filed a claim for damages with its insurance company. In 2000, the insurer issued proceeds of US$38,206 and, in May 2001, after further negotiations, the insurer paid another US$71,794. The proceeds were credited to mineral costs recovered.

(d)

Indonesia Properties

The acquisition of title to mineral projects is a very time consuming process. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured. The Company's interest in the majority of its properties in Indonesia is held under applications for Contract of Work ("C.O.W.") which, if approved, may not cover all of the areas applied for. Furthermore, there is no assurance that its interests in such properties may not be challenged.

In January 2001, the legal claim alleging constructive dismissal commenced in 1999 by the Company's former Exploration Manager in Indonesia was settled for US$175,000.

(i) Layuh Joint Venture Agreement

In 1997, the Company entered into agreements with PT Harita Jayaraya ("PT Harita"), an Indonesian company, to form a joint venture to explore for gold and related minerals. The Company will have an 85% interest in the venture and be the operator and technical advisor to the venture. The 15% interest of PT Harita is a carried interest.

 In May 1999, the Company notified the Indonesian Ministry of Mines of its intent to proceed with its application for a seventh generation C.O.W. The draft seventh generation C.O.W. for initialing. The

03/18/0411:11 AM

 Company continues to operate on a care and maintenance basis in connection with the property, awaiting political stability.

(ii) Indotan Joint Venture Agreement

In 1996, the Company entered into a joint venture with Voisey Bay and Indotan Inc. ("Indotan") for the acquisition of exploration and mining rights on seven mineral properties in Kalimantan, Indonesia. In order to keep the joint venture in good standing, the Company was required to issue one common share for each US$0.75 spent by the joint venture on the mineral properties to a maximum of 2,000,000 common shares, and also, one further common share for each US$1 spent, to a maximum of 1,500,000 common shares.

In September 1999, the Company exercised its right under the agreement and notified Indotan of its decision to cease participation in the agreement. In March 2000, Indotan commenced legal proceedings against the Company, seeking 3,500,000 common shares of the Company arising from spending commitments on the properties by the Company. In October 2001, the Indotan claim was settled by paying $7,800, issuing 300,000 common shares of the Company, and transferring the Company's portion of the Saran Properties, having a carrying value of $297,124, to Indotan. At fiscal year end 2001, the Company wrote down the carrying value of the Indonesia Properties, including the cost of the two legal claims settled, by a total of $1,158,296.

(e)

Abitibi Gold Property, Quebec

In August 2003, the Company signed a letter agreement with Breakwater Resources Ltd. ("Breakwater"), whereby Breakwater granted the Company the exclusive right and option to earn up to a 100% interest in six gold properties, totaling 91 mining claims and covering 28.49 sq. km, located along a 65km stretch of the Abitibi gold belt in eastern Quebec.  The Company can earn a 60% interest by paying Breakwater $125,000 in rental and option payments ("Payments") and by incurring $3,500,000 in expenditures as follows:

On or before

Payments

Expenditures to be incurred

Signing

Nil

Nil

01-Sep-04

$  25,000

$    150,000

01-Sep-05

$  25,000

$    350,000

01-Sep-06

$  25,000

$    650,000

01-Sep-07

$  25,000

$ 1,000,000

01-Sep-08

$  25,000

$ 1,400,000

Expenditures exceeding minimum annual requirements incurred may be carried forward to following years and credited against future expenditure minimums. The Company can acquire an additional 10% interest by making a $100,000 cash payment to Breakwater. Six months after the preparation of an independent positive feasibility study, the Company may acquire a further 10% interest in the property by making a $500,000 cash payment to Breakwater. Upon formation of a joint venture, expenditures will be shared between the Company and Breakwater in accordance with their respective ownership interest. If Breakwater's interest in the joint venture is reduced to, or below, a 10% interest, then Breakwater's interest in the joint venture will be deemed to be converted to a 1.5% net smelter return (NSR) royalty. The Company may purchase the 1.5% NSR royalty at any time for a cash payment of $1,500,000 to Breakwater.

In 2003, the Company spent $1,619,665 on these gold properties and staked 68 additional claims covering 10.83 sq. km in the Bousquet township within the same Abitibi gold belt.

4.

 CAPITAL STOCK

(a)

Authorized share capital

Following the continuance into the Province of Ontario on March 15, 2000 under the OBCA, the Company's authorized capital consists of an unlimited number of common shares, an unlimited

03/18/0411:11 AM

number of first preference shares, issuable in series and an unlimited number of second preference shares, issuable in series.

(b)

Warrants

The following summarizes warrants that have been granted, exercised or have expired during the three years ended December 31, 2003:

Weighted

average

Number of

exercise

Shares

price $

Outstanding, December 31, 2000

    3,113,548

Warrants exercised

(2,000,005)

0.28

Warrants expired

 (1,113,543)

0.73

Outstanding, December 31, 2001

-

Warrants issued on issuance of shares for cash

3,255,000

 1.00

Warrants issued as part of underwriting fees (note 4(d))

      586,000

0.50

Outstanding, December 31, 2002

   3,841,000

Warrants issued on issuance of shares for cash (note 4(d))

   2,116,667

0.50

Outstanding, December 31, 2003

  5,957,667

The fair value of the warrants issued in 2003 is $182,976 (2002 - $292,695), and was estimated on the date of grant using the Black Scholes option-pricing model with the similar assumptions adopted by the stock options in 4 (c) below, except that expected life to maturity is 1 year.

(c) Stock options

The Company has a stock option plan (the "Plan") to attract, retain and motivate directors, officers, employees, and certain consultants with options to purchase common shares of the Company. Under the plan, the exercise price of each option must equal or exceed the market price of the Company's stock on the day of grant and the maximum term of any option is five years. The number of shares reserved for issuance (the "Optioned Shares") pursuant to stock options granted to insiders cannot exceed 10% of the outstanding shares of the Corporation. The aggregate number of shares reserved for issuance to any one person cannot exceed 5% of the outstanding shares of the Corporation.  If option rights granted to an individual under the Plan expire or terminate for any reason without having been exercised in respect of certain Optioned Shares, such Optioned Shares may be made available for other options to be granted under the Plan. The Plan is administered by the Board of Directors or any committee designated by the Board, which has full and final authority, but subject to the express provisions of the Plan and the approval of The Toronto Stock Exchange. The following summarizes the employee and director stock options that have been granted, exercised, cancelled or expired during the three years ended December 31, 2003:

Weighted

average

Number of

exercise

Shares

price $

Outstanding, December 31, 2000

  3,930,000

0.47

Options granted

950,000

0.51

Options exercised

(625,000)

0.24

Options expired

   (455,000)

0.69

Outstanding, December 31, 2001

   3,800,000

0.50

Options granted

1,400,000

0.56

Options forfeited

   (50,000)

0.60

Options expired

   (800,000)

0.66

Outstanding, December 31, 2002

  4,350,000

0.49

03/18/0411:11 AM

Options granted

800,000

0.38

Options forfeited

   (250,000)

0.45

Options expired

   (250,000)

0.65

Outstanding, December 31, 2003

   4,650,000

0.47

The Company amended the Plan on March 20, 2003 to reserve additional 1,500,000 common shares for issue and increase the number of common shares available for issue from 7,500,000 to 9,000,000. As of December 31, 2003, there are 6,650,000 additional common shares in reserve available for stock compensation. All options outstanding at December 31, 2003 expire at various dates to November 13, 2008 and are immediately exercisable upon granting.

During the year: (a) 350,000 options that were granted when their exercise price equaled the fair value of the stock at grant date had a weighted-average grant date fair value of $0.39 (2002: 900,000 options - $0.61; 2001: 950,000 - $0.51); and (b) 450,000 options that were granted when its exercise price exceeded the fair value of the stock at grant date had a weighted-average grant date fair value of $0.33 (2002: 500,000 options - $0.43; 2001: none). The weighted-average remaining contractual life of all stock options outstanding is 31 months.

Number of

Exercise

Expiry date

Stock options

price $

December 22, 2004

650,000

0.35

February 4, 2005

150,000

0.49

December 22, 2005

1,000,000

0.43

January 30, 2006

150,000

0.45

June 1, 2006

      800,000

0.52

January 21, 2007

600,000

0.60

February 12, 2007

250,000

0.63

May 17, 2007

250,000

0.51

January 17, 2008

100,000

0.45

January 29, 2008

50,000

0.40

February 5, 2008

50,000

0.40

August 19, 2008

200,000

0.35

August 21, 2008

100,000

0.35

November 13, 2008

      300,000

0.39

   4,650,000

Had the Company recorded compensation expense based on the fair value of the options granted in 2003 and 2002, results would have been as follows:

Loss for the year	2003	2002

As reported	$104,656$	855,658
Pro forma	284,278	1,322,181

Loss per share - basic and fully diluted
As reported	$0.001	$0.011
Pro forma	0.003	0.018

The pro forma disclosure excludes the effect of the options granted prior to the adoption of CICA  3870. The weighted average fair value at the date of grant for stock options granted during the current year was $0.384 per share. The fair value of each option was estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions at the measurement date:

03/18/0411:11 AM

(d) Capital Stock Offering

On December 30, 2002, the Company completed a private offering whereby 6,510,000 flow through units was issued at a price of $0.50 per unit for total gross proceeds of $3,255,000. Each flow through unit consisted of one flow through common share and one half of one common share purchase warrant of the Company exercisable at $1.00 per warrant. In addition, management of the Company subscribed for 90,000 flow through common shares of the Company at a price of $0.50 per share. The agents of the offering were paid underwriting fees of $226,100 and were granted 586,000 common share purchase warrants exercisable for 586,000 common shares of the Company at $0.50 per warrant. All warrants expire within two years from the grant date.

In 2003, the Company completed four stock offerings for total gross proceeds of $2,938,063 and can be summarized as follows:

Each unit issued on May 9 consisted of one common share at $0.30 and one common share purchase warrant of the Company. Each unit issued on November 9 consisted of one common share and one half of one common share purchase warrant of the Company. All warrants issued during the year are exercisable at $0.50 per warrant and expire within eighteen months from the grant date.

Total share issue costs incurred in 2003 was $128,601.

(e) Shareholder Rights Plan

In November 2000, the Board of Directors adopted a Shareholder Rights Plan (the "Plan"), the terms of which are set forth in a Shareholder Rights Plan Agreement dated as of November 17, 2000 between the Company and Equity Transfer Services Inc. The Plan was approved by the shareholders at the annual meeting held on

March 15, 2001. The Plan will be in effect until the 2011 annual meeting, unless terminated earlier by the Board of Directors.

Under the Plan, a right to purchase one of the Company's common shares (a "Right") was issued for each outstanding common share as of November 17, 2000. In addition, a Right will be issued for each share issued subsequent to November 17, 2000 and prior to the separation date of the Rights. The rights are initially not separate from the Company's common shares nor are they represented by separate certificates. However, upon a person acquiring ownership of 20% or more of the Company's common shares (other than by means of complying with the Plan's Permitted Bid provisions or with approval of the Board of Directors of the Company), a holder of a Right (other than the acquiror of 20% or more of the Company's common shares) becomes entitled to exercise the Right and to purchase the number of common shares as determined under the Plan at a 50% discount to the then prevailing market price per share.

Under the Plan, a Permitted Bid is, among other things, a bid made to all shareholders for all common shares that is open for at least 60 days and which must be accepted by holders of at least 50% of the Company's outstanding common shares, excluding shares held by the offeror and certain related parties. If at the end of 60 days, at least 50% of the outstanding shares, other than those owned by

03/18/0411:11 AM

the offeror and certain related parties, have been tendered to the bid, the offeror may take up and pay for the shares, but must extend the bid for a further 10 days to allow other shareholders to tender. The Rights may, in certain circumstances, be redeemed by the Company at a price of $0.00001 per Right.

5.

GOLD CALL OPTIONS

In 1999, the Company entered into gold call option transactions. Call options for 15,000 ounces of gold, exercisable at US$290 per ounce and maturing in June 2001, were sold for US$243,000. Call options for 20,000 ounces of gold, exercisable at US$320 per ounce and maturing in June 2001, were purchased for US$128,000. The Company received cash proceeds of US$106,250 (net of commission of US$8,750). In May 2001, the gold call options contracts expired and the gold call option liability of US$35,000 were recorded as income. In 2001, $10,000 (US$6,500) was paid as interest expense for the balance outstanding since 1999.

6.

INCOME TAXES

The Company has non-capital tax losses of approximately $6,506,000 expiring between 2004 and 2010 which are available to reduce future Canadian taxable income. These losses expire as follows:

The Company has operating losses of approximately US$5,270,000 expiring between 2004 and 2023, which are available to reduce future United States taxable income. The Company did not pay any income taxes in 2003, 2002 or 2001.

The Company's has recorded future income tax liabilities and a future income tax recovery (provision) arising from temporary differences between the accounting values and tax base values of various net capital assets of the Company (using effective tax rates that range from 34% for capital losses to 100% for alternative minimum tax) as follows:

Effective

Description

tax rate (%)

Amount (CD$)

Canadian exploration expenditures (CEE) renounced

36

  3,039,138

Other Canadian net assets

34

(696,647)

Business loss carryover - Canadian

34

(2,219,847)

Atlanta development expenditures

35

4,435,828

Alternative minimum tax - U.S.

100

(50,191)

Tax loss carryover - U.S.

35

(2,391,278)

    (922,135)

Future income tax liability

  2,117,003

Tax provisions arising from CEE renounced are recorded as share issue costs and charged directly to shareholders' equity.

03/18/0411:11 AM

7.

SEGMENTED INFORMATION

The Company has operated in the following geographical segments: Canada, United States, and Indonesia. Corporate administrative activities are conducted from Canada. The income and expenses for the three years ended December 31, 2003, and the assets of those years identifiable to those segments are as follows:

      Canada

USA

Indonesia

Consolidated

December 31, 2003

Interest and other income

$      22,675

    $             117

$                -

$       22,792

Loss (gain) for the year

1,025,383

(920,727)

-

104,656

Identifiable assets

14,350,811

15,980,830

1,450,626

31,782,267

December 31, 2002

Interest and other income

$      23,660

    $             107

$                -

$        23,767

Loss (gain) for the year

855,734

(76)

-

855,658

Identifiable assets

11,859,778

14,304,149

1,444,739

27,608,666

December 31, 2001

Interest and other income

$    262,105

$                  -

$                -

$        262,105

Loss (gain) for the year

948,116

(1,665)

1,158,296

2,104,747

Identifiable assets

10,619,061

13,557,539

1,432,298

25,608,898

8.

CONTINGENCY AND COMMITMENTS

In November 1999, the Company and Atlanta Gold Corporation of America, Inc., the wholly owned U.S. subsidiary of the Company ("Atlanta Gold"), were named as third party defendants in a lawsuit commenced by Monarch against Doe Run Resource Corporation ("Doe Run") with respect to environmental liability on the Butler Ranch, which is adjacent to the Atlanta Property. In 2002, the Company obtained an order from the U.S. District Judge in Boise, Idaho, summarily dismissing the claims against the Company and Atlanta Gold. Doe Run has appealed that order to the United States Court of Appeals for the Ninth Circuit. The Appeal has not yet been heard.

The Company has operating lease commitments for head office space until January 2005, and office equipment until November 2004 as follows:

2004

$ 65,000

2005

$   5,000

The Company, by undertaking the issuance of flow through shares during the year, has made minimum spending commitments of approximately $1,200,000 on Canadian properties for the 2004 fiscal year.

9.

COMPARATIVE FIGURES

Certain comparative amounts have been reclassified to conform to the presentation adopted in 2003.

03/18/0411:11 AM

ITEM 18.

PROFILE

Twin Mining Corporation is a Diamond, Gold Exploration and Gold Mine Development Company. All of its properties are 100% owned.

Twin Mining has discovered gem quality diamonds and opened new exploration frontiers at:

-

Jackson Inlet on the West Coast of the Brodeur Peninsula Baffin Island, Nunavut.

Twin Mining has extracted more than 50 carats, discovered new diamondiferous kimberlites,  established eight new potential kimberlite targets and discovered twelve (12) new kimberlite indicator mineral clusters. Rio Tinto reports the discovery of "..large kimberlite with significant coarse diamond content" within 10 km of Twin Mining's diamondiferous Freightrain and Cargo1 pipes.

-

TORNGAT on the East Side of the Ungava Bay in northern Quebec.

Twin Mining has extracted more than 13 carats, discovered a 37 km long diamondiferous kimberlite dyke system and established two dyke segments with higher stone densities than other examined parts of the dyke. One of the diamonds became the "First Diamond of Quebec", 0.566 carat, 4.97 x 3.87 x 3.40-mm which was cut and polished in Quebec and certified. It has a high color rating of "E" and purity rating of "SI1" and was exhibited at the Museum of Civilization in Quebec City.

Twin Mining is a gold mine developer at:

-

Atlanta Gold in Elmore County, Idaho U.S.A.

The project has a measured mineral resource of 18,042,000 tonnes at a grade of 1.9 g/tonne (1,083,000 ounces) with the upside potential to double it. The high-grade underground gold resources present further upside.

The Atlanta Gold Project is progressing well, the Full Feasibility Study completion is expected early in the second quarter of 2004, the EIS in the fourth quarter of 2004 with gold production scheduled in the second half of 2005.

Twin Mining is a gold explorer on the:

-

Abitibi gold belt, Quebec.

In line with its overall business strategy Twin Mining optioned six gold properties. The properties are located on a section of the belt which produced already 150,000,000 ounces of gold, still produces more than 500,000 ounces per year and has excellent discovery potential. Just recently, a 1,000,000 ounce ore-body was discovered near Twin Mining's properties. Twin Mining was fortunate to make, within only 3 months of exploration, two new gold discoveries on its Normar property of which at least one has potential for economic gold concentrations.

Twin Mining's common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol TWG and the Berlin/Frankfurt OTC (878 341, EDV Kurzel ATG).

Highlights

Jackson Inlet Diamond Project

  Land acquisition in 2003 at Jackson Inlet added 307 claims covering 3,428 square kilometers (847,283 acres) mainly south and east to the core land position, which covers the Freightrain, and Cargo1 pipes. Total land holdings of 532 claims, covering 5,086 square kilometers (1,256,781 acres) are 100% owned.

  A significant NE-SW corridor of kimberlite fragments from kimberlite bodies beneath was discovered between and beyond Freightrain and Cargo1 over a distance of 1.7 kilometers. Samples from those fragments produced 13 diamonds and favorable diamond indicator minerals.

  Eight potential kimberlite targets at Cargo2 were discovered with a high sensitivity ground magnetic (gradiometer) survey. The pattern for kimberlite targets, recognized with this survey, further enhances the significant prospectivity of the area on and surrounding the core claims.

  The 2002 regional till sampling program over the main claim block recovered eclogitic garnet. Mg-ilmenite and spinel were found in anomalous concentrations suggesting the potential for kimberlite sources in addition to Freightrain and Cargo1 pipes.

  Caustic fusion of 1,018 kg of kimberlite core recovered from Cargo1 pipe in 2002, extracted mostly white and transparent diamonds with the largest stones coming from hole JI-CG-04, at 2.34 x 2.25 x 1.65 mm and 0.0869 carat and 2.14 x 1.68 x 1.14 mm and 0.0269 carat. Kimberlite has been intersected in Cargo1 holes as much as 200 meters apart, the kimberlite body remains open in all directions below surface.

  Discovery of twelve (12) new indicator mineral clusters based on the recovery of kimberlite indicator mineral grains from 426 soil and stream sediment samples collected during 2003 exploration season.

TORNGAT Diamond Project

  Analysis of TORNGAT kimberlite samples identified encouraging diamond results on two dyke segments of 900 meters and 400 meters length respectively. Higher stone densities as compared to other sampled parts of the dyke were identified.

Atlanta Gold Project

  The heap leach gold recovery tests were performed on two ore crush sizes. 1/2inch (12.7 mm) and 3/8 inch (9.5 mm) and produced a gold extraction over 121 days of more than 70%. This compares well with the recovery rates obtained from similar gold projects in North and South America. The new gold recovery rates have the potential to improve the economic attractiveness of the Atlanta Gold Project. They form the base of the Full Feasibility Study, which is expected to be completed during the second quarter of 2004.

  The USDA Forest Service has issued the Notice of Intent to start the permitting process and to prepare the Environmental Impact Statement ("EIS") and a Memorandum of Understanding was signed between the Boise National Forest and Atlanta Gold Corporation Inc. a wholly owned subsidiary of Twin Mining. This set the stage for the hiring of Tetra Tech Maxim Technologies to prepare the Atlanta Gold Project EIS scheduled to be completed in the second half of 2004.

Abitibi Gold Exploration

  Twin Mining has optioned six gold properties on the high discovery potential Abitibi gold belt. The six properties are located along a 65 km stretch of the Abitibi gold belt in Quebec near two producing gold mines and a recently discovered +1 million ounce gold deposit.

  Twin Mining made two new gold discoveries on the Normar property, at least one of which has potential for an economic concentration of gold. Because of the gold occurrence within a few hundred meters of the north boundary of the Normar property, 68 claims have been staked to protect the depth and strike extension potential.

Financing and Corporate

  Flow through financing of $3.3 million was completed by the end of 2002 followed by $1.5 million flow-through in July 2003, designated for diamond exploration and gold exploration on the Abitibi gold belt. The successful institutional none-flow-through financing of $1.3 million in November was primarily designated for the development of the Atlanta Gold Project.

  In July, Cedric Ritchie joined Twin Mining's Board of Directors. Mr. Ritchie brings to Twin Mining a wealth of national and international experience in the finance business. He is the former Chairman of Scotia Bank and present Chairman of the Business Development Bank of Canada.

Message to Shareholders

We are in the midst of an unparalleled opportunity to move up to the next level of delivering shareholder value. With an asset portfolio of excellent gold and diamond projects, Twin Mining has become an outstanding, emerging company in the ongoing search for attractive investment value opportunities. Our strong belief in gold and diamonds and their intrinsic long-term value is underscored by the fact that consumers today are buying diamonds and gold as a form of investment and as a hedge against the future.

We remain convinced that our efforts to produce gold by 2005 will pay significant dividends as we are providing our shareholders exposure to a gold market with increasing gold prices for the foreseeable future.

The quality of the Jackson Inlet diamond project has also been substantiated by the report from Rio Tinto on their discovery of diamondiferous kimberlite with coarse diamond content within 10 km from our Freightrain and Cargo1 pipes. These findings also increase the upside in Canadian diamond exploration in general and the scope of our Jackson Inlet Project in particular.

2003 was a successful year for Twin Mining both in creating value for its shareholders, in both the diamond and the gold segments of the Company, and in making every investment dollar count. Twin Mining proved again that it has the expertise, the skills and the resources to produce tangible results and shareholder value in three ways:

Firstly, our diamond assets increased in value with two claim staking campaigns which added 307 claims (3,428 square kilometers), new kimberlite targets in the form of a diamondiferous kimberlite fragment corridor up to 50 meters wide, 8 potential kimberlite pipes and 426 till samples.

Secondly, our gold development asset value made a significant leap forward as our Atlanta Gold Project development picked up speed, bringing us closer to production and positive cash flow. We also acquired new gold exploration assets of high discovery potential by optioning six properties on the Abitibi gold belt. This area, which recently produced a 1 million ounce gold orebody for Agnico Eagle nearby, gave us after only 3 months drilling two gold discoveries on our Normar property. At least one of the new gold discoveries has already indicated potential for an economic concentration of gold, creating and realizing value.

As our assets are the building blocks for our growth and shareholder wealth, Twin Mining has been careful in selecting assets and successful in picking winners.

In 1997, in a merger between Atlanta Gold Corporation and Voisey Bay Resources Inc., the Atlanta Gold Project became the key asset for Twin Gold Corporation, the emerging new company. Metallurgical test results and detailed engineering studies to prepare the Full Feasibility Study thus prove that we have a "company maker" in Atlanta.

In 2000, we were pioneers in doing a deal with Helix, a private company, to acquire a diamond property on the Brodeur Peninsula of Baffin Island, Nunavut. By 2002, exploration activities had delivered more than 50 carats of gem-quality diamonds up to 1.557 carats in size and the Company presented the find at a "Diamond Showing" at the Hilton, Toronto. The exceptional quality of the diamonds and the coarse diamond content of the kimberlites explored to date encouraged the us to acquire more land and Twin Mining is now the 100 per cent owner of 1.02 million acres.

Rio Tinto ("RTZ"), our closest exploration neighbor reported the discovery and drill results of a "large kimberlite with significant coarse diamond content" plus two other kimberlites, which remain to be drilled. These kimberlites are located near Twin Mining's Freightrain and Cargo1 pipes. RTZ also reported another 20 drill targets to be investigated.

For 2004, our challenge is to develop better public relations and exposure and consequently increase market awareness of Twin Mining so as to fully realize the underlying value of Twin Mining as one of Canada's premier emerging mining companies.

OUTLOOK

Twin Mining has succeeded in 2003 in raising flow-through and non-flow-through funds of $3 million to develop and sustain its project pipeline, in particular the development of the Atlanta Gold Project targeted for production in 2005. It is our belief, so well expressed in the Volume1 - Issue1- First Quarter 2004 issue of the Gold Stock Investor, that "the most effective and the lowest risk way to gain a large exposure to the gold market - and at the same time have some expectation of near term gains - is to own a company that has an early stage gold deposit. The advantage of owning these early stage companies is that even as we wait for a big gain in the gold price, the value of the company should continue to increase as drilling and other work advances the deposit".

For its prospective diamond program Twin Mining's objective is to work with major joint venture partners to deal with the large capital requirements of these projects. For the Atlanta Gold Project equity financing is required until debt financing for the project-loan takes over.

Diamonds

"For 2003 world polished diamond demand continued to increase, after a very strong rebound in 2002. In US$ terms, exports from India increased 14 percent and imports into the USA increased 5 percent.

Global rough diamond production increased an estimated 15 percent by dollar value. This is partly accounted for by increased production from Botswana and the commissioning of the Diavik mine, and partly by higher rough prices. De Beers introduced 2 price hikes during the course of 2003.

The open rough diamond market has been strong throughout the year as manufacturers competed for availability in order to run their factories at capacity. The introduction of computer aided design and laser sawing came into full swing, greatly increasing productivity (30 percent) and significantly improving product quality.

Polished demand has been, and continues to be strong in the small sizes (1/20 carat and smaller) and better melee (1/10 carat). This is good news for diamond mining companies as the melee size fraction represents the bulk on the production. 2 - 5 carat polished diamonds are under the most acute demand pressure.

In January 2004, De Beers has increased its prices by an overall 3% percent already. The trend of 2003 is thus likely to continue with quality polished in strong demand. The production of Diavik, as it reaches full capacity, is a needed addition, as the quality of its diamonds answers that demand.

For the medium term the consensus is that the supply demand gap will grow, as there are no plans for major new diamond deposits coming into production. De Beers has hiked up capacity in Botswana already and at the same time reduced its inventory. Because of a growing shortfall in production, more attention will be given to diamond exploration and more funds are being made available."*

Gold

"Gold and its relationship with the U.S. dollar have been in lockstep. The greenback is expected to fall at least another 40 percent during the next twelve months, which augurs well for gold.

We continue to believe that gold is in the early stage of its bull market following an extended two-decade bear period. Noteworthy is that gold has established successfully higher major support levels and thus technically is in excellent shape. We continue to expect gold to surpass $510 an ounce and eventually a new high.

We expect the dollar sell-off to continue with downward pressure from the rising current account deficit."* *

We are committed to the creation of value for our shareholders and have provided the base in diamonds and gold for a successful year 2004. We thank you, our shareholders and stakeholders for your continued support and loyalty.

/s/ Hermann Derbuch

Hermann Derbuch, P.Eng.

Chairman, President & CEO

January, 2004

*    Diamond Trading N.V. of Antwerp, Belgium, Internal Report

**  Maison Placements Canada - Gold Report December 16, 2003

Jackson Inlet Diamond Project

Baffin Island, Nunavut  -100% ownership

A YEAR OF DISCOVERIES

Verification of Major Diamondiferous Kimberlite Province

Twin Mining's fourth exploration season on the Brodeur Peninsula brought definitive verification of a major new diamondiferous kimberlite province. A key verification component was the November 2003 announcement by Rio Tinto PLC of three pipes located some 8-10 km from Twin Mining's Freightrain-Cargo1 pipes and 20 more targets remaining to be tested by their Kennecott Canada subsidiary. Equally important, was the discovery by Twin Mining of a 1.7 km train of diamondiferous kimberlite fragments extending NE and SW of Cargo1 pipe, the recovery of a micro-diamond from basal till at Cargo 2, the detection of 12 widespread clusters of indicator mineral grains in soil and stream sediments, and, the definition of 8 ground magnetic anomalies in the Freightrain and Cargo2 areas.

An early awareness of the enhanced economic potential precipitated two claim staking campaigns during the year. The first added 1,145 sq. km following receipt of indicator mineral counts from the 2002 till sampling program and evidence of diamonds at Cargo2.

Following the discovery of the 1.7 km kimberlite fragment trail and detailed ground magnetic survey confirmation of previously inferred geological controls of kimberlite emplacement, Twin Mining staked a further contiguous 2,283 sq. km to the east and south. After allowing for the expiry of 5 claims where results did not warrant further exploration, the net 100%-owned land position at the end of 2003 was 4,129 sq. km (1,020,345 acres).

2003 Exploration Program Objectives

The indicator mineral distribution from 489 soil samples collected in 2002 together with recovery of the micro-diamond from till immediately above bedrock in drill hole JI-CG2-02 led to a change in the 2003 exploration program objectives discussed in last year's annual report.  Instead of drilling to establish geometry of the Freightrain pipe and the drill testing of other targets, it was decided that given immediate attention to the overall upside potential of the project would enable Twin Mining to acquire the most favorable land position on the Peninsula.

Reinterpretation of government aeromagnetic data in light of the distribution of known kimberlites and indicator minerals made possible the selection of priority areas for claim staking. Two high sensitivity ground magnetic surveys were carried out by JVX Ltd. to further clarify structural control of kimberlite emplacement and to clearly define drill targets not readily apparent from low resolution and suspect data obtained by 2002 ground magnetic surveys. The soil sampling area was considerably enlarged from the initially contemplated survey of selected claims and target areas. Soil sampling was supplemented by collection of stream sediments at an approximate density of one sample per 42 sq. km in order to cover as much of the newly staked claims as possible on a reconnaissance basis.

Drill Sampling Program

Results from the 2002 exploration reported during 2003

In 2003, analytical testing was finalized on bedrock and overburden recovered from ten holes (1,173m) drilled (NQ core, 47-mm diameter) at four targets during the July-September period of 2002. The Cargo2 and ANO 10 magnetic anomalies detected by the 2001 Fugro Sial helicopter-borne survey were each tested by three holes and another hole tested ANO 9.

The three holes at ANO 10 and one at the nearby ANO 9 (2.5 km) did not encounter kimberlite nor explain both airborne and ground magnetic anomalies. Drilling at Cargo2 recovered a micro-diamond from till immediately above bedrock in drill hole JI-CG2-02.

The objective of two of the three holes drilled at Cargo1 pipe (JI-CG1-03 & -04) was to obtain representative samples from the fine grained ashy core facies and the coarse rim facies.

Laboratory investigations of the third hole (JI-CG1-05) revealed low magnetic susceptibility of the core which explains the weak magnetic anomalies over this and a number of other suspected kimberlites. The two other holes intersected as much as 200 meters apart and the dimensions of the pipe could be much larger than what the magnetic contours indicate.

Summary of Caustic Fusion Processing Results,

Cargo 1 kimberlite drill holes JI-CGI-03, -04 and -05

Hole No.	Weight (kg)	Diamonds Recovered by Sieve Class (square mesh opening in millimeters)
		+1.7 mm	1.18 mm	0.85 mm	0.600 mm	0.425 mm	0.300 mm	0.212 mm	0.150 mm	0.100 mm	Total
03	284	0	0	0	0	1	2	7	12	20	42
04	647	1	1	0	2	5	17	24	53	86	189
05	87	0	0	0	0	0	0	0	5	5	10
Total	1018	1	1	0	2	6	19	31	70	111	241

the diamonds are mostly white and transparent.  Largest stones (JI-CG1-04): 2.34 x 2.25 x 1.65mm  - 0.0869 carat;  2.14 x 1.68 x 1.14mm - 0.0269 carats

Soil and Stream Sediment Sampling

Results from the 2002 exploration reported during 2003

Results were received in 2003 from processing and indicator mineral grain selection by SGS Lakefield Research Limited on 489 soil samples which were collected in 2002. The 2002 regional till sampling program covered the main claim block at that time. The sampling involved collection of approximately 25 kg of till at 400-metre intervals on lines two kilometers apart in the Freightrain-Cargo1 pipe and Cargo2 areas and four kilometers apart elsewhere.  Pyrope and eclogitic garnet, Mg-ilmenite and spinel were found in anomalous concentrations in a number of clusters, most notably at Cargo2 and immediately surrounding the Freightrain and Cargo1 pipes.

2003 Exploration Results

Discovery of twelve (12) new indicator mineral clusters

During the 2003 field season a further 426 samples were collected to define airborne survey targets in a large portion of the newly staked claims and to determine whether discrete and separate drill targets are present in the immediate vicinity of Freightrain and Cargo1 pipes.  Based on the recovery of kimberlite indicator mineral grains from the 355 soil and 71 stream sediment samples, twelve (12) new kimberlite indicator mineral clusters were discovered. Of the 426 samples collected, 110 contained kimberlite indicator minerals.

RioTinto KIMBERLITE PIPES
FREIGHTRAIN
CARGO1
CARGO2 AREA
PRINCE REGENT INLET
ADMIRALTY INLET
1,2 3
4
5
6
7
8
9
10
11
12
73 °Lat.
-89 ° Long.
-87 ° Long.
NAD 27
ZONE 18
KIMBERLITE INDICATOR
RESULTS
2003 SURVEY
SOIL SAMPLE INDICATOR MINERAL CLUSTERS
STREAM SEDIMENT INDICATOR MINERAL CLUSTERS
TWIN MINING PIPES
SURVEY COVERAGE
soil sampling -500 m intervals on NS lines 1 to 4 km apart
stream sediment sampling only - 1 sample per 42 sq km no soil sampling to date no sampling to date
20 KILOMETRES

Seven of the twelve (12) clusters are located in the eastern half of Twin Mining's new claim block from 72 degrees 15' to 73 degrees 15' latitude. Several of the seven clusters correlate well with airborne magnetic anomalies and intersecting structures, which enhances the probability of their relationship to kimberlite targets. Five clusters are within 3 to 6 km of the Freightrain and Cargo1 pipes. The high numbers of kimberlite indicator minerals from the five areas provide strong evidence of kimberlite bodies under shallow overburden cover. These new indicator mineral clusters are in addition to the previously reported finds of the diamondiferous kimberlite fragment corridor between Freightrain and Cargo1 pipes and the eight potential kimberlite targets at Cargo2.

(*)  High indicator mineral counts are due to 2 of 5 samples taken closer to outcropping Freightrain kimberlite.

In 2003, most soil and stream sediment samples were collected at approximately 500 m intervals along 4 km spaced N-S lines. Samples collected near Freightrain and Cargo1 pipes were more closely spaced, at 500 m by 1 km. The samples cover 3,490 sq. km of the 100% owned 5,086 sq. km Jackson Inlet diamond property.

A heavy mineral concentrate was produced by SGS Lakefield Research Limited followed by diamond indicator mineral picking by HDM Laboratories Inc. The HDM facilities are located in Loveland, CO, U.S.A., and the company has specialized in kimberlite indicator mineral recovery and evaluation for 10 years.

Discovery of Cargo1 Pipe Corridor of Diamondiferous Kimberlite Fragments

In July 2003, Twin Mining's field personnel made a significant discovery of kimberlite fragments by careful classic prospecting along a NE-SW corridor that connects Freightrain with Cargo1 pipes. The fragments, which are interpreted to originate from kimberlite bodies beneath and brought to surface by frost boil action, are distributed across up to 50 meters width within this corridor. They were surveyed and sampled over a distance of 1.7 km; 1 km SW from Cargo1 pipe towards Freightrain and 0.7 km to the NE beyond Cargo1 pipe. They show no evidence of transport.

Three kimberlite fragment samples totaling 50.5 kg collected from separate portions along the 1.7 km were analyzed by SGS Lakefield Research Limited. Diamond indicator minerals were extracted from two of the three samples and one was analyzed for diamond content only. Thirteen micro diamonds were extracted from the three samples.

KIMBERLITE FRAGMENTS
2003 EXPLORATION DISCOVERY
River
N
Tan colored soil
JI-CG1-05
JI-CG1-04
JI-CG1-03
JI-CG1-02
JI-CG1-01
CARGO 1 PIPE OUTLINE
(Based on drill holes and ground geophysics)
DEEP CANYON
250 metres
Kimberlite fragments
JI-CG2-03
Diamond drill hole
River

Jackson Inlet Project

Regarding diamond indicator minerals, the SGS Lakefield report states that "highly depleted sub-calcic Cr-pyrope garnet (G10) and rare high-pressure eclogitic garnet, which are associated with diamonds and occur as inclusions in diamonds, are present, as is mantle ilmenite. Mantle ilmenite compositions indicate that diamond will be highly preserved, if present."

"Pressures and temperatures calculated using single clinopyroxene geothermometry for clinopyroxene grains that are interpreted to have equilibrated with garnet in garnet lherzolite, indicate that all of these clinopyroxenes and host kimberlites erupted from within the diamond stability field. Calculated pressures and temperatures form a linear array coincident with a relatively cool 35 to 40 mW/m(2) conductive geotherm similar to that of geothermal arrays for kimberlites from the Slave province in Canada."

Discovery of Eight Potential Kimberlite Pipes

High sensitivity ground magnetic (gradiometer) surveys were performed by JVX Ltd. in July and August 2003 over a 2 km by 3 km area encompassing Fugro Sial's Cargo2 aeromagnetic anomaly as well as a 2 km by 6 km corridor encompassing Freightrain and Cargo1 pipes (Gap Grid).  Objectives of the latter survey were to identify new or satellite pipes and to determine whether the kimberlite fragment trail reflects bodies that are as magnetic as the initially discovered portion of Cargo1 pipe or whether the source is probably more like the weakly magnetic northeast portion of the pipe probed by drill hole JI-CG1-05.

At Cargo2, the objectives were to define the anomalies, which were not established by the 2002 survey, and to develop drill targets for 2004. These objectives were exceeded in that the small area (6 sq. km) yielded 8 anomalies, about which the JVX reports concludes that "if kimberlite is recognized at Anomaly A-I this entire trend becomes prospective."  The JVX report describes A-I, that is Cargo2, from which the grid takes its name, as "a moderate anomaly with an amplitude of about 23 nT spread over a roughly circular area about 300m across."  They describe Anomaly A-IV as "probably the most intriguing anomaly on the grid. The intensity of this anomaly is comparable to Cargo2 but it appears to be the strongest of a series of 5 magnetic highs that trend NW-SE."

Within the Gap Grid, the JVX survey clearly defined 5 lobes or components of the Freightrain kimberlite the most prominent of which are one that is approximately

22 nT and "roughly 125 by 100 m, flanked on the North, West, and East by magnetic lows", and, a second of 20 nT that is "roughly 100 by 150 m with secondary lobes to the northeast".

JVX recommends prospecting about 0.75 km northeast of the Freightrain anomaly in the vicinity of Anomaly 2, a new anomaly of which the "source probably extends to depth as there is no accompanying magnetic low".

The JVX report describes Cargo1 pipe as  "a strong (~ 15 nT), roughly circular magnetic high.  It is about 160 m across and it is truncated on the northeast side by a magnetic depression".  The kimberlite bodies discovered over 1.7 km on the Freightrain - Cargo1 pipes corridor are visible on surface as a diamondiferous kimberlite fragment corridor. Due to their low magnetic susceptibility their magnetic footprint is very faint.

TORNGAT Diamond Project

Nunavik, Northern Quebec - 100% ownership

In January 2003, encouraging results from 15 samples, ranging in weight from 24 kg to 100 kg, were announced. The samples, collected during 2002, originated from two outcropping dyke segments (900 and 400 meters in length) produced 349 diamonds of 0.174 total carats and 197 diamonds of 0.129 total carats respectively.

A diamond indicator mineral extraction selection, analysis and evaluation on these samples was performed by SGS Lakefield Research Limited to provide data with which to correlate diamond prospectivity, as determined by mineral chemistry interpretation, with historical micro- and macro-diamond recoveries, and to provide data for any future micro-diamond sampling program.

Interpretation of microprobe data from the extracted diamond indicator minerals shows that:

1.   The interpretation of garnet mineral chemistry suggests that sample site DU has high diamond prospectivity, as it produced the greatest number of garnets associated with potentially diamondiferous mantle source rocks.

2.    Sub-calcic, Cr-pyrope garnet having a dunitic or harzburgitic parentage constitutes between 1 and 70% of the garnet population. Sub-calcic, Cr-pyrope garnet (G10) is abundant in heavy mineral concentrates produced from sample site DU (57%) (see Figure 3: CaO  vs. Cr2O3 Garnet Plot).

CaO vs Cr2O3 Garnet Plot
Harzburgitic Garnet
Lherzolitic Garnet
Eclogitic Garnet
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Cr2O3 (wt. %)
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
9.0
10.0
11.0
12.0
CaO (wt. %)
DU - Eclogitic Garnet
DU - Peridotitic Garnet

3.     Between 1 and 22% of the garnet populations are classified as potentially high-pressure eclogitic garnets, similar to the compositions of eclogitic garnet in diamondiferous eclogite xenoliths. 22% of the garnets in sample site DU concentrates are such eclogitc garnets (see Figure II: Na2O vs. TiO2 garnet plot).

Na$_2$O vs TiO$_2$ Garnet Plot
Garnet Megacrysts
Eclogitic Garnet from Diamondiferous Source Rocks
TiO$_2$ (wt. %)
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0.0
0.1
0.2
0.3
0.4
0.5
Na$_2$O (wt. %)
DU - Eclogitic Garnet
DU - Peridotitic Garnet

AMEC E & C Services Limited performed a review of the diamond size distribution on the dyke segments and recommended a desktop study to identify other segments of the dyke with favorable indicator mineral chemistry. These prospective segments should be sampled to determine micro-diamond counts and combined with a drilling program to investigate potential diamond grade anomalies at depth.

The TORNGAT property consists of three mine exploration permits totaling 327 square kilometers. We discovered a diamondiferous kimberlite dyke system with a total combined length of 37 km and a width of up to 2.3 meters. Management is pursuing Joint Venture as an option to advance TORNGAT in the coming years.

Atlanta Gold Project

Elmore County, Idaho, U.S.A. - 100% ownership

The Atlanta Gold project is moving quickly forward to match the surging price of gold.  Atlanta is an advanced development gold project owned 100% by the Atlanta Gold Corporation of America Inc. (Atlanta Gold), a wholly owned subsidiary of Twin Mining Corporation.  The Atlanta Gold Project is being prepared for start of construction in spring 2005 and gold production in the fourth quarter of 2005.

Environmental Permitting

Plan of Operations

In April 2003, a proposed Plan of Operations was submitted to the USDA Forest Service, Idaho City Ranger District, which outlined the mining plan for the Atlanta Gold Project.  As the lead Federal agency for the environmental permitting process, the US Forest Service (USFS) issued a Notice of Intent on July 10, requiring the preparation of an Environmental Impact Statement (EIS) for the project.  A Memorandum of Understanding (MOU) outlining the procedures and responsibilities of the USFS and Atlanta Gold for the preparation of the EIS was executed on July 10, 2003.

The EIS Process

The USFS selected a third-party environmental contractor to prepare the EIS and in early October, Tetra Tech Maxim Technologies (Maxim) was chosen as the third-party contractor. Maxim has extensive experience in the preparation of mine related environmental studies and recently completed the EIS for the Astaris Dry Valley Mine (Phosphate) located in southeast Idaho.   At the same time, Atlanta Gold appointed Patrick J. Maley as Environmental Manager for the project as the Company's representative in this process of preparing the EIS.  Mr. Maley is highly qualified and held similar positions with companies like Battle Mountain, Sante Fe Pacific Gold Corporation and ASARCO.

Environmental data collection began in mid-October with field crews active on the mine site working through the fall and winter.  Surface water, ground water, cultural resources, soils, fisheries, wildlife, and air quality, are all being studied to evaluate the potential impacts of the project.   New information is being collected to up-date and supplement the extensive, existing baseline data that is available from a Draft EIS that was prepared in the late l980s on the project.

Once the Final EIS has been completed, a Record of Decision (ROD) is issued by the USFS, which is the final step in the federal permitting process.  State and local permits are being developed in parallel with the EIS process.  Completion of the permitting process is planned for the fourth quarter 2004 or first quarter 2005.

Atlanta Gold Corporation Inc. believes that the EIS and permitting process is a partnership between the company, the federal, state and local agencies, and the public.  Effective participation in the process is encouraged and critical to our success.

Metallurgical Drilling and Testing

Results from the metallurgical fall 2002 core drilling program were received in January 22, 2003 and approximately 2.9 tonnes of core samples were shipped to Kappes Cassiday and Associates of Reno, Nevada for column leach testing.  Fourteen column tests were run on four composite samples taken from the Monarch and Idaho ore bodies.  The composites were tested at two crush sizes, 12.7 mm and 9.5 mm (0.5 inch and 0.375 inch) and were leached for 121 days.  All columns were agglomerated with cement and lime, which provides both pH control and enhanced porosity in the heap to maximize gold extraction.

Gold extraction increased significantly as a result of the finer crush size and longer leach time when compared to past testing that used coarser crush sizes of 38.1 mm to 50.8 mm (1.50 to 2 inches) and a 60 day leach cycle.  In fact, gold extraction from the column tests for the bulk of the ore body exceeds 70%.  An overall average of 54% silver extraction in was achieved in the column testing.

Atlanta Project - Final Column Leach Results

Sample	Crush Size	Calculated Head Grade-Gold	Gold Extraction
Monarch Pit High Extraction*	0.5 inch (12.7 mm)	0.089 oz/ton (3.04 g/tonne)	77%
Monarch Pit High Extraction	0.375 inch (9.5 mm)	0.076 oz/ton (2.60 g/tonne)	75%
Monarch Pit Moderate Extraction	0.5 inch (12.7 mm)	0.102 oz/ton (3.49 g/tonne)	70%
Monarch Pit Moderate Extraction	0.375 inch (9.5 mm)	0.110 oz/ton (3.76 g/tonne)	72%

*High extraction means a high recovery of gold when cyanide is applied to the heap.

Full Feasibility Study

Behre Dolbear and Company of Denver, Colorado has been appointed to act as the manager of the final feasibility study and is also responsible for the calculation of a new mineral resource, the mineable reserve, and the mine operating plan.  It is anticipated that the final feasibility study will be completed by the end of the first quarter 2004.  The Atlanta deposits are to be developed as a conventional open pit, heap leach operation.    The current measured mineral resource calculated as part of a l998 Behre Dolbear Scoping Study, based upon a cut-off grade of 0.68 grams per tonne (0.02 ounce per ton), is 18,042,000 metric tonnes grading 1.9 grams gold per tonne (1,083,000 ounces contained gold) and 5.6 grams silver per tonne (3,248,000 ounces contained silver).

Improved gold recovery results from the Kappes Cassiday & Associates metallurgical testing program will be incorporated into the study and final capital and operating costs will be developed.  These up-dated economic parameters will then be used to calculate the new mineable reserve for Atlanta, which will form the economic basis of the feasibility study.

Once the final feasibility study is complete and the EIS process well underway by mid-2004, project financing will be sought to maintain our targeted start of construction by the 2nd quarter of 2005.

The Atlanta Gold Project Team

To ensure the Atlanta Gold Mine is being built in an efficient, timely and cost effective manner Doug Glaspey, Project Manager for Atlanta Gold is assisted by Lance D. Vacon, registered professional geologist and by Pat Maley, Environmental Manager and by Behre Dolbear and Company ("Behre Dolbear") with their experienced staff, Behre Dolbear supervise the Full

Feasibility Study and are responsible for establishing mine reserves, mining schedule and the economic mine model.

Other highly qualified project partners and their areas of responsibility are as follows:

ACZ Laboratories, Inc. - chemical analysis of environmental samples

Air Sciences Inc. - air quality

Baird Hanson Williams LLP - legal counsel for NEPA, NPDES and wetlands issues

Haz-Tech Drilling Inc. - drill geotechnical holes

Kappes Cassiday & Associates - metallurgical testing

Knight Piesold Consulting - geotechnical design of leach pads, rock dumps, process ponds and water balance

Layne Christensen Company - drill groundwater monitoring wells and piezometers

Lyntek Inc. - Feasibility Study, process plant and ancillary facilities

Parsons Behle and Latimer - legal counsel for air quality issues

RTR Resource Management Inc. (formerly Earthworks Technology) - NPDES and transportation management plan.

Steffen Robertson & Kirsten (U.S.), Inc  - geochemistry, hydrogeology, surface & groundwater, reclamation/closure plan

Tetra Tech Maxim Technologies, Inc. - Third Party EIS Contractor.  EIS scoping and preparation; fisheries, wildlife, cultural resources, vegetation, soils, wetlands socio-economic impacts

According to the needs of the project people and/or companies may vary.

Abitibi Gold Project

Bousquet Township, Quebec - Breakwater Option

A YEAR OF DISCOVERIES

Gold's role is firmly reestablished as a store of value and is widely predicted to show strong growth in coming years.

In view of the positive market developments for the yellow metal, Twin Mining decided early in 2003 to build on its Atlanta Gold to expand its gold sector and develop a project pipeline. Atlanta Gold now approaches the completion of the full feasibility study and is expected to be a producer by 2005. Considering the lead times from exploration to production, the Company decided, for its next gold project, to acquire strategically located gold properties in historically productive gold districts in North America.

After examining data on numerous individual opportunities, it became apparent that history has demonstrated the Abitibi volcanic belt to be characterized by one of the highest probabilities for discovering new or adding to known gold resources. And Quebec is the top ranked North American jurisdiction for mining investment according to the Fraser Institute, both with respect to policy and mineral potential.

The Abitibi gold belt is the source of approximately 5,000 (150 million ounces) of the 8,000 tonnes of gold which have been extracted from the Superior Province of the Canadian Shield. Quebec's portion of the belt continues to yield many new discoveries and annual production exceeds one million ounces, of which a large portion is from the Doyon-Bousquet-LaRonde Mining Camp.

Breakwater Option

In late August 2003, Breakwater Resources Ltd. granted Twin Mining an option to acquire up to an 80% interest in the 6 properties along Quebec's Cadillac-Malartic portion of the Abitibi gold belt. The 6 properties, totaling 2,721 hectares, are known as Normar, Malartic "H", Malartic "H" Annex, Mouskor, Joannes North and Joannes West. Under terms of the option agreement, Twin Mining is required to spend $150,000 before September 2004 and make a payment of $25,000 on that date to renew the option. An expenditure of $3.5 million and payments totaling $125,000 will be required to maintain the option through September 2008 and earn an initial 60% interest. Twin Mining can then purchase a further 10% interest for $100,000 and an additional 10% by completing an independent feasibility study and paying $500,000. There is a provision to buy Breakwater out of the project for $1,500,000 if it decides not to participate in the development of the properties.

2003 Exploration Program and Results

Historical Basis for program planning

Following a comprehensive review of Breakwater's information on the optioned properties, an exploration program was established to focus on Normar, Malartic "H", Malartic "H" Annex and the Mouskor claims.

Normar was selected as having a high potential for discovery of a gold resource because it straddles the prolific Cadillac Break which most recently has yielded Agnico Eagle's impressive Lapa gold deposit about 20 km to the east. Past drilling had confirmed the existence of the Decoeur and Paquin gold deposits for which Breakwater reports cited a combined "drill-indicated mineral inventory" of 60,000 tonnes at 6.6 g of gold per tonne. This grade is better than the 5.3 g Au/t reserve grade at Cambior's Doyon mine some 8 km to the northeast.

The Malartic "H" property is situated on the northern limb of the Malartic Syncline which hosts within 2.5 km of the property boundary the Black Cliff, Marban, Malartic Hygrade, Norlartic and Camflo gold mines. Production from these mines has exceeded 2 million ounces. Up to six gold-bearing zones are associated with the Norbenite/Norlartic shear where it crosses the south portion of the Malartic "H" claims. The shear zone continues on to the south where it has yielded significant gold production.  Portions of the Malartic "H" zones, from one of the deeper holes reported in Breakwater files, assayed 5.33 g Au/t over 1.05 m, 5.54 g Au/t over 1.76 m, 7.93 g Au/t over 2.25 m, 42.7 g Au/t over 0.9 m and 3.86 g Au/t over 2.89 m.

On the Malartic "H" Annex claims gold has been known to be associated with pyrite where a prominent shear zone cuts basaltic volcanics ("Discovery Zone"). Over 2 million ounces of gold have been produced from the Siscoe and Sullivan mines, which are located on the same shear zone.  This is the only property for which Breakwater files revealed that additional geophysical coverage might result in definition of new drill targets. Thus, it was decided to conduct induced polarization and magnetometer surveys to focus drilling on unexplored parts of the shear zone with the highest gold potential. Grab samples from a trench on the "Discovery Zone" were reported in Breakwater files to have returned gold values of more than 1,800 g Au/tonne.  A drill hole (M-3, 1936) under this mineralization encountered sections which assayed 94 g Au/t over 0.35 m, 31 g Au/t over 0.34 m and 21 g Au/t over 0.65 m.

The Mouskor property is considered to be located on the same favorable horizon, which to the east contains the Doyon, Bousquet #1, Bousquet #2 and Dumagami Mines. More than 5 million ounces of gold already have been produced from the Doyon and Bousquet #1 mines.

Exploration Execution

With the high prospectivity of the area Twin Mining set its objectives to make a significant gold discovery.

Forage Benoit/Benoit Diamond Drilling Limited commenced drilling in September 2003. Six (6) drill rigs (BQ, 36.5 mm core diameter) were deployed on the four properties.

Exploration Results

Mouskor 10 holes (2,191 m) Malartic "H" and Malartic "H" Annex

20 holes (9,392 m)

The described gold zones were tested at depth, as were several geophysical targets. Overall continuity was confirmed while grade and thickness did not change.

Two Gold Discoveries on Normar

31 holes (11,008 m)

Although thickness did not change previously interpreted mineralization continuity at Decoeur and Paquin was consistent with previous results. To complement the investigation of the known gold occurrences, profiles were drilled across other areas of favorable geology on the property. One gold discovery was made with three "profile" holes. Two were drilled into a package of intrusive highly altered tonalite intersected gold values which showed a more than eightfold increase in the lower 40 meters from hole # TMN-03-07 to hole # TMN-03-08 approximately 130 meters vertically below. The third hole, TMN-03-31, collared 400 meters to the west, encountered 148.7 meters of tonalite and produced a 1.5 m intersection of 5.67 g/t Au (3.82 g/t Au pulp check assay). The discovery zone has an indicated width of approximately 100 meters, a strike length of more than 500 meters and an apparent steep northerly dip.  A review of the geological and assay results by Roscoe Postle Associates Inc. concluded that this newly discovered mineralized area has potential for an economic concentration of gold.

An additional 68 Claims, staked by Twin Mining in Dec 2003, adjoin the north boundary of the Breakwater Option
675000
676000
677000
678000
5345000
5344000
5343000
5.67g Au/t (check @ 3.83) 1.5m
Highway No. 117
Diabase Dyke
Diabase Dyke
Diabase Dyke
Tonalite Zone
7 (discovery hole)
Cadillac - Larder Lake Fault
East - West Trending Cadillac Deformation Corridor
29
31
30
8
24
6
18
19
9
5
10
3
4
26
27
1
22
2
28
25
17
16
21
23
11
12
20
13
14
15
Paquin
Paquin East
Decoeur
TMN-03-19 - Assay (480.1 - 480.7m)
0.6m @30.75 g Au/t by metallics fire assay on 518.2g sample (46.2g/t average on 2 - 30g samples) from 2m sulphide-rich portion in first of two quartz injection zones anomalous in gold: 473.8 - 486.1m and 510.4 - 524.2m.
MOUSKOR
Bousquet
La Ronde
NORMAR OPTION
Doyon
Lapa
N
0 5 10km
CURRENT PRODUCER
Gold exploration properties in Quebec
Lac Bousquet
Kiekkiek (Bousquet) Shear
Canadian National Railway
Twin Mining Corporation
Abitibi Gold Project
Normar - Breakwater Option
2003 Drill Hole Plan
N
0 500 1000
Meters
Date: February 12, 2004

Another "profile" hole to the north of the Paquin East zone, TMN03-19, returned an uncut assay of 44.7 g/t Au from a 0.6 m interval within a 12.5 m intersection containing numerous blue to smokey quartz injection veinlets and veins, sericitic alteration and silicification, arsenopyrite (locally > 5%), pyrrhotite and pyrite. Most sulphides are fine grained and mainly in altered dark siltstone at the margin of the quartz veins. This intersection is more sulphide-rich and stratigraphically separated by at least 150 m from Paquin East.

New claim staking

Because of occurrence of the gold discovery in tonalite within a few hundred meters of the north boundary of the Normar property, 68 claims (1, 083 hectares) were staked in late December to protect the depth and strike extension potential. These claims bridge a gap between Normar and Cambior's Doyon mine property to the east.

Further work is planned for 2004 to assess the extent and economic of these high-grade discoveries and their potential to become Twin Mining's next "Development Project".

Layuh Gold Project

Kalimantan, Indonesia

Twin Mining's 85 % Joint Venture interest in the Layuh gold exploration project is based on an application for a Seventh Generation Draft C.O.W. ("Contract of Work") and extensions for the Approval in Principle, now requested for the 5th time. The request was made to the Directorate General of Geology and Mineral Resources who passed it on for further processing to the South Kalimantan Governor. Twin Mining's Indonesian partner on this property is PT Harita Jayaraya. The project is held by Twin Mining through its 100% owned subsidiary Twin Gold Cayman Corporation.

The property has produced encouraging results with gold samples in the Layuh breccia zone assaying up to 7.31 g/t Au. There was also significant porphyry style mineralization observed similar to Newmont's Batu Hijau mine on the island of Sumbawa in Indonesian Archipelago.

The Layuh Project is in the early stages of exploration with very positive early indicators for significant gold-copper potential. Twin Mining has executed a Confidentiality Agreement with a major explorer in the region with the objective to form a Joint Venture to develop Layuh.

Corporate Governance

Introduction

The Board of Directors and management of the Company believe that effective corporate governance is important to the prudent direction and operation of the Company and are committed to instituting and monitoring such policies, procedures, practices and structures as are necessary to ensure effective corporate governance so as to best serve the interests of all shareholders.  The Company's corporate governance practices and policies are subject to ongoing review and refinement, having regard to changes within the Company and having regard to changes in applicable laws and regulatory policies.

Governance Structure

The Board of Directors represents the shareholders' interest in its oversight of management and how they discharge their responsibilities. Consequently, the Board of Directors forms committees, as the need arises, to provide strategic direction to management and oversee execution of corporate strategy. Currently, the only committee of the Board of Directors of the Company is the Audit Committee. During 2003, the Board of Directors adopted a formal Charter of the Audit Committee, setting out that Committee's responsibilities and practices within the governance framework of the company. Each member of the Audit Committee meets the independence requirements established by the various securities regulatory authorities. A copy of the Audit Committee Charter is available on the Company's web site. You are invited to visit the web site.

Best Practices

The practices of the Board follow widely accepted best practices of corporate governance. Each director nominee is put before the shareholders for election annually. At the Board and Audit Committee meetings, there are regular executive sessions without the presence of management, and each is empowered to hire advisors independent of management. The Company's web site also contains current information about the Board of Directors and its Officers. You are invited to visit the web site.

Code of Conduct

During 2003, in response to various corporate governance initiatives of securities regulatory authorities, including the passage in the United States of the Sarbanes Oxley Act of 2002, the Company adopted a formal Code of Conduct for its directors, officers and employees to promote honest and ethical conduct, the avoidance of conflicts of interest, full, fair, accurate and timely public disclosure and compliance with applicable laws. The Code reaffirms the Company's values, reflecting an expectation of the highest standards of business conduct, and is part of its continuing efforts to ensure that it has an effective program to prevent and detect violations of law, and provide education and training to its employees. In many circumstances, the Code sets standards that are higher than the law requires. A copy of the Code of Conduct is available on the Company's web site. You are invited to visit the web site.

Management's Report on the Consolidated Financial Statements

The accompanying consolidated financial statements of Twin Mining Corporation have been prepared by and are the responsibility of the Company's management. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and contain estimates based on management's judgement. Management maintains a system of internal controls adequate to provide reasonable assurance that transactions are authorized, assets are safeguarded and records are maintained.

The Audit Committee comprises four independent directors and meets with management and the Company's auditors, PricewaterhouseCoopers LLP, to review the consolidated financial statements before they are presented to the Board of Directors for approval.

PricewaterhouseCoopers LLP have examined these consolidated financial statements and their report follows.

/s/ Hermann Derbuch

/s/ Domenico Bertucci

Hermann Derbuch, P. Eng.

Domenico Bertucci, CA

Chairman, President and

Chief Financial Officer

Chief Executive Officer

Independent Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Twin Mining Corporation as at December 31, 2003 and 2002 and the consolidated statements of loss, cash flow, shareholders' equity and mineral properties for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material aspects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Canada

January 9, 2004

FINANCIAL STATEMENTS

The Corporation has responded to item 17 in lieu of responding to this Item.

corporate information

Directors

Hermann Derbuch, P.Eng

Chairman, President and Chief Executive Officer

Twin Mining Corporation

James K. Gray, O.C.*

Founder and former Chairman,

Canadian Hunter Exploration Ltd.

Gerard E. Munera

Former President & Chief Executive Officer

Minorco (USA)

Robert Pendreigh, P.Eng *

Technical Consultant and former Senior Vice President,

AMEC E&C Services Limited

Alfred Powis, O.C.*

Former Chairman & Chief Executive Officer

Noranda Inc.

Cedric E. Ritchie, O.C.*

Chairman of Business Development Bank of Canada

and former Chairman of Scotiabank

* Member of the Audit Committee

Officers

Hermann Derbuch, P.Eng

Chairman, President and Chief Executive Officer

Domenico Bertucci, CA

Chief Financial Officer

Senior Management

Douglas Glaspey, B.Sc.

Project Manager

Atlanta Gold Project

Senior Consultants

Dallas Davis, P..Eng

Consultant - Diamond/Gold Exploration

Hendrick Visagie, MBA, B Sc.

Consultant - Business Development

Investor Relations and Corporate Communications

Roswitha Derbuch

ph: 416-777-0013

fax:   416-777-0014

email:        info@twinmining.com

website:     www.twinmining.com

Head Office

Suite 1250, 155 University Avenue

Toronto, Ontario, Canada M5H 3B7

Telephone: 416-777-0013

Facsimile:   416-777-0014

Website:     www.twinmining.com

E-mail:        info@twinmining.com

Idaho Office

1509 Tyrell Lane, Suite B,

Boise, Idaho, U.S.A. 83706

Legal Counsel

Lang Michener LLP

BCE Place, P.O. Box 747

Suite 2500, 181 Bay Street

Toronto, Ontario, Canada, M5J 2T7

Auditors

PricewaterhouseCoopers LLP

Chartered Accountants

P.O. Box 82

Royal Trust Tower, Suite 3000

Toronto Dominion Centre

Toronto, Ontario, Canada, M5K 1G8

Registrar & Transfer Agent

Equity Transfer Services Inc.

Suite 420, 120 Adelaide Street West

Toronto, Ontario, Canada, M5H 4C3

Stock Exchange Listings

The Toronto Stock Exchange Symbol: TWG

Berlin/Frankfurt OTC Exchange, Germany

878341, EDV-Kurzel ATG

Authorized Capital

Unlimited common shares

Unlimited first preference shares, issuable in series

Unlimited second preference shares, issuable in series

Issued Capital

89,920,654 Common Shares (January 2004)

Annual Meeting

The Annual and Special Meeting of the Shareholders

will be held at 11:00 a.m., Thursday, March 18, 2004 at:

The Hilton Toronto,

145 Richmond Street West,

Toronto, Ontario, Canada, M5H 2L2

TWIN MINING CORPORATION

Suite 1250

155 University Avenue

Toronto, Ontario

M5H 3B7

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of shareholders of Twin Mining Corporation (hereinafter called the "Company") will be held at The Hilton Toronto Hotel, 145 Richmond Street West, Toronto, Ontario, M5H 2L2, on Thursday, March 18, 2004 at the hour of 11:00 a.m. (Toronto time) for the following purposes:

1.

to receive and consider the report of the directors to the shareholders and the consolidated financial statements of the Company together with the auditor's report thereon for the year ended December 31, 2003;

2.

to elect directors of the Company for the ensuing year;

3.

to appoint the auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

4.

to consider and, if thought fit, to approve the issuance by the Company of up to 89,920,654 common shares of the Company by way of one or more private placements during the period of one year following shareholder approval; and

5.

to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying management information circular of the Company dated February 4, 2004 provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the accompanying form of proxy in the enclosed return envelope. All instructions appointing proxies to be used at the Meeting or at any adjournment thereof must be deposited with Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3 not later than 5:00 p.m. (EST) on the last business day preceding the date of the Meeting or any adjournment thereof or with the chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

DATED at Toronto, Ontario this 4th day of February, 2004.

By Order of the Board of Directors

/s/ Hermann Derbuch

Hermann Derbuch
Chairman, President and
Chief Executive Officer

TWIN MINING CORPORATION

Suite 1250 - 155 University Avenue

Toronto, Ontario M5H 3B7

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This management information circular ("Information Circular") is furnished in connection with the solicitation of proxies by the management and the directors of Twin Mining Corporation (the "Company") for use at the annual and special meeting of the shareholders of the Company (the "Meeting") to be held at the Toronto Hilton Hotel, 145 Richmond Street West, Toronto, Ontario, at 11:00 a.m. (Toronto time) on Thursday, March 18, 2004 and at all adjournments thereof. The solicitation of proxies will be made primarily by mail and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Company. Directors, officers and employees of the Company will not receive any extra compensation for such activities. The Company may pay brokers or other persons holding common shares of the Company ("Common Shares") in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and this Information Circular to beneficial owners of Common Shares and obtaining proxies therefrom. The cost of the solicitation will be borne by the Company.

No person is authorized to give any information or to make any representation other than those contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the form of proxy accompanying this Information Circular are directors or officers of the Company. A shareholder of the Company has the right to appoint a person (who need not be a shareholder), other than the persons whose names appear in such form of proxy, to attend and act for and on behalf of such shareholder at the Meeting and at any adjournment thereof. Such right may be exercised by either inserting the name of the person to be appointed in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to Equity Transfer Services Inc. for use at the Meeting in the manner specified in the Notice of Meeting.

A shareholder of the Company who has given a proxy may revoke the proxy at any time prior to use by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof properly authorized, and delivered either to the registered office of the Company, Suite 1250, 155 University Avenue, Toronto, Ontario, M5H 3B7, or to Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3, not later than 5:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournments thereof,  at which the proxy is to be used, or with the chairman on the day of the Meeting and prior to the commencement thereof or any adjournment thereof, or in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The common shares of the Company ("Common Shares") represented by an appropriate form of proxy will be voted on any ballot that may be conducted at the Meeting in accordance with the instructions contained therein. In the absence of instruction, such Common Shares will be voted: (i) "For" the election of directors named in this Information Circular, (ii) "For" the appointment of PricewaterhouseCoopers LLP as auditor and authorizing the directors to fix the remuneration of the auditor, and (iii) "For" the resolution confirming the issuance of up to 89,920,654 Common Shares by way of one or more private placements during the one year period following shareholder approval, all as more particularly described herein.

The enclosed form of proxy confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly come before the Meeting or any adjournment thereof. At the time of the printing of this Information Circular, the management of the Company knows of no such amendments or variations or other matters to be brought before the Meeting. However, if any other matters, which are not now known to the management of the Company, should properly be brought before the Meeting or any adjournment thereof, the proxy will be voted on such matters in accordance with the judgment of the person named as proxy therein.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of Common Shares, an unlimited number of first preference shares issuable in series and an unlimited number of second preference shares issuable in series, of which, as of the date of this Information Circular, there are 89,920,654 Common Shares outstanding. Each Common Share entitles the holder of record thereof to one vote per Common Share at all meetings of the shareholders of the Company.

The directors of the Company have fixed February 5, 2004 as the record date for the determination of shareholders of the Company entitled to receive notice of the Meeting. Shareholders of record at the close of business on February 5, 2004, will be entitled to vote at the Meeting and at all adjournments thereof except to the extent that a shareholder has transferred any Common Shares after the record date and the transferee of such Common Shares produces a properly endorsed share certificate or otherwise establishes that the transferee owns the Common Shares and requests, not later than ten days before the Meeting, that his, her or its name be included in the list of the shareholders of the Company entitled to vote at the Meeting, in which case the transferee will be entitled to vote such Common Shares at the Meeting and at all adjournments thereof.

Except for Common Shares held of record by certain securities depositories, the beneficial ownership of which is not known to the Company, to the knowledge of the directors and senior officers of the Company, no persons or companies own beneficially, directly or indirectly, ten per cent or more of the outstanding Common Shares of the Company.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting.  However, in many cases, Common Shares beneficially owned by a person (a "Non-Registered Holder") are registered either:

(i)

in the name of an intermediary (an "Intermediary") (which may include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans) that the Non-Registered Holder deals with in respect of the Common Shares; or

(ii)

in the name of a clearing agency (such as the Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101, the Company has distributed copies of the Information Circular and the accompanying Notice of Meeting together with the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Frequently, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived their right to receive Meeting Materials will either:

(i)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is not otherwise completed.  Since the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under "Appointment and Revocation of Proxies"; or

(ii)

more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company in accordance with the directions accompanying the voting instruction form.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own.  A Non-Registered Holder who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on behalf of the Non-Registered Holder) should print the Non-Registered Holder's (or such other person's) name in the blank space provided for that purpose in the first paragraph of the proxy form or, in the case of a voting instruction form, follow the corresponding instructions on that form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary and its service company, as applicable.

STATEMENT OF EXECUTIVE COMPENSATION

During the year ended December 31, 2003, the Company had one "Named Executive Officer" as that term is defined for purposes of the Securities Act (Ontario) and the regulation thereunder, being Hermann Derbuch, the Company's Chairman, President and Chief Executive Officer. The following table sets out all information concerning the annual and long term compensation for services rendered to the Company and its subsidiaries for the three most recently completed financial years in respect of the Named Executive Officer.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($) (1)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All Other Compen- Sation ($)
Hermann Derbuch Chairman, President and Chief Executive Officer	2003 2002 2001	240,000 240,000 240,000	- - -	- - 46,000 (2)	- 700,000 -	- - -	- - -	- - -

(1)

Except as noted, the value of the perquisites and benefits does not exceed the lesser of $50,000 and 10% of the annual salary and bonus of the Named Executive Officer.

(2)

$10,000 represents a car allowance. $36,000 represents the difference between the market value of the Common Shares issued on the exercise of stock options and the amount paid for the Common Shares.

During the financial year ended December 31, 2003, no stock options were granted to the Named Executive Officer.

The following table sets out information concerning all exercises of options during the financial year of the Company ended December 31, 2003 by the Named Executive Officer and the year-end value of unexercised options on an aggregated basis.

Aggregate Option Exercises During the Most Recently

Completed Financial Year
and Financial Year End Options Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options at December 31, 2003 (#) Exercisable / Unexercisable	Value of Unexercised In-the-Money Options (2) at December 31, 2003 ($) Exercisable / Unexercisable
Hermann Derbuch	-	-	1,850,000 / -	7,500 / -

(1)

Aggregate Value Realized is the difference between the market price of the Common Shares on the date of exercise and the option exercise price multiplied by the number of Common Shares acquired.

(2)

Value of unexercised options is the difference between the market price of the Common Shares on December 31, 2003 ($0.40) and the option exercise price, multiplied by the number of Common Shares under option.

Employment Agreements

Mr. Derbuch is employed by the Company pursuant to the terms of an employment agreement dated December 1, 1996.  Under the terms of this agreement, Mr. Derbuch is paid an annual salary of $240,000, receives a  $10,000 annual car allowance and is eligible to receive a performance bonus to be determined by the Company. In the event of a termination of employment, a change in control of the Company or a change in employment responsibilities of Hermann Derbuch, as the Chairman, President and Chief Executive Officer of the Company, Mr. Derbuch will be entitled to a payment equal to three times the value of his annual salary and bonus in the previous year. Mr. Derbuch's employment contract is not limited in time.

Compensation of Directors

Other than by grants of stock options, the directors were not compensated for services rendered as directors or for committee participation, involvement in special assignments or for services as consultants or experts during 2003. The Company reimburses out-of-pocket costs that are incurred by the directors.

During 2003, the Company granted a stock option, pursuant to the Company's Stock Option Plan, to one of its directors. On August 19, 2003, Cedric E. Ritchie was granted an option to purchase 150,000 Common Shares at a price of $0.35 per Common Share. As of the date hereof, no portion of this option has been exercised.

Composition of the Compensation Committee

During 2003, the entire Board of Directors of the Company, being Hermann Derbuch, James Gray, Gerard Munera, Robert Pendreigh, Alfred Powis, and Cedric Ritchie acted as the Company's Compensation Committee. Mr. Derbuch is the Chairman, President and Chief Executive Officer of the Company.

Report of Executive Compensation

The Company applies a consistent compensation philosophy to all employees, including its executive officers. This philosophy is premised on the belief that the Company's performance is the result of coordinated efforts directed toward common objectives. The Company recognizes the need to attract and retain a stable and focused leadership with the capability to effectively coordinate the operations, finances and assets of the Company in order to maximize shareholder return.

The Board of Directors identifies as the Company's peer group junior and mid-size public Canadian companies in the mining industry.  With that in mind, the Company's executive compensation program has two primary components, base salary and long term incentives in the form of grants of stock options.  In addition, the Chairman, President and Chief Executive Officer of the Company is eligible to receive a bonus component at the discretion of the Board of Directors. Salaries are reviewed on an annual basis. In recognition of the stage of the Company's development and the financial limitations arising therefrom, the salary of Hermann Derbuch, the Chairman, President and Chief Executive Officer of the Company, has remained unchanged since his appointment to those offices in December 1996. In recognition of the salary freeze, stock options granted to acquire 700,000 Common Shares pursuant to Mr. Derbuch's employment contract, and which had expired at various dates in 2001 and 2002, were reissued in 2002.

The Company's Stock Option Plan is designed to attract, retain and motivate officers, employees and directors of the Company and its subsidiaries and certain other persons providing services to the Company and to more closely align the interests of such individuals with those of shareholders of the Company by providing such individuals with an opportunity to acquire a proprietary interest in the Company through the exercise of options.  Options are granted at the discretion of the Board at an exercise price of not less than the prevailing market price of the Company's Common Shares at the time of grant and for a term of exercise not exceeding five years.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the Common Shares of the Company for the period from December 31, 1998 to December 31, 2003 with the cumulative total return of the S&P/TSX Composite Total Return Index for the same period(1).

	1998	1999	2000	2001	2002	2003
Company Close	$0.16	$0.335	$0.40	$0.40	$0.37	$0.40
Company Value	100	209.4	250	250	231.3	250
S&P/TSX Total Return	13,648.84	17,977.46	19,309.36	16,881.75	14,782.01	18,732.48
S&P/TSX Value	100	132	141	124	108	137

(1)

Assumes $100 invested in Common Shares of the Company on December 31, 1998 and in the S&P/TSX Composite Total Return Index, which assumes dividend reinvestment.

Indebtedness of Directors and Officers

During the year ended December 31, 2003, no director or officer of the Company was indebted to the Company or any of its subsidiaries, nor did the Company or any of its subsidiaries guarantee the indebtedness of any director or officer.

Directors and Officers Liability Insurance

The Company purchases and maintains directors' and officers' liability insurance. The aggregate amount of insurance coverage in any one policy period is $5,000,000 and provides for varying deductible amounts depending on the nature of the claim, ranging between $5,000 and $150,000. The annual premium for the period from August 1, 2003 to November 1, 2004 was $65,427.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and management of the Company believe that effective corporate governance is important to the prudent direction and operation of the Company and are committed to instituting and monitoring such policies, procedures, practices and structures as are necessary to ensure effective corporate governance so as to best serve the interests of all shareholders.  The Company's corporate governance practices and policies are subject to ongoing review and refinement, having regard to changes within the Company and having regard to changes in applicable laws and regulatory policies.  During 2003, in response to various corporate governance initiatives of securities regulatory authorities, including the passage in the United States of the Sarbanes Oxley Act of 2002, the Company adopted a formal Code of Conduct for its directors, officers and employees to promote honest and ethical conduct, the avoidance of conflicts of interest, full, fair, accurate and timely public disclosure and compliance with applicable laws. A copy of the Code of Conduct is available on the Company's website.  Also during 2003, the Board of Directors adopted a formal Charter of the Audit Committee, setting out that Committee's responsibilities and practices. A copy of the Audit Committee Charter is available on the Company's website.

The Toronto Stock Exchange requires each listed company to disclose its practices relating to corporate governance, as such relate to the governance guidelines published by the Exchange.  The corporate governance practices of the Company are outlined below under headings which reference the guidelines adopted by the Toronto Stock Exchange.

Mandate of the Board of Directors

The Board of Directors of the Company is responsible for the overall stewardship of the Company and as such, supervises the management of the business and affairs of the Company.  In furtherance of this responsibility, the Board has assumed responsibility for the following matters:

(a)

the adoption of a strategic planning process for the Company which establishes the Company's long-term goals and strategies.  The Board annually assists management in developing a strategic plan and continuously monitors the success of the Company's management in achieving those goals and implementing those strategies;

(b)

the identification of the principal risks of the Company's business and ensuring that there are systems in place to effectively monitor and manage such risks with a view to the long-term success of the Company.  The Board works with management of the Company to achieve a proper balance between the risks incurred and the potential return to the Company's shareholders;

(c)

succession planning, including the appointment, training and monitoring of senior management.  The full Board monitors the performance of senior management.  Ad hoc committees of the Board are struck from time to time to consider the requirements for additional members of senior management, to assist in the search and evaluation of candidates and to report to the full Board, which has the authority to approve the appointment of members of senior management;

(d)

the establishment of a communications policy to ensure that the Company effectively communicates with its shareholders, other stakeholders and the public.  The full Board reviews and approves the Company's annual and quarterly financial statements and management's discussion and analysis thereof.  The Audit Committee of the Board reviews the annual financial statements and delivers a report thereon to the full Board.

           The Audit Committee also reviews the interim financial statements of the Company.  Under the supervision of the Board, various members of the Company's senior management team are charged with the responsibility of complying with the regulatory disclosure obligations of the Company and dealing on an ongoing basis with inquiries from shareholders and other interested parties; and

(e)

the maintenance of the Company's internal control and information systems.  The integrity of these systems are primarily the responsibility of management, with oversight by the Audit Committee.

Composition of the Board of Directors

Five of the six members of the Board of Directors of the Company (being Messrs. Gray, Munera, Pendreigh, Powis and Ritchie) are "unrelated directors".  An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.  Hermann Derbuch, the Chairman, Chief Executive Officer and President of the Company, is the sole "related director".

The Company currently does not have any "significant shareholders" and consequently no special procedures are in place to address issues applicable to minority shareholders.

Appointment of Nominating Committee and Mandate

The Board of Directors of the Company has not appointed a committee of directors to be responsible for proposing to the Board new nominees for directors or for assessing directors of the Company on an ongoing basis.  The Board does not consider that a nominating committee is currently necessary given the stage of development of the Company, the small size of the Board, the low turnover of Board membership and given that five of the Company's six directors are independent of management and otherwise unrelated to the Company.

Orientation and Education

The Company has not adopted a formal orientation and education program for new directors.  While the Board believes that adoption of a formal program is not presently warranted given the size of the Company, the nature of its business and the low turnover in Board membership, all new directors are provided with background information on the Company and are provided with the opportunity to attend the Company's properties and to meet with senior management and with other directors to discuss the Company's affairs.

Determination of Number of Directors

The Board of Directors of the Company considers the current number of directors to be appropriate given the size of the Company and its stage of development, the nature of its business and the respective skills and experience of its members.  The Board does not contemplate implementing a program to reduce the number of directors in the foreseeable future.

Compensation of Directors

In recognition of the Company's stage of development, directors of the Company currently receive no cash remuneration.  Members of the Board of Directors are eligible to participate in the Company's stock option plan, pursuant to which options may be granted to purchase Common Shares for a maximum of five years at an exercise price at or above the market price of the Company's Common Shares at the date of grant.  Currently, directors of the Company (other than Hermann Derbuch, the Chief Executive Officer and President of the Corporation) hold, in aggregate, options to purchase 1,300,000 Common Shares, representing approximately 1.4% of the number of outstanding Common Shares.  Mr. Derbuch currently holds options to purchase 1,850,000 Common Shares, representing approximately 2.0% of the number of outstanding Common Shares.

Committees of Directors

Currently, the only committee of the Board of Directors of the Company is the Audit Committee.  In November 2002, Robert Pendreigh replaced Hermann Derbuch on this committee, and in January 2004, Cedric Ritchie was appointed to the Audit Committee, such that the Audit Committee is now composed entirely of unrelated directors, being Robert Pendreigh, James Gray, Alfred Powis, and Cedric Ritchie.

During 2003, the Board adopted a formal Charter of the Audit Committee. The mandate of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities and, to this end, the Committee assists the Board with its review of: (i) the integrity, adequacy and timeliness of the Company's auditing, accounting, and financial reporting processes; (ii) the financial statements and related reports provided by the Company to its shareholders, securities regulators, other government or regulatory bodies, and the public; and (iii) the Company's system of internal controls regarding finance, accounting, legal compliance and ethics, that management and the Board have established from time to time.

The Audit Committee mandate is also to encourage continuous improvement of, and to foster adherence to, the Company's policies, procedures, and practices at all levels.

The Audit Committee meets at least annually with the Company's auditor in the absence of members of management.  The Toronto Stock Exchange recommends that all members of audit committees be "financially literate" (i.e. have the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes thereto) and that at least one member should have "accounting or related financial experience" (i.e. have the ability to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with Canadian generally accepted accounting principles).  All members of the Audit Committee are financially literate and in the view of the Board, Mr. Powis and Mr. Ritchie possess accounting or related financial experience.

Approach to Corporate Governance Issues

As part of their general duty to supervise the management of the business and the affairs of the Company, the Board of Directors of the Company as a whole have assumed responsibility for developing the Company's approach to corporate governance matters, including the review and implementation of the corporate governance policies of the Company.  The Board has approved this Statement of Corporate Governance Practices, the Code of Conduct and the Charter of the Audit Committee.

Management's Responsibilities and Board Approval

The Board of Directors has not developed formal position descriptions for the Chief Executive Officer of the Company or for the Board itself.  Hermann Derbuch, the Chairman, Chief Executive Officer and President of the Company, is responsible for the day-to-day operations of the Company, and undertakes a significant role in the long range planning and corporate finance activities of the Company. Guidance and assistance is provided to management collectively by the full Board and by individual members of the Board.  During 2003, the Board met six times.  The attendance rate of Board members at the meetings was 90%.

All significant business activities proposed to be undertaken by the Company are subject to the approval of the Board of Directors.  Major capital expenditures, acquisitions, divestitures, financing transactions, contracts with significant financial commitments and other material transactions, as well as the appointment of officers, stock option grants, financial statements and proxy materials are all subject to the approval of the Board.

Board Independence from Management

Five of the Company's six directors are unrelated directors.  Mr. Derbuch, who is the Chairman and Chief Executive Officer of the Company is primarily responsible for setting the agenda for meetings of the Board of Directors.  However, all members of the Board are able to submit particular matters for inclusion on the agenda at Board meetings.  The current members of the Board possess extensive experience in the management and operation of public companies and it is the view of the Board that the fact that Mr. Derbuch occupies the offices of Chairman and Chief Executive Officer does not impair the ability of the Board to act independently of management.

Outside Advisors

In the case of non-arm's length transactions or other circumstances where a member or members of the Board may have or appear to have a conflict of interest with the Company, prudent corporate practice dictates that the interested member declare his interest and refrain from voting on the matter and in certain circumstances, the Board may strike a committee of independent directors to review and to make recommendations in respect of the proposed transaction.  Although no formal policy is in place with respect to the retention of outside advisors, any individual director and any independent committee of the Board may request the engagement of an outside advisor where the director or the committee believes it is appropriate to do so.  Management regularly consults with independent advisors in respect of technical, operational matters and the maintenance of industry best practices, including AMEC  E&C Services, MPH Consulting, Lakefield Research Limited, Malcolm McCallum, Diamond Trading N.V., Behre Dolbear and Company, and Patrick Maley, and the advice and reports of these consultants are also provided to the Board.

Shareholder Communications

The Company regularly communicates with its shareholders and the investment committee through its quarterly reports, annual report and news releases as appropriate from time to time and through the Company's website, which is updated on a regular basis.  Shareholder communication is primarily the responsibility of the Chief Executive Officer of the Company, assisted by the Company's investor relations person who is employed at the Company's executive offices.  Enquiries from shareholders and others are referred to the appropriate corporate officer for consideration and are responded to promptly.

SHAREHOLDER RIGHTS PLAN

The Company adopted a shareholder rights plan (the "Rights Plan") effective November 17, 2000, which was confirmed by the Company's shareholders at a meeting held on March 15, 2001.  The Rights Plan will be in effect until the 2011 annual meeting of shareholders of the Company unless terminated by the Board of Directors prior to such meeting.  The following is a summary of the Rights Plan and is qualified in its entirety by the Rights Plan set forth in the Shareholder Rights Plan Agreement made as of November 17, 2000 between the Company and Equity Transfer Services Inc., a copy of which is available from the Company upon request.

Under the Rights Plan, a right to purchase one Common Share of the Company (a "Right") was issued for each outstanding Common Share of the Company as at November 17, 2000. In addition, a Right will be issued for each Common Share issued subsequent to November 17, 2000 and prior to the time of separation (the "Separation Time") of the Rights.  Prior to the Separation Time, Rights will be evidenced by the corresponding Common Share certificate and will trade only with the corresponding Common Shares.  The Rights will separate from the Common Shares and become exercisable 10 business days following an announcement that a person has acquired ownership of 20% or more of the Company's Common Shares (and thereby become an "Acquiring Person") or has commenced a takeover bid for the Company's Common Shares, other than, in each case, pursuant to a "Permitted Bid", a "Competing Permitted Bid" or other transaction approved by the Board of Directors of the Company.  Upon a person becoming an Acquiring Person (other than by means of a "Permitted Bid", a "Competing Permitted Bid" or other approved transaction), then holders of Rights, other than the Acquiring Person and certain persons connected to the Acquiring Person, may exercise the Rights to purchase Common Shares at a 50% discount to the then prevailing market price for the Common Shares, with the number of Common Shares purchasable per Right being equal to the number obtained by multiplying the exercise price of the Rights ($20) by two and dividing the product so obtained by the then prevailing market price.  In certain circumstances, the Rights may be redeemed by the Company at a price of $0.00001 per Right.  Also, the Board of Directors has discretion to waive the application of the Rights Plan.

Under the Rights Plan, a "Permitted Bid" is a takeover bid made by a holder of 5% or less of the outstanding Common Shares of the Company to all shareholders of the Company for all Common Shares, which bid must be open for acceptance for a minimum of 60 days, be accepted by holders of not less than 50% of the outstanding Common Shares of the Company, excluding Common Shares owned by the offeror and certain related parties and which if so accepted, must be extended for a further 10 days to allow other shareholders to tender to the bid.  A "Competing Permitted Bid" is a takeover bid made while a Permitted Bid is ongoing and which satisfies all of the Rights Plan's criteria for a Permitted Bid, except that a Competing Permitted Bid need only be open for acceptance until the later of the 60th day after the earliest Permitted Bid then in existence was commenced and 21 days after the Competing Permitted Bid was made.

BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

The Articles of the Company provide that the Board of Directors will consist of a minimum of one and a maximum of fifteen directors. The Board of Directors presently consists of six directors and it is intended to elect six directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.  The persons named in the form of proxy accompanying this Information Circular intend to vote for the election of the nominees whose names are set forth below, unless the shareholder of the Company who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the election of directors of the Company. Management does not contemplate that any of the nominees will be unable to serve as a director of the Company for the ensuing year; however, if that should occur for any reason prior to the Meeting or any adjournment thereof, the persons named in the form of proxy accompanying this Information Circular have the right to vote for the election of the remaining nominees and may vote for the election of a substitute nominee in their discretion.  Each director elected will hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the by-laws of the Company.

The following table sets forth certain information regarding nominees, their position with the Company, their principal occupation or employment, the dates upon which the nominees became directors of the Company and the number of Common Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised, as at the date hereof:

Name, Position and Country of Residence	Principal Occupation or Employment	Director of the Company since	Voting securities beneficially owned or controlled (1)
Hermann Derbuch, P.Eng. Chairman, President and Chief Executive Officer Oakville, Ontario, Canada	Chairman, Chief Executive Officer (C.E.O.) and President of the Company and Voisey Bay Resources Inc.	December 3, 1996	951,268
James K. Gray, O.C. (2) Director, Calgary, Alberta, Canada	Founder and former Chairman, Canadian Hunter Exploration Ltd. (an oil and gas company)	March 15, 2000	2,364,406
Gerard E. Munera Director, Greenwich, Connecticut, United States of America	Managing Partner, Synergex Group LLC, (a holding entity, which controls Arcadia Inc.); Chairman - Compania Minera Zamora SA (a gold mining company); and Director - Nevsun Ltd. (a gold exploration company)	January 26, 2001	25,500
Robert Pendreigh, P. Eng. Director, (2) West Vancouver, British Columbia, Canada	Technical Consultant and Former Senior Vice-President, AMEC E&C Services Limited (an engineering consulting company), and General Manager of its mining division.	May 1, 1999	210,000
Alfred Powis, O.C. (2) Director, Toronto, Ontario, Canada	Corporate Director, Inmet Mining Corporation, Denison Mines Limited	March 8, 1999	1,312,897
Cedric E. Ritchie, O.C. (2) Director, Toronto, Ontario, Canada	Chairman, Business Development Bank of Canada Former Chairman, Scotiabank	July 15, 2003	1,939,000

(1)

The information as to the number of voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised has been furnished by the respective nominee.

(2)

Members of the Audit Committee of the Board of Directors of the Company.

APPOINTMENT OF AUDITOR

The auditor of the Company is PricewaterhouseCoopers LLP, Chartered Accountants, of Toronto, Ontario. PricewaterhouseCoopers LLP, Chartered Accountants, (including its predecessor) has been the auditor of the Company since 1988. Unless authority to do so is withheld, the persons named in the form of proxy accompanying this Information Circular intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditor of the Company, to hold such office until the close of the next annual meeting of the shareholders of the Company or until its successor is appointed and to authorize the directors of the Company to fix the remuneration of the auditor of the Company.

FUTURE PRIVATE PLACEMENTS

The Meeting has also been called in part to consider and, if thought fit, to authorize the Company to issue from time to time during the period ending one year from the date of shareholder approval, up to 89,920,654 Common Shares by way of one or more private placements.

From time to time, the Company investigates opportunities to raise financing on advantageous terms, including by means of private placement transactions. It is the policy of the Toronto Stock Exchange (the "Exchange") that the number of shares issued or made subject to issuance (i.e. common shares which are issuable upon the exercise of warrants or options or upon conversion of convertible securities) pursuant to private placement transactions during any six-month period must not exceed 25% of the number of Common Shares outstanding (on a non-diluted basis) prior to giving effect to such transactions, unless shareholder approval to such transactions has been obtained.

The approval of shareholders is being sought at the Meeting in order to provide the Board of Directors of the Company with the flexibility to pursue financing opportunities as they arise and to avoid the expense and delays arising from the calling and holding of special meetings of shareholders to consider specific proposed issuances of securities by way of private placement.  Any private placements completed by the Company in reliance on this approval by shareholders will be with parties dealing substantially at arm's length with the Company and will not materially affect control of the Company.  Securities of the Company will be issued at such prices and upon such terms and conditions as the Board of Directors may from time to time deem advisable and will be subject to the prior approval of the Exchange.  In addition, the price per Common Share to be issued will not be lower than the closing market price of the Common Shares on the Exchange on the trading day prior to the date on which notice of the proposed private placement is provided to the Exchange (the "Market Price"), less the applicable discount as follows:

Market Price

Maximum Discount Therefrom

$0.50 or less

25%

$0.51 to $2.00

20%

Above $2.00

15%

For this purpose, a private placement of convertible securities is deemed to be a private placement of the underlying Common Shares at an issue price equal to the lowest possible price at which the securities are convertible into Common Shares by the holders thereof.

Shareholders will be asked to approve the following resolution:

"RESOLVED THAT the Company be hereby authorized from time to time during the period of one year following the date hereof, to issue up to 89,920,654 Common Shares by way of one or more private placements, with such shares to be issued at such prices and upon such terms and conditions as the Board of Directors of the Company may from time to time deem advisable".

Approval of this resolution requires the affirmative vote of a majority of the votes cast at the Meeting.  Unless a choice is otherwise specified, it is intended that the Common Shares represented by proxies hereby solicited will be voted for the resolution.  In the event that such approval is not obtained, then the Company may be required to obtain shareholder approval in the future in order to complete a private placement or alternatively, certain private placements may not proceed.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no insider of the Company, proposed nominee for election as a director or any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transactions in which the Company has participated since January 1, 2003 or in which the Company proposes to participate, that has materially affected or will materially affect the Company or its affiliates.

GENERAL

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth herein.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Information contained herein is given as of the 4th day of February, 2004, except as otherwise noted. The content and sending of this Information Circular has been approved by the Board of Directors of the Company.

DATED at Toronto, Ontario, this 4th day of February, 2004.

By Order of the Board of Directors

/s/ Hermann Derbuch

Hermann Derbuch
Chairman, President and

Chief Executive Officer