Form 20-F/A
TWIN MINING CORP
filed 2004-06-15
CIK 851064

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

03/18/0411:11 AM

Twin Mining Corporation

Supplemental Information

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

March 11, 2004

Auditors' Report

To the Directors of

Twin Mining Corporation

We have audited the consolidated balance sheets of Twin Mining Corporation as at December 31, 2003, 2002 and 2001 and the consolidated statements of loss, accumulated deficit and cash flows for the years then ended, included in Item 19(a) of the Form 20-F. In addition, we have audited information under the caption "Supplemental Information" in Item 17 of this Form 20-F. These consolidated financial statements and the information described above are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements and the information based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the information presented under the caption "Supplemental Information" in Item 17 of Form 20-F is presented fairly, in all material respects, when read in conjunction with the related consolidated financial statements.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Toronto, Canada

Twin Mining Corporation

Supplemental Information

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Differences between Canadian and United States generally accepted accounting principles

Years ended December 31, 2003, 2002 and 2001

Twin Mining Corporation has prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP). In preparing the Form 20-F, the company is also required to provide additional information relating to measurement differences between Canadian and United States (U.S.) GAAP as it applies to the company's consolidated financial statements.

Canadian GAAP varies in certain significant respects from the accounting principles and practices generally accepted in the U.S. The nature and effect of these principal measurement differences on the company's consolidated financial statements are presented below:

Consolidated statements of loss

	Years ended December 31,

	2003 $	2002 $	2001 $

Loss in accordance with Canadian GAAP	104,656	855,658	2,104,747
Exploration costs expensed for the year (a)	4,499,338	2,593,328	4,790,740
Reversal of mineral property costs written off	(31,219)	-	(1,052,194)
Income taxes (b)	922,135	-	-

Loss in accordance with U.S. GAAP	5,494,910	3,448,986	5,843,293

Loss per share under Canadian GAAP	0.001	0.010	0.030

Loss per share under U.S. GAAP	0.070	0.040	0.080

(1)

Twin Mining Corporation

Supplemental Information

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Consolidated balance sheets

The incorporation of the differences in accounting principles into the consolidated balance sheets as at December 31, 2003 and 2002 results in the following consolidated balance sheets presented under U.S. GAAP:

	As at December 31,

	2003 $	2002 $

Current assets	1,256,481	1,877,620
Mineral properties	4,395,214	4,085,804
Capital assets	59,773	42,562

	5,711,468	6,005,986

Current liabilities	3,117,993	769,063
Shareholders' equity	2,593,475	5,236,923

	5,711,468	6,005,986

Consolidated statements of cash flows

	Years ended December 31,

	2003 $	2002 $	2001 $

Cash flows provided by (used in)
Operating activities	(3,446,320)	(3,494,496)	(4,929,364)
Financing activities	2,809,462	2,939,192	719,143
Investing activities	(294,325)	(340,498)	(290,192)

Decrease in cash	(931,183)	(895,802)	(4,500,413)
Cash and cash equivalents - Beginning of year	1,650,789	2,546,591	7,047,004

Cash and cash equivalents - End of year	719,606	1,650,789	2,546,591

a)

Exploration costs

U.S. GAAP requires that exploration costs related to mineral properties be charged to expense as incurred. As such, some of the costs accounted for as mineral properties under Canadian GAAP would be charged to the consolidated statements of loss under U.S. GAAP. Property acquisition costs are capitalized under both U.S. and Canadian GAAP. Any other related costs in respect of the properties are charged to the statements of loss under U.S. GAAP and capitalized under Canadian GAAP.

(2)

Twin Mining Corporation

Supplemental Information

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

b)

Income taxes

Under U.S. GAAP, the sale of flow-through shares results in a deferred credit being recognized for the excess of the purchase price paid by investors over the fair value of the common shares without the flow-through feature. The fair value of the shares is recorded as equity. When the tax deductibility of the qualifying expenditures is renounced, a temporary difference arises with the mining property interests. A deferred tax liability is established in the amount of the tax benefit foregone and tax expense is recorded for the difference between the deferred tax liability and the premium received upon issuance of the flow-through shares. This deferred tax liability reverses as the interests are depleted or written off.

As a result of the difference in capitalization policies with respect to exploration expenditures, the carrying value of mineral properties is different under U.S. GAAP than under Canadian GAAP. An adjustment is required to remove the $2,117,003 future income tax liabilities recorded under Canadian GAAP to $nil. This adjustment arises because the U.S. GAAP carrying value of mineral properties is less than the tax basis of the properties and the company does not meet the FAS 109 criteria for recognizing the future income tax asset.

(3)

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