Form 20-F
period 2004-12-31
TWIN MINING CORP
filed 2005-04-06
CIK 851064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004
or

☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2004: 132,363,542 common shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No

Indicate by check mark which financial statement item the Corporation has elected to follow.

Item 17 ☒    Item 18

In the Annual Report furnished in this Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. The noon rate of exchange reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars on March 4, 2005 was U.S.$1.00 = Cdn$1.2037. A table disclosing the high, low, year-end, and average exchange rates for the previous five fiscal years is located in ITEM 3 - Selected Financial Data.

THIS REPORT CONTAINS FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND IS SUBJECT TO THE SAFE HARBOR CREATED BY THAT SECTION. FORWARD LOOKING STATEMENTS CONTAINED IN THIS REPORT INCLUDE, WITHOUT LIMITATION, STATEMENTS IN THIS REPORT RELATING TO EXPLORATION AND DEVELOPMENT ACTIVITIES PROPOSED TO BE UNDERTAKEN BY THE CORPORATION AND EXPECTED RESULTS THEREFROM AS SET OUT BELOW UNDER ITEM 3 "KEY INFORMATION - SELECTED FINANCIAL DATA" AND CERTAIN EXPECTATIONS OF MANAGEMENT OF THE CORPORATION AS SET OUT BELOW UNDER ITEM 5 "OPERATING AND FINANCIAL REVIEW AND PROSPECTS". FACTORS THAT COULD CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE SUCH FORWARD LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, THOSE FACTORS, INCLUDING RISK FACTORS, SET FORTH BELOW UNDER ITEM 3 "KEY INFORMATION - RISK FACTORS" AND ITEM 5 "OPERATING AND FINANCIAL REVIEW AND PROSPECTS".

Part I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

Set forth in the tables below are selected financial data with respect to the Corporation's financial condition and results of operations for the five most recent financial years ending on December 31. In Table 1, the selected financial data were prepared in accordance with accounting principles generally accepted (“GAAP”) in Canada, which, for the purposes of these data, conform in all material respects to accounting principles generally accepted in the United States, and are qualified by reference to the U.S. GAAP Reconciliation information, indexed herein as ITEM 19(a) (the Corporation has responded to ITEM 8 in lieu of responding to this item) and by reference to "Management's Discussion and Analysis” in the annual report furnished pursuant to ITEM 17 hereof (and ITEM 19 (b)). In Table 2, the selected financial data were prepared in accordance to U.S. GAAP. The Corporation is in the exploration stage and has not commenced commercial operations, consequently the data disclosed herein may not be indicative of future financial position or results of operations.

2.

		Table 1 – Prepared in accordance with Canadian GAAP
		(Canadian Dollars, In Thousands, except per share data)
FINANCIAL POSITION AS AT
December 31	2004	2003	2002	2001	2000
	$	$	$	$	$
Cash	1,896	720	1,651	2,547	7,047
Other current assets	595	536	227	272	209
Fixed assets	51	60	43	42	57
Mineral properties	34,592	30,466	25,688	22,748	19,053
Total assets	37,134	31,782	27,609	25,609	26,366

Current liabilities	2,463	3,118	769	880	419
Future income taxes	6,427	2,117	-	-	-
Share capital	57,230	47,743	47,931	44,965	44,078
Deficit	(28,986)	(21,196)	(21,091)	(20,236)	(18,131)
	37,134	31,782	27,609	25,609	26,366
STATEMENT OF LOSS FOR THE YEARS ENDED DECEMBER 31

Interest income	(2)	(23)	(24)	(211)	(281)
General and administrative expenses	1,200	1,037	882	936	808
(Gain)/loss from foreign exchange	(79)	(18)	(2)	4	1
Future income tax (recovery)	4,574	(922)	-	-	-
Mineral property costs written off	1,451	31	-	1,376	2,413
Loss, per Canadian GAAP	7,144	105	856	2,105	2,941
Loss per share, per Canadian GAAP	0	0	0	0	0

Number of common shares issued and subscribed, in Thousands
	132,364	89,921	80,079	73,404	* 70,434
* - includes 6,160,328 special warrants issued on December 31, 1999, and converted into common shares in 2000 (see Exhibit 2.17 included with the 1999 Form 20-F).

	Table 2 – Prepared in accordance with U.S. GAAP
	(Canadian Dollars, In Thousands, except per share data)
FINANCIAL POSITION AS AT
December 31	2004	2003	2002	2001	2000
	$	$	$	$	$
Cash	1,896	720	1,651	2,547	7,047
Other current assets	596	536	227	272	209
Fixed assets	51	60	42	42	57
Mineral properties	5,096	4,395	4,086	3,739	3,782
Total assets	7,639	5,711	6,006	6,600	11,095

Current liabilities	2,463	3,118	769	880	419
Shareholders’ equity	5,176	2,593	5,237	5,720	10,676
	7,639	5,711	6,006	6,600	11,095
STATEMENT OF LOSS FOR THE YEARS ENDED DECEMBER 31

Loss, per Canadian. GAAP	7,144	105	856	2,105	2,941
Development and exploration costs	4,875	4,499	2,593	4,790	3,278
Reversal of mineral property costs written off	(1,451)	(31)	-	(1,052)	(707)
Income tax (provision) recovery	(6,427)	922	-	-	(456)
Loss, per U.S. GAAP	4,141	5,495	3,449	5,843	5,056
Loss per share, per U.S. GAAP	$0.040	$0.070	$0.040	$0.080	$0.072
3.

The following table discloses certain high, low and average exchange rates for converting Canadian dollars into US dollars for the five years ended December 31 and six most recent months in the last financial year:

Period	End of Period	Average	High	Low
Year ended December 31, 2000	0.666	0.673	0.691	0.639
Year ended December 31, 2001	0.628	0.640	0.691	0.623
Year ended December 31, 2002
Year ended December 31, 2003
Month ended July 31, 2004
Month ended August 31, 2004
Month ended September 30, 2004
Month ended October 31, 2004
Month ended November 30, 2004
Year ended December 31, 2004
	0.639 0.756 0.752 0.761 0.791 0.821 0.841 0.828	0.640 0.759 0.757 0.764 0.777 0.806 0.839 0.769	0.659 0.771 0.764 0.771 0.791 0.825 0.849 0.849	0.620 0.639 0.752 0.761 0.770 0.798 0.828 0.744

Risk Factors

Nature of Mineral Exploration and Mining

At the present time, the Corporation does not hold any interest in a mining property in production. The Corporation's viability and potential success lie in its ability to develop, exploit and generate revenue out of mineral deposits. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which, even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a mine may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It’s impossible to ensure that the current or proposed exploration programs on exploration properties in which the Corporation has an interest will result in a profitable commercial mining operation.

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

4.

Year	High	Low	Average	Close

2000	313	264	279	275
2001	293	256	271	277
2002	349	278	310	347
2003	416	320	363	416
2004	454	375	418	437
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

5.

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

Currency Fluctuation

The Corporation's currency fluctuation exposure is primarily to the US dollar as the Atlanta Gold Property is in the United States of America and all material commitments on the Atlanta Gold Property are in Canadian or US dollars. Such fluctuations may materially affect the Corporation's financial position and results of the Corporation.

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

6.

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

Incorporation

The Corporation exists under the laws of the Province of Ontario, Canada and all of the Corporation's directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon the directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

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

The Corporation has two subsidiaries, Atlanta Gold Corporation of America, Inc. ("Atlanta U.S.") (a Nevada company) and Voisey Bay Resources Inc. ("Voisey Bay") (a British Columbia company), both of which are wholly-owned.

In March 2005, the Corporation transferred the Layuh gold property from Twin Gold Layuh Mining Corporation to the Corporation and wound down two companies, Twin Gold Cayman Corporation and Twin Gold Layuh Mining (Resources) Corporation ("Twin Gold Layuh") (each of which is a Cayman Islands company).

7.

The Corporation is engaged in the exploration and development of mineral resource properties. The Corporation has various interests in five mineral resource properties: 100% interest in the Torngat diamond property (the "Torngat Property") located in the Province of Québec, consisting of three mining exploration permits; 100% interest in the Jackson Inlet diamond property (“Jackson Inlet”) consisting of 532 mineral claims located on the Brodeur Peninsula of Baffin Island; 100% interest in the Atlanta gold property ("Atlanta") located in the State of Idaho, consisting of 35 patented and 113 unpatented mining claims; and the Abitibi Gold Property (“Abitibi”) located in eastern Québec, consisting of an 80% interest in 62 mining claims and 100% interest in an additional 50 mining claims ; and an 85% interest in the Layuh gold property, an 86,880-hectares property, located in Kalimantan, Indonesia.

In addition to the interests currently held by the Corporation in mineral resource properties, management of the Corporation reviews opportunities to acquire interests in further mineral resource properties as such opportunities become available to the Corporation.

Properties

Torngat Property, Québec

The Corporation continues to hold three contiguous mining exploration permits covering a total of 327 square kilometres first issued by the Quebec Ministry of Natural Resources in 1999. The permits are valid for up to five years and may be renewed for one additional five-year period. Annual expenditures are required to maintain the permits. The Corporation’s efforts to date on the property have been directed towards a series of five (5) diamondiferous kimberlite dyke systems that strike over a combined length of 37 km.

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

8.

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

Mini-bulk sample analysis - Summer/Fall 2002

In 2002 samples from two anomalously diamondiferous dyke segments were processed. In January 2003, fifteen samples, ranging in weight from 24 kg to 100 kg were analyzed for diamonds by caustic fusion (100-micron cut-off size), selection and description was completed by SGS Lakefield Research Limited (“Lakefield”) and reviewed by AMEC E & C Services Limited (“AMEC”).

Analytical results of the 900-meter and 400-meter segment, respectively, are tabulated below.

9.

Dyke Segment Diamond Summary- According to square mesh sieve analysis provided by Lakefield

Sampled segment	900m dyke segment (578.52kg)		400m dyke segment (432kg)
Sieve size (mm square mesh)	Number of diamonds	Weight of diamonds (carats)	Number of diamonds	Weight of diamonds (carats)
0.85 to 1.18	3	0.042511	3	0.03471
0.600 to 0.850	10	0.046633	12	0.05098
0.425 to 0.600	27	0.038755	14	0.01963
0.300 to 0.425	38	0.020585	19	0.010965
0.212 to 0.300	69	0.01526	38	0.00784
0.150 to 0.212	99	0.007448	50	0.00323
0.100 to 0.150	103	0.002725	61	0.001585
Total	349	0.173917	197	0.12894

Samples listed in this table make up the 900 meter TORNGAT North dyke segment

Sample No.	Sample Weight (Kg)	Diamonds recovered	Total Diamond Weight In Sample (Carats)
GL10	101.80	99	0.026835
887573	24.00	32	0.006175
DB09	100.00	60	0.017590
GL09	72.52	47	0.030285
887574	24.00	14	0.002190
DB03	100.00	43	0.015010
GL08	81.25	20	0.032385
887575	24.00	2	0.000060
DU character	50.95	32	0.043387
TOTAL	578.52	349	0.173917
1. 13 diamonds measure greater than 0.5 mm in three dimensions and
2. 41 diamonds measure greater than 0.5 mm in two dimensions.

Samples listed in this table make up the 400 meter TORNGAT North dyke segment

Sample No.	Sample Weight (Kg)	Diamonds recovered	Total diamond weight in sample (Carats)
DB04	100.00	36	0.021595
DB01	100.00	63	0.029975
887587	24.00	15	0.021265
DB06	100.00	53	0.011465
GL07	84.00	29	0.042070
887588	24.00	1	0.002570
TOTAL	432.00	197	0.128940
12 diamonds measure greater than 0.5 mm in three dimensions and
28 diamonds measure greater than 0.5 mm in two dimensions

10.

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

The Corporation believes that further work should focus primarily on identifying the geometry of the TORNGAT dyke at depth and along strike. Since the topography is primarily controlled by geology, the deeper valleys could be underlain by shear zones or faults where the dykes could have formed blows. These areas cannot be sampled on surface and further work would involve geophysical surveying followed up by drilling to evaluate those anomalies thought to be representative of dyke material.

Since 2003, the Corporation has elected to focus its primary attention on its Atlanta and Jackson Inlet properties and as a result, no significant expenditures have been made on TORNGAT since that time. Management continues to pursue various alternatives, including the participation of joint venture partners so as to further advance this project.

Sufficient work has been completed to secure the mining rights: 1) on the first permit staked, totaling 50 square kilometers, until July 2009; 2) on the second permit totaling 101 square kilometers, until August 2006; and 3) on the third permit, totaling 176 square kilometers, until September 2005.

Jackson Inlet, Baffin Island

Pursuant to agreements dated April 27, 2000 and November 7, 2000 (the “Agreement”), the Corporation acquired a 100% interest in three mineral claims from Helix Resources Inc. (“Helix”) covering a total of 7,128.5 acres (28.85 square kilometres). One of the claims, covering 2,480 acres (10.03 square kilometres), was allowed to lapse because of apparent low potential. These mineral claims were acquired by the Corporation by paying $50,000 and issuing 30,000 common shares. To maintain the Agreement in good standing, Helix was paid $100,000 and issued 45,000 common shares of the Corporation in 2001. In 2002, the Corporation paid $150,000 and issued another 75,000 common shares of the Corporation to Helix. In 2003, the Corporation issued 105,000 additional common shares and paid $200,000 in January 2004 to Helix. In 2004, the Corporation issued 120,000 common shares and paid $250,000. The Corporation is required to complete a pre-feasibility study by December 31, 2005, which shall be a broad-based study to evaluate whether a deposit on a northern block of 13 claims on Jackson Inlet, covering 23,811 acres, may be mined at a profit, and to make one further payment of $100,000 to Helix by December 31, 2006. In addition, a payment of $500,000 is due upon receipt of all development permits and a payment of $1,000,000 plus 500,000 common shares is due upon production of 500,000 carats. Subsequently, Helix is to receive a 5% net profits interest and a 1% gross royalty after crediting all previous payments. In May 2000, the Corporation staked 16 additional claims covering 106 square kilometres (26,290 acres) over nearby potential kimberlite target areas chosen in consultation with Helix. In 2001, the Corporation staked 61 mineral claims covering 529.77 sq. km (130,908.35 acres). In 2002, the Corporation staked another 32 mineral claims covering 334.43 sq. km (82,640 acres) and in 2003, the Corporation staked 426 additional mineral claims in the region covering 4,118 sq. km (1,017,593 acres). Five of the claims staked in prior years were allowed to lapse. Since the end of the 2003, the Corporation has owned a 100% interest in 532 mineral claims totaling 5,075 sq. km (1,254,029 acres) within the region.

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

11.

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

2002 Core Drilling Program

During 2002, the Corporation pursued a multi-phase exploration program on Jackson Inlet. The two main objectives for the 2002 exploration season were the evaluation of known potential kimberlite targets by drill testing.

Work started with Phase-1 comprising ground magnetometer surveys, soil sampling, gravity and core drilling on known pipes and previously identified airborne magnetometer anomalies. Soil samples and drill core samples were processed by Lakefield in 2003.

The indicator mineral distribution from 489 soil samples collected in 2002 together with recovery of the micro-diamond from till immediately above bedrock in drill hole JI-CG2-02 led to a change in the 2003 exploration program objectives discussed in the prior year’s annual report. Instead of drilling to establish geometry of the Freightrain pipe and the drill testing of other targets, it was decided that giving immediate attention to the overall upside potential of the project would enable the Corporation to acquire the most favorable land position on the Brodeur Peninsula.

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

Results of 2002 and Exploration reported in 2003

Analytical testing was finalized in 2003 on bedrock and overburden recovered from ten holes (1,173m) drilled (NQ core, 47-mm diameter) at four targets during the July-September period of 2002. The Cargo2 and ANO 10 magnetic anomalies detected by the 2001 Fugro-SIAL helicopter-borne survey were each tested by three holes and another hole tested ANO 9.

12.

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
The diamonds are mostly white and transparent. Largest stones (JI-CG1-04): 2.34 x 2.25 x 1.65mm - 0.0869 carat; 2.14 x 1.68 x 1.14mm - 0.0269 carats

Results were also received in 2003 from processing and indicator mineral grain selection by Lakefield on 489 soil samples which had been collected in 2002. The 2002 regional till sampling program covered the main claim block at that time. The sampling involved collection of approximately 25 kg of till at 400-metre intervals on lines two kilometers apart in the Freightrain-Cargo1 pipe and Cargo2 areas and four kilometers apart elsewhere. Pyrope and eclogitic garnet, Mg-ilmenite and spinel were found in anomalous concentrations in a number of clusters, most notably at Cargo2 and immediately surrounding the Freightrain and Cargo1 pipes.

2003 Claim-Staking Programs

Encouraged by the results from the indicated mineral surveys, the Corporation undertook two claim-staking campaigns during the year with the strategic objective ultimately being to discover a number of diamondiferous pipes within truck haulage distance from a central plant. The first program added 1,145 sq. km following receipt of indicator mineral counts from the 2002 till sampling program and evidence of diamonds at Cargo2.

Following the discovery of the 1.7km kimberlite fragment trail and detailed ground magnetic survey confirmation of previously inferred geological controls of kimberlite emplacement, the Corporation staked a further contiguous 2,283 sq. km to the east and south. After allowing for the expiry of 5 claims where results did not warrant further exploration, the net 100%-owned land position at the end of 2003 was 5,075 sq. km (1,254,029 acres).

2003 Exploration Program and Results

During the 2003 field season a further 426 samples were collected to define airborne survey targets in a large portion of the newly staked claims and for purposes of determining whether discrete and separate drill targets were present in the immediate vicinity of Freightrain and Cargo1 pipes. Based on the recovery of kimberlite indicator mineral grains from the 355 soil and 71 stream sediment samples, twelve (12) new kimberlite indicator mineral clusters were discovered. Of the 426 samples collected, 110 contained kimberlite indicator minerals.

13.

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

	Heavy	Indicator Mineral Recovery -20+60 Mesh
	Minerals
	Non-mag &	Pyrope	Eclogitic	Chrome	Lo Chrome		Picro
	Para-mag	Garnet	Garnet	Diopside	Pyroxene	Omphacite	Ilmenite	Chromite	Olivine	Total
	(grams)	(number of grains)
5 samples*
within 1 km	14.38	2019	465	66	96	15	25	1208	46508	50402
of Freightrain
16 samples in
next 1.0-2.5 km	42.24	28	7	5	5	1	10	17	580	653
from Freightrain
405 samples in
3,470 km2 other	1230.32	59	26	7	70	3	28	63	1032	1288
surveyed area
Total	1286.94	2106	498	78	171	19	63	1288	48120	52343
(*) High indicator mineral counts are due to 2 of 5 samples taken closer to outcropping Freightrain kimberlite.

In 2003, most soil and stream sediment samples were collected at approximately 500 m intervals along 4 km spaced north-south lines. The stream sediment samples collected were spaced at 5 to 8 km apart. The samples cover 3,490 sq. km of the 5,075 sq. km Jackson Inlet property. Soil samples were collected from frost boils which are ubiquitous on the sparsely vegetated Brodeur Peninsula. The samples represent glacial till which the boiling action has brought from considerable depth. This has been evidenced by a coincidence of indicator minerals with known kimberlite on occasion beneath many meters of overburden.

A heavy mineral concentrate was produced by Lakefield followed by diamond indicator mineral picking by HDM Laboratories Inc. (“HDM”). HDM is located in Loveland, CO, U.S.A., and has specialized in kimberlite indicator mineral recovery and evaluation for more than 10 years.

In July 2003, the Corporation’s field personnel made a significant discovery of kimberlite fragments by careful classic prospecting along a NE-SW corridor that connects Freightrain with Cargo1 pipes. The fragments, which are interpreted to originate from kimberlite bodies beneath and brought to surface by frost boil action, are distributed across up to 50 meters width within this corridor. They were surveyed and sampled over a distance of 1.7 km; 1 km SW from Cargo1 pipe towards Freightrain and 0.7 km to the NE beyond Cargo1 pipe. They show no evidence of transport.

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

14.

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

High sensitivity ground magnetic (gradiometer) surveys were performed by JVX Ltd. (“JVX”) in July and August 2003 over a 2 km by 3 km area encompassing Fugro-SIAL’s Cargo2 aeromagnetic anomaly as well as over a 2 km by 6 km corridor encompassing Freightrain and Cargo1 pipes (Gap Grid). Objectives of the latter survey were to identify new or satellite pipes and to determine whether the kimberlite fragment trail reflects bodies that are as magnetic as the initially discovered portion of Cargo1 pipe or whether the source is probably more like the weakly magnetic northeast portion of the pipe probed by drill hole JI-CG1-05.

At Cargo2, the objectives were to define the anomalies, which were not established by the 2002 survey, and to develop drill targets for 2004. These objectives were exceeded in that the small area (6 sq. km) yielded 8 anomalies, about which the JVX report concluded that “if kimberlite is recognized at Anomaly A-I this entire trend becomes prospective.” The JVX report describes A-I, that is Cargo2, from which the grid takes its name, as “a moderate anomaly with an amplitude of about 23 nano taslas (nT) spread over a roughly circular area about 300m across.” They describe Anomaly A-IV as “probably the most intriguing anomaly on the grid. The intensity of this anomaly is comparable to Cargo2 but it appears to be the strongest of a series of 5 magnetic highs that trend NW-SE.”

Within the Gap Grid, the JVX survey clearly defined 5 lobes or components of the Freightrain kimberlite the two most prominent of which are: 1) approximately 22 nT and “roughly 125 by 100 m, flanked on the North, West, and East by magnetic lows”, and 2) approximately 20 nT that is “roughly 100 by 150 m with secondary lobes to the northeast”.

JVX recommends prospecting about 0.75 km northeast of the Freightrain anomaly in the vicinity of Anomaly 2, a new anomaly of which the “source probably extends to depth as there is no accompanying magnetic low”.

The JVX report describes Cargo1 pipe as “a strong (approximately 15 nT), roughly circular magnetic high. It is about 160 m across and it is truncated on the northeast side by a magnetic depression”. The kimberlite bodies discovered over 1.7 km on the Freightrain - Cargo1 pipes corridor are visible on surface as a diamondiferous kimberlite fragment corridor. Due to their low magnetic susceptibility their magnetic footprint is very faint.

2004 Exploration Program and Results

The Corporation advanced Jackson Inlet after entering into two agreements during the year. Pursuant to a letter agreement entered into in April 2004 with Kennecott Canada Exploration Inc. (“Kennecott”) in connection with 270,644 acres of the north claim block (the “Jackson East & West”) of Jackson Inlet, Kennecott incurred expenditures in excess of $615,000 in completing a 15,700-line kilometre MIDAS IITM aeromagnetic survey over 200,000 acres of Jackson East & West using 50-metre spacing for one block of claims (“Block 1”) and 75-metre spacing for a second block of claims (“Block 2”). The final results of the survey, which were received during the first quarter of 2005, revealed as many as 78 new potential kimberlite drill targets. The agreement with Kennecott was terminated in July 2004 as a result of discussions of the Corporation’s obligations towards a third party having an interest in Jackson Inlet not producing the necessary results within the anticipated time frame. The Corporation remains committed to honoring the third party agreement and to continue advanced exploration at Jackson Inlet.

In August 2004, the Corporation entered into an agreement with Stornoway Diamond Corporation (“Stornoway”) in respect of the south claim block running along the Vista River (“Vista”) covering over 980,000 acres of Jackson Inlet. Under the terms of this agreement, Stornoway has the option to earn a 51% interest in these claims by, among other things, incurring a minimum of $3 million in exploration expenditures on Vista over a three-year period. Prior to Stornoway having to elect to take up the option and commence expenditures, the Corporation is required to complete a minimum $900,000 exploration program mutually acceptable to both parties and to deliver to Stornoway a report thereon. The Corporation completed a 1,200-sample soil/till sampling program in the third quarter of 2004. The samples were processed for kimberlite indicator minerals at Vancouver Indicator Processors Inc. in Burnaby, B.C., Canada. Heavy mineral concentrates at this lab was sent to HDM Laboratories Inc, in Denver, and KIM Dynamics, in Vancouver, B.C., Canada, for sorting, selecting and counting kimberlite indicator indicator minerals. Results from the counting, expected to be completed within the second quarter of 2005, will be used to complete the exploration program.

15.

In July 2004, the Corporation discovered kimberlite fragments on frost boil surfaces at the A-2 magnetic anomaly, located 450 meters northeast of the Freightrain diamondiferous kimberlite. The A-2 anomaly was detected during a ground magnetometer survey carried out in 2003 by JVX.

A sample of frost boil till of approximately 25 kg from this site contained 83 pyropes, 2 clinopyroxene and 5 chromite grains as determined by a SGS Lakefield microscopic examination.

On the basis of proven existence of kimberlites, extensive soil sampling on a 2 km by 0.5 km grid and promising chemistry of indicator mineral anomalies, the Jackson Inlet East claim block (Block 1) and West claim block (Block 2) were chosen for a high resolution aeromagnetic survey. A flight line spacing of 50 m in Block 1 and 75 m in Block 2 was chosen, that is, sufficiently close to spot drill holes without the need to conduct follow-up ground magnetic surveys.

Fugro Airborne Surveys carried out the 8,955.2 line kilometer airborne geophysical program during July 2004 utilizing a helicopter mounted multi-sensor MIDAS II™ horizontal gradiometer over both blocks.

Due to the thick flat lying platform sediments over the Archean basement, craton background variations of the magnetic field are mainly due to large-scale deep-seated features. This setting improves the likelihood of identifying smaller, and possibly lower amplitude, anomalies. Magnetic surveys on surrounding properties have shown that the known kimberlites in the area display a monopolar magnetic high signature. Individual anomalies recognized in processed airborne data consist of discrete magnetic features representing either ‘highs’ or ‘lows’ relative to background data. Typically, these features are less than one kilometer in diameter.

Careful inspection of the data resulted in the selection of 54 anomalies on the Jackson Inlet East claims (Block 1), 20 on the Jackson Inlet West claims (Block 2) and 4 on the Vista project claims just outside of the Block 1 boundary. The magnetic gradient data assisted in prioritization of subtle anomalies.

On the Jackson Inlet West block, one anomaly is expressed on 4 profiles of the flight lines spaced at 75 m. Two anomalies are expressed on 3 lines, five on 2 lines and 12 on 1 line. The strongest anomalies are 9, 6, 5 and 4 nT .

On Jackson Inlet East and in the case of the four anomalies just outside its boundary (located on the Vista Claim Blocks) one anomaly is expressed on 5 flight lines spaced at 50 m, one on 4 lines, ten on 3 lines, eighteen on 2 lines and twenty eight on 1 line. The strongest anomalies are adjacent 12.5 nT and 11 nT peaks with dimensions of 200 m by 100 m and 250 m by 90 m, respectively. These and at least 5 other prominent anomalies comprise a cluster of 1.2 km radius centered 7.5 km east of Cargo2. The 12.5 and 11 nT anomalies display approximately twice the magnetic intensity of Cargo2. Fourteen of the 24 soil samples within a 2.5 km radius yielded peridotitic and eclogitic garnets, mantle ilmenites and/or chromites.

Of the 45 East claim block survey anomalies of at least 2 nT, three are in the 10-12-5 nT range, ten are in the 5-9- nT range and 32 are in the 2-4 nT range. These anomalies lie along two broad bands trending northeast-southwest as do the corridors of anomalies on the West claim block. In the case of both blocks, there is a strong coincidence of kimberlite indicator mineral anomalies with these corridors of magnetic anomalies as well as with many individual magnetic anomalies.

16.

The MIDAS II™ survey detected JVX’s magnetic anomaly A-VII (2003 exploration) and the previously identified Cargo2 (JVX’s A-1) which is strongly inferred to reflect a diamondiferous kimberlite because of the presence of indicator minerals as well as a diamond recovered in 2002 during core drilling in deep overburden.

The 980,000 acre Vista project has been confirmed by indicator mineral analyses to have diamond potential and is at the airborne survey stage with the exception of the earlier mentioned MIDAS II™ survey executed on the Jackson Inlet East block that revealed just outside its boundary four anomalies located on Vista.

During the 2004 field season, a total of 1,200 soil samples were collected by the Corporation’s field personnel, most at 500 m intervals along north-south lines spaced 2 km apart. Areas covered included the previously untested northeast portion of the Vista project, the anomalous blocks identified by the 2003 stream sediment sampling and several magnetic anomalies selected by a study of the Geological Survey of Canada regional aeromagnetic data.

2005 Exploration Program

By mid-March 2005, indicator mineral selection had been completed on 784 of the 1,200 soil samples. Although no microprobe analyses had been done, the selected indicator minerals when plotted on the map suggest at least 15 possible new anomalies. Based on results of these new anomalies, the Corporation is planning a carry out an airborne geophysical program on Vista in the second quarter of 2005.

Atlanta Gold Property, Idaho

The Corporation, through its wholly owned subsidiary Atlanta U.S., owns and leases a total of 33 patented lode claims, 3 patented mill site claims and 113 unpatented contiguous mining claims known as Atlanta Gold covering 1,891 acres near the town of Atlanta in Elmore County, Idaho, approximately 60 miles east-northeast of Boise, Idaho. Of the mining claims comprising Atlanta, three of the patented claims and 70 of the unpatented claims are beneficially owned by Atlanta U.S. and 32 of the patented claims and 43 of the unpatented claims are leased by Atlanta U.S. with terms extending to various dates up to 2015. Since the acquisition by Atlanta U.S. of an interest in Atlanta in 1985, the Corporation has endeavoured to establish and expand estimated proven and probable reserves at Atlanta and to evaluate the feasibility of constructing and operating a mine at Atlanta.

On July 22, 1997, Atlanta U.S. and Canadian American Mining Company, LLC (“CAMC”) (formerly Quest International Resources Corporation) (“Quest”), entered into a joint venture agreement (the “Quest Agreement”) whereby Atlanta U.S. was appointed the operator of, and held an 80 per cent interest in Atlanta, with Quest holding the remaining 20% participating interest. On December 17, 1997, Quest advised Atlanta U.S. that it had elected under the Agreement not to participate in its contractual share of further property costs incurred after 1997. On December 13, 2002, CAMC agreed to transfer its 20 per cent participating interest in the joint venture to Atlanta U.S. CAMC retains the 2% net smelter return royalty on Atlanta, as per the Quest Agreement.

On February 2, 1999, Atlanta U.S. signed a Lease/Option to Purchase Agreement (“the Monarch Agreement”) with Monarch Greenback, LLC (“Monarch”) relating to Monarch’s surface and mineral rights to Atlanta. During the term of the ten-year lease, Atlanta U.S. has the option to purchase such surface and mineral rights for US$2 million. If this option is exercised, the existing minimum annual rental payments on such surface and mineral rights will be terminated and replaced by a net smelter return royalty of 0.5% of gold sales if the average realized gold price is US$365 per ounce or less, provided that the cumulative minimum annual rental payments made by Atlanta U.S. pursuant to the Monarch Agreement are credited against the obligation of Atlanta U.S. to make net smelter return royalty payments to Monarch. For each US$1 increase in the average realized gold price over US$365 per ounce, the net smelter return royalty will be increased by 0.01% to a maximum rate of 3.5%. In 1999, the terms of the minimum annual rental payments payable to Monarch were amended. US$25,000 owing in 1999, was paid in January 2000 and the US$75,000 unpaid balance was added to the option price. In 2001, the Monarch Agreement was further amended such that, commencing in 2001, Atlanta U.S. will pay Monarch US$50,000 per year in minimum annual rental payments until 2008. The cumulative balance owing to 2008 of US$800,000 will be added to the option price. By then, the option price to purchase such surface and mineral rights will be US$2,875,000.

17.

A net smelter return royalty is payable on production from Atlanta, subject to annual payments to the lessors as set forth below. These payments are required to keep the agreements in good standing. The advance royalty payments will be terminated if the option to purchase is exercised. During the year, the Corporation paid US$17,500 (2003 and 2002 - US$17,500) in advance royalty payments to the lessors.

The following table sets forth the existing minimum annual lease payments required to be made by Atlanta U.S. under the amended leases entered into by Atlanta U.S. in respect of Atlanta:

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

Atlanta was reactivated once it became evident that the price of gold had risen above U.S.$300 on a sustained basis. Following the project outline in the 1998 scoping study, a conventional open-pit cyanide heap leach operation is planned. Behre Dolbear & Company (USA) Inc. (“Behre Dolbear”) was retained to complete a feasibility study.

Montgomery Watson Harza, an environmental consulting firm experienced in mine permitting, was retained in May 2002 to conduct a review of the existing environmental baseline data and recommend a program to update our information for a new Environmental Impact Statement (EIS). A Draft Environmental Impact Statement (DEIS) had been prepared for Atlanta by the United States Department of Agriculture (“USDA”) Forest Service, Boise, National Forest in l989. A great advantage for Atlanta is the extensive amount of baseline data, which currently exists on the project and can be used to update the existing DEIS. This should help to reduce the lengthy permitting process significantly.

To confirm extensive previous in-house and third party test work (more than 50 column leach tests) and simulate conventional heap leach conditions, a metallurgical column testing program is planned using fresh mineralization representative of the Monarch and the Idaho deposits.

The metallurgical drilling program was designed by Atlanta U.S. staff and reviewed by Behre Dolbear and Company of Denver, Colorado (“Behre Dolbear”). Drilling commenced on October 23, 2002. A total of 1,284 meters (4,211 feet) was drilled on 13 core holes using HQ size core (63.5mm / 2.5 inch diameter). Nine holes were drilled into the Monarch ore body and four holes were drilled into the Idaho ore body. One of the four holes was a geotechnical hole, which was drilled into the south wall of the Idaho ore body.

18.

Split core samples were collected in 3-meter increments and were assayed for gold using a 500-gram cyanide bottle roll test as a first step in determining gold recovery characteristics.

Monarch Deposit

hole #	dip	Mineralized Interval	Core length	Assay
				oz/ton	g/tonne
D02-14W05	50°	147’-177’	30’	0.103	3.52
		227’-267’	40’	0.061	2.09
D02-10W06	54°	30’-148’	118’	0.061	2.09
D02-8W07	60°	142’-322’	180’	0.076	2.61
		or 142’-362’	220’	0.066	2.25
D02-6W08	56°	90’-158’	68’	0.054	1.86
		181’-301'	120’	0.059	2.02
		or 181’-341’	160’	0.05	1.7
D02-5W09	65°	55’-360’	305’	0.065	2.23
		incl. 265’-360’	95’	0.12	4.1
D02-1W10	68°	95’-185’	90	0.029	0.99
		285’-409.5’	124.5’	0.039	1.33
		425’-465’	40’	0.149	5.08
D02-1E11	64°	196’-282’	86’	0.231	7.91
		incl. 246’-282’	36’	0.481	16.5
		incl. 256’-266’	10’	1.03	35.3
D02-3W12	54°	10’-70’	60’	0.168	5.76
D02-3E13	56°	100’-290’	190’	0.058	1.97

Idaho Deposit

hole #	Dip	Mineralized Interval	Core length	Assay
				oz/ton	g/tonne
D02-36W01	60°	0’-280’	280’	0.046	1.56
D02-34W03	57°	10’-310’	300’	0.046	1.56
D02-31W04	60°	10’-305’	295’	0.039	1.32

Environmental/Geotechnical Hole For Wall Rock Sample

hole #	Dip	Mineralized Interval	Core length	assay
				oz/ton	g/tonne
D02-34W02*	58°	20’-150’	130’	0.014	0.46

All of the holes were drilled as angle holes ranging from -45 to -60 degrees which cut across the width of the shear zone (which is 18 to 55 meters wide) to obtain representative samples of gold mineralization. Mineralized drill core was sawed lengthwise with one half of the core saved for metallurgical testing, one quarter for assaying, and one quarter was saved for reference.

Atlanta ores have undergone extensive metallurgical testing over the years, including over 50 column leach tests. However, most of these tests were done in-house, used primarily coarse crush sizes (38.1 to 50.8 mm, 1 ½ to 2 inches) and were leached for relatively short periods of time (approx. 60 days). A close examination of the historic metallurgical data and a limited amount of column test data from l998 indicated that finer crushing and a longer leach time would significantly improve the gold recovery over what was achieved in previous work, especially for the moderate and low recovery ores.

19.

In parallel with the metallurgical testing program and commencement of preparation of the feasibility study, preparation of an Environmental Impact Statement (EIS) was commenced in compliance with the United States National Environmental Policy Act (NEPA). Much of the baseline environmental data needed for an EIS and in fact, had previously prepared a draft EIS in l989.

Several other key components of the process were also commenced: the preparation of a Memorandum of Understanding (“MOU”) between the U.S. Forest Service and Atlanta U.S., an updated Plan of Operations, and a new Reclamation Plan. The MOU serves to outline each party’s responsibilities and sets out the procedures and timetable for the EIS process. The Plan of Operations is a preliminary description of the mining operation that is proposed by Atlanta U.S. and is used as the basis for public scoping and the development of the data required for the EIS. Based on the Plan of Operations, a Reclamation Plan is prepared to outline the proposed methods and timing to reclaim the mining and processing areas after the project has ceased production.

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

Plan of Operations - 2003

In April 2003, a proposed Plan of Operations was submitted to the USDA Forest Service (“USFS”), Idaho City Ranger District, which outlined the mining plan for Atlanta. As the lead Federal agency for the environmental permitting process, the USFS issued a Notice of Intent on July 10, 2003 requiring the preparation of an Environmental Impact Statement (EIS) for the project. A Memorandum of Understanding (MOU) outlining the procedures and responsibilities of the USFS and Atlanta Gold for the preparation of the EIS was executed on July 10, 2003. On February 1, 2005, Atlanta Gold issued the final Plan of Operation to the USFS and the USFS has given approval to proceed with the next phase of the EIS, namely the permitting process. The EIS is expected to be completed by the end of 2005. Mine construction is expected to commence in the second quarter of 2006 and gold is expected to be poured before the end of 2006.

The EIS Process

In October 2003, Tetra Tech Maxim Technologies (“Maxim”) was chosen as the third-party environmental contractor to prepare the EIS. Maxim has extensive experience in the preparation of mine related environmental studies and recently completed the EIS for the Astaris Dry Valley Mine (Phosphate) located in southeast Idaho. At the same time, Atlanta U.S. appointed Patrick J. Maley as Environmental Manager for the project as the Corporation’s representative in this process of preparing the EIS. Mr. Maley is highly qualified, having held similar positions with companies like Battle Mountain, Sante Fe Pacific Gold Corporation and ASARCO.

Environmental data collection began in mid-October 2003 with field crews active on the mine site working through the fall and winter. Surface water, ground water, cultural resources, soils, fisheries, wildlife, and air quality, are all being studied to evaluate the potential impacts of the project. New information is being collected to up-date and supplement the extensive, existing baseline data that is available from a Draft EIS that was prepared in the late l980s on the project.

Once the Final EIS has been completed, a Record of Decision (ROD) is issued by the USFS, which is the final step in the federal permitting process. State and local permits are being developed in parallel with the EIS process. Completion of the permitting process is anticipated to occur by the end of 2005.

20.

Atlanta U.S. believes that the EIS and permitting process is a partnership between the company, the federal, state and local agencies, and the public. Effective participation in the process is encouraged and critical to our success.

Completion of the Feasibility Study - 2004

In the fourth quarter of 2004, Behre Dolbear delivered a positive full Feasibility Study on Atlanta. This study concludes that, at prevailing (+ US$425 per ounce) or lower gold prices, an economically mineable gold deposit has been identified and confirmed at Atlanta. At a gold price of US$375, Atlanta has an Internal Rate of Return (“IRR”) of 24.62 percent and a Net Present Value (“NPV”) of $15.9 million at a discount rate of 10 percent. Life-of Mine capital expenditures total US$37.977 million.

The operation, which is anticipated to have a life of six or more years will employ conventional open pit mining of two orebodies, the Monarch and Idaho, followed by three-stage crushing, heap leaching and processing through an adsorption-desorption-refining (“ADR”) carbon plant.

Total cash cost per equivalent ounce of gold is US$187.90 per ounce (see Table 1) and the total production cost, including depreciation, depletion and the mine fleet leasing cost is US$288.00 per ounce.

Table 1 Cost per Equivalent Ounce of Gold ($)
Item	Base Case
Mining*	75.80*
Processing	78.90
G & A	28.90
Sub Total	183.60
By-Product Credits, less refining & transport*	(9.40)
Cash Operating Costs	174.20
Royalties	9.50
Production Taxes, Water Rights Payments	4.20
Total Cash Costs	187.90
Mine Fleet Leasing Cost	27.80
Depreciation	36.80
Depletion Amortization	19.70
Other Investment	15.80
Total Production Costs	288.00

* In this table the cost of the leased mining equipment has been removed from the mining operating cost and inserted as a separate line item.

Key financial results for the Base Case based on gold and silver prices of US$375 and US$6.00 per ounce respectively (see Table 2) reflect a commercially attractive and financially robust project.

21.

Table 2 Key Financial Results
Item	Base Case @ US$375/oz
Recoverable Ounces of Gold	525,229
Internal Rate of Return (%)	24.62
Net Income after Taxes ($millions)	18.6
Net Present Value @ 0% Discount Rate ($millions)	36.2
Net Present Value @ 10% Discount Rate ($millions)	15.9
Net Present Value @ 15% Discount Rate ($millions)	9.2
Net Present Value @ 20% Discount Rate ($millions)	3.9
Payback Period (Years)	2.6

Key production statistics for the operations, as set forth in the Feasibility Study, include 525,000 ounces of gold and 1,084,000 ounces of silver (see Table 3).

Table 3 Key Production Statistics
Item	Quantity
Life-of-Mine (years)	5.5
Total Gold Sold (ounces)	525,229
Total Silver Sold (ounces)	1,083,839
Average Annual Gold Sold (ounces)	95,900
Average Annual Gold Sold - 1st three years (ounces)	106,000
Total Tons of Ore Processed (k tons)	13,669
Average Annual Ore Tonnage Processed (k tons)	2,485
Total Tons of Waste moved (k tons)	46,287
Life-of-Mine Stripping Ratio	3.39 to 1

Mineable Reserves

Behre Dolbear used the recoverable gold resource model to develop diluted open pit mineable reserves, which are the basis of the Feasibility Study (see Table 4 and 5).

22.

Table 4 Parameters used for pit optimization
Item	Parameter
Gold Price ($/troy ounce)	350.00
Silver Price ($/troy ounce)	6.00
Refining & Transportation ($/tray ounce)	3.00
Royalty (NSR)	2.5%
Mining (ore & waste $/ton)	1.00
Feeding Crusher with Loader ($/ton)	0.15
Crushing ($/ton)	0.92
Stacking ($/ton)	0.15
Heap Leach Processing	1.66
General & Administrative ($/ton)	1.12
Interramp Pit Slope (degrees)	50
Gold Recovery	Variable*
Silver Recovery	45%
Allowance for property, sales and use taxes $ per ounce	3.75
* Gold recoveries are input into each block of the model, and range from a low of 44% for the refractory sulfide material to a high of 80% for the clean oxide material. The overall average is approximately 64%.

The mineable proven and probable reserves for Atlanta are calculated at a gold price of US$350 per ounce and a silver price of US$6.00 per ounce. The mineable reserves total 13.669 million tons of ore grading 0.0601 ounces of gold per ton, which, with a weighted recovery of 64.0 percent, yields 525,000 ounces of recoverable (salable) gold.

Table 5 Proven and Probable Reserves - Atlanta Project
Ore body	K tons	Diluted Au grade oz/t	Ag grade oz/t	Recoverable Au grade oz/t	Equiv. Rec. Au grade oz/t
Monarch Pit
Proven	7,023	0.0732	0.2306	0.0463	0.0481
Probable	977	0.0664	0.2062	0.0421	0.0437

23.

Total	8,000	0.0724	0.2276	0.0458	0.0475

Idaho Pit
Proven	5,002	0.0421	0.0766	0.0280	0.0286
Probable	667	0.0467	0.0654	0.0279	0.0284
Total	5,669	0.0426	0.0753	0.0280	0.0286

Total Atlanta
Proven	12,025	0.0603	0.1665	0.0387	0.0400
Probable	1,644	0.0584	0.1491	0.0363	0.0375
Total	13,669	0.0601	0.1644	0.0384	0.0397

Possible Future Additions to the Ore Reserves

The Feasibility Study advises that there are significant possible additions to the mineral reserves/resources, which are likely to extend the mine life:

•
Outside the boundaries of the Monarch and Idaho pits, the orebody is incompletely drilled, particularly below both the Monarch and Idaho pit bottoms and in the area between the two pits. Additional ore may be found in these areas;

•
There are two higher-grade partially drilled inferred resources within one mile or less of the Monarch Pit. These are the Tahoma Zone and the East Extension Zone, which together contain nearly 200,000 in-place ounces, but require confirmatory drilling;

•	There is a partially drilled, inferred underground resource containing some 240,000 ounces, which by itself has upside potential from additional drilling.

Behre Dolbear believes that the ultimate mineable ore reserves could grow to 1.5 million ounces contained or approximately 1.0 million ounces of recoverable gold.

Mining

The reserves are contained in two open pits, the Monarch and Idaho. The Monarch, larger and higher grade but with a higher stripping ratio, will be mined first, and some of the waste from the Idaho pit will be backfilled into the mined out Monarch pit (Table 6).

Atlanta will do its own mining with a fleet of reconditioned, conventional, Caterpillar-manufactured mining equipment. The equipment will be leased from and maintained by an independent contractor who has provided firm bids for equipment lease rates as well as for maintenance of the fleet. Ore will be hauled to a stockpile ahead of the primary crusher for eight months of the year (May through December); waste will be mined all year. The crusher will be fed by a front-end loader.

The major items of mining equipment are rotary blast hole drills, drilling 6-7/8 inch diameter holes into 25-foot high benches, 14 cubic yard front end loaders and 100-ton haulage trucks. Life-of-mine unit mining costs, reflecting the short hauls and the high annual volumes of waste, are approximately $0.90 per ton for both ore and waste, including the contractor’s leasing and maintenance charges.

24.

Table 6 Life-of Mine Schedule
Item	2005 Nov-Dec	2006	2007	2008	2009	2010	2011	Totals
Tons of Waste Mined (k tons)	1,972	12,135	12,116	10,439	7,742	2,153	--	46,287
Tons of Ore Mined (k tons)	672	2,596	2,464	2,464	2,464	2,464	545	13,669
Stripping Ratio	2.93	4.67	4.92	4.24	3.03	0.72	--
Recovered Gold Grade (opt)	0.0467	0.0496	0.0386	0.0483	0.0281	0.0257	0.0340	0.0384
Recovered Gold Placed on Heaps (ozs)	31,382	128,632	95,110	119,011	69,238	63,325	18,530	525,229
Gold Sold (ozs)	6,280	102,420	116,280	111,700	84,100	65,100	39,349	525,229
True Silver Grade Mined (ozs)	0.2738	0.2663	0.2241	0.1500	0.0979	0.0736	0.1080	0.167
Silver Recovery (5)	50	50	50	50	50	50	50
Recovered Silver Placed on Heaps (ozs)	91,997	345,656	276,091	184,800	120,613	90,675	31,050	1,140,883
Recovered Silver Placed on Heaps (ozs)	91,997	345,656	276,091	184,800	120,613	90,675	31,050	1,140,883
Silver Sold (ozs)	17,480	342,000	271,700	185,250	123,500	95,950	47,959	1,083,839

Processing

The Atlanta ore will be crushed through a three-stage crushing circuit and agglomerated with cement and cyanide solution in an agglomeration drum prior to placement on the leach pads. The crushed ore will be crushed to a nominal 80 percent passing 3/8-inch size. The cement is added for agglomerate stability as well as pH control. The agglomerated ore will be placed on the heap leach pads with a conveyor system to maintain good permeability. The initial production will be placed on the Ridge heap leach pad, which will enable gold production to commence at an earlier date while the larger Valley heap leach pad is under construction. Leaching operations will continue year around although mining, crushing, and ore emplacement on the pad will be conducted for eight months of the most seasonably amenable portion of the year (May through December). The extra leach time allowed by this placement and leaching schedule will give an increased extraction of gold and silver from the slower leaching components of the ore.

25.

The initial 2.2 million tons of ore will be placed on the Ridge Pad (Starter Pad) and the remainder of the ore will be placed on the Valley Pad. There are two additional advantages of this sequencing of leach pads beyond the initial advantage of earlier gold production. Detoxification and reclamation of the Ridge Pad can commence during the operation of the Valley Pad, shortening the overall time requirement for this obligation of the project. Secondly, the volume placement in the Valley Pad is reduced compared to the use of this pad as the sole leach pad, which allows some additional capacity should additional reserves be proven or some cost reductions should the full potential volume of this pad not be needed.

The pregnant solutions from the heap leach pads will be processed through a carbon adsorption plant to remove the gold and silver, with the barren solution recycled to the heap after adjusting cyanide strength and pH. Provisions have been made in the pregnant and barren pond content to the carbon adsorption plant. The carbon plant will operate year around in conjunction with the leaching operations.

ADR plant general arrangement

Daily, a portion of the carbon will be removed from the adsorption circuit and the gold and silver will be stripped from the carbon. The stripped carbon will be acid washed to remove any scale and adsorbed base metals prior to returning to the adsorption circuit. Periodically, the stripped carbon will be regenerated to restore its adsorption capacity prior to returning to the adsorption circuit.

The gold and silver recovered in a concentrated cyanide solution from the stripped carbon will be recovered in electrolytic cells. The cathodic sludge from the cells will be smelted to produce a gold and silver doré for shipment to a refiner.

Heap Leach Facility

The site is located in steep topography and thus to achieve the goal of early production, Atlanta plans on processing the 13.7 million ton reserve on two heap leach pads. Crushing and placement of ore on the smaller Ridge Pad is scheduled to start in late 2005 or early 2006 contingent on operating permits issued by the US Forest Service in a timely fashion. The larger Valley Pad with a capacity of 11.5 million tons is expected to be ready for loading and leaching in September 2006. In general, construction is season and weather dependent. It takes approximately one month after stacking has commenced to produce the first gold bar.

Land Status

The entire claim block is irregular in plan but lies within Sections 2, 3, 4, 10, 11, 12, 13, 14 and 15 of Township 5 North, Range 11 East, Boise Meridian, Elmore County, Idaho. Patented claim blocks owned mostly by the Monarch Greenback LLC and leased to Atlanta, straddle the approximately 12,000 feet of strike length of the Atlanta Main Zone. It is mainly within those claim blocks that the Monarch and Idaho Pit zones lie.

Approximately 115 acres of patented and unpatented claims within the perimeter of the claim block and remote from the main mineralized Atlanta zone are held by others. All facilities have, however, been located on mineral claims owned or leased by the Corporation.

The Corporation’s holdings comprise patented, unpatented, lode, and millsite claims, which are either leased or owned by the Corporation. The total area of the property is 1,891 acres, consisting of 152 contiguous and, in some cases, overlapping claims (Table 7).

26.

Table 7 Claims Held
Number of Claims	Classification	Total Area (acres)
33	Patented claims with surface rights	355
3	Patented millsites	14
115	Unpatented lode claims	1,517
1	Unpatented millsite	5

Water Supply

The Corporation has a 10-year lease for an existing, decreed water right on the Middle Fork of the Boise River from Greene Tree Incorporated for a monthly rental of US$287.50. The water right consists of 0.92 cfs (412 gpm) and is a seasonal, irrigation water right that must have the use and point of diversion changed through the Idaho Department of Water Resources prior to its use for mining purposes. Additional water can be acquired through lease or purchase of existing water rights, or from an annual lease of stored water from the Water District #63 rental pool. Rental pool water is priced at US$6.50 per acre-foot for in-basin use.

Capital Costs

Behre Dolbear, Lyntek, and Knight Piesold, under the overall direction of Behre Dolbear, have determined that the project capital costs will total US$37.977million, allowing for three months, or US$6 million, of working capital to be on hand at start-up (see Table 8).

Table 8 Total Project Capital and Working Capital
Item	(US$000’s)
Pre-Production Capital	28,562
Continuing and Sustaining Capital	9,415
Total Project Capital	37,977
Working Capital	6,000
Pre-Production Cash Requirements	34,562

Operating Costs

Average operating costs for the life of the mine total US$6.92 per ton of ore, based on the stripping ratio of 3.39 to 1. Actual yearly costs are lower in the first three years because higher tonnages of ore and higher volumes of waste are being handled (Table 9).

27.

Table 9 Operating Costs (per ton)
Item	US$ per Ton
Mining Ore and Waste* (Avg.-Life-of-Mine)	0.68*
Feeding Crusher with Front End Loader*	0.15*
Crushing Ore	0.92
Stacking Ore	0.15
Heap Leach Processing	1.66
General and Administrative (Avg.)	1.05
Total Cost per Ton of Ore at stripping ratio of 3.39/1	6.92
*Does not include mine fleet leasing costs

Sensitivities

Behre Dolbear ran several sensitivities on the Base Case (US$375 per ounce gold price) to determine the effects on the key financial statistics of the following (see Table 10):

a) Gold prices of $325, $350, $375, $400, $425 (considered to be the current price), $450, and $500 per ounce were run. A silver price of $6.00 per ounce was used in all cases, except for the current price case* (see table), where $7.25 per ounce was used.

b) ±10 percent change in operating cost

c) ±10 percent change in capital cost

d) ± 5 percent change in gold recovery

Table 10 Sensitivities
	% Change over base or actual gold price per ounce	IRR %	NPV @ 5% ($Millions)	Net Income after tax ($Millions)	Net free Cash flow after tax ($Millions)	Payback (years)
Gold price per oz	$375	24.62	24.6	18.6	36.2	2.6
Gold price per oz	$325	12.07	9.1	8.5	18.3	3.9
Gold price per oz	$350	18.53	17.2	13.3	27.5	2.9
Gold price per oz	$400	30.32	31.7	24.1	44.4	2.3
Gold price per oz	$450	41.61	45.3	35.4	60.4	2.0
Gold price per oz	$500	53.05	58.6	47.0	75.9	1.9
Current metal prices*	Gold = $425

28.

	Silver =$7.25	36.73	39.3	30.3	53.3	2.1
Operating costs	±10	19.23	18.2	13.4	28.8	2.8
Operating costs	-10	29.78	30.7	24.3	43.2	2.3
Capital costs	±10	20.72	21.6	17.1	33.4	2.8
Capital costs	-10	29.24	27.6	20.2	39.0	2.3
Gold recovery	±5	29.03	30.1	22.8	42.6	2.3
Gold recovery	-5	20.02	19.0	14.6	29.6	2.8

Environmental Impact Statement

Atlanta was permitted in 1989 on a milling scenario. Presently, an Environmental Impact Statement ("EIS") is being prepared for the US Forest Service by Tetra Tech, Inc. on a heap leach scenario.

The Corporation has finalized the memo of understanding (MOU), the notice of intent (NOI), and the plan of operations (POO). Further, the Corporation has conducted the required initial agency meetings and prepared and discussed the EIS project scoping, the EIS proposed action, and the EIS alternatives.

To help ensure the EIS process is completed and Atlanta is built in an efficient, timely and cost effective manner, Bruce Thorndycraft was hired as the General Manager of Atlanta in November 2004. He’s assisted by Pat Maley, Environmental Manager since September 2003.

Abitibi Gold Property, Eastern Québec

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

Location and Access

After examining data on numerous individual opportunities, it became apparent that history has demonstrated the Abitibi volcanic belt to be characterized by one of the highest probabilities for discovering new or adding to known gold resources. The Province of Québec is also the top ranked North American jurisdiction for mining investment according to the Fraser Institute, both with respect to policy and mineral potential.

The Abitibi gold belt is the source of approximately 5,000 (150 million ounces) of the 8,000 tonnes of gold which have been extracted from the Superior Province of the Canadian Shield. Québec’s portion of the belt continues to yield many new discoveries and annual production exceeds one million ounces, of which a large portion is from the Doyon-Bousquet-LaRonde Mining Camp.

Breakwater Option Granted in 2003

In late August 2003, Breakwater Resources Ltd. (“Breakwater”) granted the Corporation an option to purchase up to an 80% interest in the 6 properties along Quebec’s Cadillac-Malartic portion of the Abitibi gold belt. Under terms of the option agreement, the Corporation was required to spend $150,000 before September 2004 and make a payment of $25,000 on that date to renew the option. Aggregate expenditures of $3.5 million and payments totaling $125,000 will be required to maintain the option through September 2008 and to earn an initial 60% interest. The Corporation can then purchase a further 10% interest for $100,000 and following completion of a feasibility study, the Corporation can purchase an additional 10% interest by paying $500,000. There is a provision to buy Breakwater out of the project for $1,500,000 if it decides not to participate in the development of the properties.

29.

Following a comprehensive review of Breakwater’s information on the optioned properties, an exploration program was established to focus on the Normar, Malartic “H”, Malartic “H” Annex and the Mouskor claim portion of the optioned property, totaling 4,500 acres. Certain other claims optioned from Breakwater on the Joannes North and Joannes West portions of the property covering 2,540 acres, were returned to Breakwater during 2004. In addition to the 62 claims optioned from Breakwater, the Corporation also holds an additional 50 claims, for total holdings of 112 claims covering 26.1 square kilometers (6,450 acres). The Corporation anticipates resuming exploration activities with partners on Abitibi in the second half of 2005.

Regional Geology

Normar was selected as having a high potential for discovery of a gold resource because it straddles the prolific Cadillac Break which most recently has yielded Agnico Eagle’s impressive Lapa gold deposit about 20 km to the east. Past drilling had confirmed the existence of the Decoeur and Paquin gold deposits for which Breakwater reports cited a combined “drill-indicated mineral inventory” of 60,000 tonnes at 6.6 g of gold per tonne. This grade is better than the 5.3 g Au/t reserve grade at Cambior’s Doyon mine some 8 km to the northeast.

The Malartic “H” property is situated on the northern limb of the Malartic Syncline which hosts within 2.5 km of the property boundary the Black Cliff, Marban, Malartic Hygrade, Norlartic and Camflo gold mines. Production from these mines has exceeded 2 million ounces. Up to six gold-bearing zones are associated with the Norbenite/Norlartic shear where it crosses the south portion of the Malartic “H” claims. The shear zone continues on to the south where it has yielded significant gold production. Portions of the Malartic “H” zones, from one of the deeper holes reported in Breakwater files, assayed 5.33 g Au/t over 1.05 m, 5.54 g Au/t over 1.76 m, 7.93 g Au/t over 2.25 m, 42.7 g Au/t over 0.9 m and 3.86 g Au/t over 2.89 m.

On the Malartic “H” Annex claims gold has been known to be associated with pyrite where a prominent shear zone cuts basaltic volcanics (“Discovery Zone”). Over 2 million ounces of gold have been produced from the Siscoe and Sullivan mines, which are located on the same shear zone. This is the only property for which Breakwater files revealed that additional geophysical coverage might result in definition of new drill targets. Thus, it was decided to conduct induced polarization and magnetometer surveys to focus drilling on unexplored parts of the shear zone with the highest gold potential. Grab samples from a trench on the “Discovery Zone” were reported in Breakwater files to have returned gold values of more than 1,800 g Au/tonne. A drill hole (M-3, 1936) under this mineralization encountered sections which assayed 94 g Au/t over 0.35 m, 31 g Au/t over 0.34 m and 21 g Au/t over 0.65 m.

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

On the Mouskor property, 10 holes, totaling 2,191 meters were drilled; on the Malartic "H" and Malartic “H” Annex properties, 20 holes, totaling 9,392 meters were drilled. The described gold zones were tested at depth, as were several geophysical targets. Overall continuity was confirmed while grade and thickness did not change.

30.

On the Normar Property, 31 holes, totaling 11,008 meters, were drilled resulting in two gold discoveries. Although thickness did not change previously interpreted mineralization continuity at Decoeur and Paquin was consistent with previous results. To complement the investigation of the known gold occurrences, profiles were drilled across other areas of favorable geology on the property. One gold discovery was made with three "profile" holes. Two were drilled into a package of intrusive highly altered tonalite intersected gold values which showed a more than eightfold increase in the lower 40 meters from hole # TMN-03-07 to hole # TMN-03-08 approximately 130 meters vertically below. The third hole, TMN-03-31, collared 400 meters to the west, encountered 148.7 meters of tonalite and produced a 1.5 m intersection of 5.67 g/t Au (3.82 g/t Au pulp check assay). The discovery zone has an indicated width of approximately 100 meters, a strike length of more than 500 meters and an apparent steep northerly dip. A review of the geological and assay results by Roscoe Postle Associates Inc. (“RPA”) concluded that this newly discovered mineralized area has potential for an economic concentration of gold.

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

Exploration Program Review - 2004 and 2005

A thorough review was performed of the large amount of data obtained from the major drilling program in the last four months of 2003. As a result of the review, the Corporation is focusing future exploration on the Normar property while Mouskor, Malartic “H” and Malartic “H” Annex are planned to be explored with joint venture partners.

Benefits from the work of others during the Corporation’s 2004 review were derived from a new gold discovery on the nearby Noranda property about one kilometer NW of the Mouskor boundary. This discovery is along strike with the favorable trend on which the Mouskor and Doyon mines are located and which passes through the Mouskor claims. This area will be monitored closely during 2005.

A ten-hole exploration program on Normar has been recommended. The Corporation expects that the first 5 holes tested in the Tonalite Zone should determine whether there is enough evidence of increasing gold grades with depth to proceed to complete the ten-hole program. The second priority is to investigate the deep high grade zone intersected by drill hole TMN-03-19. The approximate budget for the recommended work is $450,000.

Indonesian Property

In 1997, the Corporation, and its wholly-owned subsidiary, Twin Gold Layuh Mining Corporation (“Twin Gold Layuh”) entered into agreements (collectively the "Layuh Agreements") with two wholly-owned subsidiaries of PT Harita Jayaraya ("PT Harita"), an Indonesian company, to form a joint venture between Twin Gold Layuh and such subsidiaries to explore for gold and related minerals and, if successful, to mine in an area covering 86,880 hectares (the "Layuh Property") in the Layuh area of South Kalimantan, Indonesia. The joint venture will be formed provided that an application is granted for a Seventh Generation Draft C.O.W. (“Contract of Work”).

The Corporation’s Layuh property has been on care and maintenance, awaiting a recently-elected federal government administration to provide political and economic stability since 1999. In June 2004, the Corporation submitted a request to extend the Approval in Principle for a Seventh Generation Contract of Work (C.O.W.), first granted in 1998, for another twelve months. By the end of the year, the Corporation wrote-off Twin Gold Layuh’s carrying value of $1,450,626 because it decided to focus its time and effort on Atlanta, Jackson Inlet and Abitibi. However, it will continue pursuing third party participants, including one that’s presently conducting due diligence on Layuh.

31.

Method of Operation

The Corporation has been an exploration stage mineral resource company since inception and has undertaken gold exploration and mine development activities since 1994. Between July 1999 and December 2001, the Corporation focused on diamond exploration in Canada. In 2002, the Corporation reactivated development activities on Atlanta and continued to direct its efforts towards diamond exploration on Jackson Inlet. In 2004, a positive feasibility study on Atlanta was completed and the Corporation has commenced discussions in respect of financing the mine at Atlanta. Concurrently with this, the EIS and permitting process at Atlanta is progressing. At Jackson Inlet, the Corporation plans in 2005 to conduct an 11,000 line-kilometers airborne survey on the Vista portion of the property.

On February 9, 2005, the Corporation submitted a Supplement to the Plan of Operation to the U.S. Department of Agriculture - Forest Service (“USFS”), the lead agency in the permitting process, and on March 2, 2005, the USFS accepted the Supplement as adequate to proceed with the NEPA analysis through the completion of an Environmental Impact Statement (“EIS”). The EIS is expected to be completed by the end of 2005. Mine construction is expected to commence in the second quarter of 2006 and gold is expected to be poured before the end of 2006.

During the past three years, all financings undertaken by the Corporation have been by way of private equity offerings. In 2002, the Corporation completed two private offerings. The first offering was completed in December 2002 for gross proceeds of $3,255,000 by the issuance of 6,510,000 flow through common shares of the Corporation and warrants to purchase another 3,255,000 common shares of the Corporation at $1.00 per share. In the second offering, members of management of the Corporation paid $45,000 to subscribe for a total of 90,000 flow through common shares of the Corporation. Net proceeds from these private offerings totaled $2,939,192, net of share issue costs of $360,808, including $226,100 paid as agency fees to the agent of the first offering. The agent was also granted purchase warrants to acquire 586,000 common shares of the Corporation at $0.50 per share. All warrants expire within two years from date of grant. In 2003, four private offerings were completed for total proceeds of $2,938,063 by issuing 5,357,143 flow through shares, 4,379,167 common shares, and 2,116,667 common share purchase warrants, with each warrant exercisable at $0.50 per warrant. Total share issue costs for the 2003 offerings was only $128,601 because the 2003 offerings were non-brokered efforts initiated by the Corporation’s management. In fiscal 2004, the Corporation raised aggregate gross proceeds of $9,261,275 by means of equity financings. The financings consisted of the private placement of units, with each unit consisting of one common share and one common share purchase warrant, with each warrant being exercisable for two years with exercise prices ranging from $0.24 to $0.50 per share. Pursuant to these financings, the Corporation issued warrants in payment of commissions and advisory fees, consisting of 1,642,500 warrants exercisable at $0.205 per share and 1,589,136 warrants exercisable at $0.23 per share. The Corporation has also agreed to pay early in 2005 fees totaling $248,456. Of the aggregate amount raised, $4,896,100 was raised during the fourth quarter of 2004.

Pursuant to the various financings, three directors of the Corporation subscribed for, in aggregate, 4,934,221 units for aggregate proceeds to the Corporation of $1,250,075. The warrants included in the units subscribed for by the directors are exercisable at prices ranging from $0.24 to $0.50 per share.

In the first quarter of 2005, the Corporation raised additional gross proceeds of $70,000 by issuing 318,181 units (with each unit being similar in nature as the units issued in the last financing of fiscal 2004). The Corporation continues to actively pursue various financing alternatives so that it will have sufficient funds to adequately finance the planned expenditures on Atlanta and on the Vista portion of Jackson Inlet described above, as well as for general working capital purposes for the first half of 2005. The Corporation is currently in discussions to secure project financing for Atlanta. A delay in arranging project financing on terms satisfactory to the Corporation could result in construction at Atlanta and ultimately production from Atlanta, being delayed.

32.

Segmented Information

Information regarding geographical segments in which the Corporation has operated is disclosed in note 8 to the annual consolidated financial statements in the 2004 annual report of the Corporation, which consolidated financial statements and notes thereto are incorporated herein by reference.

Mining Agreements

Certain of the interests of the Corporation in the mineral properties of the Corporation are held through various agreements which are described in note 4 to the consolidated financial statements of the Corporation as set out in the 2004 annual report of the Corporation, which consolidated financial statements and notes thereto are incorporated herein by reference.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Disclosure regarding management's discussion and analysis of financial condition and results of operations is set out in the 2004 annual report of the Corporation, which disclosure is incorporated herein by reference.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

During the fourth quarter of 2004, the Corporation renewed its office and equipment leases resulting in operating lease commitments for these leases totaling $357,500 until January 2010 as follows:

Year	Payments due
2005	$50,300
2006	$73,750
2007	$73,750
2008	$75,760
2009	$77,700

The Corporation has made commitments in respect of its mineral properties that are required to keep the various properties in good standing as follows:

Year	Jackson Inlet	TORNGAT	Abitibi	Atlanta - $US
2005	-	34,335	25,000	67,500
2006	100,000	34,335	25,000	209,500
2007	-	34,335	25,000	70,000
2008	-	34,335	25,000	70,000
2009	-	34,335	-	20,000

33.

2010 - 2011	-	-	-	20,000
2012 - 2015	-	-	-	10,000

The Corporation has also made expenditure commitments of $3,500,000 necessary for it to earn a 60% interest on Abitibi as follows:

On or before	Exploration expenditures incurred $
2004	150,000
2005	350,000
2006	600,000
2007	1,000,000
2008	1,400,000

To date, the Corporation has incurred $1,690,891 in expenditures at Abitibi in respect of the Abitibi property. Expenditures exceeding minimum annual requirements incurred may be carried forward to following years and credited against future expenditure minimums. The Corporation can acquire an additional 10% interest by making a $100,000 cash payment to Breakwater. Within six months after the preparation of an independent positive feasibility study, the Corporation may acquire a further 10% interest in the property by making a $500,000 cash payment to Breakwater. Upon formation of a joint venture, expenditures will be shared between the Corporation and Breakwater in accordance with their respective ownership interest. If Breakwater’s interest in the joint venture is reduced to, or below, a 10% interest, then Breakwater’s interest in the joint venture will be deemed to be converted to a 1.5% net smelter return (NSR) royalty. The Corporation may purchase the 1.5% NSR royalty at any time for a cash payment of $1,500,000 to Breakwater.

The Corporation files assessment reports in respect of its Canadian mineral properties (i.e. Jackson Inlet, Torngat, and Abitibi) that are required to keep the properties in good standing and to maintain the Corporation’s rights in such properties. The Corporation may decide to allow certain non-productive claims or permits to lapse, and lose some or all of its interest in such properties. Currently, the Corporation has incurred sufficient exploration expenditures, paid for all relevant filing fees and has filed all relevant assessment reports to keep all of its Canadian mineral claims and permits in good standing until May 1, 2005.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and officers of the Corporation

Name and Position	Term of Office

Hermann Derbuch, P.Eng.
Chairman, President & Chief Executive Officer	Since December 3, 1996

Alfred Powis, O.C. *
Director	Since March 8, 1999

34.

Robert Pendreigh *
Director	Since May 1, 1999

James K. Gray, O.C. *
Director	Since March 15, 2000

W. Warren Holmes
Director	Since January 13, 2005

Cedric E. Ritchie, O.C. *
Director	Since July 15, 2003

Domenico Bertucci, CA
Chief Financial Officer	Since February 18, 2000

F. Paul Collins,
Secretary	Since March 15, 2001

* Members of the Audit Committee of the Board of Directors of the Corporation during 2004. Mr. Holmes replaced Mr. Powis an the Audit Committee on March 17, 2005.

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

W. William Holmes, a director of the Corporation, has 40 years of mining industry experience including with Noranda Inc. (1964 - 1986) where he became Vice President and General Manager of Pamour Porcupine Mines Limited and Falconbridge Limited (1986 - 2002) where he became Senior Vice-President - Canadian Mining Operations. Mr. Holmes is presently CEO of Nuinsco Resources Limited and is President of the Canadian Institute of Mining, Metallurgy & Petroleum (CIM). Mr. Holmes is also a director of several companies and research organizations. Mr. Holmes holds an engineering degree from Queens University and an MBA from the University of Western Ontario.

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

35.

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

Employees

As of December 31, 2004, the Corporation had five employees. Four employees reside in Canada and one employee resides in the United States. In 2005, a second employee was added at the Corporation’s Boise, Idaho office.

Compensation

Disclosure regarding the compensation paid by the Corporation and its subsidiaries to the directors and officers of the Corporation is set out in the management information circular dated January 31, 2005 of the Corporation, which disclosure is incorporated herein by reference. In 2004, the aggregate compensation paid by the Corporation and its subsidiaries to the directors and officers of the Corporation as a group for services in all capacities was US$179,066 (2003 - US$262,400).

Options and Warrants

Certain of the directors and officers and employees who are not directors or officers of the Corporation have been granted options to purchase common shares of the Corporation at various prices under the share option plan of the Corporation. As at March 28, 2005, the following options were outstanding under the share option plan of the Corporation:

Held by	Number of Options	Exercise Price	Expiration Date
Directors and Officers	1,000,000	$0.43	December 22, 2005
	400,000	$0.52	June 1, 2006
	450,000	$0.60	January 21, 2007
	250,000	$0.63	February 12, 2007
	200,000	$0.51	May 17, 2007
	50,000	$0.40	February 5, 2008
	200,000	$0.35	August 19, 2008
	100,000	$0.39	November 13, 2008
	250,000	$0.28	November 24, 2009
	450,000	$0.22	February 11, 2010

36.

	3,350,000
Employees & others who are not directors or officers	300,000	$0.52	June 1, 2006
	150,000	$0.60	January 21, 2007
	100,000	$0.45	January 17, 2008
	50,000	$0.40	January 29, 2008
	100,000	$0.35	August 21, 2008
	200,000	$0.39	November 13, 2008
	400,000	$0.29	November 24, 2009
	250,000	$0.22	February 11, 2010
	1,550,000
Total options outstanding	4,900,000

Share Ownership of Directors and Officers

As of March 28,2005, to the knowledge of the Corporation, the total amount of any class of the Corporation's voting securities owned by the officers and directors of the Corporation as a group is as follows:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class

Common shares	Officers and directors	20,432,013 (1)	14.40%

(1) Includes 8,284,221 common shares which the officers and directors as a group have the right to acquire beneficial ownership pursuant to the exercise of stock options and common share purchase warrants.

The following table discloses on an individual basis the number of shares owned and options granted to directors and senior management of the Corporation.

Name	Number of shares owned	Options granted	Exercise price	Expiry dates
Hermann Derbuch	951,268	1,850,000	$0.22 to $0.63	22-Dec-04 to 11-Feb-10
James K. Gray	5,803,270	250,000 (2)	$0.52 to $0.60	01-Jun-06 to 17-May-07
W. Warren Holmes	100,000	150,000	$0.285	24-Nov-09
Robert Pendreigh	210,000	250,000	$0.22 to $0.52	01-Jun-06 to 11-Feb-10
Alfred Powis	1,455,754	250,000 (3)	$0.22 to $0.52	01-Jun-06 to 11-Feb-10
Cedric E. Ritchie	3,391,500	150,000 (4)	$0.35	19-Aug-08
Domenico Bertucci	236,000	450,000	$0.285 to $0.60	01-Jun-06 to 24-Nov-09
F. Paul Collins	-	-	-	-
(2) Excludes warrants held by James K. Gray to purchase, in aggregate, 3,338,864 common shares. Of these warrants, 952,500 are exercisable at $0.50 per share until February 26,2006; 1,250,000 are exercisable at $0.24 per share until August 27,2006; and 1,136,364 are exercisable at $0.24 per share until December 23, 2006.
(3) Excludes warrants held by Mr. Powis to purchase 142,857 common shares exercisable at $0.35 per share until July 5, 2005 and at $0.45 per share until July 5, 2006.
(4) Excludes warrants held by Mr. Ritchie to purchase, in aggregate, 1,452,500 common shares. Of these warrants, 952,500 are exercisable at $0.50 per share until February 26, 2006; 500,000 are exercisable at $0.24 per share until August 27, 2006.

37.

To the knowledge of the Corporation, there are no arrangements, the operation of which may at a subsequent date result in a change in control of the Corporation.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

To the knowledge of the Corporation, the Corporation is not directly or indirectly owned or controlled by a corporation or foreign government and no person is the owner of more than five per cent of any class of voting securities of the Corporation, except RAB Special Situations LP, which owns 7,000,000 common shares (5.3%) and warrants to acquire an additional 7,000,000 common shares.

Robert Pendreigh, a director of the Corporation entered into a consulting agreement with the Corporation to provide technical engineering expertise in respect of the Atlanta gold project. Total amount invoiced to the Corporation in the first two months of 2005 was $29,218. Disclosure regarding the interest of management in certain transactions is set out in the management information circular dated January 31, 2005 of the Corporation, which disclosure is incorporated herein by reference.

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

ITEM 9.	THE OFFER AND LISTING

The table below summarizes the high and low trading prices of the common shares of the Corporation on the Toronto Stock Exchange for (a) each of the previous five financial years; (b) each of the eight quarterly periods within the past two financial years of the Corporation; and (c) each of the most recent five months:

Period	(In Canadian Dollars)
	High	Low
Financial year ended December 31, 2000	$1.20	$0.37
Financial year ended December 31, 2001	$0.66	$0.30
Financial year ended December 31, 2002	$0.82	$0.30
Quarter ended March 31, 2003	$0.36	$0.27
Quarter ended June 30, 2003	$0.33	$0.22
Quarter ended September 30, 2003	$0.47	$0.27
Quarter ended December 31, 2003	$0.49	$0.33
Quarter ended March 31, 2004	$0.395	$0.30
Quarter ended June 30, 2004	$0.375	$0.25
Quarter ended September 30, 2004	$0.28	$0.15
Month ended October 31, 2004	$0.22	$0.165
Month ended November 30, 2004	$0.325	$0.16
Month ended December 31, 2004	$0.275	$0.20
Month ended January 31, 2005	$0.215	$0.19
Month ended February 28, 2005	$0.20	$0.155

38.

As at January 31, 2005 there were 16,410,424 common shares (12.4% of the outstanding common shares) of the Corporation held of record by 147 persons residing in the United States.

There is no United States market in which any securities of the Corporation are traded. The common shares of the Corporation are traded on the Toronto Stock Exchange under the trading symbol "TWG" and on the Berlin/Frankfurt Over-the- Counter Exchange under the symbol "#878 341, EDV Kürzel ATG".

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital (See Consolidated Statement of Shareholders’ Equity in ITEM 19(a))

B.	Articles of Continuance and By-laws

The Corporation was incorporated under the laws of the Province of British Columbia on March 6, 1995 as Atlanta Gold Corporation. On April 3, 1997, Atlanta Gold Corporation acquired Voisey Bay Resources Inc. pursuant to an amalgamation by way of an arrangement and changed its name to Twin Gold Corporation. By Certificate and Articles of Continuance dated March 15, 2000, the Corporation was continued under the laws of the Province of Ontario as Twin Mining Corporation. The Corporation’s Articles of Continuance do not contain any limitations on the objects or purposes of the Corporation.

Matters in Which a Director or Officer is Interested

The Corporation’s by-laws and the Business Corporations Act (Ontario) (the “Act”) provide that each director or officer of the Corporation who is a party to or who is a director or officer of or who otherwise has a material interest in any entity which is a party to, any existing or proposed material contract or transaction with the Corporation, must disclose in writing or request to have entered in the minutes of a directors’ meeting, the nature and extent of such interest. The declaration of interest must be made at the meeting of the Corporation’s Board of Directors at which the question of entering into the proposed contract or transaction is first taken into consideration, or if the interested director did not then have an interest in the contract or transaction, at the first meeting of the Board of Directors occurring after the director acquired an interest. An officer who is not a director must declare his or her interest forthwith after the officer becomes aware that the contract or transaction is to be considered or has been considered by the Board of Directors. The Corporation’s by-laws provide that a director interested in a contract or transaction shall not vote on any motion to approve any such contract or transaction, except as otherwise permitted by the Act. The Act permits a director to vote on resolutions in respect of arrangements by way of security for money lent to or obligations undertaken for the benefit of the Corporation, in respect of matters relating primarily to his or her remuneration as a director, officer, employee or agent of the Corporation and in respect of matters relating to indemnity and insurance.

Borrowing Powers

Pursuant to the Corporation’s by-laws, the Board of Directors may from time to time, without the authorization of the shareholders of the Corporation:

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

39.

Directors’ Retirement and Share Ownership

The Corporation’s articles and by-laws do not require directors to retire at a fixed age and do not require a director to hold qualifying shares of the Corporation. Unless otherwise stated, the term of office for each director expires at the close of the next annual meeting of shareholders following such director’s election or when such director’s successor is elected unless prior to such annual meeting, such director retires or is removed from office or otherwise ceases to be qualified to be a director, in each case in accordance with the Act.

Rights and Preferences of Shares

The authorized share capital of the Corporation consists of an unlimited number of common shares, an unlimited number of first preference shares (“First Preference Shares”) issuable in series and an unlimited number of second preference shares (“Second Preference Shares”) issuable in series. As of February 28, 2005, the Corporation had 132,363,542 common shares, no First Preference Shares and no Second Preference Shares issued and outstanding. Each common share of the Corporation entitles the holder to one vote at all meetings of shareholders of the Corporation, other than meetings at which only holders of another class or series of shares are entitled to vote. Subject to the prior rights and privileges attaching to the First Preference Shares and the Second Preference Shares and the shares of any other class ranking senior to the common shares, holders of common shares are entitled to receive dividends in such amounts as and when declared by the Board of Directors. In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the property and assets of the Corporation for the purpose of winding-up the affairs of the Corporation and subject to the prior rights of holders of First Preference Shares, Second Preference Shares and shares of any class ranking senior to the common shares, holders of common shares are entitled to receive the remaining property and assets of the Corporation.

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

Amendment of Share Capital

Pursuant to the Act, the creation of a new class of shares, the addition, change or removal of any rights, privileges or restrictions in respect of all or any of the Corporation’s shares and the change of the Corporation’s shares into a different number of shares, among other things, require the approval of a majority of not less than two-thirds of the votes cast by shareholders who vote in respect of the matter, and in certain circumstances, with each class or series of shares entitled to vote separately. The Board of Directors is authorized (without shareholder approval) to designate one or more series of First Preference Shares and Second Preference Shares and to fix the rights, privileges, conditions and restrictions attaching to each such series.

40.

Shareholders’ Meetings

The Act requires that an annual meeting of the Corporation’s shareholders be held not later than 15 months after the preceding annual meeting, at a time and place determined by the Board of Directors of the Corporation. The Board of Directors may at any time call a special meeting of the shareholders. At least 21 days’ notice and not more than 50 days’ notice of every shareholders meeting, specifying the time, place and purpose for holding such meeting and, when special business is to be considered, specifying the nature of the special business to be transacted, must be given to the Corporation’s shareholders entitled to vote at the meeting, to each director and to the auditor of the Corporation. Those persons entitled to notice of the shareholders’ meeting, those entitled to vote at the meeting and such other persons as may be required by the Act, are entitled to be present at the meeting. Any other person may be admitted to the shareholders’ meeting only on the invitation of the chairman of the meeting or with the consent of the meeting.

Shareholder Ownership Disclosure

The Corporation’s articles and by-laws do not contain a provision governing the ownership threshold at which a shareholder’s ownership must be disclosed. Under the securities laws of the Province of Ontario, a person or company who acquires beneficial ownership of, or the power to exercise control or direction over, 10% or more of the outstanding common shares of the Corporation, is required to forthwith issue and file a news release and within 2 business days after such acquisition, file a report, in each case containing prescribed information. Thereafter, such person or company must issue a further news release and file a further report for each additional 2% increase in its shareholdings.

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

The Investment Act provides for special review thresholds for WTO Investors and NAFTA Investors, who are essentially a natural or permanent resident of a World Trade Organization (“WTO”) or North American Free Trade Agreement (“NAFTA”) member, or an entity controlled by such persons. The United States is a member of the WTO and NAFTA. Under the Investment Act, as amended, an investment in the Corporation's common shares by a WTO Investor or a NAFTA Investor would be reviewable only if it was an investment to acquire control of the Corporation and the value of the assets of the Corporation was equal to or greater than a specified amount (the "Review Threshold"), which increases in stages. The Review Threshold is currently $250 million , and is adjusted annually (calculated as prescribed in the Investment Act).

41.

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

Under the Plan, a right to purchase one of the Corporation’s common shares (a “Right”) was issued for each outstanding common share as of November 17, 2000. In addition, a Right will be issued for each share issued subsequent to November 17, 2000 and prior to the separation date of the Rights. The rights are initially not separate from the Corporation’s common shares nor are they represented by separate certificates. However, upon a person acquiring ownership of 20% or more of the Corporation’s common shares (other than by means of complying with the Plan’s Permitted Bid provisions or with approval of the Board of Directors of the Corporation), a holder of a Right (other than the acquiror of 20% or more of the Corporation’s common shares) becomes entitled to exercise the Right and to purchase the number of common shares as determined under the Plan at a 50% discount to the then prevailing market price per share.

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

On July 22, 1997, the Corporation and Canadian American Mining Company, LLC (“CAMC”) (formerly Quest International Resources Corporation) (“Quest”), entered into a joint venture agreement (the “Quest Agreement”) whereby the Corporation was initially appointed as the operator of Atlanta with an 80% interest, with Quest holding the remaining 20% participating interest. Quest subsequently advised the Corporation that it had elected under the Quest Agreement not to participate in its contractual share of further property costs incurred after 1997. In December 2002, CAMC transferred its 20% participating interest in the joint venture to the Corporation. CAMC retains the 2% Net Smelter Return royalty on Atlanta, as per the Quest Agreement.

In August 2003, the Corporation signed a letter agreement with Breakwater Resources Ltd. (“Breakwater”), whereby Breakwater granted the Company the exclusive right and option to earn up to a 100% interest in six gold properties, totaling 91 mining claims and covering 28.49 sq. km, located along a 65km stretch of the Abitibi gold belt in eastern Québec. The Corporation can earn a 60% interest by paying Breakwater $125,000 in rental and option payments (“Payments”) and by incurring $3,500,000 in expenditures as follows:

On or before	Payments	Expenditures to be incurred
Signing	Nil	Nil

42.

01-Sep-04	$25,000	$150,000
01-Sep-05	$25,000	$350,000
01-Sep-06	$25,000	$600,000
01-Sep-07	$25,000	$1,000,000
01-Sep-08	$25,000	$1,400,000

Expenditures exceeding minimum annual requirements incurred may be carried forward to following years and credited against future expenditure minimums. The Corporation can acquire an additional 10% interest by making a $100,000 cash payment to Breakwater. Within six months after the preparation of an independent positive feasibility study, the Corporation may acquire a further 10% interest in the property by making a $500,000 cash payment to Breakwater. Upon formation of a joint venture, expenditures will be shared between the Corporation and Breakwater in accordance with their respective ownership interest. If Breakwater’s interest in the joint venture is reduced to, or below, a 10% interest, then Breakwater’s interest in the joint venture will be deemed to be converted to a 1.5% net smelter return (NSR) royalty. The Corporation may purchase the 1.5% NSR royalty at any time for a cash payment of $1,500,000 to Breakwater.

After incurring expenditures of $1,620,000 in 2003, the Corporation incurred $76,000 in 2004, and paid $25,000 in December 2004. After twenty-nine claims were returned to Breakwater, the Corporation has incurred sufficient exploration expenditures, paid all relevant filing fees and has filed all relevant assessment reports with the Quebec Ministry of Natural Resources (“QMNR”) to maintain all of its remaining Abitibi mineral claims in good standing until September 1, 2007.

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

43.

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

Distributions on Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions in the year received to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's Federal income tax liability, or alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by corporations or individuals who itemize deductions. (See more detailed discussion in "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while net long term capital gains of a shareholder other than a corporation are subject to a maximum tax rate of 15%. Corporate United States shareholders are taxed on the net capital gains at the regular tax rates. Gain from the sale or exchange of the common shares will be capital gain if the Common shares are held as a capital asset, and will be long term capital gain if the common shares with respect to which the gain is realized have been held for more than twelve months.

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

44.

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

45.

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

46.

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

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares. Under the Canada-U.S. Income Tax Convention (1980) (the "Treaty") the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Corporation, 5% and, in any other case, 15% of the gross amount of the dividend. The Corporation will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount to the Canada Revenue Agency.

47.

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

See “Risk Factors” section of Item 3. KEY INFORMATION

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 10. B. Articles of Continuance and By-laws

48.

ITEM 15.	CONTROLS AND PROCEDURES

The directors of the Corporation are elected annually and hold office until the next annual meeting of the shareholders of the Corporation or until their successors in office are duly elected or appointed. The Corporation does not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board.

The Corporation's Board of Directors has only one committee, the Audit Committee, which during 2004 was composed entirely of independent directors, being Cedric Ritchie, Robert Pendreigh, Alfred Powis and James Gray. On March 17, 2005, Mr. Holmes replaced Mr. Powis on the Audit Committee. The Audit Committee has the responsibility of reviewing with the Corporation's external auditor all financial statements to be submitted to an annual meeting of the shareholders of the Corporation, prior to their consideration by the Board of Directors. The members of the Audit Committee do not receive any separate remuneration for acting as members of the committee. (Please see “Statement of Corporate Governance Practices” in the Management Information Circular dated January 31, 2005 indexed herein as ITEM 19(b)).

As of the end of the period covered by this report, the Corporation’s management (with the participation of its Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures. Based on this evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Corporation in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. During the period covered by this report, there were no changes in the internal controls of the Corporation.

ITEM 16.

A.	AUDIT COMMITTEE

During 2003, the Corporation adopted a formal charter for its Audit Committee, the text of which is set forth below. One of the Committee’s role is to recommend to the board of directors the choice of auditor to be nominated for appointment by the Corporation’s shareholders. The Committee has the authority to approve all audit engagement terms and fees. The Committee must pre-approve all non-audit and assurance services to be provided by the auditor. The auditor is required to report directly to the Audit Committee. On December 14, 2004, there was a meeting of the Audit Committee with the auditors present to discuss and, ultimately, approve the audit plan for the 2004 fiscal year-end.

Audit Committee Financial Expert

In 2004, the Board of Directors, after having reviewed the composition of its Audit Committee, has determined that Alfred Powis and Cedric E. Ritchie qualify as the committee’s financial expert in accordance with the audit committee financial expert requirements pursuant to the rules of the Securities Exchange Act of 1934, as amended (the “Securities Act”), as set by the Securities and Exchange Commission (“SEC”).

Composition of the Audit Committee and Relevant Education and Experience

During 2004, the Audit Committee consisted of Messrs. Gray, Powis, Pendreigh and Ritchie. In 2005, Mr. Holmes replaced Mr. Powis on the Audit Committee. All four members appointed to the 2005 Audit Committee are independent (pursuant to Rule 10A-3 of the “Securities Act”), and financially literate as evidenced by their background as follows:

James K. Gray, O.C., a member of the Audit Committee, has over 45 years of experience in the oil and gas industry, including being a co-founder and former Chairman of Canadian Hunter Exploration Ltd., one of the larger natural gas producers in Canada. Mr. Gray is also a director of Canadian National Railways, EdperBrascan Corporation and Nova Scotia Power.

49.

W. William Holmes, a member of the Audit Committee, has 40 years of mining industry experience including with Noranda Inc. (1964 - 1986) where he became Vice President and General Manager of Pamour Porcupine Mines Limited and Falconbridge Limited (1986 - 2002) where he became Senior Vice-President - Canadian Mining Operations. Mr. Holmes is presently CEO of Nuinsco Resources Limited and Co., President of the Canadian Institute of Mining, Metallurgy & Petroleum (CIM). He is a Professional Engineer, and earned an MBA with Honours from the Ivey School of Business.

Robert Pendreigh, a member of the Audit Committee, has a degree in metallurgical engineering from the University of Glasgow and has worked as a consulting engineer at gold, uranium, diamond and base metal deposits in South Africa, Australia and North America. Prior to becoming a director of the Corporation's predecessor, Atlanta Gold Corporation, in 1988, Mr. Pendreigh was a consulting metallurgist for Anglo-American Corporation. From 1998 through 2002, Mr. Pendreigh has been a senior executive of international engineering and construction firms.

Cedric Ritchie, O.C., a member of the Audit Committee, brings extensive national and international experience in the finance business to the Corporation. He is the former chairman of Scotia Bank and present chairman of the Business Development Bank of Canada.

Charter of the Audit Committee of the Board of Directors

Purpose

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) for the purpose of assisting the Board in fulfilling its oversight responsibilities and, to this end, will assist the Board with its review of:

•	the integrity, adequacy and timeliness of the Corporation’s auditing, accounting, and financial reporting processes;

•	the financial statements and related reports provided by the Corporation to its shareholders, securities regulators, other government or regulatory bodies, or the public; and

•	the Corporation’s system of internal controls regarding finance, accounting, legal compliance and ethics, that Management and the Board have established from time to time.

The Committee will encourage continuous improvement of, and foster adherence to, the Corporation’s policies, procedures, and practices at all levels. The Committee shall also perform any other activities consistent with this Charter, the Corporation’s by-laws and applicable laws as the Committee or the Board deems necessary or appropriate.

Composition

The Committee will consist of not less than three directors as appointed annually by the Board, each of whom shall be independent and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. In evaluating a member’s independence, applicable laws and regulations shall be followed. The Chair of the Committee shall be appointed by the full Board.

All members of the Committee will be financially literate. Financial literacy is the ability to read and understand basic financial statements. At least one member of the Committee will have accounting or related financial management expertise, that is, the ability to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles (“GAAP”), applicable laws and regulations. This member must have past employment experience in finance or accounting, professional certification in accounting, or any other comparable experience or background that results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.

50.

Each Committee member serves until the earlier of the date on which he or she is replaced by the Board, resigns from the Committee, or resigns from the Board.

Responsibilities

The Committee’s role is one of oversight. Management is responsible for preparing the Corporation’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with GAAP. Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations. The external auditor is responsible for auditing the Corporation’s financial statements and for providing its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Corporation in accordance with GAAP. In carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Corporation’s financial statements or any professional certification as to the external auditor’s work.

The Committee will be responsible for:

1.
Recommending to the Board and shareholders the external auditor to be selected. The Committee has the authority, pursuant to the authority granted by the Corporation’s shareholders, to approve all audit engagement terms and fees. The Committee shall pre-approve non-audit and assurance services to be provided to the Corporation by the auditor, but the Chairman of the Committee may be delegated the responsibility to approve these services where the fee is not significant. The external auditor shall report directly to the Committee, as the auditor is accountable to the Committee and the Board as representatives of the Corporation’s shareholders.

2.	Reviewing and assessing the adequacy of this Charter and recommend any proposed changes to the Board for approval on an ongoing basis.

3.	Reviewing the appointments of the Corporation’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

4.	Reviewing with Management and the auditor the adequacy and effectiveness of the Company’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

5.
Reviewing with Management and the auditor the annual audited financial statements and unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

6.	Reviewing with Management, where appropriate and prior to release, any news releases that contain significant financial information that has not previously been released to the public.

7.
Reviewing the Corporation’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

8.
Reviewing the quality and appropriateness, not just the acceptability, of the accounting policies and the clarity of financial information and disclosure practices adopted by the Corporation, including consideration of the auditor’s judgments about the quality and appropriateness of the Company’s accounting policies. This review shall include discussions with the auditor without the presence of management.

51.

9.	Reviewing with Management and the auditor, the annual audit plan and results of, and any problems or difficulties encountered during, any external audits and Management’s responses thereto.

10.
Monitoring the independence of the auditor by reviewing all relationships between the auditor and the Company and all non-audit and assurance work performed for the Corporation by the auditor on at least an annual basis.

Meetings

The Committee will meet not less than four times per year or more frequently if circumstances dictate. The Committee Chair shall prepare and/or approve an agenda in advance of each meeting. A quorum shall consist of a majority of the members of the Committee. The Committee will keep minutes or other records of its meetings and activities.

The Corporation’s external auditor shall attend each of the Committee’s meetings held to consider the audited annual financial statements of the Corporation. The Corporation’s external auditor shall also be asked to attend each of the Committee’s meetings held to consider the unaudited quarterly financial statements of the Corporation and the auditor will be asked to provide its comments thereon. The Committee may invite such other persons to its meetings as it deems appropriate. The external auditor is accountable to the Committee and to the Board as representatives of the shareholders and shall report directly to the Committee, which is expected to maintain free and open communication with the external auditor and the Corporation’s Management. The Committee should meet privately in executive session at least annually with each of Management and the external auditor, and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. The Committee Chair shall report on Audit Committee activities to the full Board at each Board meeting. Employees may submit anonymous complaints or concerns respecting accounting or audit matters to any member of the Committee.

Education

The Corporation is responsible for providing the Committee with educational resources related to accounting principles and procedures, current accounting topics pertinent to the Corporation, and other material as requested by the Committee. Committee members are encouraged to enhance their familiarity with finance and accounting by participating, at the Corporation’s expense, in seminars, conferences, roundtables, and other educational programs conducted by the Corporation or outside organizations. The Corporation will assist the Committee in maintaining appropriate financial literacy.

Authority

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and therefore has direct access to the external auditor, as well as Corporation personnel. The Committee has the ability to retain, at the Corporation’s expense, independent legal, accounting, or other advisors it deems necessary to carry out its duties.

B.	CODE OF ETHICS

In 2003, the Corporation adopted a Code of Conduct, including an Insider Trading Policy, applicable to all directors, officers, senior management and employees of the Corporation. The text of the Code of Conduct is available on our website, www.twinmining.com and a copy of the Code of Conduct is indexed as Exhibit 5.2.

52.

This code promotes:

•	compliance with applicable laws and regulations;

•	the prevention of conflicts of interests;

•	the fact that proper attention be given to people and the environment;

•	the protection of the group’s assets;

•	fairness in financial reporting; and

•	internal controls.

C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pre-approved policies and procedures

The charter of the Board and its committees provides that the scope of audit services are to be pre-approved for each year. Any amendment to the list of audit services or any fees in excess of those that have been pre-approved (other than by reason of exchange rate variations) shall be pre-approved by the Audit Committee and the Board.

Auditors shall confirm every year to the Audit Committee that the services pre-approved are in compliance with applicable rules and regulations relating to auditor’s independence.

The Corporation’s external auditors, PricewaterhouseCoopers LLP, billed the Corporation CD$35,000 for professional services rendered in connection with the 2004 financial year-end audit, an additional CD$2,000 for professional services rendered in connection with the 2004 interim financial reporting and CD$27,500 in connection with the 2003 financial year-end audit. There were no other fees incurred by PricewaterhouseCoopers LLP during this period.

D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

Neither the Corporation nor any “affiliated purchaser”, as defined in Rule 10b-18 (a) under the Act, made any purchase of the equity securities of the Corporation during the period covered by this report.

Part III

ITEM 17.	FINANCIAL STATEMENTS

Indexed herein at ITEM 19.

ITEM 18.	FINANCIAL STATEMENTS

The Corporation has responded to item 17 in lieu of responding to this Item.

53.

ITEM 19.	FINANCIAL STATEMENTS AND EXHIBITS

a)	Index to Financial Statements
The Management Discussion and Analysis of the Corporation is included in the 2004 Annual Report of the Corporation incorporated herein by reference.
Management's report on the consolidated financial statements.
Independent auditors’ report to the shareholders.
Consolidated balance sheets as at December 31, 2004 and December 31, 2003.
Consolidated statements of loss for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.
Consolidated statements of cash flow for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.
Consolidated statements of mineral properties for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.
Consolidated statement of shareholders' equity for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.
Notes to the consolidated financial statements.
U.S. GAAP reconciliation Schedule appended to notes and auditors’ report
b)	Index to Exhibits
Documents Incorporated by Reference
15(b).1	The 2004 Annual Report of the Corporation.
Item 4, Segmented Information, Note. 8 to the consolidated financial statements of the 2004 Annual Report of the Corporation
Item 5, Management's Discussion and Analysis of Financial Condition and Results of Operations, included in the 2004 Annual Report of the Corporation
Item 19(a), Index to Financial Statements, included in the 2004 Annual Report of the Corporation
15(b).2	Management information circular dated January 31, 2005 of the Corporation
Item 6, Directors, Senior Management and Employees, "Executive Compensation" is set in the management information circular.
Item 7, Related Party Transactions, "Interest of Management and Others in Material Transactions" set out in the management information circular.

54.

Exhibit Number	Description	# of Pages

1.1*
Articles of continuance effective March 15, 2000 effecting the continuance of the Corporation under the Business Corporations Act (Ontario), the change of name of the Corporation from Twin Gold Corporation to Twin Mining Corporation and the alteration of the share capital of the Corporation.

4.1 #
Agreement to abandon the 20% Participating Interest by Canadian American Mining Company, LLC (“CAMC”) (formerly Quest USA Resources Inc. (“Quest”)) under Venture Agreement dated July 22, 1997 between Quest and Atlanta U.S.

4.2 ##
Option to acquire a 60% Participating Interest on 6 non-contiguous claim blocks totaling ninety one claims or 2,849 hectares from Breakwater Resources Ltd. (“Breakwater”) under an Option to Purchase Agreement dated August 13, 2003 between Breakwater and the Corporation.

4.3	Proposed Letter Agreement with Stornoway Diamond Property in respect of entering into a formal Option and Joint Venture Agreement, dated July 28, 2004	14 pages
5.2 ##
Charter of the Audit Committee of the Board of Directors of the Corporation and Code of Conduct, including Insider Trading Policy, adopted by the Corporation by way of written consent by the Board of Directors of Resolutions dated on December 8, 2003.

12.1	Chief Executive Officer certification pursuant to Rule 13(a)-14 of the Securities Exchange Act of 1934.	1 page
12.2	Chief Financial Officer certification pursuant to Rule 13(a)-14 of the Securities Exchange Act of 1934.	1 page
13	Certification pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	1 page

*	Previously filed with 1999 Report on FORM 20-F.
#	Previously filed with 2002 Report on FORM 20-F.
##	Previously filed with 2003 Report on FORM 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TWIN MINING CORPORATION

DATE: March 31, 2005               /s/ Hermann Derbuch _____

    HERMANN DERBUCH
    CHAIRMAN, PRESIDENT &
    CHIEF EXECUTIVE OFFICER

55.