Form 20-F/A
period 2004-12-31
TWIN MINING CORP
filed 2005-11-23
CIK 851064

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

Item 17

Item 18

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TWIN MINING CORPORATION

DATE: November 23, 2005

/s/ Hermann Derbuch

HERMANN DERBUCH

CHAIRMAN, PRESIDENT &

CHIEF EXECUTIVE OFFICER

2.

Auditors’ Report

To the Shareholders of Twin Mining Corporation

We have audited the consolidated balance sheets of Twin Mining Corporation as at December 31, 2004 and 2003 and the consolidated statements of loss, deficit and cash flows for each of the years in the three year period ended December 31, 2004. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada

January 27, 2005

T\Twin Mining\2005\reports\002mjmlh-Auditors’ Report

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.