Form 20-F/A
period 2004-12-31
TWIN MINING CORP
filed 2006-03-01
CIK 851064

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F /A

(Mark One)

[   ]

Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[X ]

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

[X ]             No

Indicate by check mark which financial statement item the Corporation has elected to follow.

Item 17  [X ]

Item 18

ITEM 17.

FINANCIAL STATEMENTS

Indexed herein a s ITEM 19 (a) .

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
Consolidated balance sheets as at December 31, 2004 and December 31, 2003.
Consolidated statements of loss for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.
Consolidated statements of cash flow for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.
Consolidated statements of mineral properties for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.
Consolidated statement of shareholders' equity for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.
Notes to the consolidated financial statements.
U.S. GAAP reconciliation Schedule appended to notes and auditors’ report

Exhibit Number	Description	# of Pages
12.1	Chief Executive Officer certification pursuant to Rule 13(a)–14 of the Securities Exchange Act of 1934.	1 page
12.2	Chief Financial Officer certification pursuant to Rule 13(a)–14 of the Securities Exchange Act of 1934.	1 page
13	Certification pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	1 page

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TWIN MINING CORPORATION

DATE: February 27 , 200 6

/s/ Hermann Derbuch

HERMANN DERBUCH

CHAIRMAN, PRESIDENT &

CHIEF EXECUTIVE OFFICER

2.