Form 20-F/A
TWIN MINING CORP
filed 2006-04-05
CIK 851064

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

ITEM 4.

INFORMATION ON THE COMPANY

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

2.

Year ending December 31	Minimum annual Rental payments	Advance Royalty Payment
	US$	US$
2005	50,000	17,500
2006	50,000	159,500
2007 to 2008	50,000	20,000
2009 to 2011	-	20,000
2012 to 2015	-	10,000

Location Map

Please see exhibit 99 for a small scale map of the primary access route to the Atlanta Gold.

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

Atlanta was reactivated once it became evident that the price of gold had risen above U.S.$300 on a sustained basis. Following the project outline in the 1998 scoping study, a conventional open-pit cyanide heap leach operation is planned.  Behre Dolbear & Company (USA) Inc. ("Behre Dolbear") was retained to complete a feasibility study.

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

3.

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

4.

States National Environmental Policy Act (NEPA). Much of the baseline environmental data needed for an EIS and in fact, had previously prepared a draft EIS in l989.

Several other key components of the process were also commenced: the preparation of a Memorandum of Understanding ("MOU") between the U.S. Forest Service and Atlanta U.S., an updated Plan of Operations, and a new Reclamation Plan.  The MOU serves to outline each party's responsibilities and sets out the procedures and timetable for the EIS process. The Plan of Operations is a preliminary description of the mining operation that is proposed by Atlanta U.S. and is used as the basis for public scoping and the development of the data required for the EIS.  Based on the Plan of Operations, a Reclamation Plan is prepared to outline the proposed methods and timing to reclaim the mining and processing areas after the project has ceased production.

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

Plan of Operations - 2003

In April 2003, a proposed Plan of Operations was submitted to the USDA Forest Service ("USFS"), Idaho City Ranger District, which outlined the mining plan for Atlanta.  As the lead Federal agency for the environmental permitting process, the USFS issued a Notice of Intent on July 10, 2003 requiring the preparation of an Environmental Impact Statement (EIS) for the project.  A Memorandum of Understanding (MOU) outlining the procedures and responsibilities of the USFS and Atlanta Gold for the preparation of the EIS was executed on July 10, 2003. On February 1, 2005, Atlanta Gold issued the final Plan of Operation to the USFS and the USFS has given approval to proceed with the next phase of the EIS, namely the permitting process. The EIS is expected to be completed by the end of 2005. Mine construction is expected to commence in the second quarter of 2006 and gold is expected to be poured before the end of 2006.

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

5.

Completion of the Feasibility Study - 2004

In the fourth quarter of 2004, Behre Dolbear delivered a positive full Feasibility Study on Atlanta. This study concludes that, at prevailing (+ US$425 per ounce) or lower gold prices, an economically mineable gold deposit has been identified and confirmed at Atlanta. At a gold price of US$375, Atlanta has an Internal Rate of Return ("IRR") of 24.62 percent and a Net Present Value ("NPV") of $15.9 million at a discount rate of 10 percent. Life-of Mine capital expenditures total US$37.977 million.

The operation, which is anticipated to have a life of six or more years will employ conventional open pit mining of two orebodies, the Monarch and Idaho, followed by three-stage crushing, heap leaching and processing through an adsorption-desorption-refining ("ADR") carbon plant.

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

Key financial results for the Base Case based on gold and silver prices of US$375 and US$6.00 per ounce respectively (see Table 2) are set forth below (the gold cutoff grade is 0.015 OPT, as determined by the feasibility study):

6.

Basic parameters for cutoff grade calculation:

Mining (ore & waste)

$1.00 per tonne

Refining & Transport

$3.00 per ounce

Crushing, loading, stacking

$1.22 per tonne

Taxes (excluding income taxes)

$3.75 per ounce

Heap Leach processing

$1.66 per tonne

Gold Price

$350 per ounce

G&A

$1.12 per tonne

Effective gold price

$343.25 per ounce

Total

$5.00 per tonne

Total excluding mining

$4.00 per tonne

Internal recoverable gold equivalent cutoff grade:   0.012 opt

External recoverable gold equivalent cutoff grade:  0.015 opt

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

7.

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

8.

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

Behre Dolbear believes that the ultimate mineable ore reserves could increase substantially.

Mining

9.

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

The major items of mining equipment are rotary blast hole drills, drilling 6-7/8 inch diameter holes into 25-foot high benches, 14 cubic yard front end loaders and 100-ton haulage trucks. Life-of-mine unit mining costs, reflecting the short hauls and the high annual volumes of waste, are approximately $0.90 per ton for both ore and waste, including the contractor's leasing and maintenance charges.

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

10.

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

11.

Approximately 115 acres of patented and unpatented claims within the perimeter of the claim block and remote from the main mineralized Atlanta zone are held by others. All facilities have, however, been located on mineral claims owned or leased by the Corporation.

The Corporation's holdings comprise patented, unpatented, lode, and millsite claims, which are either leased or owned by the Corporation. The total area of the property is 1,891 acres, consisting of 152 contiguous and, in some cases, overlapping claims (Table 7).

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

Table 8 Total Project Capital and Working Capital
Item	(US$000's)
Pre-Production Capital	28,562
Continuing and Sustaining Capital	9,415
Total Project Capital	37,977
Working Capital	6,000
Pre-Production Cash Requirements	34,562

Operating Costs

12.

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

b) ±10 percent change in operating cost

c) ±10 percent change in capital cost

d) ± 5 percent change in gold recovery

Table 10 Sensitivities
	% Change over base or actual gold price per ounce	IRR %	NPV @ 5% ($Millions)	Net Income after tax ($Millions)	Net free Cash flow after tax ($Millions)	Payback (years)
Gold price per oz	$375	24.62	24.6	18.6	36.2	2.6
Gold price per oz	$325	12.07	9.1	8.5	18.3	3.9
Gold price per oz	$350	18.53	17.2	13.3	27.5	2.9
Gold price per oz	$400	30.32	31.7	24.1	44.4	2.3

13.

Gold price per oz	$450	41.61	45.3	35.4	60.4	2.0
Gold price per oz	$500	53.05	58.6	47.0	75.9	1.9
Current metal prices*	Gold = $425 Silver =$7.25	36.73	39.3	30.3	53.3	2.1
Operating costs	±10	19.23	18.2	13.4	28.8	2.8
Operating costs	─10	29.78	30.7	24.3	43.2	2.3
Capital costs	±10	20.72	21.6	17.1	33.4	2.8
Capital costs	─10	29.24	27.6	20.2	39.0	2.3
Gold recovery	±5	29.03	30.1	22.8	42.6	2.3
Gold recovery	─5	20.02	19.0	14.6	29.6	2.8

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

To help ensure the EIS process is completed and Atlanta is built in an efficient, timely and cost effective manner, Bruce Thorndycraft was hired as the General Manager of Atlanta in November 2004. He's assisted by Pat Maley, Environmental Manager since September 2003.

ITEM 17.

FINANCIAL STATEMENTS

Indexed herein as ITEM 19 (a) .

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
Consolidated balance sheets as at December 31, 2004 and December 31, 2003.
Consolidated statements of loss for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.
Consolidated statements of cash flow for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.
Consolidated statements of mineral properties for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.
Consolidated statement of shareholders' equity for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.
Notes to the consolidated financial statements.
U.S. GAAP reconciliation Schedule appended to notes and auditors’ report

Exhibit Number	Description	# of Pages
12.1	Chief Executive Officer certification pursuant to Rule 13(a)–14 of the Securities Exchange Act of 1934.	1 page
12.2	Chief Financial Officer certification pursuant to Rule 13(a)–14 of the Securities Exchange Act of 1934.	1 page
13	Certification pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	1 page
99	Primary Access Route Map, Atlanta Site	1 page

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TWIN MINING CORPORATION

DATE: March 30 , 2006

/s/ Hermann Derbuch

HERMANN DERBUCH

CHAIRMAN, PRESIDENT &

CHIEF EXECUTIVE OFFICER

14.