Form 20-F/A
period 2006-03-30
TWIN MINING CORP
filed 2006-06-13
CIK 851064

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

Item 17   [X]

Item 18

ITEM 3.

KEY INFORMATION

Selected Financial Data

Set forth in the tables below are selected financial data with respect to the Corporation's financial condition and results of operations for the five most recent financial years ending on December 31. The balance sheets were adjusted to disclose restricted cash as a separate line item after cash and cash equivalents. In Table 1, the selected financial data were prepared in accordance with accounting principles generally accepted (“GAAP”) in Canada, which, for the purposes of these data, conform in all material respects to accounting principles generally accepted in the United States, and are qualified by reference to the U.S. GAAP Reconciliation information, indexed herein as ITEM 19(a) (the Corporation has responded to ITEM 8 in lieu of responding to this item) and by reference to "Management's Discussion and Analysis” in the annual report furnished pursuant to ITEM 17 hereof (and ITEM 19 (b)).

	Table 1 – Prepared in accordance with Canadian GAAP (Canadian Dollars, In Thousands, except per share data)
FINANCIAL POSITION AS AT
DECEMBER 31	2004	2003	2002	2001	2000
	$	$	$	$	$
Cash and cash equivalents	1,472	(452)	(1,330)	2,547	2,992
Restricted cash	424	1,172	2,981	-	4,055
Other current assets	595	536	227	272	209
Fixed assets	51	60	43	42	57
Mineral properties	34,592	30,466	25,688	22,748	19,053
Total assets	37,134	31,782	27,609	25,609	26,366

Current liabilities	2,463	3,118	769	880	419
Future income taxes	6,427	2,117	-	-	-
Share capital	57,230	47,743	47,931	44,965	44,078
Deficit	(28,986)	(21,196)	(21,091)	(20,236)	(18,131)
	37,134	31,782	27,609	25,609	26,366

STATEMENT OF LOSS FOR THE YEARS ENDED DECEMBER 31
Interest income	(2)	(23)	(24)	(211)	(281)
General and administrative expenses	1,200	1,037	882	936	808
(Gain)/loss from foreign exchange	(79)	(18)	(2)	4	1
Future income tax (recovery)	4,574	(922)	-	-	-
Mineral property costs written off	1,451	31	-	1,376	2,413
Loss, per Canadian GAAP	7,144	105	856	2,105	2,941
Loss per share, per Canadian GAAP	$0.05	$0.00	$0.01	$0.03	$0.04
Number of common shares issued and subscribed, in Thousands	132,364	89,921	80,079	73,404	70,434

2.

In Table 2, the selected financial data were prepared in accordance to U.S. GAAP. The Corporation is in the exploration stage and has not commenced commercial operations, consequently the data disclosed herein may not be indicative of future financial position or results of operations. The statement of losses have been restated to record annual permit renewal and rental fees in the year that they were incurred for US reporting purposes being $137,336 – 2004; $170,123 – 2003; $63,437 – 2002; $65,992 – 2001; and $73,920 – 2000; The balance sheets have been restated for the cumulative adjustments in mineral property costs for US reporting purposes being $592,999 – 2004; $455,663 – 2003; $285,540 – 2002; $222,103 – 2001; and $156,111 – 2000.

	Table 2 – Prepared in accordance with U.S. GAAP (Canadian Dollars, In Thousands, except per share data)
FINANCIAL POSITION AS AT
DECEMBER 31	2004	2003	2002	2001	2000
	(restated)	(restated)	(restated)	(restated)	(restated)
	$	$	$	$	$
Cash and cash equivalents	1,472	(452)	(1,330)	2,547	2,992
Restricted cash	424	1,172	2,981	-	4,055
Other current assets	596	536	227	272	209
Fixed assets	51	60	42	42	57
Mineral properties	4,503	3,939	3,800	3,517	3,626
Total assets	7,046	5,255	5,720	6,378	10,939

Accounts payable and accrued liabilities	2,463	3,118	769	880	419
Shareholders’ equity	4,583	2,137	4,951	5,498	10,520
	7,046	5,255	5,720	6,398	10,939

STATEMENT OF LOSS FOR THE YEARS ENDED DECEMBER 31
Loss, per Canadian. GAAP	7,144	105	856	2,105	2,941
Development and exploration costs	5,012	4,669	2,656	4,856	2,645
Reversal of mineral property costs written off	(1,451)	(31)	-	(1,052)	(456)
Income tax (provision) recovery	(6,427)	922	-	-	-
Loss, per U.S. GAAP	4,278	5,665	3,512	5,909	5,130
Loss per share, per U.S. GAAP	$0.03	$0.06	$0.04	$0.08	$0.07

3.

ITEM 17.

FINANCIAL STATEMENTS

Indexed herein at ITEM 19.

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
Consolidated balance sheets as at December 31, 2004 and December 31, 2003.
Consolidated statements of loss for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.
Consolidated statements of cash flow for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.
Consolidated statements of mineral properties for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.
Consolidated statement of shareholders' equity for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.
Notes to the consolidated financial statements.
U.S. GAAP reconciliation Schedule appended to notes and auditors’ report

Exhibit Number	Description	# of Pages
12.1	Chief Executive Officer certification pursuant to Rule 13(a)–14 of the Securities Exchange Act of 1934.	1 page
12.2	Chief Financial Officer certification pursuant to Rule 13(a)–14 of the Securities Exchange Act of 1934.	1 page
13	Certification pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	1 page
99	Primary Access Route, Atlanta Site	1 page

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TWIN MINING CORPORATION

DATE: June 2, 2006

/s/ Hermann Derbuch

HERMANN DERBUCH

CHAIRMAN, PRESIDENT &

CHIEF EXECUTIVE OFFICER

4.