Form 20-F
period 2005-12-31
TWIN MINING CORP
filed 2006-07-14
CIK 851064

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ]

Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[X]

Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

or

[   ]

Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from________________ to __________________

[   ]

Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report __________________

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  As of December 31, 2005: 180,984,220 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes

             No  [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes

             No  [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]

             No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated Filer  [   ]            Accelerated Filer  [   ]            Non-Accelerated Filer  [X]

Indicate by check mark which financial statement item the Corporation has elected to follow.

Item 17  [X]

Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes

             No  [X]

In the Annual Report furnished in this Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. The noon rate of exchange reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars on March 17, 2006 was U.S.$1.00 = Cdn$1.1566.   A table disclosing the high, low, year-end, and average exchange rates for the previous five fiscal years is located in ITEM 3 – Selected Financial Data.

THIS REPORT AND THE MATERIAL INCORPORATED BY REFERENCE HEREIN CONTAIN CERTAIN “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

All statements, other than statements of historical fact, are forward-looking statements.  The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “estimate”, “may”, “will” and similar expressions identify forward-looking statements.  These forward-looking statements include estimates, forecasts, and statements with respect to, among other things, the size and quality of our mineral reserves and mineral resources, progress in the development of our mineral properties, capital and production costs, costs related to environmental protection, the ability to finance our projects and our financial results.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies which could cause actual results to differ materially from those projected in the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, the speculative nature of mineral exploration, development and mining, including inaccurate geological and metallurgical assumptions (including with respect to size, grade and recoverability of mineral reserves and resources), operating and technical difficulties, risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, unusual or unexpected formations, industrial accidents, pressures and cave-ins (and the risk of inadequate insurance or inability to obtain insurance to cover these risks), government action or delays in the receipt of governmental approvals, permits and licenses, changes in resource prices and fluctuations in currency exchange rates, the availability of financing alternatives, acquisitions or divestitures of assets and the successful selection and completion of business opportunities made available to us, contests to the title of our property and changes in general economic conditions or conditions in the financial markets.

Statements relating to estimates of reserves and resources are also forward-looking statements as they involve risks and assumptions (including but not limited to assumptions with respect to future commodity prices and production economics) that the reserves and resources described exist in the quantities and grades estimated and are capable of economic extraction.

Readers are cautioned that forward-looking statements are not guarantees of future performance.  All of the forward-looking statements made in this Report or incorporated by reference herein are qualified by these cautionary statements.  Reference should be had under “Item 3 – Risk Factors” for a discussion for some of the factors underlying forward-looking statements.

The Corporation does not assume any obligation to revise or update these forward-looking statements whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

3.

Part I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

Selected Financial Data

Set forth in the tables below are selected financial data with respect to the Corporation's financial condition and results of operations for the five most recent financial years ending on December 31. In Table 1, the selected financial data were derived from our consolidated financial statements which are prepared in accordance with accounting principles generally accepted (“GAAP”) in Canada, which, for the purposes of these data, conform in all material respects to accounting principles generally accepted in the United States, except as indicated by reference to the U.S. GAAP Reconciliation information, indexed herein as ITEM 17 (the Corporation has responded to ITEM 8 in lieu of responding to this item) and by reference to "Management's Discussion and Analysis” in the annual report furnished pursuant to ITEM 17 hereof (and ITEM 19 (b)).

	Table 1 – Canadian GAAP (Canadian Dollars, In Thousands, except per share data)
FINANCIAL POSITION AS AT
DECEMBER 31	2005	2004	2003	2002	2001

	$	$	$	$	$
Cash (bank indebtedness)	2,953	1,896	720	1,651	2,547
Other current assets	332	595	536	227	272
Fixed assets	128	51	60	43	42
Mineral properties	38,373	34,592	30,466	25,688	22,748
Total assets	41,786	37,134	31,782	27,609	25,609

Current liabilities	3,545	2,463	3,118	769	880
Future income taxes	6,429	6,427	2,117	-	-
Share capital	63,027	57,230	47,743	47,931	44,965
Deficit	(31,215)	(28,986)	(21,196)	(21,091)	(20,236)
	41,786	37,134	31,782	27,609	25,609

STATEMENT OF LOSS FOR THE YEARS ENDED DECEMBER 31
Interest income	(5)	(2)	(23)	(24)	(211)
General and administrative expenses	993	1,200	1,037	882	936
(Gain)/loss from foreign exchange	(22)	(79)	(18)	(2)	4
Future income tax (recovery)	(237)	4,574	(922)	-	-
Mineral property costs written off	1,500	1,451	31	-	1,376
Loss, per Canadian GAAP	2,229	7,144	105	856	2,105
Weighted average number of common shares outstanding, in Thousands	137,761	100,425	83,665	74,639	72,123
Loss per share, per Canadian GAAP	$0.016	$0.071	$0.001	$0.011	$0.029
Number of common shares issued and subscribed, in Thousands	180,984	132,364	89,921	80,079	73,404

4.

In Table 2, the selected financial data derived from our restated note 12 to the consolidated financial statements, which provides a reconciliation to U.S. GAAP. The Corporation is in the exploration stage since it has not commenced commercial operations, and consequently the data disclosed herein may not be indicative of future financial position or results of operations. The statement of losses data in fiscal years 2001 to 2004, inclusive, have been restated (refer to note 12 to the consolidated financial statements).

	Table 2 – U.S. GAAP (Canadian Dollars, In Thousands, except per share data)
FINANCIAL POSITION AS AT
DECEMBER 31	2005	2004	2003	2002	2001
		(restated)	(restated)	(restated)	(restated)
	$	$	$	$	$
Cash (bank indebtedness)	2,446	1,472	(452)	(1,330)	2,547
Restricted cash	507	424	1,172	2,981	-
Other current assets	332	595	536	227	272
Fixed assets	128	51	60	42	42
Mineral properties	6,767	4,503	3,940	3,800	3,519
Total assets	10,180	7,045	5,256	5,720	7,080

Current liabilities	3,545	2,462	3,118	769	880
Shareholders’ equity	6,635	4,583	2,138	4,951	6,200
	10,180	7,045	5,256	5,720	7,080

STATEMENT OF LOSS FOR THE YEARS ENDED DECEMBER 31
Loss, per Canadian. GAAP	2,229	7,144	105	856	2,105
Development and exploration costs	2,260	5,012	4,669	2,656	4,856
Reversal of mineral property costs written off	(1,500)	(1,451)	(31)	-	(1,052)
Income tax (provision) recovery	157	(4,574)	922	-	-
Loss, per U.S. GAAP	3,146	6,131	5,665	3,512	5,909
Loss per share, per U.S. GAAP	$0.023	$0.061	$0.068	$0.047	$0.082

The following table discloses certain high, low and average exchange rates for converting Canadian dollars into US dollars for the five years ended December 31 and six most recent months in the last financial year:

Period	End of Period	Average	High	Low
Year ended December 31, 2001	0.628	0.640	0.691	0.623
Year ended December 31, 2002	0.639	0.640	0.659	0.620
Year ended December 31, 2003	0.756	0.759	0.771	0.639
Year ended December 31, 2004	0.828	0.769	0.849	0.744
Month ended July 31, 2005	0.817	0.819	0.821	0.816
Month ended August 31, 2005	0.842	0.831	0.842	0.817
Month ended September 30, 2005	0.860	0.851	0.860	0.842
Month ended October 31, 2005	0.845	0.846	0.851	0.842
Month ended November 30, 2005	0.861	0.848	0.861	0.840
Year ended December 31, 2005	0.860	0.826	0.868	0.790

Risk Factors

Nature of Mineral Exploration and Mining

At the present time, the Corporation does not hold any interest in a mining property in production. The Corporation's viability and potential success lie in its ability to develop, exploit, and generate revenue out of

5.

mineral deposits.  The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which, even a combination of careful evaluation, experience, and knowledge may not eliminate.  While discovery of a mine may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a site.  It’s impossible to ensure that the current or proposed exploration programs on exploration properties in which the Corporation has an interest will result in a profitable commercial mining operation.

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

Year

High

Low

Average

Close

2001

293

256

271

277

2002

349

278

310

347

2003

416

320

363

416

2004

454

375

418

437

2005

537

411

445

513

Source:  www.kitco.com

(Historical London Fix)

Permits and Licenses

The operations of the Corporation require licenses and permits from various governmental authorities.  The Corporation believes that it presently holds all necessary licenses and permits required to carry on with activities which it is currently conducting under applicable laws and regulations and the Corporation believes it is presently complying in all material respects with the terms of such licenses and permits.  However, such licenses and permits are subject to change in regulations and in various operating circumstances.  Also, additional permits and licenses will be required as the development of a property progresses.  There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits required to carry out exploration, development, and mining operations at its projects.

6.

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

Currency Fluctuation

The Corporation's currency fluctuation exposure is primarily to the US dollar as it relates to the Canadian dollar as the Atlanta Gold Property is in the United States of America and substantially all material commitments on the Atlanta Gold Property are in US dollars.  Such fluctuations may materially affect the Corporation's financial position and results of the Corporation.

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

7.

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

Cautionary Note to U.S. Investors concerning Estimates of Measured and Indicated Resources

This document uses the terms “measured resources” and “indicated resources”.  The Corporation advises  investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning Estimates of Inferred Resources

This document uses the term “inferred resources”.  The Corporation advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility-studies, except in rare cases.  Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

8.

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

ITEM 4.

INFORMATION ON THE COMPANY

History and development of the Company

Twin Mining Corporation (the "Corporation") was incorporated under the laws of the Province of British Columbia under the name Atlanta Gold Corporation by memorandum of incorporation dated March 6, 1985. On April 3, 1997, Atlanta Gold Corporation acquired Voisey Bay Resources Inc. pursuant to a plan of arrangement effected under the Companies Act (British Columbia) and changed the name of Atlanta Gold Corporation to Twin Gold Corporation.  On March 15, 2000, the Corporation was continued under the Business Corporations Act (Ontario) and the name of the Corporation was changed from Twin Gold Corporation to Twin Mining Corporation.  The registered and executive office of the Corporation is located at Suite 1250, 155 University Avenue, Toronto, Ontario M5H 3B7.  The Corporation has a field office located at Suite B, 1509 Tyrell Lane, Boise, Idaho, 83706 and a registered head office for the territory of Nunavut, Canada, located at the P.O. Box 1779, Building 1088C, Iqaluit, Nunavut, X0A 0H0.

The Corporation has two subsidiaries, Atlanta Gold Corporation (“Atlanta U.S.”) (a Nevada company) and Voisey Bay Resources Inc. ("Voisey Bay") (a British Columbia company), both of which are wholly-owned.

In March 2005, the Corporation transferred the Layuh gold property from Twin Gold Layuh Mining Corporation to the Corporation and wound down two companies, Twin Gold Cayman Corporation and Twin Gold Layuh Mining (Resources) Corporation ("Twin Gold Layuh") (each of which is a Cayman Islands company).

The Corporation is engaged in the exploration and development of mineral resource properties. The Corporation has various interests in five mineral resource properties: 100% interest in the Torngat diamond property ("Torngat") located in the Province of Québec, consisting of one mining exploration permit and thirty four mining claims; 100% interest in the Jackson Inlet diamond property consisting of 314 mineral claims located on the Brodeur Peninsula of Baffin Island (“Brodeur”); 100% interest in the Atlanta gold property

9.

("Atlanta") located in the State of Idaho, consisting of 35 patented and 115 unpatented mining claims; and the Abitibi Gold Property (“Abitibi”) located in eastern Québec, consisting of a right to earn a 60% interest in 62 mining claims and 100% interest in an additional 63 mining claims.  The Corporation has granted options on its interests in Abitibi, which if fully exercised by the optionholder, will result in the Corporation holding a 9% interest on 62 claims and a 49% interest on 63 claims.  The Corporation also holds an 85% interest in the Layuh gold property, an 86,880-hectares property, located in Kalimantan, Indonesia.

In addition to the interests currently held by the Corporation in mineral resource properties, management of the Corporation reviews opportunities to acquire interests in further mineral resource properties as such opportunities become available to the Corporation. The Corporation performs regular reviews of the carrying values of its mineral resource properties and, to the extent that impairment conditions exist, the carrying values will be written down to their fair value.

Properties

Torngat Property, Québec

The Corporation holds one mining exploration permit issued by the Quebec Ministry of Natural Resources (“QMNR”) in 1999, which was renewed in 2005 and 34 mining claims adjacent to its mining permit staked in 2005, for an area covering a total of 64.9 square kilometres. The permit is valid for up to ten years from its original date of issue, and then must be individually staked by claim. Each claim can be renewed every two years as long as sufficient field work has been submitted and assessed by OMNR. Annual expenditures are required to maintain the permit and claims in good standing. The Corporation’s efforts to date on the property have mostly focused on a series of five (5) diamondiferous kimberlite dyke systems that stretch over a combined length of 37 kilometres of Torngat.

Location and Access

Torngat is located in northeast Québec on the eastern shore of Ungava Bay.  The nearest habitation is the town of Kangiqsualujjuaq (formerly George River) about 90 kilometres south-southwest of the Torngat Property and the town of Kuujjuaq (formerly Fort Chimo) about 250 kilometres southwest of Torngat.  Montréal is approximately 1,500 kilometres south-southwest of Torngat. Access to Torngat is by marine vessel from the Montréal region, and by fixed-wing aircraft or helicopter from Kuujjuaq (Fort Chimo) or Kangiqsualujjuaq (Fort George), both of which have scheduled air service.

The central part of Torngat is a plateau about 400 metres above sea level and is part of a larger geographical entity, the George Plateau.  The plateau is broken by steep-sided gorges and fjords.  The largest fjord is Alluviaq Fjord that bisects the property and trends in a southeast-northwest direction.  The first of the dikes discovered on Torngat is exposed in the steep-sided walls on the northern side of Alluviaq Fjord.

Torngat is above the tree line.  The climate is arctic with an average annual temperature between -7.5° Celsius and -5° Celsius (18.5° Fahrenheit and 23° Fahrenheit). The property area receives about 400 millimetres to 500 millimetres of precipitation annually, with about 45 per cent of the total falling as snow.  There are normally about 20 to 40 frost free days annually.

Regional and Property Geology

Torngat lies within the Torngat Orogen.  The crust in the Orogen is thickened because Rae Province rocks were thrust below the Nain Province more than a billion years ago and covers three different tectonic regimes.  To the southwest are quartzo-felspathic gneisses of the Rae Province.  Locally, there are infolds of Aphebian age shallow water sedimentary rocks of the Lake Harbour Group, which are progressively deformed to the northeast by the Abloviak Shear Zone.  The predominant rock type on Torngat is the Tasiuyak Gneiss, a northwest trending belt of garnet-quartz-plagioclase gneisses which extend southwards into Labrador.  The gneisses are considered to be altered sedimentary rocks.  The northeastern part of Torngat is underlain by granulitic gneiss of the Burwell Terrane.

10.

The rocks of the Torngat Orogen strike northwest-southeast within Torngat.  Cross-cutting the gneisses, there are a number of kimberlite dikes.  The first dikes discovered are located on the northern shore of Alluviaq Fjord.  These dikes strike northeast and dip subvertically.  They are exposed on the steep side of the fjord, typically in crevices where the kimberlite has been eroded preferentially and the debris from weathering flushed from the crevice by water flowing over the fjord wall.

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

Mini-bulk sample analysis – Summer/Fall 2002

In 2002 samples from two anomalously diamondiferous dyke segments were processed. In January 2003, fifteen samples, ranging in weight from 24 kilograms to 100 kilograms were analyzed for diamonds by caustic fusion (100-micron cut-off size), selection and description was completed by SGS Lakefield Research Limited (“Lakefield”) and reviewed by AMEC E & C Services Limited (“AMEC”).

Analytical results of the 900-meter and 400-meter segment, respectively, are tabulated below.

Dyke Segment Diamond Summary- (per square mesh sieve analysis provided by Lakefield)

Sampled segment	900 metre dyke segment (578.52kg)		400 metre dyke segment (432kg)
Sieve size (mm square mesh)	Number of diamonds	Weight of diamonds (carats)	Number of diamonds	Weight of diamonds (carats)
0.85 to 1.18	3	0.042511	3	0.03471
0.600 to 0.850	10	0.046633	12	0.05098
0.425 to 0.600	27	0.038755	14	0.019630
0.300 to 0.425	38	0.020585	19	0.010965
0.212 to 0.300	69	0.015260	38	0.007840
0.150 to 0.212	99	0.007448	50	0.003230
0.100 to 0.150	103	0.002725	61	0.001585

11.

Total	349	0.173917	197	0.128940

Samples listed in this table make up the 900 metre TORNGAT North dyke segment

Sample No.	Sample Weight (Kg)	Diamonds recovered	Total Diamond Weight In Sample (Carats)
GL10	101.80	99	0.026835
887573	24.00	32	0.006175
DB09	100.00	60	0.017590
GL09	72.52	47	0.030285
887574	24.00	14	0.002190
DB03	100.00	43	0.015010
GL08	81.25	20	0.032385
887575	24.00	2	0.000060
DU character	50.95	32	0.043387
TOTAL	578.52	349	0.173917

1. 13 diamonds measure greater than 0.5 millemetres in three dimensions and

2. 41 diamonds measure greater than 0.5 millemetres in two dimensions.

Samples listed in this table make up the 400 metre TORNGAT North dyke segment

Sample No.	Sample Weight (Kg)	Diamonds recovered	Total diamond weight in sample (Carats)
DB04	100.00	36	0.021595
DB01	100.00	63	0.029975
887587	24.00	15	0.021265
DB06	100.00	53	0.011465
GL07	84.00	29	0.042070
887588	24.00	1	0.002570
TOTAL	432.00	197	0.128940

12 diamonds measure greater than 0.5 millemetres in three dimensions and

28 diamonds measure greater than 0.5 millemetres in two dimensions

Largest diamonds discovered to date from the 900 metre and 400 metre dyke sections are 2.90 x 2.50 x 1.80 millemetres (0.065 ct) and 1.85 x 1.25 x 1.07 millemetres (0.0142 ct), respectively.  The diamonds are very white, mostly transparent and of high preservation, as previously described by Lakefield.

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

Since 2003, the Corporation has elected to focus its primary attention on its Atlanta and Brodeur properties and as a result, no significant expenditures have been made on TORNGAT since that time.  Sufficient work

12.

has been completed to secure the mining rights: on its exploration permit staked, totaling 50 square kilometers; and its 34 mining claims, totaling 14.9 square kilometres, until July 2009. In 2005, two other exploration permits, covering 277 square kilometres, were not renewed and costs of $700,000 relating to these permits, comprised of $141,270 in acquisition and holding costs, and $558,730 in related field work, were written off during the year.  By retaining only those holdings in TORNGAT which in management’s view to date have shown a greater potential for diamonds, management believes that this will assist it in attracting potential partners to assist in advancing TORNGAT.

Brodeur Property, Baffin Island

The Corporation acquired its interest in its Brodeur Property pursuant to an agreement with Helix Resources Inc. (“Helix”), dated April 27, 2000, as amended by agreement dated May 5, 2005 (as amended, the “Agreement”) pursuant to which the Corporation acquired three mining claims totaling 28.85 square kilometres (7,128.5 acres) staked on the Jackson Inlet Property on the Brodeur Peninsula of Baffin Island (“Brodeur”). To maintain the Agreement in good standing, the Corporation is required to pay Helix $150,000 annually. One half of these payments and all of certain prior payments made to Helix prior to 2005 are deemed advances against future royalty payments. The 2006 payment was made on January 3, 2006. In addition, under the terms of this Agreement, $500,000 is due to Helix upon receipt of all development permits and $1,000,000 plus 500,000 common shares of the Corporation are due upon production of 500,000 carats. Subsequently, a 5% net profits interest and a 1% gross royalty are due after crediting previous payments. In 2003, the Corporation staked 426 additional mineral claims in the region covering 4,118 square kilometres (1,017,593 acres) and paid an initial filing fee of $101,759. Five of the claims staked in prior years were allowed to lapse. Total cost of $31,219, including direct exploration costs of $29,806, for the five abandoned claims were written off in 2003. By the end of 2003, the Corporation had a 100% interest in 532 mineral claims totaling 5,075 square kilometres (1,254,029 acres) within the region. In 2005, the Corporation elected to reduce its holdings in Brodeur.  It filed assessment reports with Indian and Northern Affairs Canada in connection with field work carried out from 2002 to 2005. 218 claims covering 2,093 square kilometres (517,029 acres) were abandoned and costs of $800,000 relating to these claims, comprised of $135,995 in acquisition and holding costs, and $664,005 in related field work, were written off. At December 31, 2005, the Corporation retained an interest in 314 claims covering 737,000 acres and paid filing fees of $29,694 in respect of the assessment reports filed.

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

13.

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

2002 Core Drilling Program

During 2002, the Corporation pursued a multi-phase exploration program on Brodeur with the goal of evaluating potential kimberlite targets by drill testing. Work started with Phase-1 comprising ground magnetometer surveys, soil sampling, gravity and core drilling on known pipes and previously identified airborne magnetometer anomalies. Soil samples and drill core samples were processed by Lakefield in 2003.

The indicator mineral distribution from 489 soil samples collected in 2002 together with recovery of the micro-diamond from till immediately above bedrock in drill hole JI-CG2-02 led to a change in the 2003 exploration program objectives. Instead of drilling to establish geometry of the Freightrain pipe and the drill testing of other targets, it was decided that giving immediate attention to the overall upside potential of the project would enable the Corporation to acquire the most favorable land position on the Brodeur Peninsula.

Reinterpretation of government air-borne magnetic data in light of the distribution of known kimberlites and indicator minerals made possible the selection of priority areas for claim staking. Two high sensitivity ground magnetic surveys were carried out by JVX Ltd. to further clarify structural control of kimberlite emplacement and to clearly define drill targets not readily apparent from low resolution and suspect data obtained by 2002 ground magnetic surveys. The soil sampling area was considerably enlarged from the initially contemplated survey of selected claims and target areas. Soil sampling was supplemented by collection of stream sediments at an approximate density of one sample per 42 square kilometres in order to cover as much of the newly staked claims as possible on a reconnaissance basis.

Results of 2002 and Exploration reported in 2003

Analytical testing was finalized in 2003 on bedrock and overburden recovered from ten holes (1,173 metres) drilled (NQ core, 47-millemetre diameter) at four targets during the July-September period of 2002. The Cargo2 and ANO 10 magnetic anomalies detected by the 2001 Fugro-SIAL helicopter-borne survey were each tested by three holes and another hole tested ANO 9.

The three holes at ANO 10 and one at the nearby ANO 9 (2.5 kilometres) did not encounter kimberlite nor explain both airborne and ground magnetic anomalies. Drilling at Cargo2 recovered a micro-diamond from till immediately above bedrock in drill hole JI-CG2-02. The objective of two of the three holes drilled at Cargo1 pipe (JI-CG1-03 & -04) was to obtain representative samples from the fine grained ashy core facies and the coarse rim facies.

Laboratory investigations of the third hole (JI-CG1-05) revealed low magnetic susceptibility of the core which explains the weak magnetic anomalies over this and a number of other suspected kimberlites. The two other holes intersected as much as 200 metres apart and the dimensions of the pipe could be much larger than what the magnetic contours indicate.

Results were also received in 2003 from processing and indicator mineral grain selection by Lakefield on 489 soil samples which had been collected in 2002. The 2002 regional till sampling program covered the main claim block at that time. The sampling involved collection of approximately 25 kilograms of till at 400-metre intervals on lines two kilometres apart in the Freightrain-Cargo1 pipe and Cargo2 areas and four kilometres apart elsewhere.  Pyrope and eclogitic garnet, Mg-ilmenite and spinel were found in anomalous concentrations in a number of clusters, most notably at Cargo2 and immediately surrounding the Freightrain and Cargo1 pipes.

14.

2003 Claim-Staking Programs

Encouraged by the results from the indicated mineral surveys, the Corporation undertook two claim-staking campaigns during the year with the strategic objective ultimately being to discover a number of diamondiferous pipes within truck haulage distance from a central plant. The first program added 1,145 square kilometres following receipt of indicator mineral counts from the 2002 till sampling program and evidence of diamonds at Cargo2.

Following the discovery of the 1.7-kilometre kimberlite fragment trail and detailed ground magnetic survey confirmation of previously inferred geological controls of kimberlite emplacement, the Corporation staked a further contiguous 2,283 square kilometres to the east and south. After allowing for the expiry of 5 claims where results did not warrant further exploration, the net 100%-owned land position at the end of 2003 was 5,075 square kilometres (1,254,029 acres).

2003 Exploration Program and Results

During the 2003 field season a further 426 samples were collected to define airborne survey targets in a large portion of the newly staked claims and for purposes of determining whether discrete and separate drill targets were present in the immediate vicinity of Freightrain and Cargo1 pipes.  Based on the recovery of kimberlite indicator mineral grains from the 355 soil and 71 stream sediment samples, 12 new kimberlite indicator mineral clusters were discovered. Of the 426 samples collected, 110 contained kimberlite indicator minerals.

Seven of the twelve clusters are located in the eastern half of the new claim block from 72 degrees 15' to 73 degrees 15' latitude. Several of the seven clusters correlate well with airborne magnetic anomalies and intersecting structures, which enhances the probability of their relationship to kimberlite targets. Five clusters are within 3 to 6 kilometres of the Freightrain and Cargo1 pipes. The high numbers of kimberlite indicator minerals from the five areas provide strong evidence of kimberlite bodies under shallow overburden cover. These new indicator mineral clusters are in addition to the previously reported finds of the diamondiferous kimberlite fragment corridor between Freightrain and Cargo1 pipes and the eight potential kimberlite targets at Cargo2.

In 2003, most soil and stream sediment samples were collected at approximately 500 metre intervals along 4- kilometre spaced north-south lines. The stream sediment samples collected were spaced at 5 to 8 kilometres apart.  The samples cover 3,490 square kilometres of the Brodeur property.  Soil samples were collected from frost boils which are ubiquitous on the sparsely vegetated Brodeur Peninsula.  The samples represent glacial till which the boiling action has brought from considerable depth.  This has been evidenced by a coincidence of indicator minerals with known kimberlite on occasion beneath many meters of overburden.

A heavy mineral concentrate was produced by Lakefield followed by diamond indicator mineral picking by HDM Laboratories Inc. (“HDM”). HDM is located in Loveland, CO, U.S.A., and has specialized in kimberlite indicator mineral recovery and evaluation for more than 10 years.

In July 2003, the Corporation’s field personnel made a significant discovery of kimberlite fragments by careful classic prospecting along a NE-SW corridor that connects Freightrain with Cargo1 pipes. The fragments, which are interpreted to originate from kimberlite bodies beneath and brought to surface by frost boil action, are distributed across up to 50 metres width within this corridor. They were surveyed and sampled over a distance of 1.7 kilometres; 1 kilometre SW from Cargo1 pipe towards Freightrain and 0.7 kilometres to the NE beyond Cargo1 pipe. They show no evidence of transport.

Three kimberlite fragment samples totaling 50.5 kilograms collected from separate portions along the 1.7 kilometre distance were analyzed by Lakefield. Diamond indicator minerals were extracted from two of the three samples and one was analyzed for diamond content only. Thirteen micro diamonds were extracted from the three samples.

15.

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

High sensitivity ground magnetic (gradiometer) surveys were performed by JVX Ltd. (“JVX”) in July and August 2003 over a 2 by 3 kilometre area encompassing Fugro-SIAL’s Cargo2 aeromagnetic anomaly as well as over a 2 by 6 kilometre corridor encompassing Freightrain and Cargo1 pipes (Gap Grid). Objectives of the latter survey were to identify new or satellite pipes and to determine whether the kimberlite fragment trail reflects bodies that are as magnetic as the initially discovered portion of Cargo1 pipe or whether the source is probably more like the weakly magnetic northeast portion of the pipe probed by drill hole JI-CG1-05.

At Cargo2, the objectives were to define the anomalies, which were not established by the 2002 survey, and to develop drill targets for 2004. These objectives were exceeded in that the small area (6 square kilometres) yielding 8 anomalies, about which the JVX report concluded that “if kimberlite is recognized at Anomaly A-I this entire trend becomes prospective.”  The JVX report describes A-I, that is Cargo2, from which the grid takes its name, as “a moderate anomaly with an amplitude of about 23 nano taslas (nT) (strength of magnetic response of the surveyed targets) spread over a roughly circular area about 300 metres across.”  They describe Anomaly A-IV as “probably the most intriguing anomaly on the grid. The intensity of this anomaly is comparable to Cargo2 but it appears to be the strongest of a series of 5 magnetic highs that trend NW-SE.”

Within the Gap Grid, the JVX survey clearly defined 5 lobes or components of the Freightrain kimberlite the two most prominent of which are: 1) approximately 22 nT and “roughly 125 by 100 metres, flanked on the North, West, and East by magnetic lows”, and 2) approximately 20 nT that is “roughly 100 by 150 metres with secondary lobes to the northeast”.

JVX recommends prospecting about 0.75 kilometres northeast of the Freightrain anomaly in the vicinity of Anomaly 2, a new anomaly of which the “source probably extends to depth as there is no accompanying magnetic low”.

The JVX report describes Cargo1 pipe as “a strong (approximately 15 nT), roughly circular magnetic high.  It is about 160 metres across and it is truncated on the northeast side by a magnetic depression”.  The kimberlite bodies discovered over 1.7 kilometres on the Freightrain – Cargo1 pipes corridor are visible on surface as a diamondiferous kimberlite fragment corridor. Due to their low magnetic susceptibility their magnetic footprint is very faint.

2004 Exploration Program and Results

The Corporation advanced Brodeur after entering into two agreements during the year.  Pursuant to a letter agreement entered into in April 2004 with Kennecott Canada Exploration Inc. (“Kennecott”) in connection with 270,644 acres of the north claim block (the “Jackson East & West”) of  Jackson Inlet, Kennecott incurred expenditures in excess of $615,000 in completing a 15,700-line kilometre MIDAS IITM aeromagnetic survey over 200,000 acres of Jackson East & West using 50-metre spacing for one block of claims (“Block 1”) and 75-metre spacing for a second block of claims (“Block 2”). The final results of the survey, which were received during the first quarter of 2005, revealed as many as 78 new potential kimberlite drill targets. The agreement with Kennecott was terminated in July 2004 as a result of discussions of the Corporation’s obligations towards a third party having an interest in Brodeur not producing the necessary results within the anticipated time frame. The Corporation remains committed to honoring the third party agreement and to continue advanced exploration at Jackson Inlet.

16.

In August 2004, the Corporation entered into an agreement with Stornoway Diamond Corporation (“Stornoway”) in respect of the south claim block running along the Vista River (“Vista”) covering over 980,000 acres of Brodeur.  Under the terms of this agreement, Stornoway has the option to earn a 51% interest in these claims by, among other things, incurring a minimum of $3 million in exploration expenditures on Vista over a three-year period. Prior to Stornoway having to elect to take up the option and commence expenditures, the Corporation is required to complete a minimum $900,000 exploration program mutually acceptable to both parties and to deliver to Stornoway a report thereon. The Corporation completed a 1,200-sample soil/till sampling program in the third quarter of 2004.  The samples were processed for kimberlite indicator minerals at Vancouver Indicator Processors Inc. in Burnaby, B.C., Canada.  Heavy mineral concentrates at this lab was sent to HDM Laboratories Inc, in Denver, and KIM Dynamics, in Vancouver, B.C., Canada, for sorting, selecting and counting kimberlite indicator minerals. Results from the counting, expected to be completed within the second quarter of 2005, will be used to complete the exploration program.

In July 2004, the Corporation discovered kimberlite fragments on frost boil surfaces at the A-2 magnetic anomaly, located 450 metres northeast of the Freightrain diamondiferous kimberlite. The A-2 anomaly was detected during a ground magnetometer survey carried out in 2003 by JVX.

A sample of frost boil till of approximately 25 kilograms from this site contained 83 pyropes, 2 clinopyroxene and 5 chromite grains as determined by a Lakefield microscopic examination.

On the basis of proven existence of kimberlites, extensive soil sampling on a 2 by 0.5 kilometre grid and promising chemistry of indicator mineral anomalies, the Jackson Inlet East claim block (Block 1) and West claim block (Block 2) were chosen for a high resolution aeromagnetic survey. A flight line spacing of 50 metres in Block 1 and 75 metres in Block 2 was chosen, that is, sufficiently close to spot drill holes without the need to conduct follow-up ground magnetic surveys.

Fugro Airborne Surveys carried out the 8,955.2 line kilometre airborne geophysical program during July 2004 utilizing a helicopter mounted multi-sensor MIDAS II™ horizontal gradiometer over both blocks.

Due to the thick flat lying platform sediments over the Archean basement, craton background variations of the magnetic field are mainly due to large-scale deep-seated features. This setting improves the likelihood of identifying smaller, and possibly lower amplitude, anomalies. Magnetic surveys on surrounding properties have shown that the known kimberlites in the area display a monopolar magnetic high signature. Individual anomalies recognized in processed airborne data consist of discrete magnetic features representing either ‘highs’ or ‘lows’ relative to background data. Typically, these features are less than one kilometre in diameter.

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

On Jackson Inlet East and in the case of the four anomalies just outside its boundary (located on the Vista Claim Blocks) one anomaly is expressed on 5 flight lines, each spaced 50 metres apart, one on 4 lines, ten on 3 lines, eighteen on 2 lines and twenty eight on 1 line. The strongest anomalies are adjacent 12.5 nT and 11 nT peaks with dimensions of 200 by 100 metres and 250 by 90 metres, respectively. These and at least 5 other prominent anomalies comprise a cluster of 1.2 kilometre radius centered 7.5 kilometres east of Cargo2. The 12.5 and 11 nT anomalies display approximately twice the magnetic intensity of Cargo2. Fourteen of the 24 soil samples within a 2.5 kilometres radius yielded peridotitic and eclogitic garnets, mantle ilmenites and/or chromites.

Of the 45 East claim block survey anomalies of at least 2 nT, three are in the 10-12-5 nT range, ten are in the 5-9- nT range and 32 are in the 2-4 nT range. These anomalies lie along two broad bands trending northeast-

17.

southwest as do the corridors of anomalies on the West claim block. In the case of both blocks, there is a strong coincidence of kimberlite indicator mineral anomalies with these corridors of magnetic anomalies as well as with many individual magnetic anomalies.

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

During the 2004 field season, a total of 1,200 soil samples were collected by the Corporation’s field personnel, most at 500 metre intervals along north-south lines spaced 2 kilometres apart. Areas covered included the previously untested northeast portion of the Vista project, the anomalous blocks identified by the 2003 stream sediment sampling and several magnetic anomalies selected by a study of the Geological Survey of Canada regional aeromagnetic data.

2005 Exploration Program and Results

The main objectives of the 2005 exploration program were assessing the kimberlite potential of Brodeur and testing for diamondiferous kimberlites using a portable reverse circulation (“RC”) drill. Based on heavy mineral anomalies 11 high priority claim groups were selected for the aeromagnetic survey on Vista. Both, chrome diopside and magnesium ilmenites, which are known diamond indicator minerals are present on eight of the Vista heavy mineral clusters. The area covered by this survey was 2,000 square kilometres of carefully selected potential kimberlite targets on the 4,000 square kilometres Vista claim block. The anomaly definition capability of this system allows positioning and drilling of exploration holes directly from the survey results.

Aeromagnetic Survey Results:

The Corporation succeeded with its objectives. Fugro’s geophysicists selected from the 15,241 kilometres of flight line data approximately 1,400 discrete anomalies in the 2 to 30 nT range. The targets are interpreted to be magnetic sources near surface. Those targets deemed to be most significant by Fugro compare favourably with the 37.25 nT recorded over the Cargo1 kimberlite, for which an approximate diameter of 90 metres is interpreted by Fugro. It should be noted that core holes drilled across the narrow dimension and parallel to the long axis of Cargo1 respectively intersected 83.1 metres and 147.9 metres of solid kimberlite. The most easterly of five holes drilled into Cargo1 confirmed a long dimension of at least 185 metres.

The 39 most significant anomalies picked by Fugro from more than 1,400 on the basis of geophysical response and which are priority kimberlite targets are listed in Table 1. The target diameters range from 60 metres to 225 metres and average 115 metres, while the maximum amplitude varies from 2.79 nT to 29.66 nT with an average of 12.17 nT.

Anomaly	Approx Diameter (metres)	Maximum Amplitude (nT)	Mag sensor to source (metres)	Source Depth (metres)
11-001( Cargo1)	90	37.25	60	25
9-001	125	22.20	78	46
8-001	100	29.66	60	21
7-001	100	9.52	70	38
7-002	100	5.37	63	28

18.

Anomaly	Approx Diameter (metres)	Maximum Amplitude (nT)	Mag sensor to source (metres)	Source Depth (metres)
6-001	140	6.21	84	52
6-002	120	3.15	58	21
6-003	80	3.45	52	22
5-001	75	2.59	NA	NA
4-001	150	6.60	79	49
4-002	200	5.57	93	61
4-003	100	8.03	68	36
3-001	70	2.79	51	23
3-002	60	3.82	53	20
2-001	90	11.79	69	44
2-002	100	12.53	95	58
2-003	120	10.87	81	50
2-004	110	21.98	100	67
2-005	100	15.36	50	17
2-006	125	15.63	73	35
2-007	150	20.81	89	46
2-008	120	26.09	63	30
2-009	80	14.30	51	19
2-010	100	13.08	75	38
2-011	180	8.24	100	67
2-012	100	13.59	61	26
1-002	110	10.94	58	30
1-003	75	11.97	48	19
1-004	100	12.83	49	19
1-005	140	10.54	59	29
1-006	180	19.16	67	35
1-007	100	8.01	46	14
1-009	100	9.39	57	24
1-010	100	16.56	67	36
1-011	110	10.12	68	36
1-012	140	14.43	103	71
1-013	140	12.63	84	51
1-014	225	12.67	82	47
1-015	125	16.65	78	40
1-016	100	15.45	69	32

Testing for diamondiferous kimberlites:

The 2005 drilling program was designed to investigate the presence and quality of kimberlites in addition to the known Freightrain pipe, the Cargo1 pipe, the 1.7 kilometre kimberlite corridor and the 3 pipes discovered

19.

by Rio Tinto on their property near Brodeur. The focus was on Jackson Inlet East and West drill targets and to establish the diamond potential of the 78 new targets produced by the 2004 airborne survey.

The Corporation is encouraged by the results of this drilling program which is believed to be a good indicator of more diamondiferous kimberlite pipes present.  A series of holes investigated the 1.7 kilometre corridor of kimberlite fragments up to 50 metres wide. One angled hole (-60°) drilled under a line of kimberlite fragments intersected, 330 metres northeast of the Cargo1 pipe, 1.83 metres of kimberlite after passing through 2.13 metres of till and 15.24 metres of limestone. This confirmed the existence of a significant dyke extending beyond Cargo1 to the northeast and southwest towards the Freightrain pipe. The sample is being tested for indicator minerals and diamonds. Earlier grab samples, weighing approximately 50 kilograms, of kimberlite fragments on the corridor yielded 13 diamonds. RC holes, testing 11 targets which had favorable aeromagnetic responses and in part classical magnetic kimberlite pipe signatures, yielded diamond indicator minerals in their cuttings which indicate nearby kimberlite. Further analysis will permit the Corporation to focus on the kimberlite bodies that are indicated by the minerals found in the drill cuttings. It is also inferred that a number of holes may have stopped prematurely in boulders of limestone or sandstone rather than in true bedrock.

2006 Exploration Program - Proposed

More than half of the 39 till samples from RC holes and from frost boil surfaces at 25 magnetic anomalies yet to be tested by drilling have yielded kimberlite indicator minerals. A large percentage of the olivine and ilmenite indicator minerals match the chemical composition of these minerals found as inclusions in diamonds from commercial deposits elsewhere in the world. Because it is known from studies around the Freightrain and Cargo1 kimberlites that olivine is absent beyond a kilometre from the kimberlite source, there remains a reasonable probability that discoveries would have resulted from siting drill holes on the basis of an improved understanding of glacial and erosional history. Till samples from several sites contained a highly anomalous six or seven grains of olivine.

At least five sets of northeast trending magnetic anomalies have been identified by Fugro Airborne Surveys in the seven blocks surveyed in 2005. It is encouraging that such northeast sets of anomalies are present in the blocks selected for aeromagnetic surveying on the basis of clusters of till samples with kimberlite indicator minerals identified in 2004 and for which the chemistry was graphically illustrated in 2004’s annual report. Particularly encouraging is the fact that these sets of magnetic anomalies are parallel to the trends of both the Corporation’s Freightrain-Cargo1 and Kennecott’s Tuwawi-Nanuk-Kuuraq kimberlites.

Atlanta Gold Property, Idaho

The Corporation, through its wholly owned subsidiary Atlanta U.S., owns and leases a total of 33 patented lode claims, 3 patented mill site claims, 115 unpatented contiguous mining claims, and 1 unpatented mill site claim known as Atlanta Gold covering 1,891 acres near the town of Atlanta in Elmore County, Idaho, approximately 60 miles east-northeast of Boise, Idaho (“Atlanta”). Of the mining claims comprising Atlanta, three of the patented claims and 70 of the unpatented claims are beneficially owned by Atlanta U.S. and 32 of the patented claims and 43 of the unpatented claims are leased by Atlanta U.S. with terms extending to various dates up to 2015.  Since the acquisition by Atlanta U.S. of an interest in Atlanta in 1985, the Corporation has endeavoured to establish and expand estimated proven and probable reserves at Atlanta and to evaluate the feasibility of constructing and operating a mine at Atlanta.

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

20.

On February 2, 1999, Atlanta U.S. signed a Lease/Option to Purchase Agreement (“the Monarch Agreement”) with Monarch Greenback, LLC (“Monarch”) relating to Monarch’s surface and mineral rights to Atlanta. During the term of the ten-year lease, Atlanta U.S. has the option to purchase such surface and mineral rights for US$2 million. If this option is exercised, the existing minimum annual rental payments on such surface and mineral rights will be terminated and replaced by a net smelter return royalty of 0.5% of gold sales if the average realized gold price is US$365 per ounce or less, provided that the cumulative minimum annual rental payments made by Atlanta U.S. pursuant to the Monarch Agreement are credited against the obligation of Atlanta U.S. to make net smelter return royalty payments to Monarch. For each US$1 increase in the average realized gold price over US$365 per ounce, the net smelter return royalty will be increased by 0.01% to a maximum rate of 3.5%. The Company amended the minimum annual rental payment to Monarch in 1999, and again, in 2001, such that, commencing in 2001, the Corporation agreed to pay Monarch US$50,000 per year in minimum annual rental payments until 2008 and the option price to purchase such surface and mineral rights will be US$2,875,000.

A net smelter return royalty is payable on production from Atlanta, subject to annual payments to the lessors as set forth below. These payments are required to keep the agreements in good standing. The advance royalty payments will be terminated if the option to purchase is exercised. During the year, the Corporation paid US$67,500 (2004 and 2003 – US$67,500) in minimum annual rental and advance royalty payments to the lessors.

Year ending December 31	Minimum annual Rental payments	Advance Royalty Payment
	US$	US$
2006	50,000	159,500
2007 to 2008	50,000	20,000
2009 to 2011	–	20,000
2012 to 2015	–	10,000

Location Map

21.

PRIMARY
ACCESS ROUTE
384
21
327
268
269
207
Atlanta
ATLANTA
PROJECT
B O I S E
M O U N T A I N S
Boise
84
IDAHO
Coeur d'Alene
MAP AREA
Pocatello
Twin Falls

0 5 10

MILES

BASE MAP: BOISE & HAILEY, ID
1:250,000 USGS QUADS

EXPLANATION

(21) STATE ROUTE

(268) USFS ROAD

REFERENCE		
DESIGNED	ENG	1/31/05
DRAWN	dfig	1/31/05
CHECKED		
APPROVED		

REVISIONS No.	DESCRIPTION	DATE

FIGURE 2

ATLANTA GOLD
CORPORATION OF AMERICA, INC

ATLANTA GOLD PROJECT
TRANSPORTION PLAN

PRIMARY ACCESS ROUTE MAP

PREPARED BY:

SRK Consulting
Engineers and Scientists

SCALE: SCALE AS SHOWN

REVISION: A

JOB NO 148901-TP

DWG NAME 148901-TP-2

2002 Heap Leach Program

In 2002, Atlanta was reactivated once it became evident that the price of gold had risen above US$300 on a sustained basis. Following the project outline in the 1998 scoping study, a conventional open-pit cyanide heap leach operation is planned.  Behre Dolbear & Company (USA) Inc. of Denver, Colorado (“Behre Dolbear”) was retained to complete a feasibility study. Montgomery Watson Harza, an environmental consulting firm experienced in mine permitting, was retained in May 2002 to conduct a review of the existing environmental baseline data and recommend a program to update our information for a new Environmental Impact Statement (EIS). A Draft Environmental Impact Statement (DEIS) had been prepared for Atlanta by the United States Department of Agriculture (“USDA”) Forest Service, Boise, National Forest in l989. A significant advantage for Atlanta is the extensive amount of baseline data which currently exists on the project and can be used to update the existing DEIS. This should help to reduce the lengthy permitting process significantly. To confirm extensive previous in-house and third party test work and simulate conventional heap leach conditions in February 2003 a comprehensive metallurgical test program was carried out.

The metallurgical drilling program was designed by Atlanta U.S. staff and reviewed by Behre Dolbear. Drilling commenced on October 23, 2002.  A total of 1,284 metres (4,211 feet) was drilled on 13 core holes using HQ size core (63.5 millemetres, or approximately 2.5 inches, in diameter).  Nine holes were drilled into the Monarch ore body and four holes were drilled into the Idaho ore body. One of the four holes was a geotechnical hole, which was drilled into the south wall of the Idaho ore body. Split core samples were collected in 3-metre increments and were assayed for gold using a 500-gram cyanide bottle roll test as a first step in determining gold recovery characteristics.

22.

hole #	dip	Mineralized Interval	Core length	Assay
				oz/ton	g/tonne
Monarch Deposit
D02-14W05	50°	147’-177’ 227’-267’	30’ 40’	0.103 0.061	3.52 2.09
D02-10W06	54°	30’-148’	118’	0.061	2.09
D02-8W07	60°	142’-322’ or 142’-362’	180’ 220’	0.076 0.066	2.61 2.25
D02-6W08	56°	90’-158’ 181’-301' or 181’-341’	68’ 120’ 160’	0.054 0.059 0.050	1.86 2.02 1.70
D02-5W09	65°	55’-360’ incl. 265’-360’	305’ 95’	0.065 0.120	2.23 4.10
D02-1W10	68°	95’-185’ 285’-409.5’ 425’-465’	90 124.5’ 40’	0.029 0.039 0.149	0.99 1.33 5.08
D02-1E11	64°	196’-282’ incl. 246’-282’ incl. 256’-266’	86’ 36’ 10’	0.231 0.481 1.030	7.91 16.5 35.3
D02-3W12	54°	10’-70’	60’	0.168	5.76
D02-3E13	56°	100’-290’	190’	0.058	1.97

Idaho Deposit

D02-36W01	60°	0’-280’	280’	0.046	1.56
D02-34W03	57°	10’-310’	300’	0.046	1.56
D02-31W04	60°	10’-305’	295’	0.039	1.32

Environmental/Geotechnical Hole for Wall Rock Sample

D02-34W02*	58°	20’-150’	130’	0.014	0.46

All of the holes were drilled as angle holes ranging from -45 to -60 degrees which cut across the width of the shear zone (which is 18 to 55 metres wide) to obtain representative samples of gold mineralization.  Mineralized drill core was sawed lengthwise with one half of the core saved for metallurgical testing, one quarter for assaying, and one quarter was saved for reference.

Atlanta ores have undergone extensive metallurgical testing over the years, including over 50 column leach tests.  However, most of these tests were done in-house, used primarily coarse crush sizes of 38.1 to 50.8 millemetres (approximately 1½ to 2 inches) and were leached for relatively short periods of time (approximately 60 days).  A close examination of the historic metallurgical data and a limited amount of column test data from l998 indicated that finer crushing and a longer leach time would significantly improve the gold recovery over what was achieved in previous work, especially for the moderate and low recovery ores.  In parallel with the metallurgical testing program and commencement of preparation of the feasibility study, preparation of an EIS was commenced in compliance with the United States National Environmental Policy Act (NEPA). Much of the baseline environmental data needed for an EIS was available in the 1989 DEIS. Several other key components of the process were also commenced: the preparation of a Memorandum of Understanding (“MOU”) between the U.S. Forest Service and Atlanta U.S., an updated Plan of Operations, and a new Reclamation Plan.  The MOU serves to outline each party’s responsibilities and sets out the procedures and timetable for the EIS process. The Plan of Operations is a preliminary description of the mining operation that is proposed by Atlanta U.S. and is used as the basis for public scoping and the development of the data required for the EIS.  Based on the Plan of Operations, a Reclamation Plan is prepared

23.

to outline the proposed methods and timing to reclaim the mining and processing areas after the project has ceased production.

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

2003 Heap Leach Program

In February 2003 a comprehensive metallurgical test program of four new composites was carried out. Fourteen separate column leach tests were conducted on the individual composites. The composites represented the Monarch Pit high, moderate and low extraction ores and the Idaho Pit ore.

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

Completion of the Feasibility Study – 2004

In the fourth quarter of 2004, Behre Dolbear delivered a positive full Feasibility Study on Atlanta. This study concluded that, at then prevailing (+ US$425 per ounce) or lower gold prices, an economically mineable gold deposit was identified and confirmed at Atlanta. At a gold price of US$375, Atlanta has an Internal Rate of Return (“IRR”) of 24.62 percent and a Net Present Value (“NPV”) of $15.9 million at a discount rate of 10 percent. Life-of Mine capital expenditures total US$37.977 million. The operation, which is anticipated to have a life of six or more years will employ conventional open pit mining of two ore bodies, the Monarch and Idaho, followed by three-stage crushing, heap leaching and processing through an adsorption-desorption-refining (“ADR”) carbon plant.

Total cash cost per equivalent ounce of gold is US$187.90 per ounce (see Table 1) and the total production cost, including depreciation, depletion and the mine fleet leasing cost is US$288.00 per ounce.

24.

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

Key financial results for the Base Case based on gold and silver prices of US$375 and US$6.00 per ounce respectively (see Table 2) are set forth below The gold cutoff grade is 0.015 OPT as determined by the feasibility study.

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

25.

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

Table 3 Key Production Statistics
Item	Quantity
Life-of-Mine (years)	5.5
Total Gold Sold (ounces)	525,229
Total Silver Sold (ounces)	1,083,839
Average Annual Gold Sold (ounces)	95,900
Average Annual Gold Sold – 1st three years (ounces)	106,000
Total Tons of Ore Processed (k tons)	13,669
Average Annual Ore Tonnage Processed (k tons)	2,485
Total Tons of Waste moved (k tons)	46,287
Life-of-Mine Stripping Ratio	3.39 to 1

Mineable Reserves

Behre Dolbear used the recoverable gold resource model to develop diluted open pit mineable reserves, which are the basis of the Feasibility Study (see Table 4 and 5).

Table 4 Parameters used for pit optimization
Item	Parameter
Gold Price ($/troy ounce)	350.00
Silver Price ($/troy ounce)	6.00
Refining & Transportation ($/tray ounce)	3.00
Royalty (NSR)	2.5%

26.

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

Table 5 Proven and Probable Reserves – Atlanta Project
Ore body	Tons (000’s)	Diluted Au grade - oz/t	Ag grade - oz/t	Recoverable Au grade - oz/t	Equiv. Rec. u grade - oz/t
Monarch Pit
Proven	7,023	0.0732	0.2306	0.0463	0.0481
Probable	977	0.0664	0.2062	0.0421	0.0437
Total	8,000	0.0724	0.2276	0.0458	0.0475
Idaho Pit
Proven	5,002	0.0421	0.0766	0.0280	0.0286
Probable	667	0.0467	0.0654	0.0279	0.0284
Total	5,669	0.0426	0.0753	0.0280	0.0286
Total Atlanta
Proven	12,025	0.0603	0.1665	0.0387	0.0400
Probable	1,644	0.0584	0.1491	0.0363	0.0375
Total	13,669	0.0601	0.1644	0.0384	0.0397

27.

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

Table 6 Life-of Mine Schedule
Item	2007 Nov-Dec	2008	2009	2010	2011	2012	2013	Totals
Tons of Waste Mined (k tons)	1,972	12,135	12,116	10,439	7,742	2,153	--	46,287
Tons of Ore Mined (k tons)	672	2,596	2,464	2,464	2,464	2,464	545	13,669
Stripping Ratio	2.93	4.67	4.92	4.24	3.03	0.72	--
Recovered Gold Grade (opt)	0.0467	0.0496	0.0386	0.0483	0.0281	0.0257	0.0340	0.0384
Recovered Gold Placed on Heaps (oz)	31,382	128,632	95,110	119,011	69,238	63,325	18,530	525,229
Gold Sold (ozs)	6,280	102,420	116,280	111,700	84,100	65,100	39,349	525,229

28.

True Silver Grade Mined (ounces)	0.2738	0.2663	0.2241	0.1500	0.0979	0.0736	0.1080	0.167
Silver Recovery (5)	50	50	50	50	50	50	50
Recovered Silver Placed on Heaps (ozs)	91,997	345,656	276,091	184,800	120,613	90,675	31,050	1,140,883
Silver Sold (ozs)	17,480	342,000	271,700	185,250	123,500	95,950	47,959	1,083,839

Processing

The Atlanta ore will be crushed through a three-stage crushing circuit and agglomerated with cement and cyanide solution in an agglomeration drum prior to placement on the leach pads. The crushed ore will be crushed to a nominal 80 percent passing 3/8-inch size. The cement is added for agglomerate stability as well as pH control. The agglomerated ore will be placed on the heap leach pads with a conveyor system to maintain good permeability. The initial production will be placed on the Ridge heap leach pad, which will be partially completed and enable gold production to commence at an earlier date while the remainder of the pad is under construction. Leaching operations will continue year around although mining, crushing, and ore emplacement on the pad will be conducted for eight months of the most seasonably amenable portion of the year (May through December). The extra leach time allowed by this placement and leaching schedule will give an increased extraction of gold and silver from the slower leaching components of the ore.

There are two additional advantages of this sequencing of leach pads beyond the initial advantage of earlier gold production. Detoxification and reclamation of one section of the Ridge Pad can take place while leaching of another section commences or continues thus shortening the overall time requirement for this obligation of the project. Secondly, the volume placement on the Ridge Pad allows some additional capacity should additional reserves be proven or some cost reductions should the full potential volume of this pad not be needed.

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

Heap Leach Facility

The site is located in steep topography and thus to achieve the goal of early production, Atlanta plans on processing the 13.7 million ton reserve on the heap leach pad. Crushing and placement of ore on the Ridge Pad is scheduled to start in late 2007 contingent on operating permits issued by the US Forest Service in a timely fashion. The Ridge Pad with a capacity of 11.5 million tons is expected to be ready for loading and leaching in

29.

October 2007. In general, construction is season and weather dependent.  It takes approximately one month after stacking has commenced to produce the first gold bar.

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

Water Supply

The Corporation signed a 10-year lease, expiring June 30, 2014, for 20.55 acres of property located in Elmore County and an existing, decreed water right on the Middle Fork of the Boise River from Greene Tree Incorporated for a monthly rental of US$4,887.50. The water right consists of 0.92 cfs (412 gpm) and is a seasonal, irrigation water right that must have the use and point of diversion changed through the Idaho Department of Water Resources prior to its use for mining purposes. Additional water can be acquired through lease or purchase of existing water rights, or from an annual lease of stored water from the Water District #63 rental pool. Rental pool water is priced at US$6.50 per acre-foot for in-basin use.

In early 2005, the Corporation recognized that insufficient water rights existed to supply the operations of the proposed 10,500 tons per day heap leach facility. Opportunities to purchase additional water rights were pursued during January and February 2005.  Unfortunately, the timing was poor, as Idaho was entering its eighth year of a drought.  This raised prices for water rights beyond our funding capacity. In March 2005, the Corporation adopted a new strategy of pursuing the reactivation of the old St Joe Lead company water license.  In June 2005, claims were filed with the Idaho Water Board for the historic water rights sourced in upper Decker Creek valley. The EIS Plan of Operations was revised, pending the successful granting of these water rights.  Several environmental benefits were noted; including elimination of the pipeline and power line along the Yuba River, elimination of five stages of water pumping and 500 KW of power demand, addition of two fresh water reservoirs to ensure water during dry months, and provision of a fire water supply, to protect against forest fires.  Among EIS regulatory personnel, this plan revision was viewed as attractive.

Capital Costs

30.

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

*Does not include mine fleet leasing costs

Sensitivities

Behre Dolbear ran several sensitivities on the Base Case (US$375 per ounce gold price) to determine the effects on the key financial statistics of the following (see Table 10):

a) Gold prices of $325, $350, $375, $400, $425, $450, and $500 per ounce were run. A silver price of $6.00 per ounce was used in all cases, except for the current price case* (see table), where                 $7.25 per ounce was used.

b) ±10 percent change in operating cost

c) ±10 percent change in capital cost

31.

d) ± 5 percent change in gold recovery

Table 10 Sensitivities
	% Change over base or actual gold price per ounce	IRR %	NPV @ 5% ($Millions)	Net Income after tax ($Millions)	Net free Cash flow after tax ($Millions)	Payback (years)
Gold price per oz	$375	24.62	24.6	18.6	36.2	2.6
Gold price per oz	$325	12.07	9.1	8.5	18.3	3.9
Gold price per oz	$350	18.53	17.2	13.3	27.5	2.9
Gold price per oz	$400	30.32	31.7	24.1	44.4	2.3
Gold price per oz	$450	41.61	45.3	35.4	60.4	2.0
Gold price per oz	$500	53.05	58.6	47.0	75.9	1.9
Current metal prices*	Gold = $425 Silver = $7.25	36.73	39.3	30.3	53.3	2.1
Operating costs	±10	19.23	18.2	13.4	28.8	2.8
Operating costs	─10	29.78	30.7	24.3	43.2	2.3
Capital costs	±10	20.72	21.6	17.1	33.4	2.8
Capital costs	─10	29.24	27.6	20.2	39.0	2.3
Gold recovery	±5	29.03	30.1	22.8	42.6	2.3
Gold recovery	─5	20.02	19.0	14.6	29.6	2.8

Environmental Impact Statement (“EIS”) Advance 2005

Atlanta was permitted in 1989 on a milling scenario. Presently, an EIS is being prepared for the US Forest Service by Tetra Tech, Inc. on a heap leach scenario. The Corporation has finalized the memo of understanding (MOU), the notice of intent (NOI), and the plan of operations (POO). Further, the Corporation has conducted the required initial agency meetings and prepared and discussed the EIS project scoping, the EIS proposed action, and the EIS alternatives.

Mine Construction:

2005 gave the Corporation the opportunity to lay the groundwork for future production. With the innovative engineering design and sequencing of Atlanta’s Monarch and Idaho open pits, it is believed that substantial economic benefits can be achieved. This design allows the extension of construction over several years while production performs at design capacity of 100,000 ounces of gold per year. The development strategy for the Atlanta is as follows:

•

Relocation of most buildings to private land at the Yuba/Decker (“Y/D”) junction. This includes the man camp, freight delivery yard, power plant, process plant, assay laboratory, warehouse, and office.

32.

This layout will allow an earlier, phased construction timetable for all these facilities, significantly reducing the on-site manpower requirements.

•

Design of the main power line and pipe lines on a private land corridor from the Y/D junction east, uphill to the site of the future Idaho Pit. This will allow completion of these lines in advance of heap leach start-up, with reduced on-site construction manpower.  This will also allow delivery of diesel fuel for the mine fleet and power for the crushing plant, at significantly reduced costs.

•

Adoption of the extended Ridge Pad; and elimination of the Valley Pad.  Construction of the extended Ridge Pad will occur in four phases, with only 25 percent of the pad capital needed during the pre-production period, and the final pad construction delayed until Year 4 of operations.

•

Deferring pond storage and leach solution processing facilities to match the pad timeline.  This will defer capital and reduce on-site construction manpower.

An important benefit of this “stretched” construction timeline is that the disturbance footprint will grow more slowly than with the plan envisioned in the Feasibility Study. This will reduce the amount required for reclamation bonding in the initial two years of operations.

EIS Permitting:

Permitting cost increases were significant in early 2005, caused by two factors.  First, some critical data was not assembled during baseline studies in 2003, requiring urgent and costly field work by consultants.  Second, the high priority given to achieving an early construction start date was costing significantly, as attempting to eliminate the risk of any delay required engineering and other data in excessive detail. At mid-year, the Corporation presented to USFS a numbers of project design studies and revisions aimed at advancing the EIS and improving project economics, including:

1.

Adoption of the extended Ridge Pad; elimination of the Valley Pad.

2.

Expansion of Quartz Gulch waste rock dump by 7 million tons.

3.

Defense of the necessity for Pettit waste rock dump.

4.

Defense of the open pit wall slopes, and the proximity to the leach pad.

5.

Elimination of pond at Saddle; protection of the Flint Creek trail.

6.

Deferral of phases 2,3,4 pad construction until Year 2,3,4 of operations.

7.

Significant reduction in construction crew requirements.

8.

Claims filed for water rights sourced in upper Decker Creek valley.

9.

Elimination of water use from Boise River; fewer pumps and pipelines.

10.

Addition of 2 fresh water reservoirs, to ensure water during dry months.

11.

Provision of a fire water supply, to protect against forest fires.

12.

Adoption of active water treatment facilities for arsenic removal.

13.

Assignment of Tetra Tech for development of hydrologic model of site.

14.

Increased focus upon water quality from old adits as models for waste rock geochem.

15.

Adoption of joint geotech report on waste dump stability.

33.

16.

Proposed design of Land Application Dispersion (“LAD”) mainly for elimination of excess snowmelt water.

17.

Proposed widening of Yuba road at 2 turns and improving road base.

18.

Proposed strengthening of Yuba bridge; not replacing it.

19.

Relocated secure storage yard for freight trailers to patented claim at Y/D junction.

20.

Proposed blasting of 400 ft section of Decker road to widen it for freight trucks.

21.

Results of power line study, proving that proposed line was not economically viable.

22.

Delivery of a “frozen” site plan for EIS permitting by July 8th, 2005.

During the third quarter of 2005, although cash flow constraints reduced the pace of EIS activity by third-party consultants, the Corporation continued optimizing the project layout and design and made presentations to USFS resulting in the following revisions agreed to:

•

Eliminating tanker truck freight deliveries during winter months;

•

Providing a 4-month storage for diesel fuel and for prill and cyanide;

•

Installing two adsorption column circuits below Phase 1&4 of the Ridge Pad;

•

Installing two adsorption column circuits below Phase 2&3 of the Ridge Pad;

•

Modifying the process plant to desorption & refining (DR) only;

•

Relocating the process plant, analytical lab, man camp and power plant to Y/D junction;

•

Eliminating 3 north area LAD sites;

•

Adopting heap leach operating procedures using “starvation levels of cyanide”;

•

Adopting heap rinsing as primary strategy for heap closure;

•

Designing a new main access route, upslope from Y/D junction;

•

Eliminating the Decker Creek road as a main access route.

Throughout 2005, the Corporation was faced with a difficult cash flow situation which restricted management’s ability to advance the Corporation’s projects as quickly as had been intended.  Completion of the EIS was delayed and it is currently anticipated that it will be completed during 2007.  In February 2006, a new annual MOU with USFS was signed by the Corporation, extending the EIS process through 2006. The revised forecast for issuance of a DEIS is in the fourth quarter of 2006, which, provided all permits are obtained, would lead to a possible construction start in the third quarter of 2007. The Corporation will present a revised Supplementary Plan Of Operations (“SPOO”) to accelerate the EIS process in early 2006.

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

34.

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

Property Interest

In late August 2003, Breakwater Resources Ltd. (“Breakwater”) granted the Corporation an option to purchase up to an 80% interest in the 6 properties along Quebec’s Cadillac-Malartic portion of the Abitibi gold belt. Under terms of the option agreement, the Corporation was required to spend $150,000 before September 2004 and make a payment of $25,000 on that date to renew the option. Aggregate expenditures of $3.5 million and payments totaling $125,000 are required to maintain the option through September 2008 and to earn an initial 60% interest. The Corporation can then purchase a further 10% interest for $100,000 and following completion of a feasibility study, the Corporation can purchase an additional 10% interest by paying $500,000. There is a provision to buy Breakwater out of the project for $1,500,000 if it decides not to participate in the development of the properties.

Following a comprehensive review of Breakwater’s information on the optioned properties, an exploration program was established to focus on the Normar, Malartic “H”, Malartic “H” Annex and the Mouskor claim portion of the optioned property, totaling 4,500 acres. Certain other claims optioned from Breakwater on the Joannes North and Joannes West portions of the property covering 2,540 acres, were returned to Breakwater during 2004. In addition to the 62 claims optioned from Breakwater (the “Optioned Claims”), the Corporation also holds an additional 63 claims (the “Owned Claims”), for total holdings of 125 claims covering 29.2 square kilometres (6,968 acres).

In July 2005, the Corporation optioned its interest in the Optioned Claims and the Owned Claims to Stellar Pacific Ventures Inc. (“Stellar”).  Stellar assumed the annual rental fee payable to Breakwater and the commitment to incur $1,900,000 in exploration work by September 2008.  If these commitments are fulfilled, Stellar will have a 51% interest in Abitibi and the Corporation will retain a 9% interest in the Optioned Claims and a 49% interest in the Owned Claims.

Regional Geology

Normar was selected as having a high potential for discovery of a gold resource because it straddles the prolific Cadillac Break which most recently has yielded Agnico Eagle’s impressive Lapa gold deposit about 20 kilometres to the east. Past drilling had confirmed the existence of the Decoeur and Paquin gold deposits for which Breakwater reports cited a combined “drill-indicated mineral inventory” of 60,000 tonnes at 6.6 grams of gold per tonne. This grade is better than the 5.3 grams of gold per tonne reserve grade at Cambior’s Doyon mine some 8 kilometres to the northeast.

The Malartic “H” property is situated on the northern limb of the Malartic Syncline which hosts within 2.5 kilometres of the property boundary the Black Cliff, Marban, Malartic Hygrade, Norlartic and Camflo gold mines. Production from these mines has exceeded 2 million ounces. Up to six gold-bearing zones are associated with the Norbenite/Norlartic shear where it crosses the south portion of the Malartic “H” claims. The shear zone continues on to the south where it has yielded significant gold production.  Portions of the Malartic “H” zones, from one of the deeper holes reported in Breakwater files, assayed 5.33 grams of gold per tonne over 1.05 metres, 5.54 grams of gold per tonne over 1.76 metres, 7.93 grams of gold per tonne over 2.25 metres, 42.7 grams of gold per tonne over 0.9 metres and 3.86 grams of gold per tonne over 2.89 metres.

35.

On the Malartic “H” Annex claims gold has been known to be associated with pyrite where a prominent shear zone cuts basaltic volcanics (“Discovery Zone”). Over 2 million ounces of gold have been produced from the Siscoe and Sullivan mines, which are located on the same shear zone.  This is the only property for which Breakwater files revealed that additional geophysical coverage might result in definition of new drill targets. Thus, it was decided to conduct induced polarization and magnetometer surveys to focus drilling on unexplored parts of the shear zone with the highest gold potential. Grab samples from a trench on the “Discovery Zone” were reported in Breakwater files to have returned gold values of more than 1,800 grams of gold per tonne.  A drill hole (M-3, 1936) under this mineralization encountered sections which assayed 94 grams of gold per tonne over 0.35 metres, 31 grams of gold per tonne over 0.34 metres and 21 grams og gold per tonne over 0.65 metres.

The Mouskor property is considered to be located on the same favorable horizon, which to the east contains the Doyon, Bousquet #1, Bousquet #2 and Dumagami Mines. More than 5 million ounces of gold already have been produced from the Doyon and Bousquet #1 mines.

Exploration Program and Results – 2003

With the high prospectivity of the area, the Corporation set its objectives to make a significant gold discovery. Forage Benoit/Benoit Diamond Drilling Limited commenced drilling in September 2003. Six (6) drill rigs (BQ, 36.5 millemetre core diameter) were deployed on the four properties. 61 holes were drilled totaling over 22,000 metres.

On the Mouskor property, 10 holes, totaling 2,191 metres were drilled; on the Malartic "H" and Malartic “H” Annex properties, 20 holes, totaling 9,392 metres were drilled. The described gold zones were tested at depth, as were several geophysical targets. Overall continuity was confirmed while grade and thickness did not change.

On the Normar Property, 31 holes, totaling 11,008 metres, were drilled resulting in two gold discoveries. Although thickness did not change previously interpreted mineralization continuity at Decoeur and Paquin was consistent with previous results. To complement the investigation of the known gold occurrences, profiles were drilled across other areas of favorable geology on the property. One gold discovery was made with three "profile" holes. Two were drilled into a package of intrusive highly altered tonalite intersected gold values which showed a more than eightfold increase in the lower 40 meters from hole # TMN-03-07 to hole # TMN-03-08 approximately 130 metres vertically below. The third hole, TMN-03-31, collared 400 metres to the west, encountered 148.7 metres of tonalite and produced a 1.5 metre intersection of 5.67 grams of gold per tonne (3.82 grams of gold per tonne of pulp check assay). The discovery zone has an indicated width of approximately 100 metres, a strike length of more than 500 metres and an apparent steep northerly dip.  A review of the geological and assay results by Roscoe Postle Associates Inc. (“RPA”) concluded that this newly discovered mineralized area has potential for an economic concentration of gold.

Another "profile" hole to the north of the Paquin East zone, TMN03-19, returned an uncut assay of 44.7 grams of gold per tonne from a 0.6 metre interval within a 12.5 metre intersection containing numerous blue to smokey quartz injection veinlets and veins, sericitic alteration and silicification, arsenopyrite (locally > 5%), pyrrhotite and pyrite. Most sulphides are fine grained and mainly in altered dark siltstone at the margin of the quartz veins. This intersection is more sulphide-rich and stratigraphically separated by at least 150 metres from Paquin East.

Exploration Program Review – 2004

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

36.

discovery is along strike with the favorable trend on which the Mouskor and Doyon mines are located and which passes through the Mouskor claims.

In July 2005, the Corporation signed the option agreement with Stellar. allowing the Corporation to concentrate the use of its funds on its other properties.  If the option is exercised by Stellar, the Corporation will retain a 9% interest in the Optioned Claims and a 49% interest in the Owned Claims. Stellar will be the operator of the joint venture provided it retains its 51% interest in Abitibi. Stellar paid $15,000 to the Corporation upon signing the agreement and carried out an exploration program of approximately $108,000 on the Normar portion of the Optioned Claims in late 2005.

Indonesian Property

In  1997, the Corporation, and its wholly-owned subsidiaries, Twin Gold Cayman Corporation (“Twin Gold Cayman”) and Twin Gold Layuh Mining Corporation (“Twin Gold Layuh”) entered into agreements (collectively the "Layuh Agreements") with two wholly-owned subsidiaries of PT Harita Jayaraya ("PT Harita"), an Indonesian company, to form a joint venture between Twin Gold Layuh and such subsidiaries to explore for gold and related minerals and, if successful, to mine in an area covering 86,880 hectares (the "Layuh Property") in the Layuh area of South Kalimantan, Indonesia.  The Layuh Agreements provided that a joint venture would be formed provided that an application is granted for a Seventh Generation Draft C.O.W. (“Contract of Work”).

Since 1999, the Corporation’s Layuh Property had been on care and maintenance.  At the end of fiscal 2004, the Corporation wrote-off Layuh’s carrying value of $1,450,626 because it decided to focus its time and effort on its North American mineral properties. However, the Corporation retains an 85% interest on the Layuh Property and will continue pursuing it with third party participants. In 2005, the Layuh Property was transferred to the Corporation from Twin Gold Layuh, before Twin Gold Layuh and Twin Gold Cayman were dissolved.

Method of Operation

The Corporation has been an exploration stage mineral resource company since inception and has undertaken gold exploration and mine development activities since 1994. Between July 1999 and December 2001, the Corporation focused on diamond exploration in Canada. In 2002, the Corporation reactivated development activities on Atlanta and continued to direct its efforts towards diamond exploration on Brodeur. In 2004, a positive feasibility study on Atlanta was completed and the Corporation has commenced discussions in respect of financing the mine at Atlanta.  Concurrently with this, the EIS and permitting process at Atlanta is progressing.  For 2006, at Brodeur, the Corporation has engaged MPH Consulting Limited (“MPH”), an international exploration and mining consulting company, to manage bulk sampling programs designed to further evaluate the economic potential of the Freightrain kimberlite and to provide an initial evaluation of the commercial diamond content of Cargo1 group of claims.

On February 9, 2005, the Corporation submitted a Supplement to the Plan of Operation to the U.S. Department of Agriculture – Forest Service (“USFS”), the lead agency in the permitting process, and on March 2, 2005, the USFS accepted the Supplement as adequate to proceed with the NEPA analysis through the completion of an Environmental Impact Statement (“EIS”).

During the past three years, all financings undertaken by the Corporation have been by way of private equity offerings.  In 2003, four private offerings were completed for total proceeds of $2,938,063 by issuing 5,357,143 flow through shares, 4,379,167 common shares, and 2,116,667 common share purchase warrants, with each warrant exercisable at $0.50 per warrant. The 2003 offerings were non-brokered efforts initiated by the Corporation’s management which resulted in lower share issue costs. In fiscal 2004, the Corporation raised aggregate gross proceeds of $9,261,275 by means of equity financings. The financings consisted of the private placement of units, with each unit consisting of one common share and one common share purchase warrant, with each warrant being exercisable for two years with exercise prices ranging from $0.24 to $0.50 per share.  Pursuant to these financings, the Corporation issued warrants in payment of commissions and advisory fees,

37.

consisting of 1,642,500 warrants exercisable at $0.205 per share and 1,589,136 warrants exercisable at $0.23 per share.  The Corporation has also agreed to pay cash fees totaling $248,700. Of the aggregate amount raised, $4,896,100 was raised during the fourth quarter of 2004. Pursuant to the various financings, three directors of the Corporation subscribed for, in aggregate, 4,934,221 units for aggregate proceeds to the Corporation of $1,250,075.  The warrants included in the units subscribed for by the directors are exercisable at prices ranging from $0.24 to $0.50 per share.

In fiscal 2005, the Corporation raised aggregate gross proceeds of $6,278,800 by means of equity financings consisting of 6,955,832 flow-through shares issued at prices of $0.12 and $0.18 per flow-through share, 36 million common shares issued at $0.12 per share and 5,664,846 common share units issued at prices ranging from $0.12 to $0.22, of which 318,181 units consisted of one common share and one common share purchase warrant and 5,346,665 units consisted of one common share and one half of one common share purchase warrant, with the warrants exercisable for two years from the date of issue at exercise prices ranging from $0.18 to $0.24 per share. Pursuant to one of the flow-through financings, the Corporation issued 400,000 warrants as payment of commissions and advisory fees, exercisable at $0.12 per share.  The Corporation also paid fees of $59,840 in connection with the financings. Of the aggregate amount raised, $4,980,000 was raised during the fourth quarter of 2005.  Pursuant to the various financings, four directors of the Corporation subscribed for 387,777 flow-through shares and 3,616,665 common share units for aggregate proceeds to the Corporation of $720,800. 1,808,331 warrants included in the units subscribed for by the directors are exercisable at $0.24 per share.

 The 36 million shares issued in December 2005 were issued to Jipangu Canada Inc. (“Jipangu”) and resulted in Jipangu then owning approximately 19.9% of the Corporation’s outstanding shares.  In addition, Jipangu and the Corporation signed a letter of intent which would have allowed Jipangu to subscribe for and purchase by April 4, 2006, 63,854,545 common share units at $0.1375 per unit for gross proceeds to the Company of $8,780,000. In March 2006, Jipangu decided that it would not proceed with the additional financing.The Corporation continues to actively pursue various financing alternatives so that, with the $4,980,000 raised in December 2005, it will have sufficient funds to adequately finance the planned expenditures on Atlanta and Brodeur described above, as well as for general working capital purposes for all of the 2006 calendar year.  The Corporation is currently in discussions to secure additional financing. A delay in arranging such financing on terms satisfactory to the Corporation could result in construction at Atlanta and ultimately production from Atlanta, being delayed.

Segmented Information

Information regarding geographical segments in which the Corporation has operated is disclosed in note 9 to the annual consolidated financial statements in the 2005 annual report of the Corporation, which consolidated financial statements and notes thereto are incorporated herein by reference.

Mining Agreements

Certain of the interests of the Corporation in the mineral properties of the Corporation are held through various agreements which are described in note 4 to the consolidated financial statements of the Corporation as set out in the 2005 annual report of the Corporation, which consolidated financial statements and notes thereto are incorporated herein by reference.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Disclosure regarding management's discussion and analysis of financial condition and results of operations is set out in the 2005 annual report of the Corporation, which disclosure is incorporated herein by reference.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements.

38.

Tabular Disclosure of Contractual Obligations

During the fourth quarter of 2004, the Corporation renewed its office and equipment leases resulting in operating lease commitments for these leases totaling $301,000 until January 2010 as follows:

Year	Payments due
2006	$74,000
2007	$74,000
2008	$75,000
2009	$77,000
2010	$2,000

The Corporation has made commitments in respect of its mineral properties that are required to keep the various properties in good standing as follows:

Year	Brodeur	TORNGAT	Abitibi	Atlanta - $US
2006	150,000 (1)	8,492	- (2)	210,000
2007	150,000	8,492	- (2)	70,000
2008	150,000	8,492	- (2)	70,000
2009	150,000	8,492	- (2)	20,000
2010 – 2011	-	-	-	20,000
2012 – 2015	-	-	-	10,000

(1) Paid to Helix Resources Inc. on January 8, 2006.  Payments are to be made annually until the production of 500,000 carats of diamonds or the termination of the existing claims purchase agreement with Helix.

(2) Annual rental payment has been assumed by Stellar.

The Corporation must incur expenditures of $3,500,000 by September 2008, on the Optioned Claims granted to the Corporation by Breakwater in 2003 to earn a 60% interest on the Optioned Claims.  Expenditures must be incurred as follows:

On or before	Exploration expenditures incurred $
2004	150,000
2005	350,000
2006	600,000
2007	1,000,000
2008	1,400,000

39.

To date, the Corporation has incurred almost $1,700,000 in expenditures at Abitibi in respect of the Abitibi property and Stellar has assumed up to $1,900,000 in expenditures on Abitibi, pursuant to the terms of the option agreement signed in July 2005. Expenditures exceeding minimum annual requirements incurred may be carried forward to following years and credited against future expenditure minimums. The Corporation can acquire an additional 10% interest by making a $100,000 cash payment to Breakwater. Within six months after the preparation of an independent positive feasibility study, the Corporation may acquire a further 10% interest in the property by making a $500,000 cash payment to Breakwater. Upon formation of a joint venture, expenditures will be shared between the Corporation and Breakwater in accordance with their respective ownership interest. If Breakwater’s interest in the joint venture is reduced to, or below, a 10% interest, then Breakwater’s interest in the joint venture will be deemed to be converted to a 1.5% net smelter return (NSR) royalty. The Corporation may purchase the 1.5% NSR royalty at any time for a cash payment of $1,500,000 to Breakwater.

The Corporation files assessment reports in respect of its Canadian mineral properties (i.e. Brodeur, Torngat, and Abitibi) that are required to keep the properties in good standing and to maintain the Corporation’s rights in such properties.  The Corporation may decide to allow certain non-productive claims or permits to lapse, and thereby lose some or all of its interest in such properties.  Currently, the Corporation incurred sufficient exploration expenditures, paid all relevant filing fees and has filed all relevant assessment reports with the relevant provincial and territorial governments to keep the number of Canadian mineral claims and permits in good standing as follows:

Mineral properties	Number of claims	In good standing until
TORNGAT diamond property	One P.E.M & 34 claims	July 2009
Brodeur diamond property	314 mining claims	May 2006
Atlanta Gold property	115 unpatented mining claims	August 2006
Abitibi gold property	125 mining claims	July 2006

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and officers of the Corporation

Name and Position

Term of Office

Hermann  Derbuch, P.Eng.

Chairman, President &

Chief Executive Officer

Since December 3, 1996

Alfred Powis, O.C.

Director

Since March 8, 1999

James K. Gray, O.C. *

Director

Since March 15, 2000

W. Warren Holmes * (1)

Director

Since January 13, 2005

40.

Cedric E. Ritchie, O.C. *

Director

Since July 15, 2003

Nobuo Nakazawa (2)

Director

Since April 12, 2006

Domenico Bertucci, CA

Chief Financial Officer

Since February 18, 2000

F. Paul Collins,

Secretary

Since March 15, 2001

* Members of the Audit Committee of the Board of Directors of the Corporation

 during 2005.

(1) Mr. Holmes resigned from the Board effective  the annual meeting of shareholders on April 12, 2006.

(2) Mr. Nakazawa was elected to the Board at the annual meeting of shareholders held on April 12, 2006.

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

James K. Gray, O.C., a director of the Corporation, has been engaged in the oil and natural gas exploration business in Western Canada for the past 45 years.  In 1973, Mr. Gray co-founded Canadian Hunter Exploration Ltd.  He’s the former Chairman of Canadian Hunter Exploration Ltd., one of the larger natural gas producers in Canada. Mr. Gray is also a director of Brookfield Asset Management Inc., Canadian National Railway Company, Phoenix Technology Income Fund and Phoenix Technology Services Inc.  Mr. Gray was awarded an Honourary Doctor of Laws degree in 1991 by the University of Calgary, a Citation for Citizenship by the Government of Canada in 1992, the Fellowship of Honour by YMCA, Canada and was appointed as an Officer of the Order of Canada in 1995.

Alfred Powis, a director of the Corporation, is a current director of Midlands Minerals Corporation, a former director of Inmet Mining Corporation, Denison Mines Limited, Sears Canada Inc. and Sun Life Assurance Company of Canada, a retired director of Canadian Imperial Bank of Commerce, a retired member of the president's advisory council of Ford Motor Company of Canada Limited and the board of trustees of Princess Margaret Hospital and the former chairman of the board of trustees of The Toronto Hospital.  Mr. Powis was appointed as an Officer of the Order of Canada in 1984.  In addition, Mr. Powis has received an award from the Mineral Economics and Management Society for outstanding contribution to mineral economics, and was made and honourary associate of The Conference Board of Canada in 1997.

Cedric Ritchie, a director of the Corporation, brings extensive national and international experience in the finance business to the Corporation. He is the former chairman of Scotia Bank and present chairman of the Business Development Bank of Canada.

Nobuo Nakazawa, who became a director of the Corporation on April 12, 2006, currently acts as a Senior Executive Advisor to Jipangu Inc. Mr. Nakazawa has had a distinguished career in financing including serving as President and Chief Executive Officer of Mitsubishi Securities Co., Ltd from 1999 until 2003 and Chairman of Kokusai Asset Management Co., Ltd from 2003 until his retirement in 2005.

W. Warren Holmes, a director of the Corporation until he resigned on April 12, 2006, has 40 years of mining industry experience including with Noranda Inc. (1964 – 1986) where he became Vice President and General Manager of Pamour Porcupine Mines Limited and Falconbridge Limited (1986 – 2002) where he became Senior Vice-President - Canadian Mining Operations.  Mr. Holmes is presently CEO of Nuinsco Resources Limited and is the past President of the Canadian Institute of Mining, Metallurgy & Petroleum (CIM). He is

41.

also a director of several companies and research organizations, and holds an engineering degree from Queens University and an MBA from the University of Western Ontario.

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

Employees

As of December 31, 2005, the Corporation had seven employees. Four employees reside in Canada and three employees reside in the United States. In November 2005, a senior employee became a full-time consultant at the Corporation’s Boise, Idaho office.

Compensation

Disclosure regarding the compensation paid by the Corporation and its subsidiaries to the directors and officers of the Corporation is set out in the management information circular dated March 13, 2006 of the Corporation, which disclosure is incorporated herein by reference.  In 2005, the aggregate compensation paid by the Corporation and its subsidiaries to the directors and officers of the Corporation as a group for services in all capacities was US$293,132 (2004 - US$179,066).

Options and Warrants

Certain of the directors and officers and employees who are not directors or officers of the Corporation have been granted options to purchase common shares of the Corporation at various prices under the share option plan of the Corporation. As at June 23, 2006, the following share options were outstanding:

	Number of	Exercise
Held by	Options	Price	Expiration Date
Directors and Officers	450,000	$0.60	January 21, 2007
	250,000	$0.63	February 12, 2007
	200,000	$0.51	May 17, 2007
	50,000	$0.40	February 5, 2008
	200,000	$0.35	August 19, 2008
	100,000	$0.39	November 13, 2008
	100,000	$0.28	November 24, 2009
	300,000	$0.22	February 11, 2010
	1,400,000	$0.19	February 13, 2011
	3,050,000
Employees & others who

42.

are not directors or officers	150,000	$0.14	September 28, 2006
	150,000	$0.60	January 21, 2007
	100,000	$0.45	January 17, 2008
	50,000	$0.40	January 29, 2008
	100,000	$0.35	August 21, 2008
	150,000	$0.39	November 13, 2008
	400,000	$0.285	November 24, 2009
	400,000	$0.22	February 11, 2010
	100,000	$0.18	June 30, 2010
	300,000	$0.19	February 13, 2011
	1.900,000
Total options outstanding	4,950,000

Share Ownership of Directors and Officers

As of June 23, 2006, the Corporation had 183,873,108 common shares outstanding and to the knowledge of the Corporation, the total amount of any class of the Corporation's voting securities owned by the officers and directors of the Corporation as a group is as follows:

	Identity of Person
Title of Class	or Group	Amount Owned	Percent of Class
Common shares	Officers and Directors	25,152,008 (1)	13.1%

(1) Includes 7,987,552 common shares which the officers and directors as a group have the right to acquire beneficial ownership pursuant to the exercise of stock options and common share purchase warrants.

The following table discloses on an individual basis the number of shares owned and options granted to directors and senior management of the Corporation.

Name	Number of shares owned	Options granted	Exercise price	Expiry dates
Hermann Derbuch	1,061,268	1,850,000	$0.19 to $0.63	21-Jan-07 to 13-Feb-11
James K. Gray	7,619,936	250,000 (2)	$0.19 to $0.60	21-Jan-07 to 13-Feb-11
Alfred Powis	1,455,754	250,000 (3)	$0.19 to $0.52	11-Feb-10 to 13-Feb-11
Cedric E. Ritchie	5,208,166	250,000 (4)	$0.19 to $0.35	19-Aug-08 to 13-Feb-11
Nobuo Nakazawa	-	-	-	-
W. Warren Holmes	1,583,332	- (5)	-	-
Domenico Bertucci	236,000	550,000	$0.19 to $0.60	21-Jan-07 to 13-Feb-11
F. Paul Collins	-	-	-	-

(2) Excludes warrants held by James K. Gray to purchase, in aggregate, 2,989,141 common shares. Of these warrants, 1,250,000 are exercisable at $0.24 per share until August 27,2006;  1,136,364 are exercisable at $0.24 per share until December 23, 2006, 463,888 are exercisable at $0.24 per share until July 28, 2007, and 138,889 are exercisable at $0.24 per share until September 15, 2007.        (3) Excludes warrants held by Mr. Powis to purchase 142,857 common shares exercisable at $0.45 per share until July 5, 2006.         (4) Excludes warrants held by Mr. Ritchie to purchase, in aggregate, 1,102,777 common shares. Of these warrants, 500,000 are exercisable at $0.24 per share until August 27, 2006, 463,888 are exercisable at $0.24 per share until July 28, 2007, and 138,889 are exercisable at $0.24 per share until September 15, 2007.                     (5) Following Mr. Holmes’ resignation from the Board on April 12, 2006, options to purchase 250,000 common shares of the Corporation were terminated effective May 12, 2006. Excludes warrants held by Mr. Holmes to purchase, in aggregate, 602,777 common shares. Of these warrants, 463,888 are exercisable at $0.24 per share until July 28, 2007, and 138,889 are exercisable at $0.24 per share until September 15, 2007.

43.

To the knowledge of the Corporation, there are no arrangements, the operation of which may at a subsequent date result in a change in control of the Corporation.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

To the knowledge of the Corporation, the Corporation is not directly or indirectly owned or controlled by a corporation or foreign government and no person is the owner of more than five per cent of any class of voting securities of the Corporation, except Jipangu Canada Inc., which owns 36,000,000 common shares of the Corporation (being approximately 19.6% of the number of common shares currently outstanding) and RAB Special Situations LP which owns 7,000,000 common shares (approximately 3.8%) and warrants to acquire an additional 7,000,000 common shares.

Robert Pendreigh, a former director of the Corporation entered into a consulting agreement with the Corporation to provide technical engineering expertise in respect of the Atlanta gold project. Total amount invoiced to the Corporation in 2005 was $41,705. In addition, during 2005, four directors of the Corporation purchased by way of private placement, 4,838,887 units and 387,777 flow through common shares in aggregate for aggregate proceeds to the Corporation of $720,800.  Each unit consisted of one common share and one half of one warrant. Each whole warrant entitles the holder to purchase an additional common share at an exercise price of $0.24 per share. As at December 31, 2005, the Corporation owed these four directors $734,312 arising from loans made by the directors to the Corporation and evidenced by promissory notes (“Notes”) bearing interest at 5% per annum and due on demand.  Interest of $14,733 was paid in 2005 to the directors in respect of the Notes. In February 2006, the Corporation settled $220,000 of principal amount of the Notes held by two of the directors by issuing 1,222,222 common shares in full satisfaction thereof.  Additional disclosure regarding the interest of management in certain transactions is set out in the management information circular dated March 13, 2006 of the Corporation, which disclosure is incorporated herein by reference.

ITEM 8.

FINANCIAL INFORMATION (also see ITEMS 3 and 19(a))

Legal Proceedings

(i)

In November 1999, the Corporation and Atlanta Gold Corporation of America, Inc., the wholly owned U.S. subsidiary of the Corporation (“Atlanta Gold”), were named as third party defendants in a lawsuit commenced by Monarch against Doe Run Resource Corporation (“Doe Run”) with respect to environmental liability on the Butler Ranch, which is adjacent to the Atlanta Property. In 2002, the Corporation obtained an order from the U.S. District Judge in Boise, Idaho, summarily dismissing the claims against the Company and Atlanta Gold. Doe Run appealed that order to the United States Court of Appeals for the Ninth Circuit and on April 10, 2006, the appeal was dismissed.

(ii)

On May 25, 2005, the Idaho Conservation League (“ICL”) filed a complaint alleging that Atlanta Gold was in violation of the United States Clean Water Act by allowing drainage from a historic underground mine adit to discharge into a local creek. The United States Environmental Protection Agency ("EPA") and the United States Forest Service ("USFS") have indicated satisfaction with the initiatives taken to date by Atlanta Gold, including commencement in May 2005 of the installation of water treatment facilities for this historic mine drainage. On December 8, 2005, an out-of court settlement on the complaint was approved by the federal district court which confirmed Atlanta Gold’s requirement to complete construction of the water treatment facilities by December 1 2005, and required Atlanta Gold to create a fund of US$25,000 to be used for additional environmental projects benefiting water quality in the area and to pay $6,000 towards ICL’s legal fees. In January 2006, the Corporation paid US$31,000 in respect of the environmental projects fund and the legal fees of ICL. While progress has been made towards installing two new ponds, ICL has concurred with Atlanta Gold’s assessment that bad weather will likely delay completing the water treatment facilities until spring 2006.

ITEM 9.

THE OFFER AND LISTING

44.

The table below summarizes the high and low trading prices of the common shares of the Corporation on the Toronto Stock Exchange for (a) each of the previous five financial years; (b) each of the eight quarterly periods within the past two financial years of the Corporation; and (c) each of the most recent six months:

Period	(In Canadian Dollars)
	High	Low
Financial year ended December 31, 2001	$0.660	$0.300
Financial year ended December 31, 2002	$0.820	$0.300
Financial year ended December 31, 2003	$0.490	$0.220
Quarter ended March 31, 2004	$0.395	$0.300
Quarter ended June 30, 2004	$0.375	$0.250
Quarter ended September 30, 2004	$0.280	$0.150
Quarter ended December 31, 2004	$0.325	$0.160
Quarter ended March 31, 2005	$0.215	$0.155
Quarter ended June 30, 2005	$0.185	$0.130
Quarter ended September 30, 2005	$0.155	$0.110
Quarter ended December 31, 2005	$0.135	$0.095
Month ended December 31, 2005	$0.120	$0.100
Month ended January 31, 2006	$0.225	$0.115
Month ended February 28, 2006	$0.210	$0.175
Month ended March 31, 2006	$0.190	$0.120
Month ended April 30, 2006	$0.175	$0.145
Month ended May 31, 2006	$0.165	$0.125

As at March 16, 2006 there were 13,240,424 common shares (7.2% of the outstanding common shares) of the Corporation held of record by 145 persons residing in the United States.

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

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital (See Consolidated Statement of  Shareholders’ Equity in ITEM 19(a))

B.

Articles of Continuance and By-laws

The Corporation was incorporated under the laws of the Province of British Columbia on March 6, 1995 as Atlanta Gold Corporation.  On April 3, 1997, Atlanta Gold Corporation acquired Voisey Bay Resources Inc. by means of a plan of arrangement and changed its name to Twin Gold Corporation.  By Certificate and Articles of Continuance dated March 15, 2000, the Corporation was continued under the laws of the Province of Ontario as Twin Mining Corporation.  The Corporation’s Articles of Continuance do not contain any limitations on the objects or purposes of the Corporation.

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

45.

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

Rights and Preferences of Shares

The authorized share capital of the Corporation consists of an unlimited number of common shares, an unlimited number of first preference shares (“First Preference Shares”) issuable in series and an unlimited number of second preference shares (“Second Preference Shares”) issuable in series.  As of June 23, 2006, the Corporation had 183,873,108 common shares, no First Preference Shares and no Second Preference Shares issued and outstanding.  Each common share of the Corporation entitles the holder to one vote at all meetings of shareholders of the Corporation, other than meetings at which only holders of another class or series of shares are entitled to vote.  Subject to the prior rights and privileges attaching to the First Preference Shares and the Second Preference Shares and the shares of any other class ranking senior to the common shares, holders of common shares are entitled to receive dividends in such amounts as and when declared by the Board of Directors.  In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the property and assets of the Corporation for the purpose of winding-up the affairs of the Corporation and subject to the prior rights of holders of First Preference Shares, Second Preference Shares and shares of any class ranking senior to the common shares, holders of common shares are entitled to receive the remaining property and assets of the Corporation.

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

46.

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

47.

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

The Investment Act provides for special review thresholds for WTO Investors and NAFTA Investors, who are essentially a natural or permanent resident of a World Trade Organization (“WTO”) or North American Free Trade Agreement (“NAFTA”) member, or an entity controlled by such persons. The United States is a member of the WTO and NAFTA. Under the Investment Act, as amended, an investment in the Corporation's common shares by a WTO Investor or a NAFTA Investor would be reviewable only if it was an investment to acquire control of the Corporation and the value of the assets of the Corporation was equal to or greater than a specified amount (the "Review Threshold"), which increases in stages. The Review Threshold is currently  $265 million , and is adjusted annually (calculated as prescribed in the Investment Act).

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

48.

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

In July 2005, the Corporation signed an option agreement with Stellar Pacific Ventures Inc. (“Stellar”) in respect of its 125 claims, whereby Stellar could earn a 51% joint venture interest in Abitibi by assuming the Corporation’s remaining commitment to Breakwater of $1,900,000 in respect of exploration expenditures on the 62 Optioned Claims and $25,000 in respect of annual payments on or before September 1, 2008. Stellar also agreed to fund a minimum $150,000 exploration program in late 2005 or early 2006 on the 63 Owned Claims.  If the option is exercised by Stellar, the Corporation will retain a 9% interest in the Optioned Claims and a 49% interest in the Owned Claims. In July 2005, the Corporation received $40,000 from Stellar in respect of a $15,000 signing fee and $25,000 for the 2005 annual rental payment due to Breakwater.

As at December 31, 2005, the Corporation has incurred, or optioned to Stellar, sufficient exploration expenditures, paid all relevant filing fees and has filed all relevant assessment reports with the Quebec Ministry of Natural Resources (“QMNR”) to maintain all of its remaining Abitibi mineral claims in good

49.

standing until September 1, 2007, assuming Stellar completes the expenditures necessary to exercise its option (copy of Stellar Agreement is indexed as 4.4 at the end of this report). On May 1, 2006, Stellar notified the Company that it would not be exercising the option.

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

50.

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

51.

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

52.

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

53.

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

A Holder who is a resident of the United States and realizes a capital gain on disposition of a common share that is taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or from an interest in, Canadian real property, including Canadian mineral resource properties, or (b) the Holder is an individual who (i) was a resident of Canada at any time within the ten years immediately preceding the disposition and was a resident of Canada for a total of 120 months during the 20 consecutive years preceding the disposition, and (ii) owned the common share or certain substituted properties when he ceased to be resident in Canada.

54.

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

The Corporation's Board of Directors has only one committee, the Audit Committee, which during 2005 was composed entirely of independent directors, being Cedric Ritchie, Robert Pendreigh, Alfred Powis and James Gray. On March 17, 2005, Mr. Holmes replaced Mr. Powis on the Audit Committee; on August 1, 2005, Mr. Pendreigh resigned as director of the Corporation. Mr. Holmes resigned as director of the Corporation on April 12, 2006, the Audit Committee currently is comprised of Messrs Gray, Powis and Ritchie. The Audit Committee has the responsibility of reviewing with the Corporation's external auditor all financial statements to be submitted to an annual meeting of the shareholders of the Corporation, prior to their consideration by the Board of Directors. The members of the Audit Committee do not receive any separate remuneration for acting as members of the committee. (Please see “Statement of Corporate Governance Practices” in the Management Information Circular dated March 13, 2006 indexed herein as ITEM 19(b)).

As of the end of the period covered by this report, the Corporation’s management (with the participation of its Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15

55.

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

ITEM 16.

A.

AUDIT COMMITTEE

During 2003, the Corporation adopted a formal charter for its Audit Committee, the text of which is set forth below. One of the Committee’s role is to recommend to the board of directors the choice of auditor to be nominated for appointment by the Corporation’s shareholders. The Committee has the authority to approve all audit engagement terms and fees. The Committee must pre-approve all non-audit and assurance services to be provided by the auditor. The auditor is required to report directly to the Audit Committee. On February 13, 2006, there was a meeting of the Audit Committee with the auditors present to discuss and, ultimately, recommend to the full Board of Directors to approve the 2005 audited consolidated financial statements.

Audit Committee Financial Expert

In 2005, the Board of Directors, after having reviewed the composition of its Audit Committee, has determined that Warren Holmes and Cedric E. Ritchie qualify as the committee’s financial expert in accordance with the audit committee financial expert requirements pursuant to the rules of the Securities Exchange Act of 1934, as amended (the “Securities Act”), as set by the Securities and Exchange Commission (“SEC”).

Composition of the Audit Committee and Relevant Education and Experience

During 2005, the Audit Committee consisted of Messrs. Gray, Holmes, Powis (until he resigned as a Committee member on March 31, 2005), Pendreigh (until he resigned as a director on August 1, 2005), Ritchie and Holmes. All members likely to be appointed to the 2006 Audit Committee are independent (pursuant to Rule 10A-3 of the “Securities Act”), and financially literate as evidenced by their background as follows:

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

W. Warren Holmes, a member of the Audit Committee, has 40 years of mining industry experience including with Noranda Inc. (1964 – 1986) where he became Vice President and General Manager of Pamour Porcupine Mines Limited and Falconbridge Limited (1986 – 2002) where he became Senior Vice-President - Canadian Mining Operations.  Mr. Holmes is presently CEO of Nuinsco Resources Limited and Co.. He is a Professional Engineer, and earned an MBA with Honours from the Ivey School of Business.

56.

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

57.

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

58.

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

B.

CODE OF ETHICS

In 2003, the Corporation adopted a Code of Conduct, including an Insider Trading Policy, applicable to all directors, officers, senior management and employees of the Corporation. The text of the Code of Conduct is available on our website, www.twinmining.com and at www.SEDAR.com.

This code promotes:

•

compliance with applicable laws and regulations;

•

the prevention of conflicts of interests;

•

the fact that proper attention be given to people and the environment;

•

the protection of the group’s assets;

•

fairness in financial reporting; and

•

internal controls.

C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pre-approved policies and procedures

The charter of the Board and its committees provides that the scope of audit services is to be pre-approved for each year. Any amendment to the list of audit services or any fees in excess of those that have been pre-approved (other than by reason of exchange rate variations) shall be pre-approved by the Audit Committee and the Board.

59.

Auditors shall confirm every year to the Audit Committee that the services pre-approved are in compliance with applicable rules and regulations relating to auditor’s independence.

The Corporation’s external auditors, PricewaterhouseCoopers LLP, billed the Corporation CD$37,500 for professional services rendered in connection with the 2005 financial year-end audit, an additional CD$31,000 for professional services rendered in connection with the 2005 interim financial reporting, CD$35,000 in connection with the 2004 financial year-end audit, and an additional CD$2,000 for professional services rendered in connection with the 2004 interim financial reporting.

Description of fees	2005 (Canadian $)	2004 (Canadian $)
Audit fees	35,000	35,000
Audit-related fees	31,000	2,000
Tax fees	-	-
All other fees	-	-

D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Corporation nor any “affiliated purchaser”, as defined in Rule 10b-18 (a) under the Act, made any purchase of the equity securities of the Corporation during the period covered by this report.

Part III

ITEM 17.

FINANCIAL STATEMENTS

Indexed herein at ITEM 19.

ITEM 18.

FINANCIAL STATEMENTS

The Corporation has responded to item 17 in lieu of responding to this Item.

60.

ITEM 19.

FINANCIAL STATEMENTS AND EXHIBITS

a)	Index to Financial Statements
The Management Discussion and Analysis of the Corporation is included in the 2005 Annual Report of the Corporation incorporated herein by reference.
Management's report on the consolidated financial statements.
Independent auditors’ report to the shareholders.
Consolidated balance sheets as at December 31, 2005 and December 31, 2004.
Consolidated statements of loss for the years ended December 31, 2005, December 31, 2004 and December 31, 2003.
Consolidated statements of cash flow for the years ended December 31, 2005, December 31, 2004 and December 31, 2003.
Consolidated statements of mineral properties for the years ended December 31, 2005, December 31, 2004 and December 31, 2003.
Consolidated statement of shareholders' equity for the years ended December 31, 2005, December 31, 2004 and December 31, 2003.
Notes to the consolidated financial statements.
b)	Index to Exhibits
Documents Incorporated by Reference
15(b).1	The 2005 Annual Report of the Corporation.
Item 4, Segmented Information, Note. 9 to the consolidated financial statements of the 2005 Annual Report of the Corporation
Item 5, Management's Discussion and Analysis of Financial Condition and Results of Operations, included in the 2005 Annual Report of the Corporation
Item 19(a), Index to Financial Statements, included in the 2005 Annual Report of the Corporation
15(b).2	Management information circular dated March 13, 2006 of the Corporation
Item 6, Directors, Senior Management and Employees, "Executive Compensation" is set in the management information circular.
Item 7, Related Party Transactions, "Interest of Management and Others in Material Transactions" set out in the management information circular.

61.

Exhibit Number	Description	# of Pages

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

4.3 ###	Proposed Letter Agreement with Stornoway Diamond Property in respect of entering into a formal Option and Joint Venture Agreement, dated July 28, 2004
12.1	Chief Executive Officer certification pursuant to Rule 13(a)–14 of the Securities Exchange Act of 1934.	1 page
12.2	Chief Financial Officer certification pursuant to Rule 13(a)–14 of the Securities Exchange Act of 1934.	1 page
13	Certification pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	1 page

*

Previously filed with 1999 Report on FORM 20-F.

#

Previously filed with 2002 Report on FORM 20-F.

##

Previously filed with 2003 Report on FORM 20-F.

###

Previously filed with 2004 Report on FORM 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TWIN MINING CORPORATION

DATE: July 13, 2006

/s/ Hermann Derbuch

HERMANN DERBUCH

CHAIRMAN, PRESIDENT &

CHIEF EXECUTIVE OFFICER

62.