Form 20-F/A
period 2006-03-30
TWIN MINING CORP
filed 2006-09-07
CIK 851064

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

Yes  [   ]

             No  [X]

1.

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  [   ]

             No  [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X ]

             No  [   ]

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

Item 18  [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  [   ]

             No  [X]

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

As of the end of the period covered by this report, the Corporation’s principal executive officer and principal financial officer conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures. Based on this evaluation, they have concluded that as of the end of the period covered by this report such disclosure controls and procedures were not effective due to certain material weaknesses as described more fully below.

As disclosed in note 12 to the annual consolidated financial statements for the year ended December 31, 2005, we have restated the annual consolidated financial statements for the years ended December 31, 2004 and 2003. One of these restatements related to the incorrect reporting of a material amount to the US GAAP

2.

income statement reconciliation, which led to the restatement of our US GAAP reconciliation for the year ended December 31, 2004.

We have consulted with our audit committee and Board of Directors and have undertaken remedial measures to enhance our disclosure controls.

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

DATE: September 7, 2006

/s/ Bill Baird

BILL BAIRD

INTERIM CEO

3.