Form 20-F
period 2006-12-31
TWIN MINING CORP
filed 2007-03-30
CIK 851064

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ]

Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[X]

Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

or

[   ]

Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from________________ to __________________

[   ]

Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report __________________

Commission file number 0-17791

Atlanta Gold Inc. (formerly Twin Mining Corporation)

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  As of December 31, 2006: 223,360,501 common shares. Effective March 22, 2007, the Corporation amended the Articles of the Corporation to consolidate the common shares of the Corporation on the basis of one consolidated common share for each fifteen pre-consolidation common shares and to change the name of the Corporation from Twin Mining Corporation to Atlanta Gold Inc.

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

Yes  [   ]

             No  [X]

In the Annual Report furnished in this Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. The noon rate of exchange reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars on March 28, 2007 was US$1.00 = Cdn$1.1587.   A table disclosing the high, low, year-end, and average exchange rates for the previous five fiscal years is located in ITEM 3 – Selected Financial Data.

THIS REPORT AND THE MATERIAL INCORPORATED BY REFERENCE HEREIN CONTAIN CERTAIN “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

All statements, other than statements of historical fact, are forward-looking statements.  The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “estimate”, “may”, “will”, “could” and similar expressions identify forward-looking statements.  These forward-looking statements include estimates, forecasts, and statements which are based on assumptions, estimates, analyses and opinions of management made in light of its expectations and its perceptions of trends, current conditions and expected developments, and are made with respect to, among other things, the size and quality of our mineral reserves and mineral resources, progress in the development of our mineral properties, capital and production costs, costs related to environmental protection, the ability to finance our projects and our financial results.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies which could cause actual results to differ materially from those projected in the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, the speculative nature of mineral exploration, development and mining, including inaccurate geological and metallurgical assumptions (including with respect to size, grade and recoverability of mineral reserves and resources), operating and technical difficulties, risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, unusual or unexpected formations, industrial accidents, pressures and cave-ins (and the risk of inadequate insurance or inability to obtain insurance to cover these risks), government action or delays in the receipt of governmental approvals, permits and licenses, changes in resource prices and fluctuations in currency exchange rates, the  Corporation’s limited financial resources and availability of financing alternatives, acquisitions or divestitures of assets and the successful selection and completion of business opportunities made available to us, contests to the title of our property and changes in general economic conditions or conditions in the financial markets.

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

3.

Part I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

Selected Financial Data

Set forth in the tables below are selected financial data with respect to the Corporation's financial condition and results of operations for the five most recent financial years ending on December 31. In Table 1, the selected financial data were derived from our consolidated financial statements which are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, which, for the purposes of these data, conform in all material respects to accounting principles generally accepted in the United States, except as indicated by reference to the U.S. GAAP Reconciliation information, indexed herein as ITEM 17 (the Corporation has responded to ITEM 8 in lieu of responding to this item) and by reference to "Management's Discussion and Analysis” in the annual report furnished pursuant to ITEM 17 hereof (and ITEM 19 (b)). Effective March 22, 2007, the Corporation amended the Articles of the Corporation to consolidate the common shares of the Corporation on the basis of one consolidated common share for each fifteen pre-consolidation common shares.

	Table 1 – Canadian GAAP (Canadian Dollars, In Thousands, except per share data)
FINANCIAL POSITION AS AT
DECEMBER 31	2006	2005	2004	2003	2002
	$	$	$	$	$
Cash (bank indebtedness)	1,685	2,953	1,896	720	1,651
Other current assets	484	332	595	536	227
Fixed assets	94	128	51	60	43
Mineral properties	36,147	38,373	34,592	30,466	25,688
Total assets	38,410	41,786	37,134	31,782	27,609

Current liabilities	2,049	3,545	2,463	3,118	769
Future income taxes	5,450	6,429	6,427	2,117	-
Share capital	67,742	63,027	57,230	47,743	47,931
Deficit	(36,831)	(31,215)	(28,986)	(21,196)	(21,091)
	38,410	41,786	37,134	31,782	27,609
STATEMENT OF LOSS FOR THE YEARS ENDED DECEMBER 31
Interest income	(37)	(5)	(2)	(23)	(24)
General and administrative expenses	1,693	993	1,200	1,037	882
(Gain)/loss from foreign exchange	(4)	(22)	(79)	(18)	(2)
Future income tax (recovery)	(932)	(237)	4,574	(922)	-
Mineral property costs written off	4,896	1,500	1,451	31	-
Loss, per Canadian GAAP	5,616	2,229	7,144	105	856
Weighted average number of common shares outstanding (in 000’s)	194,174	137,761	100,425	83,665	74,639
Loss per share, per Canadian GAAP	$0.029	$0.016	$0.071	$0.001	$0.011

4.

Number of common shares issued and subscribed (in 000’s)	223,361	180,984	132,364	89,921	80,079

In Table 2, the selected financial data is derived from note 11 to the consolidated financial statements, which provides a reconciliation to U.S. GAAP. The Corporation is in the exploration stage since it has not commenced commercial operations, and consequently the data disclosed herein may not be indicative of future financial position or results of operations. The statement of losses data in fiscal years 2002 to 2004, inclusive, have been restated (refer to note 11 to the consolidated financial statements).

	Table 2 – U.S. GAAP (Canadian Dollars, In Thousands, except per share data)
FINANCIAL POSITION AS AT
DECEMBER 31	2006	2005	2004	2003	2002
			(restated)	(restated)	(restated)
	$	$	$	$	$
Cash (bank indebtedness)	1,510	2,446	1,472	(452)	(1,330)
Restricted cash	175	507	424	1,172	2,981
Other current assets	484	332	595	536	227
Fixed assets	94	128	51	60	42
Mineral properties	8,680	6,767	4,503	3,940	3,800
Total assets	10,943	10,180	7,045	5,256	5,720

Current liabilities	2,049	3,545	2,462	3,118	769
Shareholders’ equity	8,894	6,635	4,583	2,138	4,951
	10,943	10,180	7,045	5,256	5,720
STATEMENT OF LOSS FOR THE YEARS ENDED DECEMBER 31
Loss, per Canadian. GAAP	5,616	2,229	7,144	105	856
Development and exploration costs	721	2,260	5,012	4,669	2,656
Reversal of mineral property costs written off	(4,896)	(1,500)	(1,451)	(31)	-
Income tax (provision) recovery	932	157	(4,574)	922	-
Loss, per U.S. GAAP	2,373	3,146	6,131	5,665	3,512
Loss per share, per U.S. GAAP	$0.012	$0.023	$0.061	$0.068	$0.047

The following table discloses certain high, low and average exchange rates for converting Canadian dollars into U.S. dollars for the five years ended December 31 and six most recent months in the last financial year:

Period	End of Period	Average	High	Low
Year ended December 31, 2002	0.639	0.640	0.659	0.620
Year ended December 31, 2003	0.756	0.759	0.771	0.639
Year ended December 31, 2004	0.828	0.769	0.849	0.744
Year ended December 31, 2005	0.860	0.826	0.868	0.790
Month ended July 31, 2006	0.883	0.886	0.897	0.878
Month ended August 31, 2006	0.905	0.895	0.905	0.889
Month ended September 30, 2006	0.895	0.896	0.905	0.893
Month ended October 31, 2006	0.894	0.886	0.894	0.878
Month ended November 30, 2006	0.873	0.876	0.885	0.872
Year ended December 31, 2006	0.858	0.881	0.908	0.856

5.

Risk Factors

Nature of Mineral Exploration and Mining

At the present time, the Corporation does not hold any interest in a mining property in production. The Corporation's viability and potential success lie in its ability to develop, exploit, and generate revenue out of mineral deposits.  The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which, even a combination of careful evaluation, experience, and knowledge may not eliminate.  While discovery of a mine may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that the current or proposed exploration programs on exploration properties in which the Corporation has an interest will result in a profitable commercial mining operation.

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

Year

High

Low

Average

Close

2002

349

278

310

347

2003

416

320

363

416

2004

454

375

418

437

2005

537

411

445

513

2006

726

521

601

636

Source:  www.kitco.com

(Historical London Fix)

6.

Permits and Licenses

The operations of the Corporation require licenses and permits from various governmental authorities.  The Corporation believes that it presently holds all necessary licenses and permits required to carry on with activities which it is currently conducting under applicable laws and regulations and the Corporation believes it is presently complying in all material respects with the terms of such licenses and permits.  However, such licenses and permits are subject to changes in regulations and in various operating circumstances.  Also, additional permits and licenses will be required as the development of a property progresses.  There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits required to carry out exploration, development, and mining operations at its projects, including those licences and permits necessary to commence mine construction at its Atlanta Gold property.

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

Financing Risks

The Corporation has limited financial resources and there is no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under applicable agreements.  The Corporation may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of its properties. Although the Corporation has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  The success and the pricing of any such financing will be dependent upon, among other things,  the prevailing market conditions at that time. With regard to the Atlanta Gold property, significant debt and / or equity financing will be required to construct the mine and related facilities and to acquire the necessary equipment. Any debt financing, if available, may involve financial covenants that limit the Corporation`s operations. There can be no assurance that sufficient financings will be obtained on a timely basis and on terms favourable to the Corporation. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

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

Environmental Regulations

The operations of the Corporation are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require

7.

the submission and approval of environmental impact assessments.  Environmental legislation is implementing stricter standards, and enforcement, fines and penalties for non-compliance.  Environmental assessments impose a higher standard of responsibility on companies and their directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

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

8.

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

Incorporation

The Corporation exists under the laws of the Province of Ontario, Canada and a majority of the Corporation's directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon the directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

ITEM 4.

INFORMATION ON THE COMPANY

History and development of the Company

Atlanta Gold Inc.  (the "Corporation") was incorporated under the laws of the Province of British Columbia under the name Atlanta Gold Corporation by memorandum of incorporation dated March 6, 1985. On April 3, 1997, Atlanta Gold Corporation acquired Voisey Bay Resources Inc. pursuant to a plan of arrangement effected under the Companies Act (British Columbia) and changed the name of Atlanta Gold Corporation to Twin Gold Corporation.  On March 15, 2000, the Corporation was continued under the Business Corporations Act (Ontario) and the name of the Corporation was changed from Twin Gold Corporation to Twin Mining

9.

Corporation.  Effective March 22, 2007, the name of the Corporation was changed to Atlanta Gold Inc. and the Corporation’s outstanding common shares were consolidated on the basis of one consolidated share for each fifteen pre-consolidated shares.

The registered and executive office of the Corporation is located at Suite 1250, 155 University Avenue, Toronto, Ontario M5H 3B7 (telephone: 416-777-0013).  The Corporation has two field offices in Idaho located at Suite D, 1509 Tyrell Lane, Boise, Idaho, 83706 and Suite C, 110 Rattlesnake Avenue, Mountain Home, Idaho, 83647. The Corporation also has a registered head office for the territory of Nunavut, Canada, located at the P.O. Box 1779, Building 1088C, Iqaluit, Nunavut, X0A 0H0.

The Corporation has two subsidiaries, Atlanta Gold Corporation (“Atlanta U.S.”) (a Nevada company) and Voisey Bay Resources Inc. ("Voisey Bay") (a British Columbia company), both of which are wholly-owned. Voisey Bay is currently inactive.

In March 2005, the Corporation transferred the Layuh gold property from Twin Gold Layuh Mining Corporation to the Corporation and wound down two companies, Twin Gold Cayman Corporation and Twin Gold Layuh Mining (Resources) Corporation ("Twin Gold Layuh") (each of which is a Cayman Islands company).

The Corporation is engaged in the exploration and development of mineral resource properties. The Corporation has various interests in four principal mineral resource properties: a 100% interest in the Atlanta gold property ("Atlanta") located in the State of Idaho, consisting of 35 patented and 120 unpatented mining claims; a 100% interest in the Torngat diamond property ("Torngat") located in the Province of Québec, consisting of one mining exploration permit and thirty four mining claims; a 100% interest in the Brodeur diamond property consisting of 67 mineral claims located on the Brodeur Peninsula of Baffin Island (“Brodeur”) covering approximately 151,415 acres (613 square kilometers); and the Abitibi Gold Property (“Abitibi”) located in eastern Québec, consisting of a right to earn a 60% interest in 62 mining claims and 100% interest in an additional 13 mining claims.  The Corporation also holds an 85% interest in the Layuh gold property, an 86,880-hectares property, located in Kalimantan, Indonesia. The Layuh property has been on a care and maintenance basis since 1999 and it was written off by the Corporation in 2004.

The Corporation`s intended objectives for 2007 are as follows:

Atlanta Gold Project:

•

Conduct surface and underground drilling programs to unveil the potential of numerous targets identified by historic mining activities

•

Complete a new NI 43-101 technical report to calculate reserves at prevailing gold and silver prices

•

Continue permitting activities and environmental improvements

Abitibi Gold Project:

•

Continued exploration by the Corporation or by joint venture partners on the Abitibi properties

Brodeur and Torngat Diamond Projects:

•

Pursue alternatives to unlock the value of Brodeur and Torngat

New Financing and New Projects:

•

Complete private placements to finance operations

•

Additions to complement engineering, environmental and financial management team

•

Complete at least one property or corporate acquisition

10.

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

Properties

Atlanta Gold Property, Idaho

The Corporation, through its wholly owned subsidiary Atlanta Gold Corporation (“AGC”), owns and leases a total of 33 patented lode claims, 3 patented mill site claims, 120 unpatented contiguous mining claims, and 1 unpatented mill site claim known as Atlanta Gold covering 1,891 acres near the town of Atlanta in Elmore County, Idaho, approximately 65 miles east-north-east of Boise, Idaho (“Atlanta”). Of the mining claims comprising Atlanta, three of the patented claims and 75 of the unpatented claims are beneficially owned by AGC and 32 of the patented claims and 43 of the unpatented claims are leased by AGC with terms extending to various dates up to 2015.  Since the acquisition by AGC of an interest in Atlanta in 1985, the Corporation has endeavoured to establish and expand estimated proven and probable reserves at Atlanta and to evaluate the feasibility of constructing and operating a mine at Atlanta.

On July 22, 1997, AGC and Canadian American Mining Company, LLC (“CAMC”) (formerly Quest International Resources Corporation) (“Quest”), entered into a joint venture agreement (the “Quest Agreement”) whereby AGC was appointed the operator of, and held an 80 per cent interest in Atlanta, with Quest holding the remaining 20% participating interest. Pursuant to the Quest Agreement, on December 13, 2002, CAMC transferred its 20% participating interest in the joint venture to AGC.

On February 2, 1999, Atlanta U.S. signed a Lease/Option to Purchase Agreement (“the Monarch Agreement”) with Monarch Greenback, LLC (“Monarch”) relating to Monarch’s surface and mineral rights to Atlanta. During the term of the ten-year lease, Atlanta U.S. has the option to purchase such surface and mineral rights for US$2 million. If this option is exercised, the existing minimum annual rental payments on such surface and mineral rights will be terminated and replaced by a net smelter return royalty of 0.5% of gold sales if the average realized gold price is US$365 per ounce or less, provided that the cumulative minimum annual rental payments made by Atlanta U.S. pursuant to the Monarch Agreement are credited against the obligation of Atlanta U.S. to make net smelter return royalty payments to Monarch. For each US$1 increase in the average realized gold price over US$365 per ounce, the net smelter return royalty will be increased by 0.01% to a maximum rate of 3.5%. The Corporation amended the minimum annual rental payment to Monarch in 1999, and again, in 2001, such that, commencing in 2001, the Corporation agreed to pay Monarch US$50,000 per year in minimum annual rental payments until 2008 and the option price to purchase such surface and mineral rights increased to US$2,875,000.

A net smelter return royalty is payable on production from Atlanta, subject to annual payments to the lessors as set forth below. These payments are required to keep the agreements in good standing. The advance royalty payments will be terminated if the option to purchase is exercised. During the year, after amending an option to purchase agreement with one of the lessors, the Corporation paid US$102,500 (2005 and 2004 - US$67,500) in minimum annual rental and advance royalty payments to the lessors.

Year ending December 31	Minimum annual Rental payments	Advance Royalty Payment
	US$	US$
2007	50,000	45,000
2008	50,000	50,000
2009	–	55,000
2010	–	49,500
2011	–	20,000
2012 to 2015	–	10,000

11.

Location Map

PRIMARY ACCESS ROUTE
21
384
327
268
269
207
Atlanta
ATLANTA PROJECT
BOISE
MOUNTAINS
Boise
84
IDAHO
MAP AREA
Coeur d'Alene
Boise
Twin Falls
Pocatello

0 5 10
MILES

BASE MAP: BOISE & HAILEY, ID
1:250,000 USGS QUADS

EXPLANATION

(21) STATE ROUTE

(268) USFS ROAD

REFERENCE		
DESIGNED	ENG	1/31/05
DRAWN	efg	1/31/05
CHECKED		
APPROVED		

REVISIONS No.	DESCRIPTION	DATE

FIGURE 2

ATLANTA GOLD

ATLANTA GOLD PROJECT
TRANSPORTION PLAN

PRIMARY ACCESS ROUTE MAP

PREPARED BY: SRK Consulting

SCALE: SCALE AS SHOWN

REVISION: A

JOB NO: 148801-TP

DWG NAME: 148801-TP-2

Completion of the Feasibility Study – 2004

In the fourth quarter of 2004, Behre Dolbear delivered a positive full Feasibility Study on Atlanta. This study concluded that, at then prevailing (+ US$425 per ounce) or lower gold prices, an economically mineable gold deposit was identified and confirmed at Atlanta. At a gold price of US$375, Atlanta has an Internal Rate of Return (“IRR”) of 24.62 percent and a Net Present Value (“NPV”) of $15.9 million at a discount rate of 10 percent. Projected Life-of Mine capital expenditures total US$37.977 million. The operation, which is anticipated by the Feasibility Study to have a life of six or more years will employ conventional open pit mining of two ore bodies, the Monarch and Idaho, followed by three-stage crushing, heap leaching and processing through an adsorption-desorption-refining (“ADR”) carbon plant.

12.

The projected total cash cost per equivalent ounce of gold is US$187.90 per ounce (see Table 1) and the total production cost, including depreciation, depletion and the mine fleet leasing cost is US$288.00 per ounce.

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

13.

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

Table 4 Parameters used for pit optimization
Item	Parameter
Gold Price ($/troy ounce)	350.00
Silver Price ($/troy ounce)	6.00
Refining & Transportation ($/troy ounce)	3.00
Royalty (NSR)	2.5%
Mining (ore & waste $/ton)	1.00
Feeding Crusher with Loader ($/ton)	0.15
Crushing ($/ton)	0.92
Stacking ($/ton)	0.15
Heap Leach Processing ($/ton)	1.66
General & Administrative ($/ton)	1.12
Interramp Pit Slope (degrees)	50
Gold Recovery	Variable*
Silver Recovery	45%
Allowance for property, sales and use taxes $ per ounce	3.75

* Gold recoveries are entered into each block of the model, and range from a low of 44% for the refractory sulfide material to a high of 80% for the clean oxide material. The overall average is approximately 64%.

The mineable proven and probable reserves for Atlanta are calculated at a gold price of US$350 per ounce and a silver price of US$6.00 per ounce. The mineable reserves total 13.669 million tons of ore grading 0.0601 ounces of gold per ton, which, with a weighted recovery of 64.0 percent, yields 525,000 ounces of recoverable (salable) gold.

Table 5 Proven and Probable Reserves – Atlanta Project
Ore body	Tons (000’s)	Diluted Au grade - oz/t	Ag grade - oz/t	Recoverable Au grade - oz/t	Equivalent Recoverable Au grade - oz/t
Monarch Pit
Proven	7,023	0.0732	0.2306	0.0463	0.0481
Probable	977	0.0664	0.2062	0.0421	0.0437
Total	8,000	0.0724	0.2276	0.0458	0.0475
Idaho Pit
Proven	5,002	0.0421	0.0766	0.0280	0.0286

14.

Probable	667	0.0467	0.0654	0.0279	0.0284
Total	5,669	0.0426	0.0753	0.0280	0.0286
Total Atlanta
Proven	12,025	0.0603	0.1665	0.0387	0.0400
Probable	1,644	0.0584	0.1491	0.0363	0.0375
Total	13,669	0.0601	0.1644	0.0384	0.0397

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

The Feasibility Study contemplates that Atlanta will do its own mining with a fleet of reconditioned, conventional, Caterpillar-manufactured mining equipment. The equipment will be leased from and maintained by an independent contractor. Ore will be hauled to a stockpile ahead of the primary crusher for eight months of the year (May through December); waste will be mined all year. The crusher will be fed by a front-end loader.

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

The Life-of-Mine schedule used in the Feasibility Study is set forth below and was prepared based on information available and estimates of the time required to achieve production  as of November 2004.

Table 6 Life-of Mine Schedule
Item	2007 Nov-Dec	2008	2009	2010	2011	2012	2013	Totals
Tons of Waste Mined (k tons)	1,972	12,135	12,116	10,439	7,742	2,153	-	46,287
Tons of Ore Mined (k tons)	672	2,596	2,464	2,464	2,464	2,464	545	13,669
Stripping Ratio	2.93	4.67	4.92	4.24	3.03	0.72	-
Recovered Gold Grade (opt)	0.0467	0.0496	0.0386	0.0483	0.0281	0.0257	0.0340	0.0384
Recovered Gold Placed on Heaps (oz)	31,382	128,632	95,110	119,011	69,238	63,325	18,530	525,229

15.

Gold Sold (ozs)	6,280	102,420	116,280	111,700	84,100	65,100	39,349	525,229
True Silver Grade Mined (ounces)	0.2738	0.2663	0.2241	0.1500	0.0979	0.0736	0.1080	0.167
Silver Recovery (%)	50	50	50	50	50	50	50
Recovered Silver Placed on Heaps (ozs)	91,997	345,656	276,091	184,800	120,613	90,675	31,050	1,140,883
Silver Sold (ozs)	17,480	342,000	271,700	185,250	123,500	95,950	47,959	1,083,839

Processing

The Feasibility Study contemplates that Atlanta ore will be crushed through a three-stage crushing circuit and agglomerated with cement and cyanide solution in an agglomeration drum prior to placement on the leach pads. The crushed ore will be crushed to a nominal 80 percent passing 3/8-inch size. The cement is added for agglomerate stability as well as pH control. The agglomerated ore will be placed on the heap leach pads with a conveyor system to maintain good permeability. The initial production will be placed on the Ridge heap leach pad, which will be partially completed and enable gold production to commence at an earlier date while the remainder of the pad is under construction. Leaching operations will continue year around although mining, crushing, and ore emplacement on the pad will be conducted for eight months of the most seasonably amenable portion of the year (May through December). The extra leach time allowed by this placement and leaching schedule will give an increased extraction of gold and silver from the slower leaching components of the ore.

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

Heap Leach Facility

The site is located in steep topography, with no flat ground for simple leach pad siting. AGC plans to construct a leach pad by major earthworks, cutting the ridge south of the Monarch and Idaho Pits, to develop a pad with 14 million tons total capacity. Crushing and placement of ore on the Ridge Pad is contingent on operating permits being issued by the US Forest Service. The Phase 1 Ridge Pad with a capacity of 3.0 million tons is expected to be the first pad ready for loading and leaching. In general, construction is seasonal and weather dependent.  It will take approximately one month after stacking has commenced to produce the first gold bar.

16.

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

Approximately 115 acres of patented and unpatented claims are held by others. However, these claims are remote from the main mineralized Atlanta zone. All proposed facilities have been located on mineral claims owned or leased by the Corporation.

The Corporation’s holdings comprise patented, unpatented, lode, and millsite claims, which are either leased or owned by the Corporation. The total area of the property is 1,994 acres, consisting of 157 contiguous and, in some cases, overlapping claims (Table 7).

Table 7 Claims Held
Number of Claims	Classification	Total Area (acres)
33	Patented claims with surface rights	355
3	Patented millsites	14
120	Unpatented lode claims	1,620
1	Unpatented millsite	5

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

In June 2005, additional claims were also filed with the Idaho Water Board for the historic water rights sourced in upper Decker Creek valley.

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

17.

Operating Costs

Average operating costs for the life of the mine contemplated by the Feasibility Study total US$6.92 per ton of ore, based on the stripping ratio of 3.39 to 1. (Table 9).

Table 9 Operating Costs (per ton)
Item	US$ per Ton
Mining Ore and Waste* (Avg.-Life-of-Mine)	0.68*
Feeding Crusher with Front End Loader*	0.15*
Crushing Ore	0.92
Stacking Ore	0.15
Heap Leach Processing	1.66
General and Administrative (Avg.)	1.05
Total Cost per Ton of Ore at stripping ratio of 3.39:1	6.92

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

Environmental Impact Statement (“EIS”)

18.

An Environmental Impact Statement (EIS) was initiated by the U.S. Forest Service in 2005.  The “third-party” EIS contractor, TetraTech, Inc., commenced the formal public scoping process at that time.  Subsequent to the EIS startup, a decision was made to place the environmental analysis on hold due to funding limitations faced by the Corporation.  During that period to present, AGC continued to optimize project design and to conduct additional environmental baseline studies.

Mine Construction:

This hiatus gave the Corporation the opportunity to lay the groundwork for future production. With the innovative engineering design and sequencing of Atlanta’s Monarch and Idaho open pits, it is believed that substantial economic benefits can be achieved. This design allows the extension of construction over several years while production performs at design capacity of 100,000 ounces of gold per year. The current development strategy for the Atlanta project is as follows:

•

Relocation of most buildings to private land at the Yuba/Decker (“Y/D”) junction. This includes the man camp, freight delivery yard, power plant, process plant, assay laboratory, warehouse, and office. This layout will allow an earlier, phased construction timetable for all these facilities, significantly reducing the on-site manpower requirements.

•

Design of the main power line and fuel and water supply pipe lines on a private land corridor from the Y/D junction east, uphill to the site of the future Idaho Pit. This will allow completion of these lines in advance of heap leach start-up, with reduced on-site construction manpower.  This will also allow delivery of diesel fuel for the mine fleet and power for the crushing plant, at significantly reduced costs.

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

EIS Permitting:

Permitting cost increases were significant in early 2005, caused by two factors.  First, certain critical data was not assembled during the primary baseline studies program in 2003, requiring urgent and costly field work by consultants.  Second, the high priority given to achieving an early construction start date was costing significantly, as attempting to eliminate the risk of any delay required engineering and other data in excessive detail. At mid-year, the Corporation presented to U.S. Forest Services (USFS) a number of project design studies and revisions aimed at advancing the EIS and improving project economics, including:

1.

Adoption of the extended Ridge Pad; elimination of the Valley Pad.

2.

Expansion of Quartz Gulch waste rock dump by 7 million tons.

3.

Defense of the necessity for Pettit waste rock dump.

4.

Deferral of phases 2,3,4 pad construction until Year 2,3,4 of operations.

5.

Significant reduction in construction crew requirements.

6.

Claims filed for water rights sourced in upper Decker Creek valley.

7.

Addition of 2 fresh water reservoirs, to ensure water during dry months.

8.

Provision of a fire water supply, to protect against forest fires.

9.

Adoption of active water treatment facilities for arsenic removal.

10.

Proposed design of Land Application Dispersion (“LAD”) mainly for elimination of excess snowmelt water.

11.

Relocated secure storage yard for freight trailers to patented claim at Y/D junction.

12.

Delivery of a “frozen” site plan for EIS permitting by July 8th, 2005.

19.

During the third quarter of 2005, although cash flow constraints reduced the pace of EIS activity by third-party consultants, the Corporation continued additional optimization of the project layout and design and made presentations to USFS resulting in the following revisions being agreed to:

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

Location

AGC, a wholly-owned subsidiary of the Corporation, has a 100% interest in the Atlanta gold property which comprises 1,891 acres and is located 65 miles east of Boise, in Elmore County, Idaho (“Atlanta”). A long history of mining makes the region very suitable for the development of mining projects. The Atlanta district is an important historic mining district and the Atlanta property has been the site of mining activity for approximately 150 years.  Most of the historic mining used underground cut and fill methods, and focused on high grade narrow veins.  The cut-off grade for most of the old mining was 0.5 ounces gold per ton.  The Corporation has maps and data from much of the historic mining, which will guide the targeting of exploration drilling.

Regional infrastructure is excellent to support a future mining operation with available power, water and year round road access nearby. Historically, Elmore County has been both supportive and dependent upon development of natural resources.  AGC has established an administrative office in Mountain Home, the county seat of Elmore County. As the Atlanta Gold project develops, AGC also plans to site additional support facilities, become a significant employer and taxpayer in Elmore County and provide economic opportunities to the community.   These advantages further reinforce the quality of this asset.

As the Atlanta project continues to develop, it will rehabilitate many years of environmental damage created by historic mining as part of its overall mine reclamation plan.

Environmental Improvements

In early 2005, the Corporation approached the U.S. Environmental Protection Agency (“EPA”) and proposed a program of environmental improvements in the Atlanta area.  Most of the proposed improvements were focused on clean up and water treatment of historic mine drainage.  Since that initial meeting with EPA, significant progress has been made. The water discharge from the historic 900 Adit now flows through a Water Treatment Facility (“WTF”) approved by the U.S. Forest Service (“USFS”), EPA, and the Idaho Department of Environmental Quality (“Idaho DEQ”).  To December 31, 2006, the Corporation has incurred in excess of US$700,000 in capital and operating costs for the WTF which removes over 90% of the arsenic from the discharge. The treated water meets or exceeds water quality targets set by the agencies.

Several other historic adits have water discharges that are targeted for treatment during 2007.  These adit discharges have much lower concentration of pollutants than the 900 Adit. AGC believes the technology identified for the 900 Adit will be applied successfully to such discharges, at lower cost.

Other targets have been identified for environmental improvements during 2007.  Several years ago, a major forest fire raced across the Atlanta site, and burned the historic Telache mill building to the ground.  A preliminary inspection of the building site by Idaho DEQ and the USFS has identified several hazards that

20.

require clean up during the 2007 construction season.  Although this mill was not created or ever used by AGC, AGC is willing to provide engineering, manpower and other services to assist in the clean-up efforts.

Finally, during 2007, a significant program has been proposed to the USFS aimed at reclamation of disturbed areas within the AGC proposed project area.  The exploration and development phase of the Atlanta Gold project now extends back over 15 years.  Over that time, access roads have been constructed, for drill sites, monitoring wells, geotechnical boreholes, and other needs.  The reclamation of these areas requires topsoil to support successful re-vegetation.  Because Atlanta Mountain is made of biotite granodiorite rock, there is little if any topsoil naturally present.  In cooperation with Idaho DEQ, the Corporation has proposed to assist with the development of a pilot-scale composting system in 2007, which would provide the topsoil for reclamation of existing areas of disturbance.

The Corporation is committed to minimizing the environmental impact of our exploration and development activities. As evident in the plans for a composting system, conservation and recycling of resources are central to our reclamation plans.

Reserves and Resources

Based on the bankable feasibility study (the “Feasibility Study”) completed in November 2004 by Behre, Dolbear & Company Inc. (“Behre Dolbear”), which is compliant with National Instrument 43-101, the Atlanta Gold Mine has 525,229 proven / probable ounces of gold and 1,083,889 ounces of silver and it will produce an average of 95,496 ounces of gold and 197,062 ounces of silver per year over its initial 5.5-year mine life. It should be noted that approximately 90% of the mineral reserves are proven (12,399,000 tonnes @ 2.1 grams of gold per tonne and 5.6 grams of silver per tonne). There are already 240,000 ounces of inferred resources at a grade of 10.3 grams of gold per tonne identified in the underground section of the deposit.

Technical Parameters Based on the Original Mine Plan in the Feasibility Study

Based on the Feasibility Study, the Atlanta project is anticipated to have a life span of 5.5 years. The Feasibility Study contemplates an open pit mine with a 27,000 ton per day low cost open-pit / heap-leach operation, expected to produce 100,000 ounces of gold and 200,000 ounces of silver per year. It will employ conventional open pit mining of two ore bodies, the Monarch and Idaho, followed by three-stage crushing, heap leaching and processing through an adsorption-desorption-refining (ADR) carbon plant.

Economic Parameters in the Feasibility Study

The Base Case in the Feasibility Study uses gold and silver prices of US$375 and US$6 per ounce respectively and a projected total cash production cost of approximately US$188 per ounce.

Economic Parameters in the 2006 Financial Model

The new financial model reflects updated capital and operating costs and tax provisions completed in 2006 by the Corporation’s in-house team together with independent geological, engineering and financial advisors. This model uses gold and silver prices of US$550 and US$12 per ounce respectively and a projected total cash production cost of approximately US$245 per ounce. This new model suggests that a significant improvement in the economic potential of the Atlanta project is indeed possible.

In addition, the economic parameters in the 2006 financial model only include gold contained in a pit designed using a US$375 per ounce gold price and a $6 per ounce silver price, but not through the conversion of “low-grade” blocks located within the design pit shells which may be upgraded to economic ore reserves due to the higher gold price. No deepening of the Monarch and Idaho pits is involved, because the density of drilling at depth below pit bottom is currently inadequate for the inferred mineralization to be upgraded to reserves.

The Feasibility Study states “Behre Dolbear believes that the ultimate mineable ore reserves could grow to 1.5 million ounces contained or approximately 1.0 million ounces of recoverable gold.”  The deposit remains open at depth and other surface targets have been identified. The Corporation plans to aggressively explore the

21.

mineralized zones at Atlanta in 2007 to evaluate the potential for additional reserves.  Higher gold and silver prices are expected to aid these efforts.

2006 Achievements

Despite the delays in securing financing, AGC achieved the following in 2006:

The EPA acknowledged receipt of AGC’s Application for the National Pollutant Discharge Elimination System (“NPDES”) Permit for historic mine discharges at Atlanta. The EPA declared the application as being complete and the Permit Number ID-002828-2 was assigned.

After a difficult winter during which construction was hindered by snow, the WTF at the historic 900 Adit began operations with one pond. Engineering revisions requested by USFS and Idaho DEQ were made for the WTF.  Construction of the second treatment pond was completed by the end of November 2006.

For the fourth time, the Atlanta access road washed out during the spring snowmelt and this highlighted the need for a better access route prior to commencement of mining operations.

In-house staff and consultants prepared a new Supplementary Plan of Operations (“SPOO”) which incorporated numerous revisions to the plans for Atlanta.  Many of the revisions proposed environmental improvements, which reduced the footprint of the project.  Construction of major project facilities, the open pits and the heap leach, were scheduled to occur in phases, to reduce initial environmental impacts and initial capital costs. AGC proposed phased construction of leach pads with concurrent reclamation during the operating mine life.  After presentation of the new SPOO to USFS in May, a series of public meetings were held to outline the new plans and answer questions. Each agency evaluated its specific data needs related to the new SPOO.

Environmental baseline field studies were completed to develop baseline coverage for areas not previously included in the Atlanta project.  These included the Upper Yuba Decker Creek area where the project water supply is now proposed, and the area above the man-camp where the main on-site road is proposed.

A property-wide, high-definition survey using LiDAR technology was undertaken in June, and the resulting survey data was received in July 2006.  This work enabled detailed engineering of project facilities to proceed, starting with man-camp and process layouts.

In June and July, in-house staff and consultants focused on an update of the projected capital and operating costs and tax provisions in the 2004 Feasibility Study.  Since the projected cost increases from November 2004 to July 2006 were minimal relative to the increase in gold and silver prices during the same period, the update indicated that Atlanta has the potential to generate an attractive rate of return.

In late August, a list of outstanding agency requirements was prepared.  These requirements included geotechnical studies for pit slope stability, water supply, heap rinse-to-closure, long-term water treatment, composting, diesel storage, and man-camp needs.  Plans were advanced to begin studies on pit slope stability before winter. Pit slope stability studies initiated in November identified a critical need for detailed open pit engineering design work.  Legal work resumed on renewing prior mining water rights.

In late 2006, the Corporation focused on preparation of an Alternate Development Plan for Atlanta which considers a combined underground exploration and open-pit mining heap-leach operation.  An underground exploration program is a key component of this Plan which was presented at the Corporation’s technical review meeting held in December 2006.

Objectives for the Atlanta Gold Project in 2007

In recognition of the much improved gold and silver prices which prevailed throughout 2006 and the potential to expand reserves and resources at Atlanta, the 2007 objectives for this project include the following:

22.

•

Conduct surface and underground drilling programs to unveil the potential of numerous targets identified by historic mining activities

•

Complete a new NI 43-101 technical report to calculate reserves at prevailing gold and silver prices

•

Continue permitting activities and environmental improvements

•

Additions to complement engineering, environmental and financial management team

Permit Process Overview and Status

The Atlanta project requires that environmental permits and approvals be obtained from a number of federal and state agencies. The environmental issues associated with such permits and approvals include water quality, air quality, endangered species protection, alteration of natural wetlands and stream channels, discharge waters, land use, transportation systems and routes, reclamation, closure and long-term water treatment.

While permitting of Atlanta has been the Corporation’s primary focus since January 2005, as noted previously in this document, the Corporation has experienced interruptions in funding and unanticipated delays in the permitting process which have changed the project schedule. However, these delays allowed the AGC staff to make several significant enhancements to the design and development of the project.

Based on the proposed new mine plan (the 2006 SPOO) and meetings with the federal and state agencies, the Corporation anticipates that the EIS will be completed in mid 2009.  The environmental permits required to begin construction of the Atlanta project would be issued in late 2009, which would allow initial gold production to commence in early 2010.

Permits and approvals for Atlanta are obtained in a staged process.  Stage 1 is in the National Environmental Policy Act, or “NEPA” analysis.  For a project with the scope of Atlanta, NEPA requires that an Environmental Impact Statement (“EIS”) be prepared.  Much of the Atlanta site is on land controlled by the USFS which is therefore the lead agency.

Permitting Achievements

In 2003, an Initial Plan of Operations (“IPOO”) was submitted to the USFS. After public comment on the IPOO, Atlanta Gold contracted additional feasibility analyses for the project in 2004. In November 2004, Behre Dolbear completed a bankable Feasibility Study, which is compliant with National Instrument 43-101.

In March 2005, a Supplemental Plan of Operations (“SPOO”) was submitted to, and accepted by, the USFS, allowing the EIS process to move forward.

In February 2006, AGC signed a Memorandum of Understanding (“MOU”) with the USFS, which allows the completion of the EIS process, which is a prerequisite to obtaining a mine construction permit and ultimately the building of the Atlanta Gold Mine. The MOU outlines the procedures and responsibilities of the USFS and the Corporation for the preparation of the EIS.

In April 2006, AGC completed the Application for the National Pollutant Discharge Elimination System (“NPDES”) Permit for historic mine discharges at Atlanta and the EPA assigned permit number ID-002828-2 to the Corporation.

In May 2006, a Revised Supplemental Plan of Operations (“SPOO”) was submitted to, and accepted by, the USFS.  This revision incorporated many environmental improvements that were suggested during EIS permitting meetings throughout 2005 and the first quarter of 2006.

Future Permitting Activities

Submission of applications and receipt of permits and approvals are subject to, among other things, the availability of financing. Some of these permits will require financial commitments (e.g. reclamation bonds) and representations and warranties from the Corporation and AGC.

23.

Environmental Baseline Studies.  The baseline studies are reports from extensive field studies made during the years 2003 – 2006.  Certain studies are also planned for 2007. Technical Reports on these baseline studies will be issued in early 2007.

Plans of Study.  When the agencies recommence work on the Atlanta project, they will develop Plans of Study that address all concerns which relate to the potential impacts of the project.  These plans of study will be issued in mid 2007.

Alternatives.  Under NEPA, the agencies are required to consider reasonable alternatives to the proposal made by the Corporation for development of the project.  A listing of alternatives will be issued in late 2007.

Technical Analyses.  The Baseline Studies, Plans of Study, and Alternatives will be subjected to Technical Analyses by all agencies involved.

Draft Environmental Impact Statement.  The conclusions of the agencies will be reported in the Draft EIS, which will be published and issued for public review.  This is expected in or about the third quarter of 2008.

Analysis and Response to Public Comments.  All of the agencies will consider the public comments to the Draft EIS.  Responses will be prepared by in-house staff, consultants, and the agencies.

Final Mining Plan of Operations.  Based upon the considerations of the public comments and agency responses, the Corporation will prepare a Final Mining Plan of Operations, for the Final EIS.

Final Environmental Impact Statement.  Revisions to the Draft EIS will result from the analysis and response process.  These revisions and the Final Mining Plan of Operations are incorporated into the Final EIS.  The Final EIS is expected to be published in early 2009.

Record of Decision (ROD).  It is anticipated that the USFS will issue the ROD concurrent with the FEIS, approving the development of the Atlanta Gold project, as detailed in the Final EIS.  The USFS will also clarify bonding amounts and bonding schedules, to be paid by AGC.

Appeal Period.  The FEIS and ROD may be appealed by parties who oppose the project. Such an appeal would be heard by the Forest Supervisor. Legal actions can also be filed against agencies issuing the EIS and permits.

Permits:

The NEPA process is not a permit.  It is a technical process and analysis which is mandatory before the actual permits become effective.  The following permits will be issued after the NEPA and EIS, and various Federal and State evaluations, are completed.

Air Quality Permit.  This permit is required for construction before actual mining operations begin.  It will be issued by the Idaho DEQ).  The EIS analysis will demonstrate full compliance with all applicable air quality regulations.

Reclamation Plan.  This permit will be issued by Idaho Department of Lands (“IDL”).  The draft EIS will include the draft reclamation plan for public comment and this is also required by the USFS. When the USFS then issues the Final EIS and Record of Decision, the final reclamation plan that meets the Department of Land’s permitting needs will be included.  The USFS and IDL will include bonding for reclamation of disturbed lands.  IDL also hold the bonding for the cyanidation permit.

Cyanidation Permit.  This permit will be issued by IDEQ.  The Idaho State Cyanidation Permit is based on new regulations.  These regulations establish rigorous timeframes for permit issuance, once a complete permit application is submitted. AGC is already working with IDEQ staff on the application requirements.

24.

Land Application Disposal Permit.  It is likely, though not yet confirmed, that a Land Application Disposal (LAD) system will be utilized for water management at the mine site.  This permit will be issued by IDEQ, concurrent with the Cyanidation Permit.

NPDES Permit.  If surface water discharges from the site constitute a “new source” under the Clean Water Act, a new source National Pollutant Discharge Elimination System (NPDES) permit will be required. EPA is evaluating the 2006 SPOO to determine if there is a new source permit requirement.

Clean Water Act Section 404.  At the federal level, the other significant permit is the Clean Water Act Section 404 permit issued by the U.S. Army Corps of Engineers (“Corps”) for wetlands disturbance. The Corps has participated throughout the NEPA process to date. The Corps has proposed to issue the public notice for the 404 permit concurrent with the draft EIS to provide the public with the opportunity to comment. Consequently, there is no reason to expect that the final permit will not be issued prior to construction start.

USFS Road Use Permit.  The Road Use Permit is based upon analyses of the proposed Transportation Plan that is a key part of the EIS, managed by the USFS.  The permit will be issued after the ROD.

Building Construction Permits.  There will be a number of construction permits required for individual buildings that are proposed for the mining project.  These will be issued by Elmore County.

Domestic Water and Septic Permits.  Some of the facilities will require water and septic permits. These will be issued by Elmore County.

Overall, the approach that AGC has taken for the National Environmental Policy Act (“NEPA”) analysis will allow for all related permits to follow shortly after the Final EIS and Record of Decision. From the beginning of the project, AGC has coordinated / synchronized the permitting and review responsibilities for the project with each of the federal and state agencies. This is intended to ensure that the Final EIS also meets all of the analysis requirements for the permits.

In summary, the primary “driver” for the schedule is the NEPA process. The time required to issue the draft and final EIS will be the determining factors in establishing when mine construction can begin.

Abitibi Gold Property, Eastern  Québec

In view of the positive market developments for gold, the Corporation decided early in 2003 to build on the base provided by the Atlanta Gold project and expand its portfolio of gold projects. Considering the lead times from exploration to production, the Corporation decided to acquire strategically located gold properties in historically productive gold districts in North America.

25.

Location Map

675000
676000
677000
678000
5345000
5344000
5343000
5.67g Au/t (check @ 3.83)
1.5m
TMN2005-02
TMN2005-01
TMN2005-03
Diabase Dyke
Highway No. 117
Tonalite Zone
TMN-06-04
(discovery hole)
1.34 g/t Au
.44 m
3.15 g/t Au
.80 m
Cadillac - Larder Lake Fault
Base Line 0+00
East - West Trending
Cadillac Deformation Corridor
TMN-06-02
TMN-06-03
TMN-06-01
1.13 g/t Au
.77 m
3.3 g/t Au
4.7 m
TMN-03-19
30.75 Au g/t
.6 metres
7.27 g/t Au
.31 m
2.17 g/t Au
1.96 m
1.51 g/t Au
.51 m
4.39 g/t Au
1.21 m
1.37 g/t Au
.84 m
1.44 g/t Au
.61 m
2006 Drill Hole
Paquin
Paquin East
Decoeur
Tie Line 9+00S
L0+00
L5+00E
L10+00E
L15+00E
L20+00E
Winter Base Line
Lac Bousquet
Kiekkiek (Bousquet) Shear
Canadian National Railway
Bousquet
La Ronde
NORMAR OPTION
Doyon
Lapa
N
0 5 10km
CURRENT PRODUCER
Gold exploration properties in Quebec
Twin Mining Corporation
Project: Normar
Location: Bousquet TWP, Quebec
Title: 2006 Drill Hole Locations
0 250 500 750
Meters
Prepared by: MEL
Drawn by: MEL
Date: (dd/mm/yy) 24/01/07
Index: Figure1.cdr
Project No.: Normar

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

Property Interest

In late August 2003, Breakwater Resources Ltd. (“Breakwater”) granted the Corporation an option to purchase up to an 80% interest in the 6 properties along Quebec’s Cadillac-Malartic portion of the Abitibi gold belt covering 7,040 acres (28.5 square kilometers). Under terms of the option agreement, the Corporation was required to spend $150,000 before September 2004 and make a payment of $25,000 on that date to renew the option. Total payments of $125,000 and aggregate expenditures of $3.5 million are required to maintain the option through September 2008 and to earn an initial 60% interest. The Corporation can include a 10% overhead fee in respect of all exploration expenditures incurred on the Breakwater claims. Expenditures exceeding minimum annual requirements incurred may be carried forward and included in future exploration expenditures. The Corporation can then purchase a further 10% interest for $100,000 and following completion of a feasibility study, the Corporation can purchase an additional 10% interest by paying $500,000. There is a provision to buy Breakwater out of the project for $1,500,000 if it decides not to participate in the development of the properties.

In December 2003 and April 2004, the Corporation staked 63 additional claims in the Bousquet region adjacent to the Normar claims (“Bousquet Claims”) covering 3,194 acres (12.9 square kilometers).

26.

In 2004, the Joannes North and Joannes West portions of the property covering 2,540 acres, were returned to Breakwater. In July 2005, the Corporation optioned its interest in the Breakwater and Bousquet Claims to Stellar Pacific Ventures Inc. (“Stellar”).  Stellar assumed the annual rental fee payable to Breakwater and the commitment to incur $1,900,000 in exploration work by September 2008.  In May 2006, after making cash payments of $40,000 and incurring $108,000 in exploration expenditures on the Normar group of claims, Stellar forfeited its option to earn an interest on Abitibi.

During 2006, after the Corporation initiated a comprehensive review of the 62 Breakwater claims and the 63 Bousquet #1 and #2 claims of Abitibi Gold Property (“Abitibi”), an exploration program was established focusing on the Normar optioned claim portion, 50 Bousquet claims were allowed to lapse in June without renewal, and $3,500 was written off in respect of these lapsed claims.

As at December 31, 2006, the Corporation had made cash payments totaling $75,000, and incurred exploration expenditures totaling approximately $2,186,000 (including a 10% overhead component and $108,000 incurred by Stellar) sufficient to maintain the Property in good standing until September 1, 2007. The Corporation retains an interest in 62 claims optioned from Breakwater and an additional 13 Bousquet claims covering 20.3 square kilometres (5,018 acres).

In 2007, the Corporation paid $6,812 to renew the 13 Bousquet claims until 2008.

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

Exploration Program – 2004

27.

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

Exploration Program – 2005

Stellar had undertaken a modest exploration program on the Normar group of claims.

Exploration Program – 2006

After Stellar had forfeited its option in May 2006, the Corporation began a four-hole, 1,500-meter drill program on the Normar claims in November 2006. The project was completed in December 2006 and assay results were announced in February 2007. All four holes intersected narrow yet significant gold mineralization ranging from 1.34 g/t gold over .44 meters to 7.27 g/t gold over .31 meters. All these intersections were found in smokey quartz veins, stockworks and flood zones all associated with chalcopyrite, pyrite, and arsenopyrite within larger sericite / chlorite alteration zones.

Hole TMN-06-01 intersected the mineralized structure approximately 100 metres above the zone in Hole TMN-03-19. Holes TMN-06-02 and 03 intersected the mineralized structure approximately at the same elevation, 100 metres east and west of the zone discovered in Hole TMN-03-19. Hole TMN-06-04 evaluated the Tonalite Zone 100 metres west of Hole TMN-03-07. True widths and overall geometry of the mineralized zones are impossible to determine at this early stage in the evaluation of the Normar Property.

Significant assay results from the drilling program at Normar are presented below.

Hole Number	Metres			Gold g/t
	From	To	Length
TMN-06-01	51.49	52.26	0.77	1.13
	334.60	334.91	0.31	7.27
	368.49	370.45	1.96	2.17
	371.33	372.17	0.84	1.37
TMN-06-02	360.44	365.14	4.70	3.30
	360.44	361.70	1.26	6.48
	370.24	370.75	0.51	1.51
TMN-06-03	442.08	442.61	0.61	1.44
	454.61	455.18	0.57	1.17
	457.27	457.75	0.48	1.03
	517.64	518.85	1.21	4.39
TMN-06-04	35.00	35.44	0.44	1.34
	52.20	53.00	0.80	3.15

This drill program is further evidence that the Normar property contains a geological environment and rocks similar to those found at nearby current and past producing gold mines in the area.

Objectives for the Abitibi Gold Project in 2007

The Corporation intends to continue exploration of the Abitibi project, both by the Corporation and, if possible, by joint venture partners.

28.

Torngat Property, Québec

The Corporation currently holds one mining exploration permit issued by the Quebec Ministry of Natural Resources (“QMNR”) in 1999, which was renewed in 2006 and 34 mining claims adjacent to its mining permit staked in 2005, for an area covering a total of 64.9 square kilometres. The permit is valid for up to ten years from its original date of issue, and then must be individually staked by claim. Each claim can be renewed every two years as long as sufficient field work has been submitted and assessed by QMNR. Annual expenditures are required to maintain the permit and claims in good standing. The Corporation’s efforts to date on the property have mostly focused on a series of five (5) diamondiferous kimberlite dyke systems that stretch over a combined length of 37 kilometres of Torngat.

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

29.

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

30.

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

31.

Since 2003, the Corporation has elected to focus its primary attention on its Atlanta, Brodeur and Abitibi properties and as a result, no significant expenditures have been made on Torngat since that time.  Sufficient work has been completed to secure the mining rights: on its exploration permit staked, totaling 50 square kilometers; and its 34 mining claims, totaling 14.9 square kilometres, until July 2009. In 2005, two other exploration permits, covering 277 square kilometres, were not renewed and costs of $700,000 relating to these permits, comprised of $141,270 in acquisition and holding costs, and $558,730 in related field work, were written off during the year.  In 2006, after being inactive for more than three years, the Corporation wrote off the remaining book value of the property of $2,692,190 to comply with Accounting Guideline No. 11 (AcG 11) of the CICA. The Corporation continues to hold a total of 13.4 carats of high quality diamonds which were recovered from Torngat in 2000 from a sample of 343 tonnes of ore.

Brodeur Property, Baffin Island

The Corporation acquired its interest in its Brodeur Property pursuant to an agreement with Helix Resources Inc. (“Helix”), dated April 27, 2000, as amended by agreement dated May 5, 2005 (as amended, the “Helix Agreement”) pursuant to which the Corporation acquired three mining claims totaling 28.85 square kilometres (7,128.5 acres) staked on Brodeur. To maintain the Helix Agreement in good standing, the Corporation is required to pay Helix $150,000 annually. One half of these payments and all of certain prior payments made to Helix prior to 2005 are deemed advances against future royalty payments. The 2006 and 2007 payments were made on January 3, 2006 and 2007 respectively. In addition, under the terms of the Helix Agreement, $500,000 is due to Helix upon receipt of all development permits and $1,000,000 plus 500,000 pre-consolidation common shares of the Corporation are due upon production of 500,000 carats. Subsequently, a 5% net profits interest and a 1% gross royalty are due after crediting previous payments. In 2003, the Corporation staked 426 additional mineral claims in the region covering 4,118 square kilometres (1,017,593 acres) and paid an initial filing fee of $101,759. Five of the claims staked in prior years were allowed to lapse. Total cost of $31,219, including direct exploration costs of $29,806, for the five abandoned claims were written off in 2003. By the end of 2003, the Corporation had a 100% interest in 532 mineral claims totaling 5,075 square kilometres (1,254,029 acres) within the region. In 2005, the Corporation elected to reduce its holdings in Brodeur.  It filed assessment reports with Indian and Northern Affairs Canada in connection with field work carried out from 2002 to 2005 and paid filing fees of $29,694 in respect of these reports filed. 218 claims covering 2,093 square kilometres (517,029 acres) were abandoned and costs of $800,000 relating to these claims, comprised of $135,995 in acquisition and holding costs, and $664,005 in related field work, were written off. In 2006, the Corporation decided to focus future exploration on those mining claims in and around the Freightrain-Cargo1 pipe which have the greatest potential for diamond discovery, and recorded a write down of $2,200,000 in respect of those mining claims expected to lapse in 2007. At December 31, 2006, the Corporation decided to retain an interest in 67 claims covering 151,415 acres and continues to hold a total of 51.1 carats of high quality diamonds which were recovered from Brodeur in 2001 and 2002 from a sample of 248.4 tonnes of ore.

Location and Access

The Brodeur cluster of kimberlite pipes is located 12 kilometres east of Tidewater on the Brodeur Peninsula, on the west coast of Baffin Island. It is centered 3.3 kilometres south of Jackson River at 73°14' 48" latitude north and 88°16' 12" longitude west. Approximately 100 kilometres to the east is the community of Arctic Bay (Ikpiarjuk), which is linked by a 21 kilometre all-weather highway to the more easterly Nanisivik zinc mine and townsite.

Arctic Bay and Nanisivik have First Air Boeing 727 jet service twice weekly. Marine shipping companies make the first scheduled delivery in mid-July and the last in mid-September. Navigable waters of Admiralty Inlet, Lancaster Sound and Prince Regent Inlet bound the Brodeur Peninsula.

32.

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

2004 Exploration Program and Results

The Corporation advanced Brodeur after entering into two agreements during the year.  Pursuant to a letter agreement entered into in April 2004 with Kennecott Canada Exploration Inc. (“Kennecott”) in connection with 270,644 acres of the north claim block (the “Jackson East & West”) of  Jackson Inlet, Kennecott incurred expenditures in excess of $615,000 in completing a 15,700-line kilometre MIDAS IITM aeromagnetic survey over 200,000 acres of Jackson East & West using 50-metre spacing for one block of claims (“Block 1”) and 75-metre spacing for a second block of claims (“Block 2”). The final results of the survey, which were received during the first quarter of 2005, revealed as many as 78 new potential kimberlite drill targets. The agreement with Kennecott was terminated in July 2004 as a result of discussions of the Corporation’s obligations towards a third party having an interest in Brodeur not producing the necessary results within the anticipated time frame. The Corporation remains committed to honoring the third party agreement and to continue advanced exploration at Brodeur.

In August 2004, the Corporation entered into an agreement (the “Option”) with Stornoway Diamond Corporation (“Stornoway”) in respect of the south claim block running along the Vista River (“Vista”) covering over 980,000 acres of Brodeur pursuant to which Stornoway was granted an option to earn an interest in Vista. In 2006 Stornoway conducted an airborne survey over a portion of Vista. The results of this survey were delivered to the Corporation and the Option was terminated. The Corporation completed a 1,200-sample soil / till sampling program in the third quarter of 2004.  The samples were processed for kimberlite indicator minerals at Vancouver Indicator Processors Inc. in Burnaby, B.C., Canada.  Heavy mineral concentrates at this lab was sent to HDM Laboratories Inc, in Denver, and KIM Dynamics, in Vancouver, B.C., Canada, for sorting, selecting and counting kimberlite indicator minerals.

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

33.

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

The 980,000 acre Vista project has been confirmed by indicator mineral analyses to have diamond potential and is at the airborne survey stage with the exception of the earlier mentioned MIDAS II™ survey executed on the Jackson Inlet East block that revealed just outside its boundary four anomalies located on Vista. In 2006 the Corporation decided to allow the majority of the Vista claims to lapse.

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

34.

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

35.

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

In 2006, a technical review of the Fugro aeromagnetic data was undertaken by Scott Hogg & Associates Limited. The objective was to identify high priority drill targets. Of the 38 magnetic anomalies with characteristics most reflective of shallow intrusive bodies such as kimberlite pipes, 12 were recommended as priority sites for investigation by drilling. A ground or detailed helicopter-borne magnetic survey of each site is required to determine the location of each anomaly source with sufficient accuracy for drill positioning.

Testing for diamondiferous kimberlites:

The 2005 drilling program was designed to investigate the presence and quality of kimberlites in addition to the known Freightrain pipe, the Cargo1 pipe, the 1.7 kilometre kimberlite corridor and the 3 pipes discovered by Rio Tinto on their property near Brodeur. The focus was on Jackson Inlet East and West drill targets and to establish the diamond potential of the 78 new targets produced by the 2004 airborne survey.

The Corporation is encouraged by the results of this drilling program which is believed to be a good indicator of more diamondiferous kimberlite pipes present.  A series of holes investigated the 1.7 kilometre corridor of kimberlite fragments up to 50 metres wide. One angled hole (-60°) drilled under a line of kimberlite fragments intersected, 330 metres northeast of the Cargo1 pipe, 1.83 metres of kimberlite after passing through 2.13 metres of till and 15.24 metres of limestone. This confirmed the existence of a significant dyke extending beyond Cargo1 to the northeast and southwest towards the Freightrain pipe. Earlier grab samples, weighing approximately 50 kilograms, of kimberlite fragments on the corridor yielded 13 diamonds. Other Reverse Circulation (“RC”) holes, testing 11 targets which had favorable aeromagnetic responses, yielded diamond indicator minerals in their cuttings possibly indicating nearby kimberlite. Further analysis of the minerals found in the drill cuttings might identify kimberlite bodies. It is inferred that a number of holes may have stopped prematurely in boulders of limestone or sandstone rather than in true bedrock.

2006 Analytical Results

36.

During 2006, SGS Mineral Services provided electron microprobe analyses on indicator mineral grains from a 2-kg sample of rock cuttings (number 92032) recovered from a 1.83m interval of kimberlite intersected in 2005 by RC drill hole CG1-12 within the 1.7-km corridor. Because the SGS Mineral Services microprobe unit was being serviced, these analyses were conducted on its behalf at the University of New Brunswick. Furthermore, analyses were reported for indicator minerals recovered from surface float (sample number 92026) in a kimberlite fragment train in the vicinity of Magnetic Anomaly A-2. The following discussion of results from a report by Dr. Bruce Craig Jago entitled “Interpretation of Kimberlite Indicator Mineral Electron Microprobe Analyses: Samples No. 92026 and 92032”. Dr. Jago is a “qualified person” as defined by National Instrument 43-101 of the Canadian Securities Administrators.

Analytical results from both samples 92026 and 92032 are similar to those obtained from indicator minerals recovered from the Freightrain pipe, located 450m to the southwest of Magnetic Anomaly A-2. Thus, and kimberlite sources of these samples probably are related to the Freightrain system (possible extension). The samples are characterized by a mantle-derived peridotitic suite of Cr-pyrope, chromite/spinel, olivine, clinopyroxene and picroilmenite.  The Cr-pyrope suite includes garnets of harzburgitic (G10 and G10D), lherzolitic (G9), websteritic (G4) and wehrlitic (G12) paragenesis.

Figure 2a: CaO vs. Cr_2O_3 Garnet Plot

Harzburgitic
85%
Lherzolitic
Gnt-Spn-Lherzolite
Trend
G/D
Wehrlitic
Eclogitic
Cr_2O_3 (wt. %)
16.0
12.0
8.0
4.0
0.0
0.0
4.0
8.0
12.0
16.0
20.0
CaO (wt. %)
Peridotitic DI-Garnet
Eclogitic DI-Garnet
92032:G1
92032:G4
92026:G9
92026:G10
92032:G11
92032:G12

Nearly 10% of the pyrope population garnets are subcalcic G10s, many of which are G10Ds.  High-pressure megacrystic garnets are present but rare.  Noteworthy is a small (2.3%) but highly significant population of sodium-enriched, diamond-facies websteritic/pyroxenitic garnets (G4 and G4D), compositionally similar to such garnets that have been linked to the principle diamond source at the Victor kimberlite near Attiwapiskat, Ontario, currently under development by De Beers. The De Beers fact sheet on Victor indicates a grade of 0.23 carats per tonne and a value of C$117 per tonne.

(see http://www.debeerscanada.com/files_2/victor_project/factsheet.html)

 A significant portion (up to 66%) of the chromite population plots within the Diamond Inclusion Field and general chromite distribution patterns are similar to those at Freightrain.

37.

Figure 3a: MgO vs Cr2O3 Spinel Plot
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Cr2O3 (wt. %)
Crustal Spinel
Mantle Spinel
0.0
2.0
4.0
6.0
8.0
10.0
12.0
14.0
16.0
18.0
20.0
MgO (wt. %)
92026:Cr-spinel
DI-Chromite
92026:Ti-Mt/Mt

Figure 3b: TiO2 vs. Cr_2O_3 Chromite Plot

80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Cr2O3 (wt. %)
0.0
2.0
4.0
6.0
8.0
10.0
12.0
14.0
16.0
18.0
20.0
TiO2 (wt. %)
Spinel Compositions Unique to Kimberlite
Spinel Compositional Overlap Field
Probable Crustal Spinel
DI-Chromite
92026
92026:Ti-Mt/Mt

Cr-bearing clinopyroxenes were recovered only from the kimberlite float sample (number 92026) and all were derived from garnet lherzolite.  These were plotted on a temperature-pressure diagram and are interpreted as being roughly coincident with a 45mW/m2 conductive geotherm that is rooted in the diamond stability field (see accompanying Fig. 8 from the Jago report).  Although temperatures are clearly higher than reported for diamondiferous kimberlites from the Slave Province in Canada where geothermal array plots indicate a relatively cool 35 to 40 mW/m2 conductive geotherm, the presence of significant diamond populations at the Freightrain and Tuwawi (Kennecott) kimberlites clearly indicate that temperatures are not too high for

38.

diamond preservation.  The presence of relatively abundant Mg-Cr-enriched picroilmenite indicates reduced conditions (oxygen-poor) in kimberlite source areas, which also favours diamond preservation.

Figure 8: Clinopyroxene Pressure-Temperature Array

Temperature (°C)
400
600
800
1000
1200
1400
1600
0.0
10.0
20.0
30.0
40.0
50.0
60.0
70.0
80.0
90.0
Pressure (Kbar)
Graphite/Diamond
50 mW/m2
45 mW/m2
40 mW/m2
30 mW/m2
92026

The very positive chemistry of drill cuttings sample number 92032 re-enforces the potential significance of magnetically undetectable kimberlite along the 1.7-km Cargo 1 dyke-fragment trend, and provides strong justification for focusing additional exploration in the immediate vicinity.  The dyke underlying the fragment train and a large portion of the Cargo 1 pipe were not apparent from results of either ground or airborne magnetic surveys.  At the Cargo 1 pipe, magnetic susceptibility (MS) of kimberlite core from hole CG1-05 tested by MPH Consulting Limited averaged only 0.05 MS whereas that encountered by two other Cargo 1 holes west of CG1-05 had susceptibility averages of 2.49 and 2.26.  These values are not unlike those from many known kimberlites in other districts (e.g., Victoria Island).

Objectives for Brodeur and Torngat Diamond Properties in 2007

Management believes that realization of the potential of the Brodeur and Torngat diamond properties can best be achieved if these assets are held by an entity that specializes in diamond exploration, possessing levels of funding and infrastructure to sustain exploration. The Corporation plans to continue to pursue alternatives to unlock the value of the Brodeur and Torngat diamond properties during 2007.

39.

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

Method of Operation

The Corporation has been an exploration stage mineral resource company since inception and has undertaken gold exploration and mine development activities since 1994. Between July 1999 and December 2001, the Corporation focused on diamond exploration in Canada. In 2002, the Corporation reactivated development activities on Atlanta and continued to direct its efforts towards diamond exploration on Brodeur. In 2004, a positive feasibility study on Atlanta was completed and the Corporation has commenced discussions in respect of financing the mine at Atlanta.  Concurrently with this, the EIS and permitting process at Atlanta is progressing.  On February 9, 2005, the Corporation submitted a Supplement to the Plan of Operation to the U.S. Department of Agriculture – Forest Service (“USFS”), the lead agency in the permitting process, and on March 2, 2005, the USFS accepted the Supplement as adequate to proceed with the NEPA analysis through the completion of an Environmental Impact Statement (“EIS”). In 2006, at Brodeur, the Corporation engaged MPH Consulting Limited (“MPH”), an international exploration and mining consulting company, to manage bulk sampling programs designed to further evaluate the economic potential of the Freightrain kimberlite and to provide an initial evaluation of the commercial diamond content of Cargo1 group of claims.

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

40.

during the fourth quarter of 2005.  Pursuant to the various financings, four directors of the Corporation subscribed for 387,777 flow-through shares and 3,616,665 common share units for aggregate proceeds to the Corporation of $720,800. 1,808,331 warrants included in the units subscribed for by the directors are exercisable at $0.24 per share.

 The 36 million shares issued in December 2005 were issued to Jipangu Canada Inc. (“Jipangu”) and resulted in Jipangu then owning approximately 19.9% of the Corporation’s outstanding shares.  In addition, Jipangu and the Corporation signed a letter of intent which would have allowed Jipangu to subscribe for and purchase by April 4, 2006, 63,854,545 common share units at $0.1375 per unit for gross proceeds to the Corporation of $8,780,000. In March 2006, Jipangu decided that it would not proceed with the additional financing.

In 2006, the Corporation completed stock offerings for total gross proceeds of $5,011,000 by means of equity financings consisting of 1,666,666 flow-through shares units issued at $0.15 per unit, 1,222,222 million common shares issued at $0.18 per share and 38,617,393 common share units issued at $0.115. The Flow through share units were issued on May 9 and consisted of one flow through common share and one half of one common share purchase warrant of the Corporation. In addition, 133,333 broker warrants were issued in respect of the May 9 closing. Each whole warrant is exercisable at $0.23 per warrant for two years. 1,544,694 broker warrants were issued in respect of the September and October closings. Each warrant is exercisable at $0.13 per warrant for one year. Total share issue costs incurred in 2006 were $557,610, including cash finders’ fees of $242,050 paid in respect of the private placements.

4,347,826 of the common shares issued at $0.115 were placed with directors of the Corporation or with a company related to a director of the Corporation. 1,222,222 shares were issued in satisfaction of demand notes of $220,000 bearing interest of 5% per year due to two directors of the Corporation and 870,000 of the shares were issued in satisfaction of $100,000 due to a supplier.

The Corporation is currently in discussions to secure additional financing. A delay in arranging such financing on terms satisfactory to the Corporation could result in construction at Atlanta and ultimately production from Atlanta, being delayed.

Segmented Information

Information regarding geographical segments in which the Corporation has operated is disclosed in note 9 to the annual consolidated financial statements in the 2006 annual report of the Corporation, which consolidated financial statements and notes thereto are incorporated herein by reference.

Mining Agreements

Certain of the interests of the Corporation in the mineral properties of the Corporation are held through various agreements which are described in note 4 to the consolidated financial statements of the Corporation as set out in the 2006 annual report of the Corporation, which consolidated financial statements and notes thereto are incorporated herein by reference.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Disclosure regarding management's discussion and analysis of financial condition and results of operations is set out in the 2006 annual report of the Corporation, which disclosure is incorporated herein by reference.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements.

41.

Tabular Disclosure of Contractual Obligations

    All amounts in this section are expressed in thousands of Canadian dollars, except in respect of Atlanta, which are expressed in thousands of U.S. dollars).

The Corporation has made commitments in respect of its head office leases and mineral properties as follows:

	Years 1-2	Years 3-4	After Year 4
Head office	149	79	-
Atlanta (1)(2)	195	105	60
Abitibi	25	-	-
Brodeur (3)	150	150	150

(1) Pursuant to an amendment to one of the Atlanta lease-purchase option agreements a final option payment of $120,000 which was due in December 2006, will be repaid in equal installments to December 2010, and include accrued simple interest of @ 5% per year.

(2) Pursuant to the Lease / Option to Purchase agreement with Monarch Greenback, LLC (“Monarch”), the Corporation has an option to purchase Monarch’s surface and mineral rights on February 2, 2009 for $2,875,000.

(3)

Paid to Helix Resources Inc. on January 3, 2007.  Payments are to be made annually until the production of 500,000 carats of diamonds or the termination of the existing claims purchase agreement with Helix.

Contingencies and commitments are described in Note 10 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2006.

Exploration work, particularly at Brodeur and Torngat, is significantly affected by the weather and light conditions that prevail in the Canadian Arctic in the fall and winter seasons.  The level of the Corporation’s activities at Atlanta and Abitibi are also somewhat impacted by winter weather conditions.  These factors may result in lower overall levels of activity on the Corporation’s properties during these seasons.  However, as a property advances toward the production stage and permanent facilities are constructed, the impact of adverse weather conditions on operations diminishes.

42.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and officers of the Corporation (as at March 23, 2007)

Name and Position

Term of Office

James K. Gray, O.C. *

Chairman

Director since March 15, 2000, Chairman since August 2006

Eric J. Berentsen

Director

Since June 30, 2006

Allan J. Folk

Director

Since November 6, 2006

Bill Baird

Director and Interim CEO

Director since February 7, 2007, Interim CEO since August 4, 2006

Domenico Bertucci, C.A. (1)

Chief Financial Officer

Since February 18, 2000

R. Bruce Thorndycraft, Met. Eng

Vice President, Operations and

General Manager, Atlanta Gold Corporation

Since November 6, 2006

F. Paul Collins,

Secretary

Since March 15, 2001

*  Members of the Audit Committee of the Board of Directors of the Corporation  during 2006. Mr. Folk was appointed to the Audit Committee on February 7, 2007 and Mr. Berentsen was appointed to the Audit Committee on March 22, 2007, to replace two directors who had retired from the Board.

(1) Mr. Bertucci has submitted his resignation as Chief Financial Officer of the Corporation to be effective March 31, 2007.

James K. Gray, O.C., has been a director of the Corporation since March 15, 2000 and its Chairman since August 4, 2006. For the past 50 years, Mr. Gray has been engaged in the oil and natural gas exploration business in Western Canada.  In 1973, Mr. Gray co-founded Canadian Hunter Exploration Ltd., one of Canada's larger natural gas producers, serving in the positions of Executive Vice President, President and CEO, and Chairman until the company was purchased by Burlington Resources in December 2001. Mr. Gray also serves as a director of Brookfield Asset Management Inc. (formerly Brascan Corporation), Canadian National Railways and Phoenix Technology Income Fund.  He is also non-executive Chairman of Temple Energy Inc., a private oil and gas exploration company, and a member of the Advisory Board of Lazard Canada, a subsidiary of Lazard Brothers & Co. Limited.

Eric J. Berentsen, who became a director of the Corporation on June 29, 2006, is the President of Jipangu Exploration Inc.  He has over twenty-nine years of varied geological experience, including as Chief Exploration Geologist for Getchell Gold Corp. from 1990 to 1999 and for Apollo Gold Inc. from 2002 to 2005. Mr. Berentsen also served as Senior Mine Geologist from 1999 to 2002 for Placer Dome Inc. and has worked for Jipangu since their acquisition of the Exploration division of Apollo Gold.

Allan J. Folk, a director of the Corporation since November 6, 2006, is Vice President of Institutional Equity Sales for Fort House Inc., an investment dealer and has more than 20 years experience in the investment industry.

Bill Baird, was appointed as Interim Chief Executive Officer of the Corporation on August 4, 2006 and as director of the Corporation on February 12, 2007. Mr. Baird has over 20 years of senior experience with a number of mining and exploration companies including 10 years with Teck Cominco Limited. Prior to his

43.

appointment as Interim CEO, Mr. Baird was a consultant to the Corporation and to other companies in the mining, land management and high technology / data utility industries.

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

Bruce Thorndycraft has been the Vice President, Operations and General Manager of the Corporation’s U.S. subsidiary, Atlanta Gold Corporation, since November 2006. Mr. Thorndycraft is an experienced chemical and metallurgical engineer and mine operator, and is internationally recognized for his expertise in designing, developing and running gold heap-leach operations for over 20 years, including gold projects in North, Central and South America. Prior to joining Atlanta Gold Corporation, Mr. Thorndycraft was with Lyntek Incorporated, where his last assignment was the pit and plant design for the Atlanta’s Full Feasibility Study.

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

Employees

As of December 31, 2006, the Corporation had ten employees. Two employees reside in Canada and eight employees reside in the United States. In November 2005, a senior employee became a full-time consultant at the Corporation’s Boise, Idaho office. In November 2006, he became an employee of the Corporation, again.

Compensation

Disclosure regarding the compensation paid by the Corporation and its subsidiaries to the directors and officers of the Corporation is set out in the management information circular dated February 7, 2007 of the Corporation, which disclosure is incorporated herein by reference.  In 2006, the aggregate compensation paid by the Corporation and its subsidiaries to the directors and officers of the Corporation as a group for services in all capacities was US$322,675 (2005 - US$293,132).

Options and Warrants

Certain of the directors, officers, employees and consultants of the Corporation have been granted options to purchase common shares of the Corporation at various prices under the share option plan of the Corporation. Effective March 22, 2007, the Corporation amended the Articles of the Corporation to consolidate the common shares of the Corporation on the basis of one consolidated common share for each fifteen pre-consolidated common shares. As a result of this consolidation outstanding options to purchase common shares and the exercise prices thereof were also adjusted to reflect the consolidation. As at the date hereof, the following share options (to purchase consolidated common shares) were outstanding:

44.

Held by	Number of Options	Exercise Price	Expiration Date
Directors and Officers	13,333	$4.275	November 24, 2009
	6,667	2.85	February 13, 2011
	10,000	1.80	June 28, 2011
	50,000	1.65	September 28, 2011
	13,333	1.50	November 6, 2011
	10,000	1.35	December 11, 2011
Sub total	103,333
Employees and others who are not directors or officers	13,333	$7.65	May 17, 2007
	6,667	6.75	January 17, 2008
	3,333	4.00	January 29, 2008
	10,000	4.275	November 24, 2009
	30,000	3.30	February 11, 2010
	6,667	2.70	June 30, 2010
	80,000	2.85	February 13, 2011
Sub total	156,667
Total	260,000

Share Ownership of Directors and Officers

As of March 29, 2007, and after giving effect to the share consolidation described above, the Corporation had 14,890,700 consolidated common shares outstanding (pre-consolidation: 223,360,501 shares) and to the knowledge of the Corporation, the total amount of any class of the Corporation's voting securities owned by the officers and directors of the Corporation as a group is as follows:

Identity of Person

Title of Class

or Group

Amount Owned

Percent of Class

Common shares

Officers and Directors

774,123 (1)

5.1%

(1) Includes 143,518 common shares which the officers and directors as a group have the right to acquire beneficial ownership pursuant to the exercise of stock options and common share purchase warrants. Excludes 2,486,956 common shares and 129,646 common share purchase warrants held by companies associated with two of the directors.

The following table discloses on an individual basis the number of consolidated common shares owned and options to purchase consolidated shares granted to directors and senior management of the Corporation.

Name	Number of shares owned	Options granted	Exercise price	Expiry dates
James K. Gray	613,937	6,666 (1)	$2.85	February 13, 2011
Eric J. Berentsen	- (2)	10,000	1.80	September 28, 2011
Allan J. Folk	16,666	10,000 (3)	1.35	December 11, 2011
Bill Baird	-	50,000	1.65	September 28, 2011
Bruce Thorndycraft	-	26,666	$1.50 to $4.275	November 24, 2009 to November 6, 2011
F. Paul Collins	-	-	-	-

(1) Excludes warrants held by James K. Gray to purchase, in aggregate, 40,185 common shares. Of these warrants, 30,925 are exercisable at $3.60 per share until July 28, 2007, and 9,259 are exercisable at $3.60 per share until September 15, 2007.

(2) Excludes 2,486,956 common shares owned by a company associated with Mr. Berentsen.

45.

(3) Excludes warrants held by a company associated with Mr. Folk to purchase, in aggregate, 129,646 common shares. Of these warrants, 99,501 are exercisable at $1.95 per share until September 11, 2007, 3,478 are exercisable at $1.95 per share until October 6, 2007, and 26,666 are exercisable at $1.80 per share until November 17, 2007.

To the knowledge of the Corporation, there are no arrangements, the operation of which may at a subsequent date result in a change in control of the Corporation.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

To the knowledge of the Corporation, the Corporation is not directly or indirectly owned or controlled by a corporation or foreign government and no person is the owner of more than five per cent of any class of voting securities of the Corporation, except Jipangu Canada Inc., which owns 2,486,956 consolidated common shares of the Corporation (being approximately 16.7% of the number of consolidated common shares currently outstanding).

In October 2005, Mr. Thorndycraft entered into a consulting agreement with the Corporation to provide technical engineering expertise in respect of the Atlanta gold project until rejoining the Corporation on a fulltime basis in November 2006. Total amount invoiced to the Corporation in 2006 was US$68,187. In addition, during 2006, 4,347,826 (pre-consolidated) common shares were issued at $0.115 were placed directly with directors of the Corporation or with a company related to a director of the Corporation. In February 2006, the Corporation settled $220,000 of principal amount of the demand promissory notes held by two directors of the Corporation by issuing 1,222,222 pre-consolidated common shares in full satisfaction thereof.  As at December 31, 2006, the Corporation had accrued for $488,012 in respect of demand loans made by two former directors of the Corporation and evidenced by promissory notes (“Notes”) bearing interest at 5% per annum and due on demand.  Interest of $25,707 was paid in 2006 to the directors in respect of the Notes. Additional disclosure regarding the interest of management in certain transactions is set out in the management information circular dated February 7, 2007 of the Corporation, which disclosure is incorporated herein by reference.

ITEM 8.

FINANCIAL INFORMATION (also see ITEMS 3 and 19(a))

Legal Proceedings

(i)

        On May 25, 2005, the Idaho Conservation League (“ICL”) filed a complaint in federal district court alleging that Atlanta Gold was in violation of the United States Clean Water Act by allowing drainage from a historic underground mine adit (the “900 Adit”) to discharge into a local creek. On December 8, 2005, the court approved an out-of court settlement on the complaint that confirmed Atlanta Gold’s requirement to complete construction of a water treatment facility for the 900 Adit discharge water by December 1, 2005, or as soon thereafter as weather conditions permitted, and required Atlanta Gold to create a fund of US$25,000 to be used for additional environmental projects benefiting water quality in the area and to pay $6,000 towards ICL’s legal fees. In January 2006, the Corporation paid US$31,000 in respect of the environmental projects fund and the legal fees. After a difficult winter during which most work had to be halted, installation of two new treatment ponds was completed in June 2006. In July 2006, ICL raised questions about the adequacy of some of the work in the 900 Adit water treatment project.  During the last half of 2006, the Corporation completed modifications in response to these questions, including reinstalling a new liner and heavier underlayment in one of the two ponds, as well as additional piping, a leak detection system, and a fence around the project. Total expenditures incurred in respect of the ICL complaint was $426,376 in 2006 (2005 – $206,790).

(ii) In September 2006, an equipment supplier brought an action against the Corporation seeking damages of approximately $970,000. The Corporation filed a statement of defense in October 2006 and intends to vigorously defend the action.

(iii) In March 2007, a former director and officer of the Corporation filed a Statement of Claim against the Corporation seeking $428,012 in respect of amounts alleged to have been advanced to the Corporation in 2005 and 2006. The Corporation intends to vigorously defend the action.

46.

ITEM 9.

THE OFFER AND LISTING

The table below summarizes the high and low trading prices of the pre-consolidated common shares of the Corporation on the Toronto Stock Exchange for (a) each of the previous five financial years; (b) each of the eight quarterly periods within the past two financial years of the Corporation; and (c) each of the most recent six months:

Period

                  (In Canadian Dollars)

High

Low

Financial year ended December 31, 2002

$0.820

$0.300

Financial year ended December 31, 2003

$0.490

$0.220

Financial year ended December 31, 2004

$0.395

$0.150

Quarter ended March 31, 2005

$0.215

$0.155

Quarter ended June 30, 2005

$0.185

$0.130

Quarter ended September 30, 2005

$0.155

$0.110

Quarter ended December 31, 2005

$0.135

$0.095

Quarter ended March 31, 2006

$0.225

$0.115

Quarter ended June 30, 2006

$0.175

$0.110

Quarter ended September 30, 2006

$0.150

$0.100

Quarter ended December 31, 2006

$0.110

$0.085

Month ended September 30, 2006

$0.145

$0.110

Month ended October 31, 2006

$0.110

$0.095

Month ended November 30, 2006

$0.105

$0.090

Month ended December 31, 2006

$0.100

$0.085

Month ended January 31, 2007

$0.120

$0.080

Month ended February 28, 2007

$0.105

$0.075

As at March 22, 2007 there were 883,094 consolidated common shares (5.9% of the outstanding common shares) of the Corporation held of record by 141 persons residing in the United States.   There is no United States market in which any securities of the Corporation are traded. Until March 28, 2007 the common shares of the Corporation traded on the Toronto Stock Exchange under the trading symbol "TWG". Commencing on March 28, 2007, the common shares of the Corporation traded on the Toronto Stock Exchange under the trading symbol "ATG". The shares also trade on the Berlin / Frankfurt Over-the-Counter Exchange under the symbol "#878 341, EDV Kürzel ATG".

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital (See Consolidated Statement of Shareholders’ Equity in ITEM 19(a))

B.

Articles of Continuance and By-laws

The Corporation was incorporated under the laws of the Province of British Columbia on March 6, 1995 as Atlanta Gold Corporation.  On April 3, 1997, Atlanta Gold Corporation acquired Voisey Bay Resources Inc. by means of a plan of arrangement and changed its name to Twin Gold Corporation.  By Certificate and Articles of Continuance dated March 15, 2000, the Corporation was continued under the laws of the Province of Ontario as Twin Mining Corporation. Effective March 22, 2007, the Corporation amended the Articles of the Corporation to change its name to Atlanta Gold Inc. and to consolidate the common shares of the Corporation on the basis of one consolidated share for each fifteen pre-consolidated shares. The Corporation’s Articles do not contain any limitations on the objects or purposes of the Corporation.

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

47.

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

Rights and Preferences of Shares

The authorized share capital of the Corporation consists of an unlimited number of common shares, an unlimited number of first preference shares (“First Preference Shares”) issuable in series and an unlimited number of second preference shares (“Second Preference Shares”) issuable in series.  Effective March 22, 2007, the currently issued and outstanding common shares of the Corporation were consolidated on the basis of one new common share for each fifteen existing and outstanding common shares. As of March 29, 2007, the Corporation had 14,890,700 consolidated common shares, no First Preference Shares and no Second Preference Shares issued and outstanding. Each common share of the Corporation entitles the holder to one vote at all meetings of shareholders of the Corporation, other than meetings at which only holders of another class or series of shares are entitled to vote.  Subject to the prior rights and privileges attaching to the First Preference Shares and the Second Preference Shares and the shares of any other class ranking senior to the common shares, holders of common shares are entitled to receive dividends in such amounts as and when declared by the Board of Directors. In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the property and assets of the Corporation for the purpose of winding-up the affairs of the Corporation and subject to the prior rights of holders of First Preference Shares, Second

48.

Preference Shares and shares of any class ranking senior to the common shares, holders of common shares are entitled to receive the remaining property and assets of the Corporation.

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

49.

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

The Investment Act provides for special review thresholds for WTO Investors and NAFTA Investors, who are essentially a natural or permanent resident of a World Trade Organization (“WTO”) or North American Free Trade Agreement (“NAFTA”) member, or an entity controlled by such persons. The United States is a member of the WTO and NAFTA. Under the Investment Act, as amended, an investment in the Corporation's common shares by a WTO Investor or a NAFTA Investor would be reviewable only if it was an investment to acquire control of the Corporation and the value of the assets of the Corporation was equal to or greater than a specified amount (the "Review Threshold"), which increases in stages. The Review Threshold is currently $281 million, and is adjusted annually (calculated as prescribed in the Investment Act).

The provisions of the Investment Act may have an anti-takeover effect as they may operate to prevent non-Canadian persons from directly or indirectly acquiring control of the Corporation.

Shareholders Rights Plan

In November 2000, the Board of Directors of the Corporation adopted a Shareholder Rights Plan (the “Plan”), the terms of which are set forth in the Shareholder Rights Plan Agreement dated as of November 17, 2000 between the Corporation and Equity Transfer Services Inc., as amended by agreement dated January 26, 2001. The Plan was ratified by shareholders at a meeting held on March 15, 2001 and the Plan will be in effect until the 2011 annual meeting of shareholders.

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

50.

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

By agreement dated August 29, 2003 between the Corporation and Breakwater Resources Ltd. (“Breakwater”), the Corporation has the exclusive right and option to earn up to a 100% interest in the Abitibi property (the “Property”), subject to certain net smelter and net profits royalty interests. The Corporation can earn a minimum 60% interest in the Property by paying annual taxes and otherwise maintaining the Property in good standing and by making cash payments and incurring exploration expenditures as follows:

	Cash Payments	Exploration Expenditures	Total
September 1, 2004	$ 25,000	$ 150,000	$ 175,000
September 1, 2005	25,000	350,000	375,000
September 1, 2006	25,000	600,000	625,000
September 1, 2007	25,000	1,000,000	1,025,000
September 1, 2008	25,000	1,400,000	1,425,000
Total	$125,000	$3,500,000	$3,625,000

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

Since September 1, 2004, the Corporation paid $25,000 per year to Breakwater for the annual option fee. In July 2005, the Corporation signed an option agreement with Stellar Pacific Venture Inc (“Stellar”) whereby Stellar paid to the Corporation $15,000 upon execution of the agreement and $25,000 in respect of the 2005 annual rental payment to Breakwater.

51.

The Corporation has the right to include a 10% overhead fee in exploration expenditures. Expenditures exceeding minimum annual requirements incurred may be carried forward included in future exploration expenditures. As at December 31, 2006, the Corporation has made cash payments totaling $75,000 and incurred exploration expenditures totaling approximately $2,186,000. This includes a 10% overhead component on all exploration expenditures including approximately $108,000 incurred by Stellar Pacific Ventures Inc. on behalf of the Corporation. On May 1, 2006, Stellar notified the Corporation that it would not be exercising the option. As at December 31, 2006, the Corporation has incurred sufficient exploration expenditures to maintain the Property in good standing until September 1, 2007.

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

52.

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

53.

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

54.

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

55.

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

56.

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

The Corporation's Board of Directors has only one committee, the Audit Committee, which during 2006 was composed entirely of independent directors, being Cedric E. Richie, Alfred Powis, and James K. Gray. Following Mr. Powis’ retirement as a director in the fourth quarter of 2006, Mr. Allan Folk was appointed to the Audit Committee in February 2007. Mr. Folk is also an independent director. The Audit Committee has the responsibility of reviewing with the Corporation's external auditor all financial statements to be submitted to an annual meeting of the shareholders of the Corporation, prior to their consideration by the Board of Directors. The members of the Audit Committee do not receive any separate remuneration for acting as

57.

members of the committee. (Please see “Statement of Corporate Governance Practices” in the Management Information Circular dated February 7, 2007 indexed herein as ITEM 19(b)).

During 2006 management implemented remedial measures to correct  certain material weaknesses in the disclosure controls and procedures that existed as of December 31, 2005. As of the end of the period covered by this report, the Corporation’s management (with the participation of its Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures. Based on this evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Corporation in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. During the period covered by this report there were no changes in the system of internal controls over financial reporting of the Corporation..

ITEM 16.

A.

AUDIT COMMITTEE

During 2003, the Corporation adopted a formal charter for its Audit Committee, the text of which is set forth below. One of the Committee’s role is to recommend to the board of directors the choice of auditor to be nominated for appointment by the Corporation’s shareholders. The Committee has the authority to approve all audit engagement terms and fees. The Committee must pre-approve all non-audit and assurance services to be provided by the auditor. The auditor is required to report directly to the Audit Committee. On February 7, 2007, there was a meeting of the Audit Committee with the auditors present to discuss and, ultimately, recommend to the full Board of Directors to approve the 2006 audited consolidated financial statements.

Audit Committee Financial Expert

In 2006, the Board of Directors, after having reviewed the composition of its Audit Committee, has determined that Cedric E. Ritchie qualified as the committee’s financial expert in accordance with the audit committee financial expert requirements pursuant to the rules of the Securities Exchange Act of 1934, as amended (the “Securities Act”), as set by the Securities and Exchange Commission (“SEC”). In 2007, the Board of Directors, has determined that Allan J Folk qualifies as the committee’s financial expert.

Composition of the Audit Committee and Relevant Education and Experience

During 2006, the Audit Committee consisted of Messrs. Powis, Gray, Holmes (until he resigned as a director on April 12, 2006), and Ritchie. All members appointed to the 2007 Audit Committee are independent (pursuant to Rule 10A-3 of the “Securities Act”), and financially literate as evidenced by their background as follows:

James K. Gray, O.C., a member of the Audit Committee, has over 50 years of experience in the oil and gas industry, including being a co-founder and former Chairman of Canadian Hunter Exploration Ltd., one of the larger natural gas producers in Canada. Mr. Gray is also a director of Canadian National Railways, EdperBrascan Corporation and Nova Scotia Power.

Eric J. Berentsen, a member of the Audit Committee, is the President for Jipangu Exploration Inc. and has over twenty-nine years of varied geological experience, including as Chief Exploration Geologist for Getchell Gold Corp. from 1990 to 1999 and for Apollo Gold Inc. from 2002 to 2005. Mr. Berentsen also served as Senior Mine Geologist from 1999 to 2002 for Placer Dome Inc. and has worked for Jipangu since their acquisition of the Exploration division of Apollo Gold.

58.

Allan J. Folk, a member of the Audit Committee since becoming a director of the Corporation in November 2006, is Vice President of Institutional Equity Sales for Fort House Inc. and has more than 20 years of experience in the investment industry.

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

59.

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

4.

Reviewing with Management and the auditor the adequacy and effectiveness of the Corporation’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

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

8.

Reviewing the quality and appropriateness, not just the acceptability, of the accounting policies and the clarity of financial information and disclosure practices adopted by the Corporation, including consideration of the auditor’s judgments about the quality and appropriateness of the Corporation’s accounting policies.  This review shall include discussions with the auditor without the presence of management.

9.

Reviewing with Management and the auditor, the annual audit plan and results of, and any problems or difficulties encountered during, any external audits and Management’s responses thereto.

10.

Monitoring the independence of the auditor by reviewing all relationships between the auditor and the Corporation and all non-audit and assurance work performed for the Corporation by the auditor on at least an annual basis.

60.

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

61.

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

The Corporation’s external auditors, PricewaterhouseCoopers LLP, billed the Corporation C$55,000 for professional services rendered in connection with the 2006 financial year-end audit, an additional C$31,100 for professional services rendered in connection with the 2006 interim financial reporting, C$83,040 for tax planning services in respect of a proposed corporate restructuring, and C$42,469 for advisory services in respect of replies to SEC comments to the Corporation as a U.S. issuer (C$37,500 in connection with the 2005 financial year-end audit, and an additional C$31,000 for professional services rendered in connection with the 2005 interim financial reporting.

Description of fees	2006 (C$)	2005 (C$)	2004 (C$)
Audit fees	55,000	37,500	35,000
Audit-related fees	31,100	31,000	2,000
Tax fees	83,040	-	-
All other fees	42,469	-	-

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

62.

The Management Discussion and Analysis of the Corporation is included in the 2006 Annual Report of the Corporation incorporated herein by reference.
Management's report on the consolidated financial statements.
Independent auditors’ report to the shareholders.
Consolidated balance sheets as at December 31, 2006 and December 31, 2005.
Consolidated statements of loss for the years ended December 31, 2006, December 31, 2005 and December 31, 2004.
Consolidated statements of cash flow for the years ended December 31, 2006, December 31, 2005 and December 31, 2004.
Consolidated statements of mineral properties for the years ended December 31, 2006, December 31, 2005 and December 31, 2004.
Consolidated statement of shareholders' equity for the years ended December 31, 2006, December 31, 2005 and December 31, 2004.
Notes to the consolidated financial statements.
b)	Index to Exhibits
Documents Incorporated by Reference
15(b).1	The 2006 Annual Report of the Corporation.
Item 4, Segmented Information, Note. 9 to the consolidated financial statements of the 2006 Annual Report of the Corporation
Item 5, Management's Discussion and Analysis of Financial Condition and Results of Operations, included in the 2006 Annual Report of the Corporation
Item 19(a), Index to Financial Statements, included in the 2006 Annual Report of the Corporation
15(b).2	Management information circular dated February 7, 2007 of the Corporation
Item 6, Directors, Senior Management and Employees, "Executive Compensation" is set in the management information circular.
Item 7, Related Party Transactions, "Interest of Management and Others in Material Transactions" set out in the management information circular.

Exhibit Number	Description	# of Pages

1.1*

Articles of continuance effective March 15, 2000 effecting the continuance of the Corporation under the Business Corporations Act (Ontario), the change of name of the Corporation from Twin Gold Corporation to Twin Mining Corporation and the alteration of the share capital of the Corporation.

1.2

Certificate and Articles of Amendment effective March 22, 2007 effecting the consolidation of the common shares of the Corporation on a one for fifteen pre-consolidated basis and effecting the change of name of the Twin Mining Corporation to Atlanta Gold Inc.

3 pages

63.

4.1 #	Agreement to abandon the 20% Participating Interest by Canadian American Mining Company, LLC (“CAMC”) (formerly Quest USA Resources Inc. (“Quest”)) under Venture Agreement dated July 22, 1997 between Quest and Atlanta U.S.
4.2 ##	Option to acquire a 60% Participating Interest on 6 non-contiguous claim blocks totaling ninety one claims or 2,849 hectares from Breakwater Resources Ltd. (“Breakwater”) under an Option to Purchase Agreement dated August 13, 2003 between Breakwater and the Corporation.
4.3 **	Claim Purchase, Gross Royalty and Net Profit Interest (“NPI”) Agreements with Helix Resources Inc., signed on December 15, 2000, to exercised its option to acquire 100% of three mineral claims from Helix (Freightrain, tag # F65593; Slot, tag # F45691; and 38S, tag # F45683) totaling 7,128.5 acres (28.85 square kilometres). Claim 38S (2,480 acres) was allowed to lapse.
4.4	Amending Agreement to the Claim Purchase Agreement with Helix Resources Inc. dated May 5, 2005.	4 pages
4.5	Consulting agreement between Bill Baird and the Corporation dated August 4, 2006.	5 pages
12.1	Chief Executive Officer certification pursuant to Rule 13(a)–14 of the Securities Exchange Act of 1934.	1 page
12.2	Chief Financial Officer certification pursuant to Rule 13(a)–14 of the Securities Exchange Act of 1934.	1 page
13	Certification pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	1 page

*

Previously filed with 1999 Report on FORM 20-F.

**

Previously filed with 2000 Report on FORM 20-F.

#

Previously filed with 2002 Report on FORM 20-F.

##

Previously filed with 2003 Report on FORM 20-F.

###

Previously filed with 2004 Report on FORM 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATLANTA GOLD INC.

DATE: March 30, 2007

/s/ Bill Baird

BILL BAIRD

DIRECTOR AND INTERIM CEO

64.